Exhibit 99.a(1)

Shareholders of Sapiens International Corporation N.V.:

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), to be held on November 19, 2025 at 5:00 p.m. (Israel local time). The meeting will be held at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

On August 12, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub” and collectively with Parent and Bidco, the “Parent Parties”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”). The purpose of the extraordinary general meeting is for you and the other shareholders of the Company to consider and vote, among other things, upon a proposal to authorize and approve the Merger Agreement and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”). Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

In connection with the execution of the Merger Agreement, Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”), entered into a rollover agreement (the “Rollover Agreement”) with SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey (“Topco”), and the Parent Parties, pursuant to which, among other matters, (i) the Rollover Shareholder will, immediately following the effective time of the Merger, receive shares in Topco as consideration for the transfer of 6,896,552 common shares, par value €0.01 per share (each, a “Common Share” and collectively, the “Common Shares”), of the Surviving Company held by the Rollover Shareholder (the “Rollover Shares”) and (ii) Topco will issue to the Rollover Shareholder shares of Topco in exchange for the Rollover Shares, in each case, as further specified in, and delivered in accordance with, the Rollover Agreement.

If the Merger is consummated, at the effective time of the Merger (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below) and the Rollover Shares) will be cancelled in exchange for the right to receive $43.50 in cash per Common Share, without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”).

Notwithstanding the foregoing, if the Merger is completed, the following Common Shares will not be cancelled in exchange for the right to receive the cash consideration described above, but will be cancelled and cease to exist at the Effective Time:

(a)	(i) Common Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the Rollover Shareholder other than the Rollover Shares (the “Non-Rollover Shares”), which will be transferred to Merger Sub immediately prior to the Effective Time, (ii) Common Shares held by Parent, Merger Sub or any of their respective subsidiaries, and (iii) Common Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, in each case of the foregoing clauses (i), (ii), and (iii), issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (the foregoing clauses (i), (ii) and (iii), collectively, the “Excluded Shares”); and

(b)	Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger and seek appraisal and payment of the fair value of their Common Shares, or dissenter rights, pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Grand Court of the Cayman Islands pursuant to Section 238 of the Cayman Islands Companies Act.

In addition, in connection with the Merger and immediately prior to the Effective Time, (a) the Rollover Shareholder will sell and transfer to Merger Sub the Non-Rollover Shares, (b) in exchange therefor, Parent (on behalf of Merger Sub) will issue to the Rollover Shareholder the Loan Note equal to the Loan Note Amount, and (c) in exchange therefor, Merger Sub will issue to Parent a number of shares of Merger Sub with an aggregate value equal to the Loan Note. On the Rollover Closing Date, (i) Parent will sell and transfer to Bidco a number of issued and outstanding common shares of the Surviving Company held by Parent immediately following the Merger having an aggregate value equal to the aggregate amount of third party debt financing obtained by Bidco in connection with the Transactions pursuant to the Debt Commitment Letter (as defined below), and in exchange, Bidco will pay to Parent cash in an aggregate amount equal to the Loan Note Amount, and any outstanding amount under the loan previously made by Bidco to Parent on or around the Closing Date in connection with the Transactions will be deemed to have been repaid in full, (ii) Parent will cause a paying agent to repay to the Rollover Shareholder the aggregate amount outstanding under the Loan Note, and (iii) the Rollover Shareholder will contribute and assign to Topco the Rollover Shares, and in exchange, Topco will issue to a paying agent a number of ordinary shares in Topco with an aggregate value equal to $300 million.

In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of options to purchase Common Shares granted under the terms and conditions set forth in the Company Share Plans (each, a “Company Option”) and restricted share unit awards granted under the terms and conditions set forth in the Company Share Plans (each, a “Company RSU”), as described below.

Immediately prior to the Effective Time, the Company will cause (i) 58% of the unvested portion of all remaining outstanding and unexpired Company Options, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options, to become vested (such Company Options, together with any Company Options that are vested prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company Options”) and (ii) 58% of the unvested portion of all remaining outstanding and unexpired Company RSUs, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company RSUs, to become vested (such Company RSUs, together with any Company RSUs that are vested but not yet settled prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company RSUs”) (such acceleration described in (i) and (ii), the “Vesting Acceleration”). The Vesting Acceleration shall not apply to any Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Unvested Company RSU (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (x) the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such unvested Company Option and (y) the total number of Common Shares subject to such Unvested Company Option as of immediately prior to the Effective Time (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

Parent intends to fund the Per Share Merger Consideration through equity committed by Parent and its affiliates and debt committed by third-party lenders. On August 12, 2025, Bidco entered into an equity commitment letter (the “Equity Commitment Letter”) with the Sponsors (as defined in the Merger Agreement), pursuant to which the Sponsors have agreed, subject to the terms and conditions thereof, to provide or procure the provision of the financing amounts specified therein for the purpose of financing the Per Share Merger Consideration. Also, on August 12, 2025, Bidco entered into a debt commitment letter (the “Debt Commitment Letter”) with Financing Sources (as defined in the Merger Agreement), pursuant to which the Financing Sources irrevocably committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding a portion of the Transactions. Lastly, the Sponsors delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company, to guarantee certain payment obligations of Parent under the Merger Agreement.

On August 12, 2025, a special committee of the board of directors of the Company (the “Board”), comprised solely of independent and disinterested directors (the “Special Committee”), acting with full power and authority delegated by the Board, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger, the Limited Guarantee, the Support Agreement (as defined below), the Rollover Agreement, the Equity Commitment Letter and the Debt Commitment Letter (collectively and together with all other agreements contemplated to be entered into thereunder, the “Transaction Documents”) and the Transactions. The Special Committee, after consultation with its financial advisors and legal counsels and due consideration of all relevant factors, including the opinion of Houlihan Lokey Capital, Inc., unanimously (a) determined that the Per Share Merger Consideration is at least the fair value for each Common Share and the Transaction Documents and Transactions, including the Merger, are in the best interests of the Company and its shareholders, and (b) approved and recommended that the Board authorize and approve entry into the Transaction Documents and the Transactions, including the Merger.

On August 12, 2025, the Board, acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that the Merger and entry into the Transaction Documents are in the Company’s long term commercial benefit and commercial interests, (b) determined that the Per Share Merger Consideration is at least the fair value for each Common Share, (c) authorized and approved the Transaction Documents and the Transactions, including the Merger, and (d) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

Accordingly, the Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger, (ii) the entry by the Company into the Plan of Merger, and (iii) the amendment and restatement of the existing memorandum and articles of association by the deletion in their entirety and the substitution in their place of the new memorandum and articles of association effective at the Effective Time, in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”) and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A, FOR the proposal to authorize each of the directors and/or officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and the Adoption of Amended M&A, FOR the appointment of the new directors of the Company at the effective time of the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions are authorized and approved by a special resolution (as defined in each of the Cayman Islands Companies Act and the memorandum and articles of association) of the Company passed by an affirmative vote of holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof (as opposed to two-thirds of the total issued and outstanding Common Shares). Pursuant to the support agreement, dated August 12, 2025 (the “Support Agreement”), the Rollover Shareholder has agreed to vote all of the Common Shares owned, whether beneficially or of record, by the Rollover Shareholder or its affiliates as of the date thereof, or acquired by the Rollover Shareholder or its affiliates on or after the date thereof and prior to the extraordinary general meeting (“Covered Shares”) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the Record Date, collectively represent approximately 43.4% of the total issued and outstanding Common Shares.

Accordingly, where the vote is taken by way of a poll, based on 55,995,574 Common Shares issued and outstanding on October 14, 2025, the record date for voting Common Shares at the extraordinary general meeting (the “Record Date”), 13,015,617 Common Shares owned by the shareholders of the Company other than the Rollover Shares as of the Record Date must be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholder will vote all Covered Shares in favor of such special resolutions. To the knowledge of the Company, the Rollover Shareholder owns 24,314,766 Covered Shares as of the Record Date that they will vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

The accompanying proxy statement provides detailed information about, among other proposals, the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov.

The Cayman Islands Companies Act provides that a poll may be demanded by at least one member and the memorandum and articles of association of the Company provide that where a poll is taken, regard shall be had to the number of votes to which each shareholder is entitled. The Rollover Shareholder who is a registered shareholder of the Company has indicated that it intends to demand a poll at the start of the meeting. Accordingly, the voting is expected to take place by poll voting. The effect of poll voting is that the number of votes each holder has will depend on the number of Common Shares held by such holder. If you receive more than one proxy card because you own Common Shares that are registered in different names, please vote all of your Common Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Whether or not you plan to attend the extraordinary general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is November 18, 2025 at 11:59 p.m. (Eastern time), the day before the extraordinary general meeting. Where a vote is taken on a poll, each registered holder of Common Shares has one vote for each Share held as of 5:00 p.m. (Eastern time) on the Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Common Shares in person. Please note, however, that if you hold your Common Shares through a financial intermediary such as a broker, bank or nominee, you must rely on the procedures of the financial intermediary through which you hold your Common Shares if you wish to vote at the extraordinary general meeting.

Shareholders who dissent from the Merger will have the right to seek appraisal and payment of the fair value of their Common Shares as determined by the Grand Court of the Cayman Islands pursuant to Section 238 of the Cayman Islands Companies Act if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex C to the accompanying proxy statement. The fair value of your Common Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Common Shares.

NEITHER THE SEC, THE TEL AVIV STOCK EXCHANGE NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS LETTER OR IN THE ACCOMPANYING NOTICE OF THE EXTRAORDINARY GENERAL MEETING OR PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

If you have any questions or need assistance voting your Common Shares, please contact our proxy solicitor toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

Thank you for your cooperation and continued support.

Sincerely

/s/ Roni Al Dor
Roni Al Dor
Director, President and Chief Executive Officer

The accompanying proxy statement is dated October 16, 2025, and is first being mailed to the Company’s shareholders on or about October 16, 2025.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 19, 2025

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Sapiens International Corporation N.V.  (referred to herein alternately as the “Company”, “us”, “we” or other terms correlative thereto) will be held on November 19, 2025 at 5:00 p.m. (Israel local time) at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel.

Only registered holders of common shares, par value €0.01 per share (“Common Shares”), of the Company, as of 5:00 p.m. (Eastern time) on October 14, 2025 (the “Record Date”) or their proxy holders are entitled to attend and vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

●	as special resolutions:

THAT the following be approved and authorized in all respects:

○	the Agreement and Plan of Merger, dated as of August 12, 2025 (the “Merger Agreement”), by and among the Company, SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub” and collectively with Parent and Bidco, the “Parent Parties”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving company (such Merger Agreement being in the form approved by the directors of the Company on August 12, 2025 and attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting);

○	the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form approved by the directors of the Company on August 12, 2025 and attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting); and

○	the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including (i) the Merger, (ii) the entry by the Company into the Plan of Merger, and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the new memorandum and articles of association effective at the effective time of the Merger (as defined in the Plan of Merger and herein, the “Effective Time”), in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”) and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A;

THAT each of the directors and/or officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A;

●	as an ordinary resolution:

THAT at the Effective Time, each of the following directors (having consented to act) be appointed as a director of the Company (as the surviving company in the Merger) in accordance with the memorandum and articles of association to be adopted at the Effective Time:

Don Whitt; and

Sarah Wise,

(the “Director Appointments”); and

●	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s shareholders will be available at its principal executive offices at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

Pursuant to the support agreement, dated August 12, 2025 (the “Support Agreement”), Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”), will vote all 24,314,766 Common Shares held by the Rollover Shareholder as of August 12, 2025 (the “Owned Shares”) and any other Common Shares of the Company acquired, whether beneficially or of record, by the Rollover Shareholder or its affiliates on or after the date thereof and prior to the extraordinary general meeting (the “Additional Shares” and collectively with the Owned Shares, the “Covered Shares”) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the Record Date, collectively represent approximately 43.4% of the total issued and outstanding Common Shares.

After careful consideration and upon the unanimous recommendation of the special committee of the board of directors of the Company (the “Board”), comprised solely of independent and disinterested directors (the “Special Committee”), the Board (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and its shareholders (other than shareholders who are holders of the Excluded Shares, the Dissenting Shares and the Rollover Shares (each as defined in the Merger Agreement)), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the limited guarantees by (i) Advent International GPE X Limited Partnership, (ii) Advent International GPE X-C Limited Partnership, (iii) Advent International GPE X-D SCSp, (iv) Advent International GPE X-G Limited Partnership, (v) Advent Partners GPE X Limited Partnership, (vi) Advent Partners GPE X-B Limited Partnership, (vii) Advent Partners GPE X-C (Cayman) Limited Partnership, (viii) Advent Partners GPE X-C-1 (Cayman) Limited Partnership, (ix) Advent International GPE X-A SCSp, (x) Advent International GPE X-B Limited Partnership, (xi) Advent International GPE X-E SCSp, (xii) Advent Partners GPE X-A Limited Partnership, (xiii) Advent Partners GPE X-C SCSp, (xiv) Advent Partners GPE X-D Limited Partnership, (xv) Advent Global Technology II Limited Partnership, (xvi) Advent Global Technology II-A SCSp, (xvii) Advent Global Technology II-B Limited Partnership, (xviii) Advent Global Technology II-C Limited Partnership, (xix) Advent Partners AGT II Limited Partnership, (xx) Advent Partners AGT II-A Limited Partnership, (xxi) Advent Partners AGT II-B Limited Partnership and (xxii) Advent Partners AGT II-C SCSp (collectively, the “Sponsors”) in favor of the Company or one of its wholly owned subsidiaries pursuant to which the Sponsors have guaranteed certain payment obligations of the Parent Parties under the Merger Agreement (the “Limited Guarantee”) and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval. After careful consideration and upon the unanimous recommendation of the Special Committee comprised solely of directors unaffiliated with any member of the management of the Company or any other participant of the Transactions, the Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, the entry by the Company into the Plan of Merger, and upon the Merger becoming effective, the Adoption of Amended M&A and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A, FOR the proposal to authorize each of the directors and/or officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective and the Adoption of Amended M&A, FOR the appointment of the new directors of the Company at the effective time of the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting.

Regardless of the number of Common Shares that you own, your vote is very important. The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions are authorized and approved by a special resolution (as defined in the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and the memorandum and articles of association of the Company) of the Company passed by an affirmative vote of holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy (or in the case of corporations, by their duly authorized representatives), as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Support Agreement, the Rollover Shareholder has agreed to vote all of the Covered Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the Record Date, collectively represent approximately 43.4% of the total issued and outstanding Common Shares (excluding for the purpose of this calculation, the Common Shares they may acquire through the exercise of Company Equity Awards within 60 days of the date hereof). Accordingly, where a vote is taken on a poll, based on 55,995,574 Common Shares issued and outstanding on October 14, 2025, the record date for voting Common Shares at the extraordinary general meeting (the “Record Date”) 13,015,617 Common Shares owned by the shareholders of the Company other than the Covered Shares as of the Record Date must be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholder will vote all Covered Shares in favor of such special resolutions.

Regardless of whether you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed, scanned and returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no later than 11:59 p.m. (Eastern time) on November 18, 2025. The proxy card is the “instrument of proxy” and the “instrument appointing a proxy” as referred to in the Company’s articles of association. The Cayman Islands Companies Act provides that a poll may be demanded by at least one member and the memorandum and articles of association of the Company provide that where a poll is taken, regard shall be had to the number of votes to which each shareholder is entitled. The Rollover Shareholder who is a registered shareholder of the Company has indicated that it intends to demand a poll at the start of the meeting. Accordingly, the voting is expected to take place by poll voting. The effect of poll voting is that the number of votes each holder has will depend on the number of Common Shares held by such holder. If you receive more than one proxy card because you own Common Shares that are registered in different names, please vote all of your Common Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Where a vote is taken on a poll, each registered holder of Common Shares has one vote for each Common Share held as of 5:00 p.m. (Eastern time) on the Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by holders of Common Shares, the Common Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of such shareholders. If no specific instructions are given by such shareholders, such Common Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Common Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Shareholders who dissent from the Merger in accordance with the Cayman Islands Companies Act will have the right to seek appraisal and payment of the fair value of their Common Shares as determined by the Grand Court of the Cayman Islands pursuant to Section 238 of the Cayman Islands Companies Act if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex C to the accompanying proxy statement. The fair value of their Common Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Common Shares. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

The full text of the proposed new memorandum and articles of association in connection with the Adoption of Amended M&A will be filed at the offices of the Company for inspection by every Shareholder until the conclusion of the extraordinary general meeting of shareholders.

If you have any questions or need assistance voting your Common Shares, please contact our proxy solicitor toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

The Merger Agreement, the Plan of Merger and the Transactions are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Roni Al Dor
Roni Al Dor
Director, President and Chief Executive Officer

PROXY STATEMENT

Dated October 16, 2025

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of Sapiens International Corporation N.V. can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact our proxy solicitor toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER	15
SPECIAL FACTORS	22
MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS	77
THE EXTRAORDINARY GENERAL MEETING	78
THE MERGER AGREEMENT	83
PROVISIONS FOR UNAFFILIATED SHAREHOLDERS	105
DISSENTERS’ RIGHTS	106
FINANCIAL INFORMATION	108
TRANSACTIONS IN THE COMMON SHARES	109
PROPOSAL NO. 1: THE MERGER PROPOSAL	110
PROPOSAL NO. 2: THE AUTHORIZATION PROPOSAL	111
PROPOSAL NO. 3: THE DIRECTOR PROPOSAL	112
PROPOSAL NO. 4: THE ADJOURNMENT PROPOSAL	113
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	114
FUTURE SHAREHOLDER PROPOSALS	115
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	116
WHERE YOU CAN FIND MORE INFORMATION	118

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SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the Extraordinary General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below) and the Plan of Merger (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 118. In this proxy statement, the terms “the Company”, “us”, “we” or other terms correlative thereto refer to Sapiens International Corporation N.V.

The Parties Involved in the Merger

The Company

Sapiens International Corporation N.V. (the “Company”) is a Cayman Islands exempted company incorporated with limited liability.

The Company is the issuer of shares, consisting of common shares, par value €0.01 per share (each, a “Common Share” and collectively, the “Common Shares”). Our principal executive offices are located at Azrieli Center, 26 Harokmim St., Holon, Israel 5885800. The Company’s telephone number is +972-8-939-0111.

For a description of the Company’s history, development, business and organizational structure, see the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 27, 2025, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 118 for a description of how to obtain a copy of the Company’s annual report.

Parent

SI Swan Guernsey Holdco Limited (“Parent”) is a private limited company incorporated under the laws of Guernsey and is a holding company formed solely for the purpose of the Transactions, including the Merger (each as defined below). The registered office address of Parent is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of Parent is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Merger Sub

SI Swan Cayman Merger Sub Ltd. (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent. Merger Sub is a holding company formed solely for the purpose of the Transactions, including the Merger. The registered office address of Merger Sub c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of Merger Sub is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Bidco

SI Swan UK Bidco Limited (“Bidco”) is a private limited company incorporated under the laws of Guernsey and is a holding company formed solely for the purpose of the Transactions. The registered office address of Bidco is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of Bidco is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Advent Holding Entities

SI Swan UK Finco Limited (“Finco”), SI Swan UK Midco Limited (“Midco”), SI Swan UK Topco Limited (“Topco”), AI Global Investments (UK) PCC Limited (“PCC”) and Swan Limited Partnership are collectively referred to as the Advent Holding Entities.

Each of Finco, Midco and Topco is a private limited company incorporated under the laws of Guernsey and is a holding company formed solely for the purpose of the Transactions. The registered office address of each of Finco, Midco and Topco is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of each of Finco, Midco and Topco is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

PCC is a protected cell company incorporated under the laws of Guernsey and is a holding company with a cell formed solely for the purpose of the Transactions. The registered office address of PCC is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of PCC is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Swan Limited Partnership is a limited partnership organized under the laws of Ontario and is a holding company formed solely for the purpose of the Transactions. The registered office address of Swan Limited Partnership is 66 Wellington Street West, Suite 5300, Toronto, Ontario, Canada, M5K 1E6. The business address of Topco is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Advent Entities

Advent International, L.P. (“Advent”) and Advent Global Technology II LLC are collectively referred to as the Advent Entities. Advent indirectly controls the Advent Holding Entities and the Parent Parties. The business address and telephone number of the Advent entities is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199, +1-617-951-9400.

Founded in 1984, Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 430 private equity investments across 44 countries, and as of June 30, 2025, had $94 billion in assets under management. With 16 offices in 13 countries, Advent has established a globally integrated team of over 300 private equity investment professionals across North America, Europe, Latin America, and Asia. The firm focuses on investments in five core sectors, including business and financial services; health care; industrial; retail, consumer, and leisure; and technology. For 40 years, Advent has been dedicated to international investing and remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

Sponsors

Advent International GPE X Limited Partnership, Advent International GPE X-C Limited Partnership, Advent International GPE X-D SCSp, Advent International GPE X-G Limited Partnership, Advent Partners GPE X Limited Partnership, Advent Partners GPE X-B Limited Partnership, Advent Partners GPE X-C (Cayman) Limited Partnership, Advent Partners GPE X-C-1 (Cayman) Limited Partnership, Advent International GPE X-A SCSp, Advent International GPE X-B Limited Partnership, Advent International GPE X-E SCSp, Advent Partners GPE X-A Limited Partnership, Advent Partners GPE X-C SCSp, Advent Partners GPE X-D Limited Partnership, Advent Global Technology II Limited Partnership, Advent Global Technology II-A SCSp, Advent Global Technology II-B Limited Partnership, Advent Global Technology II-C Limited Partnership, Advent Partners AGT II Limited Partnership, Advent Partners AGT II-A Limited Partnership, Advent Partners AGT II-B Limited Partnership and Advent Partners AGT II-C SCSp are collectively the Sponsors (the “Sponsors”) . The principal business of each of the Sponsors is investment. The business address and telephone number of the Sponsors is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199, +1-617-951-9400.

Formula Systems (1985) Ltd.

Formula Systems (1985) Ltd. (“Formula” or the “Rollover Shareholder”) is a corporation incorporated under the laws of the State of Israel. Formula is a global information technology company that is principally engaged through its directly held investees in providing software consulting services and computer-based business solutions, and in developing proprietary software products. The principal executive offices of Formula are located at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel and the telephone number of Formula is +972-3-5389210. Formula’s ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”) and its American Depository Shares are traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “FORTY”. For a description of Formula’s history, development, business and organizational structure, see Formula’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on May 15, 2025, which is not part of this proxy statement and not incorporated by reference herein.

Throughout this proxy statement, (i) Parent, Bidco and Merger Sub are collectively referred to herein as the “Parent Parties,” (ii) the Parent Parties, the Advent Holding Entities and the Advent Entities are collectively referred to herein as the “Parent Filing Parties,” and (iii) Advent International GPE X Limited Partnership, Advent International GPE X-C Limited Partnership, Advent International GPE X-D SCSp, Advent International GPE X-G Limited Partnership, Advent Partners GPE X Limited Partnership, Advent Partners GPE X-B Limited Partnership, Advent Partners GPE X-C (Cayman) Limited Partnership, Advent Partners GPE X-C-1 (Cayman) Limited Partnership, Advent International GPE X-A SCSp, Advent International GPE X-B Limited Partnership, Advent International GPE X-E SCSp, Advent Partners GPE X-A Limited Partnership, Advent Partners GPE X-C SCSp, Advent Partners GPE X-D Limited Partnership, Advent Global Technology II Limited Partnership, Advent Global Technology II-A SCSp, Advent Global Technology II-B Limited Partnership, Advent Global Technology II-C Limited Partnership, Advent Partners AGT II Limited Partnership, Advent Partners AGT II-A Limited Partnership, Advent Partners AGT II-B Limited Partnership and Advent Partners AGT II-C SCSp are collectively referred to herein as the “Sponsors.” Each of the members of the Parent Filing Parties and the Rollover Shareholder is referred to herein as a “Participant,” and collectively, “Participants.”

The Merger (Page 83)

On August 12, 2025, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Parent, Bidco and Merger Sub, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”). You are being asked to consider and vote upon a proposal to authorize and approve (as applicable) the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (the “Transactions”).

The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the Plan of Merger, at the effective time of the Merger (the “Effective Time”), each Common Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares held by Parent, Merger Sub or any of their respective subsidiaries, Common Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury and any Non-Rollover Shares (as defined below) held by the Rollover Shareholder (collectively, the “Excluded Shares”), (ii) Common Shares held by shareholders who have validly exercised and perfected their rights to dissent from the Merger (pursuant to Section 238 of the Cayman Islands Companies Act) with respect to such Common Shares, which will be treated in accordance with the Merger Agreement (the “Dissenting Shares”) and (iii) the 6,896,552 Common Shares (the “Rollover Shares”) held by the Rollover Shareholder) will be cancelled and automatically cease to exist, and each holder of such cancelled Common Shares will be entitled to receive $43.50 per share in cash, without interest and less any applicable withholding taxes (the “Per Share Merger Consideration”).

In addition, any holder of Common Shares will have the right to seek appraisal and payment of the fair value of such holder’s Shares, but only if such holder complies with all of the requirements of Section 238 of the Cayman Islands Companies Act, which is the appraisal rights statute applicable to Cayman Islands exempted companies and which is summarized in the section entitled “Dissenters’ Rights” beginning on page 106 and reproduced in its entirety in Annex C to this proxy statement. The fair value of the Common Shares as determined under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger consideration pursuant to the Merger Agreement.

If the Merger is consummated, the Company will become a privately held company. Following the Merger, after giving effect to the Transactions and the other transactions contemplated by the Merger Agreement, the Plan of Merger, the Limited Guarantee, the Support Agreement, the Rollover Agreement, the Equity Commitment Letter and the Debt Commitment Letter (each as defined below) (collectively and together with all other agreements contemplated to be entered into thereunder, the “Transaction Documents”), Parent will be liquidated and the Company will be a wholly owned subsidiary of Bidco, and a beneficially owned subsidiary of Advent and its affiliates, who will own 81.365% with the Rollover Shareholder retaining an 18.635% ownership stake. If the fair value of the Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Act is determined by the Grand Court of the Cayman Islands (the “Court”) to be the same or less than the Per Share Merger Consideration, the Company may be entitled to recover its legal costs of the Section 238 proceeding from you, on a joint and several basis, in conjunction with any other Shareholders who dissent from the Merger.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholder entered into a Support Agreement (the “Support Agreement”) with Topco and the Parent Parties. Pursuant to the Merger Agreement, and as an inducement for the Parent Parties to enter into the Merger Agreement, the Rollover Shareholder agreed to transfer the Rollover Shares to Topco in exchange for shares in Topco.

For more information, please see the section entitled “The Merger Agreement” beginning on page 83, a copy of which is attached as Annex A to this proxy statement and is incorporated by reference in this proxy statement.

The Extraordinary General Meeting (Page 78)

This proxy statement is furnished in connection with the solicitation by the Company’s board of directors (the “Board”) of proxies to be voted at the extraordinary general meeting of the Company’s shareholders to be held on November 19, 2025, at 5:00 p.m. (Israel local time).

At the extraordinary general meeting, we will ask our shareholders of record as of the Record Date (as defined below) to vote on (a) the proposal to authorize and approve the terms and conditions set forth in and performance of the Merger Agreement, the execution of the Plan of Merger and the consummation of the Transactions, including the Merger, the entry by the Company into the Plan of Merger, and upon the Merger becoming effective, the adoption of the new memorandum and articles of association effective at the Effective Time, in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”) and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A (the “Merger Proposal”), (b) the proposal to authorize each of the directors and/or officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A (the “Authorization Proposal”), (c) the proposal to appoint new directors of the Company at the Effective Time (the “Director Proposal”), and (d) the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting (the “Adjournment Proposal”).

Record Date; Shares Entitled to Vote; Quorum (Page 79)

You are entitled to receive notice of and to vote at the extraordinary general meeting if you owned Common Shares of the Company as of the close of business on October 14, 2025 (the “Record Date”).

A quorum of shareholders is necessary to transact business at the extraordinary general meeting. The presence, in person or represented by proxy, of the holders of at least one-half of the Company’s Common Shares issued and outstanding and entitled to vote at the extraordinary general meeting as of the Record Date will constitute a quorum at the extraordinary general meeting, permitting the Company to transact business at the extraordinary general meeting. If you submit a properly executed proxy card, even if you abstain from voting, your Common Shares will be counted for purposes of calculating whether a quorum is present at the extraordinary general meeting.

If a quorum is not present at the extraordinary general meeting, a second extraordinary general meeting of shareholders will be called in the same manner as the original extraordinary general meeting, to be held within ten business days of the extraordinary general meeting, at which resolutions may be adopted with respect to any matter stated in the notice of the original extraordinary general meeting and also in the notice of such second meeting, despite the absence of a quorum.

Vote Required to Approve the Proposals (Page 80)

Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the extraordinary general meeting.

The affirmative vote of the holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy in accordance with the memorandum and articles of association of the Company and the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) is required to approve the Merger Proposal and the Authorization Proposal. The Director Proposal and the Adjournment Proposal require the affirmative vote of the holders of Common Shares representing a majority of the votes cast by such holders entitled to vote and voting in person or by proxy.

The failure to submit a signed proxy card, grant a proxy electronically over the Internet or by telephone or to vote electronically at the extraordinary general meeting will have no effect on the Merger Proposal, the Authorization Proposal, the Director Proposal and the Adjournment Proposal. Further, abstentions or broker non-votes, if any, will have no effect on the Merger Proposal, the Authorization Proposal, the Director Proposal and the Adjournment Proposal. The Company does not expect any broker non-votes because the rules applicable to banks, brokers or other nominees only provide discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the extraordinary general meeting is considered non-routine.

As of the Record Date, there were 55,995,574 Common Shares issued and outstanding and entitled to vote in accordance with the Cayman Islands Companies Act at the extraordinary general meeting.

Reasons for the Merger and Recommendation of the Special Committee and the Board (Page 34)

On August 12, 2025, a special committee of the Board (the “Special Committee”), comprised solely of independent and disinterested directors, in consultation with its financial advisors and legal counsels, unanimously determined, among other resolutions, that (i) the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares) and (ii) the Merger Agreement, the Plan of Merger, all other Transaction Documents and the Transactions, including the Merger, are in the best interests of the Company and the “unaffiliated security holders,” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “unaffiliated security holders”), and unanimously recommended that the Board (a) approve and declare advisable, for the Company’s long-term commercial benefit and in the best interests of the Company, the entry into and performance by the Company of its obligations under the Merger Agreement, the Transaction Documents and the Transactions, including the Merger, (b) authorize and approve the entry into (as applicable) the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, and (c) subject to the terms and conditions of the Merger Agreement, recommend to the Company’s shareholders that they vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, at an extraordinary general meeting of the shareholders of the Company (the “Company Shareholders Meeting”).

At a meeting of the Board later on the same day, acting upon the unanimous recommendation of the Special Committee, and after certain directors duly disclosed their respective interests in the Transactions, as required by the memorandum and articles of association of the Company, as amended to date, and the Cayman Islands Companies Act, the Board, among other resolutions, unanimously (including by the affirmative vote of a majority of the disinterested directors) (i) determined that the Merger and the entry into and performance by the Company of its obligations under the Merger Agreement and the Transaction Documents would be in the Company’s long-term commercial benefit and commercial interests, (ii) determined and declared that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares), (iii) authorized and approved the transactions contemplated by the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, and ratified any and all actions theretofore taken, or thereafter to be taken, by the members of the Special Committee, or, at the direction of the Special Committee, in connection with the consummation of the Transactions and (iv) recommended to the holders of Common Shares that they vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, at the Company Shareholders Meeting, and resolved to submit the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions for approval by the holders of Common Shares at the Company Shareholders Meeting, in each case subject to the terms and conditions of the Merger Agreement.

After carefully considering all relevant factors, the Board, acting on the unanimous recommendation of the Special Committee, recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal, (2) “FOR” the Authorization Proposal, (3) “FOR” the Director Proposal, and (4) “FOR” the Adjournment Proposal, if presented.

Merger Consideration (Page 83)

Under the terms of the Merger Agreement, at the Effective Time:

●	each Common Share that is owned by Bidco, Parent or any of its subsidiaries (including Merger Sub), each Common Share held by the Rollover Shareholder other than the Rollover Shares (collectively, the “Non-Rollover Shares”), and each Common Share owned by any direct or indirect wholly owned subsidiary of the Company, in each case, as of immediately prior to the Effective Time, will be cancelled, no longer be outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

●	each Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and the Rollover Shares) will be cancelled, no longer be outstanding, and will automatically cease to exist and will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration without interest thereon payable in the manner provided in the Merger Agreement.

●	(i) each Rollover Share held by the Rollover Shareholder shall continue to be one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company, and (ii) each share, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

●	To the extent available under the Cayman Islands Companies Act, Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act shall be cancelled and cease to exist at the Effective Time and such dissenting shareholders shall not be entitled to receive the $43.50 Per Share Merger Consideration and shall instead be entitled to exercise the rights conferred by Section 238 of the Cayman Islands Companies Act.

●	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

Treatment of Company Equity Awards (Page 84)

In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of options to purchase Common Shares granted under the terms and conditions set forth in the Company Share Plans (each, a “Company Option”) and restricted share unit awards granted under the terms and conditions set forth in the Company Share Plans (each, a “Company RSU”), as described below.

Immediately prior to the Effective Time, the Company will cause (i) 58% of the unvested portion of all remaining outstanding and unexpired Company Options, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options to become vested (such Company Options, together with any Company Options that are vested prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company Options”) and (ii) 58% of the unvested portion of all remaining outstanding and unexpired Company RSUs, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company RSUs to become vested (such Company RSUs, together with any Company RSUs that are vested but not yet settled prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company RSUs”). The vesting described in clauses (i) and (ii) in the previous sentence shall exclude Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Unvested Company RSU (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (x) the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such unvested Company Option and (y) the total number of Common Shares subject to such Unvested Company Option as of immediately prior to the Effective Time (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

Certain Effects of the Merger on the Company (Page 59)

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company.

The Effective Time will occur, if it occurs, at the time the Plan of Merger has been registered with the Cayman Registrar and the Cayman Registrar issues a certificate of merger. If the Merger is consummated, you will no longer own any shares of the capital of the Company as of the Effective Time. The purpose of the Merger is to enable the Parent Parties to acquire the Company, in which holders of Common Shares issued and outstanding immediately prior to the Effective Time (other than holders of the Excluded Shares, the Dissenting Shares and the Rollover Shares) will be cancelled in exchange for the right to receive the Per Share Merger Consideration so that the Parent Parties and the Rollover Shareholder will bear the rewards and risks of the ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. See “Special Factors — Purposes of and Reasons for the Merger” beginning on page 58 for additional information.

The Common Shares are currently listed on Nasdaq and TASE under the symbol “SPNS”. If the Merger is consummated, the Company will cease to be a publicly traded company, cease to constitute a “Reporting Company,” as defined in the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), and, after giving effect to the Transactions and the other transactions contemplated by the Transaction Documents, will become a privately held company owned by Bidco. If the Merger is consummated, the Common Shares will be delisted from Nasdaq and TASE and deregistered pursuant to the Exchange Act and the Israeli Securities Law. See “Special Factors — Certain Effects of the Merger on the Company” beginning on page 59 for additional information.

Effects on the Company if the Merger is Not Consummated (Page 63)

If the Merger Proposal is not approved by the Company shareholders or if the Merger is not consummated for any other reason, the Company shareholders will continue to hold their Common Shares and will not receive any payment for such shares. Instead, the Company will remain a publicly traded company, the Common Shares will continue to be listed and traded on Nasdaq and TASE and registered under the Exchange Act and the Israeli Securities Law, respectively, and the Company will continue to file periodic reports with the SEC and the ISA. Under specified circumstances, upon termination of the Merger Agreement, the Company may be required to pay Parent a fee of $61,581,495 (the “Company Termination Fee”) to Parent and Parent may be required to pay the Company a fee of $172,428,187 (the “Parent Termination Fee”) to the Company, as described under the section of this proxy statement entitled “The Merger Agreement—Termination Fees.”

Furthermore, if the Merger is not consummated, and depending on the circumstances that would have caused the Merger not to be consummated, it is possible the price of the Common Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Common Share would return to the price at which it trades as of the date of this proxy statement.

Plans for the Company after the Merger (Page 62)

Following the completion of the Merger, Parent will be liquidated and the Surviving Company will be a wholly owned subsidiary of Bidco, and a beneficially owned subsidiary of Advent and its affiliates, who will own 81.365%, with the Rollover Shareholder retaining an 18.635% ownership stake in the Surviving Company. The Parent Parties anticipate that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Bidco.

Following the completion of the Merger and the anticipated deregistration of the Common Shares, the Company will no longer be subject to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Israeli Securities Law and the compliance and reporting requirements of Nasdaq and TASE and the related direct and indirect costs and expenses and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Position of the Participants as to the Fairness of the Merger (Page 40)

Each Participant believes that the Merger is fair, both substantively and procedurally, to the unaffiliated security holders. The Participants’ belief is based upon the factors discussed under the section entitled “Special Factors — Position of the Participants as to the Fairness of the Merger” beginning on page 40.

Each Participant is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13E-3 and related rules under the Exchange Act. The views of each Participant as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the Merger Proposal.

Financing of the Merger (Page 65)

The Company and the Parent Parties estimate that the total amount of funds necessary to complete the Transactions will be approximately $2.232 billion as of the date of this proxy statement, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Parent Parties did not consider the value of the Excluded Shares, the Dissenting Shares and the Rollover Shares. The Parent Parties expect to provide this amount through a combination of: (i) cash contributions from the Sponsors in the aggregate amount of approximately $1.32 billion pursuant to the Equity Commitment Letter; (ii) debt financing of a senior secured term loan in an aggregate principal amount of up to $865 million, a senior secured term loan in an aggregate principal amount of up to $150 million and a senior secured term loan facility in an aggregate principal amount of $130 million, in each case, pursuant to the Debt Commitment Letter and (iii) cash held by the Company and its subsidiaries. See “Special Factors — Financing of the Merger” beginning on page 65 for additional information.

Rollover Agreement (Page 67)

Concurrently with the execution of the Merger Agreement, the Rollover Shareholder, Topco, Parent, Bidco and Merger Sub entered into a rollover agreement (the “Rollover Agreement”), pursuant to which (i) the Rollover Shareholder will, immediately following the Effective Time, receive shares in Topco as consideration for the transfer of the 6,896,552 Rollover Shares, and (ii) Topco will issue to the Rollover Shareholder shares of Topco in exchange for the Rollover Shares, in each case, as further specified in, and delivered in accordance with, the Rollover Agreement (the transactions contemplated by the Rollover Agreement, collectively, the “Rollover”). See “Special Factors — Rollover Agreement” beginning on page 67 for additional information.

Support Agreement (Page 67)

Concurrently with the execution of the Merger Agreement, the Rollover Shareholder and Parent entered into the Support Agreement with respect to the 24,314,766 Common Shares owned by the Rollover Shareholder as of August 12, 2025 and any other Common Shares acquired, whether beneficially or of record, by the Rollover Shareholder or its affiliates on or after the date thereof and prior to the extraordinary general meeting (the “Covered Shares”). Pursuant to the Support Agreement, the Rollover Shareholder has agreed to, among other things, vote all of the Covered Shares (i) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (ii) in favor of any other matters required to consummate the Transactions, including the Merger, (iii) against any proposal or offer other than from the Parent Parties or their respective affiliates with respect to any transaction that would result in any third party beneficially owning 20% or more of the Company’s outstanding equity interests or consolidated total assets (an “Alternative Proposal”) or any other transaction, proposal, agreement or action made in opposition to the Merger or in competition or inconsistent with the Transactions, including the Merger, and (iv) against any other action, agreement or transaction that is intended to facilitate an Alternative Proposal or is intended to or could reasonably be expected to prevent, impede, or interfere with, delay or adversely affect the Transactions, including the Merger, or the performance by the Rollover Shareholder of its obligations under the Support Agreement. See “Special Factors — Support Agreement” beginning on page 67 for additional information.

Limited Guarantee (Page 67)

Concurrently with the execution and delivery of the Merger Agreement, each of the Sponsors, as a guarantor, executed and delivered a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which each Sponsor agrees to guarantee, subject to the maximum aggregate amount of $172,428,187, and certain limitations provided therein, (i) the payment of the Parent Termination Fee and any reasonable and documented fees, costs and expenses of enforcement incurred in connection with the collection of the Parent Termination Fee pursuant the Merger Agreement, (ii) the reimbursement obligations of Parent of all out-of-pocket costs and expenses incurred by the Company or any of its subsidiaries or their respective representatives in connection with their cooperation with Parent’s Debt Financing, and (iii) monetary damages owed by the Parent Related Parties (as defined in the Merger Agreement) in situations where the Parent Termination Fee is not payable. See “Special Factors — Limited Guarantee” beginning on page 67 for additional information.

Opinion of Houlihan Lokey Capital, Inc. (Page 48)

On August 12, 2025, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated August 12, 2025), as to whether, as of such date, the Per Share Merger Consideration to be received by the shareholders of the Company, other than the holders of Excluded Shares, the Dissenting Shares and the Rollover Shares (collectively, the “Unaffiliated Shareholders”) in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed whether the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Merger. See “Special Factors—Opinion of Houlihan Lokey Capital, Inc.”

Interests of the Company’s Executive Officers and Directors in the Merger (Page 68)

In considering the recommendation of the Special Committee, comprised solely of independent and disinterested directors, and the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include:

●	certain directors and executive officers hold outstanding Common Shares and Company Equity Awards that will be canceled and converted into the right to receive the Per Share Merger Consideration or Cash Replacement Company Option Amount, as applicable, subject to applicable tax withholding;

●	our executive officers are parties to arrangements with the Company or its affiliates that provide for severance benefits, including vesting in full (to the extent then-unvested) of Company Equity Awards, in the event of a change of control;

●	Messrs. Al-Dor and Giladi are parties to certain arrangements approved by the Board in 2015 that entitle each to receive transaction bonuses of approximately $7,400,000 and $2,500,000, respectively, due to the Transactions, with final amounts to be determined at Closing based on the final proceeds paid in the Transactions;

●	continued indemnification rights which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger; and

●	the expected continuation of service of certain executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company after the Closing of the Transactions.

As of August 29, 2025, the directors and executive officers of the Company held an aggregate of 491,633 Common Shares, 464,900 Vested Company Options, 85,100 Unvested Company Options and an additional 70,000 unvested Company Options tied to performance.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger” beginning on page 68 for additional information.

Conditions to the Merger (Page 100)

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver, at or prior to the Closing, of certain conditions, including among others: (i) the approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, by the affirmative vote of the holders of at least two-thirds (in person or by proxy) of the voting power of the Common Shares, voting together as a single class, entitled to vote and actually voting at the extraordinary general meeting (the “Company Shareholder Approval”); (ii) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iii) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (iv) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (v) the expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and receipt of other approvals under specified antitrust and foreign investment laws; and (vi) the absence of any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries or prevent, materially delay or impair the consummation by the Company of the Merger on or after the date of the Merger Agreement that is continuing as of the closing of the Merger. The completion of the Merger is not subject to any financing condition.

Waiver of any condition to Closing by the Company is permitted at the direction of and will only be valid if approved by the Special Committee.

Additional information regarding the conditions to the Merger are described in more detail in the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 100.

Termination of the Merger Agreement (Page 101)

The Merger Agreement may be terminated by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval.

Either the Company (acting at the recommendation of the Special Committee) or Parent may also terminate the Merger Agreement if, among other situations, and subject to certain exceptions, extensions and limitations set forth in the Merger Agreement:

●	if the Merger is not completed by 5:00 p.m. on February 8, 2026 (the “End Date”). However, if all of the necessary closing conditions—except for obtaining required regulatory approvals or the absence of legal restrictions related to those approvals—have been met or waived, either the Company or the Parent may extend the End Date to April 9, 2026, by providing written notice to the other party, in order to allow additional time to secure the necessary regulatory approvals. The right to terminate the Merger Agreement due to failure to meet the End Date will not be available to any party whose breach of the Merger Agreement terms is the primary cause of the delay. Additionally, if the Parent is unable to complete the Merger solely because the required financing is unavailable (and this unavailability is not primarily due to the Parent’s breach of the Merger Agreement), the Parent will still retain the right to terminate the Merger Agreement under these circumstances. Any breach by a Parent Party will be considered a breach by the Parent for these purposes;

●	if a legal restraint preventing the consummation of the Transactions has become final and non-appealable and is not primarily due to the failure of such party; or

●	if the Company Shareholder Approval has not been obtained at a duly convened meeting of Company shareholders (including any due adjournment thereof) at which a vote on the Merger was taken.

The Company (acting at the recommendation of the Special Committee) may also terminate the Merger Agreement if:

●	any Parent Party breaches any representation, warranty, covenant or agreement, or if any of their statements or assurances become untrue in a way that would prevent the necessary conditions for completing the Merger from being met by Closing; provided that the Company first gives written notice of such breach to the Parent and allows up to 20 business days for the Parent to fix the problem (unless the end date for completing the Merger comes sooner), and further provided that the Company cannot terminate the Merger for these reasons if it is itself in material breach of its own obligations;

●	prior to receiving Company Shareholder Approval, the Company decides to accept a Superior Proposal (as defined below), provided that the Company pays the required termination fee to the Parent at the same time as ending the Merger, and enters into the new agreement at the same time as the termination; or

●	all the conditions required to be met by the Company and Parent (other than those that are only to be satisfied at the Closing itself) have been met or waived, the Company has confirmed in writing that it is ready and able to complete the Merger, and the Parent Parties fail to complete the Merger by the required date, even after receiving this confirmation from the Company.

Parent may terminate the Merger Agreement if:

●	the Company breaches any representation, warranty, covenant or agreement, or if the Company’s statements or assurances become untrue in a way that would prevent the necessary conditions for completing the Merger from being met by Closing; provided that the Parent first gives written notice of such breach to the Company and allows up to 20 business days for the Company to remedy the breach (unless the End Date for completing the Merger comes sooner), and further provided that the Parent cannot terminate the Merger for these reasons if any Parent Party is itself in material breach of its obligations under the relevant agreements; and

●	prior to the occurrence of a meeting of the Company’s shareholders to vote on the Merger Proposal if:

o	an Adverse Recommendation Change (as described in the in the section entitled “The Merger Agreement — No Solicitation of Transactions”) has occurred;

o	after a third party makes a tender offer or exchange offer for the Common Shares that is subject to Regulation 14D promulgated under the Exchange Act, and the Special Committee fails to make a timely recommendation that the Company’s shareholders reject such tender offer or exchange offer; or

o	after an Alternative Proposal is publicly disclosed and Parent requests to reaffirm its recommendation, the Special Committee fails to publicly and timely reaffirm its recommendation that the Company’s shareholders vote to adopt and approve the Merger.

Additional information regarding the situations pursuant to which the Merger Agreement can be terminated are described in more detail in the section entitled “The Merger Agreement — Termination” beginning on page 101.

No Solicitation of Transactions (Page 92)

Under the Merger Agreement, subject to certain exceptions, from and after the date of the Merger Agreement, we have agreed not to, directly or indirectly:

●	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”);

●	furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal;

●	enter into, engage in, continue, or maintain discussions or negotiations with any Person (other than the Parent Parties and their affiliates) regarding an Inquiry or Alternative Proposal related to a potential transaction, except for the limited purpose of informing such Person of the relevant restrictions pursuant to the Merger Agreement or contacting someone who has made an Alternative Proposal solely to gather information or clarify terms, so that the Special Committee can reasonably inform itself about the Alternative Proposal;

●	approve, agree to, accept, endorse or recommend any Alternative Proposal;

●	submit to a vote of its shareholders any Alternative Proposal;

●	change its recommendation regarding the Merger to shareholders in a manner adverse to the Merger; provided, however, that neither the determination by the Board (acting on the recommendation of the Special Committee) or the Special Committee that an Alternative Proposal constitutes a Superior Proposal, nor the delivery by the Company of the notice required, will by themselves constitute an Adverse Recommendation Change; or

●	enter into or publicly propose to enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for any Alternative Proposal.

Notwithstanding the foregoing restrictions, under certain circumstances if we receive a bona fide Alternative Proposal from a third party prior to the extraordinary general meeting, we may (i) furnish or cause to be furnished non-public information with respect to the Company and its subsidiaries to the third party making such Alternative Proposal pursuant to a confidentiality agreement that are no less favorable in the aggregate to the Company than its confidentiality agreement with Parent and (ii) participate in discussions or negotiations with the third party making such Alternative Proposal regarding such Alternative Proposal (as described in “The Merger Agreement—No Solicitation of Transactions” on page 92 of this proxy statement).

Under certain circumstances following an Intervening Event (as defined in the Merger Agreement) or receipt of a Superior Proposal, the Board or Special Committee, as applicable, may, cause the Company to effect an Adverse Recommendation Change and/or terminate the Merger Agreement to enter into a definitive agreement for the Superior Proposal, in either case, subject to compliance with certain notice and other requirements as set forth in the Merger Agreement, including the requirement for the Company to negotiate in good faith with Parent for three business days to amend the Merger Agreement such that the relevant acquisition proposal would no longer constitute a Superior Proposal (or for two additional business days if there is any material change to the terms of such Superior Proposal) (as described in “The Merger Agreement—No Solicitation of Transactions” on page 92 of this proxy statement). In addition, the Company is not permitted to terminate the Merger Agreement for a Superior Proposal unless the Company pays the Company Termination Fee described in “The Merger Agreement—Termination Fees” on page 102 of this proxy statement.

For further information, see the sections of this proxy statement entitled “The Merger Agreement—No Solicitation of Transactions” beginning on page 92.

U.S. Federal Income Tax Consequences (Page 72)

The receipt of Per Share Merger Consideration in exchange for Common Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received (determined before deduction of any applicable withholding taxes) in the Merger and such holder’s adjusted tax basis in the Common Shares surrendered. The tax consequences of the Merger to a holder of the Common Shares will depend upon such holder’s particular circumstances. All holders of the Common Shares should consult their tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax considerations of the Merger to them. See “Special Factors — U.S. Federal Income Tax Consequences” beginning on page 72.

Israeli Income Tax Consequences (Page 74)

The receipt of cash in exchange for your Common Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. Unless otherwise provided by the Withholding Tax Ruling (as defined below), you are subject to Israeli withholding tax (currently 25% for an individual and 23% for a corporation for the 2025 tax year) regardless of whether you are subject to Israeli tax, unless you obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced tax rate issued by the Israeli Tax Authority (the “ITA”), or based on other evidence as provided by the Withholding Tax Ruling. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this proxy statement entitled “Special Factors — Israeli Income Tax Consequences” beginning on page 74.

Cayman Islands Tax Consequences (Page 76)

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of the Company’s securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities under the terms of the Merger Agreement be subject to Cayman Islands income or corporation tax.

There are no other taxes levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to the Company.

Regulatory Matters (Page 71)

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under U.S. federal securities laws and applicable listing rules of Nasdaq and TASE, (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette, and (c) the approvals or expiration of waiting periods under applicable antitrust and foreign investment laws in the United States, European Union and certain other jurisdictions. Under the HSR Act and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated.

Litigation Related to the Merger (Page 71)

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger (Page 71)

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations”, initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Market Prices (Page 77)

The Common Shares listed on Nasdaq and TASE under the symbol “SPNS”. On August 12, 2025, the last trading day prior to the public announcement of the execution of the Merger Agreement, the closing price of the Common Shares on Nasdaq was $29.50 per share. On October 15, 2025, the latest practicable trading day before the printing of this proxy statement, the closing price of the Common Shares on Nasdaq was $43.02 per share. You are encouraged to obtain current market quotations for the Common Shares.

Delisting and Deregistration of the Common Shares (Page 76)

As promptly as practicable following the Effective Time in compliance with applicable law, the Common Shares will be delisted from Nasdaq and TASE and deregistered under the Exchange Act and the Israeli Securities Law, and the Common Shares will no longer be publicly traded. As a result, following such actions, we will no longer be required to file reports with the SEC on account of the Common Shares.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving these materials?

A:

On August 12, 2025, the Company entered into the Merger Agreement to be acquired by Parent, with the support and minority-stake rollover by the Rollover Shareholder, for $43.50 per Common Share. Under the Merger Agreement, Parent will acquire all of the issued and outstanding Common Shares for the aggregate Per Share Merger Consideration. The completion of the Merger is subject to certain customary closing conditions, including, among others, the approval of the Transactions at the extraordinary general meeting.

This proxy statement, which you should read carefully, contains important information about the Merger, the Merger Agreement, the extraordinary general meeting and the matters to be voted on at the extraordinary general meeting. The enclosed materials allow you to submit a proxy to vote your Common Shares without attending the extraordinary general meeting and to ensure that your Common Shares are represented and voted at the extraordinary general meeting.

Your vote is very important. Even if you plan to attend the extraordinary general meeting, the Company encourages you to submit a proxy as soon as possible.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on November 19, 2025 at 5:00 p.m. (Israel local time) at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

●	as a special resolution, that the Merger Agreement, the Plan of Merger and the consummation of the other Transactions, including (i) the Merger, (ii) the entry by the Company into the Plan of Merger, and (iii) the Adoption of Amended M&A and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A be authorized and approved;

●	as a special resolution, that each of the directors and/or officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A;

●	as an ordinary resolution, that each of Don Whitt and Sarah Wise be appointed as a director of the Company (as the surviving company in the Merger) in accordance with the memorandum and articles of association to be adopted at the Effective Time; and

●	if necessary, as an ordinary resolution, that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What is the Merger?

A:	The Merger is a going private transaction pursuant to which Parent will acquire the Company. Once the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the Surviving Company after the Merger. If the Merger is consummated, the Company will continue its operations as a privately held company and, as a result of the Merger, the Common Shares of the Company will no longer be listed on Nasdaq or TASE.

Q:	When do you expect the Merger to be completed?

A:	We are working toward consummating the Merger as soon as possible and currently expect the Merger to consummate during the fourth quarter of 2025 or the first quarter of 2026, after all conditions to the Merger have been satisfied or waived.

Q:	What is the Special Committee, and what role did it play in evaluating the Merger?

A:	The Board formed the Special Committee to consider, review, evaluate and negotiate potential strategic alternatives and provide a recommendation to the Board as to whether or not to approve any such transaction. The Special Committee is comprised solely of members of the Board who were determined by the Board to be independent of and disinterested with respect to Advent and the Rollover Shareholder. As more fully described in the section of this proxy statement captioned “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board,” the Special Committee evaluated the Merger Agreement, the Rollover Agreement, the Support Agreement, and the Transactions contemplated by the Merger Agreement, including the Merger, with the assistance of its own independent financial and legal advisors and, where appropriate, Company management and the Company’s outside legal advisors. At the conclusion of its review, the Special Committee, among other things, unanimously (1) determined that the Merger Agreement and the Transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of the Company and its shareholders, and (2) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and submit to the Company’s shareholders, and recommend the adoption of, the Merger Agreement. The Board, acting upon the recommendation of the Special Committee, (1) determined that the Merger Agreement is in the best interests of the Company and its shareholders, (2) declared the Merger Agreement and the consummation of the Merger and the Transactions contemplated thereby advisable, (3) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and conditions set forth in the Merger Agreement, (4) resolved to submit the Merger Agreement to the Company’s shareholders for adoption and (5) recommended that the Company’s shareholders adopt the Merger Agreement in accordance with Cayman law.

Q:	How does the Board recommend that I vote on the proposals?

A:	After careful consideration, and upon the unanimous recommendation of the Special Committee, the Board recommends you vote:

●	FOR the Merger Proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, the entry into the Plan of Merger and the Adoption of Amended M&A and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A;

●

FOR the Authorization Proposal to authorize each of the directors and/or officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A;

●	FOR the Director Proposal to appoint new directors of the Company at the Effective Time; and

●	FOR the Adjournment Proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement and the Plan of Merger and to authorize each of the directors and/or officers of the Company to do all things necessary to give effect to the Merger Agreement, Plan of Merger and the Transactions?

A:

An affirmative vote of holders of Common Shares representing at least two-thirds of the votes cast, voting together as a single class, entitled to vote and actually voting in person or by proxy (or in the case of corporations, by their duly authorized representatives) (as opposed to two-thirds of the total issued and outstanding Common Shares) at the extraordinary general meeting or any adjournment thereof is required to authorize and approve the Merger Proposal and the Authorization Proposal.

Pursuant to the Support Agreement, the Rollover Shareholder has agreed to vote all of the Covered Shares owned beneficially or of record by the Rollover Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions and in favor of any other matters required to consummate the Transactions, which, as of the Record Date, collectively represent approximately 43.4% of the total issued and outstanding Common Shares.

Q:	What vote of the Company’s shareholders is required to approve the proposal to appoint new directors of the Company at the Effective Time and the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:	An affirmative vote of holders of Common Shares representing a majority of the votes cast by such holders entitled to vote, present and voting in person or by proxy (or in the case of corporations, by their duly authorized representatives), as a single class at the extraordinary general meeting is required to approve the Director Proposal and the Adjournment Proposal.

Q:	What shares can I vote?

A.

The Company’s only class of shares issued and outstanding is the Common Shares. Each Common Share issued and outstanding as of the close of business on the record date, October 14, 2025, is entitled to one vote on all items of business at the extraordinary general meeting. You may vote all Common Shares you owned at that time, which may be (a) Common Shares held directly in your name as the shareholder of record, and (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank (including on Nasdaq and/or TASE).

Q:	What will I receive if the Merger is completed?

A:	Upon completion of the Merger, you will be entitled to receive the Per Share Merger Consideration, without interest and less any applicable withholding taxes, for each Common Share that you own as of immediately prior to the Effective Time, unless you have properly dissented, and not validly withdrawn or subsequently lost, your dissenter rights under Cayman law, and certain other conditions under Cayman law are satisfied.

Q:	What happens to the Company Options and Company RSUs if the Merger is completed?

A:	Immediately prior to the Effective Time, the Company will cause 58% of the unvested portions of Company Options and Company RSUs that are outstanding and unexpired as of the Effective Time, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options and Company RSUs, to become vested, such that such Company Options and Company RSUs shall become Vested Company Options and Vested Company RSUs. Such acceleration shall not apply to Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Unvested Company RSU shall be cancelled and converted into the right to receive Cash Replacement Company RSU Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Unvested Company Option shall be cancelled and converted into the right to receive Cash Replacement Company Option Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

Q:	What happens if the Merger is not completed?

A:	If the Merger Agreement is not adopted as a result of the failure to obtain the requisite approvals, or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Common Shares. Instead: (1) the Company will remain an independent public company, (2) the Common Shares will continue to be listed and traded on Nasdaq and TASE, and (3) the Company will continue to file periodic reports with the SEC and the Israel Securities Authority (the “ISA”).

Furthermore, if the Merger is not consummated, and depending on the circumstances that would have caused the Merger not to be consummated, it is possible the price of the Common Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Common Shares would return to the price at which they trade as of the date of this proxy statement.

Under specified circumstances, we may be required to pay the Company Termination Fee (as defined below) to Parent as described under the section of this proxy statement entitled “The Merger Agreement—Termination Fees.”

Q:	How does the Per Share Merger Consideration of $43.50 compare to the market price of Common Shares?

A:

This amount represents an approximately 64% premium to the closing price of the Common Shares of $26.52 per share on August 8, 2025, the last full trading day prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction, and a premium of approximately 51% to the 30-day and 60-day volume-weighted average price as of the same date. On October 15, 2025, the latest practicable day before the printing of this proxy statement, the closing price of the Common Shares was $43.02 per share. You are encouraged to obtain current market quotations for the Common Shares.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:	If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank, or other securities intermediary, your vote will not be counted. Abstentions by holders of Common Shares will be included in the determination of the number of Common Shares present for the purposes of a quorum.

Q:	What happens if I sell or otherwise transfer my Common Shares before the consummation of the Merger?

A:	If you sell or transfer your Common Shares before the consummation of the Merger, you will have transferred your right to receive the Per Share Merger Consideration. To receive the Per Share Merger Consideration, you must hold your Common Shares through consummation of the Merger.

The Record Date for shareholders entitled to vote at the extraordinary general meeting is earlier than the date the Merger is anticipated to be consummated. Accordingly, if you sell or transfer your Common Shares after the Record Date but before the extraordinary general meeting, unless special arrangements (such as the provision of a proxy) are made between you and the person to whom you sell or otherwise transfer your shares and each of you notifies the Company in writing of such special arrangements, you will transfer the right to receive the Per Share Merger Consideration if the Merger is consummated to the person to whom you sell or transfer your Common Shares, but you will have retained your right to vote such shares at the extraordinary general meeting. Even if you sell or otherwise transfer your Common Shares after the Record Date, we encourage you to complete, date, sign and return the enclosed proxy card or otherwise vote your shares.

Q:	How can I vote my Common Shares without attending the extraordinary general meeting?

A:	Common Shares may be held and, consequently, voted in one of a few different ways without attending the extraordinary general meeting:

Record Shareholders: If you are a shareholder of record, that is, your Common Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. If you provide specific instructions (i.e., mark boxes) on the enclosed proxy card that has been provided to you and sign and return the proxy card, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board (“FOR” each of the proposals). The proxy holders will vote in their discretion on any other matters that properly come before the extra ordinary meeting. If you are a shareholder of record and do not return your proxy card, your Common Shares will not be voted (unless you attend the extraordinary general meeting and vote in person).

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://www.sapiens.com/extraordinary-general-meeting/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your common shares) and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner. Any vote by a record shareholder that is received by our transfer agent by 11:59 p.m. (Eastern time) on November 18, 2025 will be counted towards the tally of votes at the extraordinary general meeting.

Shares Held in Street Name (on Nasdaq): If your Common Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. The deadline for submission of voting instructions to your broker, trustee or nominee should be indicated on your voting instruction form or in the other proxy materials sent to you.

If you do not submit voting instructions, your broker may be permitted to vote your shares in its discretion on some of the proposals, but not those of a non-routine nature. Because the broker is prohibited from exercising discretionary authority for a beneficial owner who has not provided voting instructions for any non-routine proposal (commonly referred to as a “broker non-vote”), that beneficial owner’s shares will be included in determining the presence of a quorum at the Meeting, but are not counted for the purposes of voting on, and do not impact the outcome of the voting on, the relevant proposal(s).

Shares Held on the TASE: If you own Common Shares that are traded through the TASE, you may vote your shares without attending the extraordinary general meeting in one of two ways:

(i)

by signing and dating a proxy card in the form filed by us on MAGNA, the distribution site of the ISA, at www.magna.isa.gov.il, on or about October 16, 2025 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, via e-mail Keren.Peer@sapiens.com.

(ii)

by voting through the electronic voting system of the ISA (at votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 11:59 p.m. (Eastern time), on November 18, 2025, the day before the extraordinary general meeting. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Common Shares. We have been informed by the ISA that there may arise temporary technical difficulties in accessing the electronic voting system from outside of Israel. If you encounter any such difficulties, you should please instead consider the method for voting your Common Shares that is described in paragraph (i) above. In the alternative, you could contact the technical support unit for the electronic voting system at +972-77-223-8333 for help voting through the system.

Q:	How can I vote my Common Shares in-person at the extraordinary general meeting?

A:	The extraordinary general meeting will be held at our principal offices, in Holon, Israel. The voting procedure for voting in-person at the extraordinary general meeting varies, depending on how you hold your Common Shares, as follows:

Record Shareholders: Common Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the extraordinary general meeting. In order to do so, you must provide at the extraordinary general meeting the name under which your Common Shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares).

Shares Held in Street Name (on Nasdaq): Common Shares held beneficially in street name (i.e., through a bank, broker, trust or other nominee) on Nasdaq may be voted on a ballot at the extraordinary general meeting only if you bring (i) an account statement or other proof that you owned the Common Shares in your bank, brokerage, trustee or other nominee account as of the Record Date, and (ii) a legal proxy from the bank, broker, trustee or other nominee that holds your shares giving you the right to vote the Common Shares.

Shares Held on the TASE: If you hold Common Shares that are traded through TASE and you would like to vote in person at the extraordinary general meeting, you must bring a proof of ownership certificate from TASE’s Clearing House member through which the Common Shares are held, indicating that you were the beneficial owner of the Common Shares on the Record Date.

Regardless of how you hold your Common Shares, even if you plan to attend the extraordinary general meeting, we recommend that you also submit your proxy card or voting instructions (in any of the manners described above, including electronically) so that your vote will be counted if you later decide not to attend the Meeting.

Q:	May I change or revoke my vote?

A:	Yes. A shareholder submitting a proxy via mail or e-mail may revoke such proxy at any time by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy (in either case, prior to the commencement of the Meeting). If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee.

If you originally voted through an electronic voting system (either for shareholders holding our common shares on Nasdaq, at www.proxyvote.com, or for shareholders holding on TASE, at votes.isa.gov.il), you can revoke your vote by voting through the electronic voting system on a later date (which must precede the date of the extraordinary general meeting). In addition, any shareholder who has executed a proxy and is present at the extraordinary general meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given prior to the extraordinary general meeting. Any written notice revoking a proxy should be sent via mail to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18, Holon, 5885800, Israel, Attention: Company Secretary, via e-mail to Keren.Peer@sapiens.com. If a proxy or voting instructions are not revoked, the Common Shares represented thereby will be voted in accordance with the proxy or other voting instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you are a holder of record and your Common Shares are registered in more than one name, you will receive more than one proxy or voting instruction or voting instruction card. Please submit each proxy card that you receive.

Q:	Am I entitled to dissenters’ rights?

A:	Shareholders who dissent from the Merger will have the right to seek appraisal and payment of the fair value of their Common Shares as determined by the Grand Court of the Cayman Islands pursuant to Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex C to this proxy statement. The fair value of each of their Common Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Common Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 106 as well as “Annex C — Cayman Islands Companies Act (As Revised) — Section 238” to this proxy statement carefully. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should contact our proxy solicitor toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

SPECIAL FACTORS

This discussion of the Merger does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A and incorporated by reference into this proxy statement. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Board, the Special Committee, Company management, the Special Committee’s financial advisor or legal advisor, the Parent Parties, any other of their respective financial advisors or legal advisors, their respective representatives or any other person.

As part of the Company’s ongoing consideration and evaluation of its long-term strategic goals and plans, the Board, together with members of Company management, regularly reviews, considers and assesses the Company’s performance, future growth prospects, evolving industry landscape, customer opportunities, product portfolio and overall strategic direction in light of the current and anticipated business and economic environment and in consideration of the Company’s long-term business strategy to enhance value for Company shareholders. This review includes, among other matters, the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives, as compared to the benefits and risks of the Company’s continued operation as a standalone company. The Board has also regularly engaged with Company shareholders to discuss their perspectives on the Company’s strategic and financial direction.

On May 3, 2023, the Board held a meeting, with representatives of Company management in attendance, to discuss the Company’s performance as a standalone company and whether its shareholders would derive greater benefit from an acquisition by a third party. Taking into account the Company’s performance as a standalone entity as well as premiums paid in other recent acquisitions of peer companies, the Board discussed launching a process to explore a potential sale of the Company, and representatives of Company management presented an overview of the conduct of a potential sale process. Based on previous discussions with William Blair & Company, L.L.C. (“William Blair”), Company management recommended to the Board that the Company engage William Blair as the Company’s financial advisor given William Blair’s expertise, experience, qualifications, independence, reputation, and knowledge about the Company, subject to customary relationship disclosures. Following discussion, the Board authorized Company management to engage William Blair to conduct outreach to potential counterparties in connection with the Board’s evaluation of a potential sale of the Company.

On May 15, 2023, the Company entered into a formal engagement letter with William Blair (the “William Blair Engagement Letter”) on terms proposed to the Board at the May 3, 2023 meeting. William Blair indicated to the Company that given the jurisdiction of incorporation of the Company, William Blair would not be in a position to deliver a fairness opinion in connection with a potential transaction and the Company acknowledged that to the extent the  Company decides it requires a fairness opinion in connection with a potential transaction, it will engage a separate financial advisor to provide such a fairness opinion.

In the months following the May 3, 2023 meeting, William Blair conducted a process to explore a potential sale of the Company (such process, the “2023 Process”) and contacted a mix of potential acquirers of the Company, including financial sponsors and strategic parties, that Company management deemed most likely to have an interest in pursuing a potential acquisition of the Company. During this time, representatives of William Blair met regularly with members of Company management and Mr. Guy Bernstein, the Chairman of the Board and Chief Executive Officer of the Rollover Shareholder. As a result of the 2023 Process, William Blair identified to Company management, including Mr. Al-Dor, the Chief Executive Officer of the Company, a variety of financial sponsors and companies who might be interested in pursuing a potential acquisition of the Company. These potential acquirers were identified based on the likelihood of their interest in, and the ability to pursue, a potential acquisition of the Company. Company management ultimately authorized William Blair to contact 21 financial sponsors (including Advent, Party B, Party C, Party D and Party E (each, discussed below)) and seven strategic parties (including Party A) concerning a potential acquisition of the Company.

Following outreach by William Blair, between the end of July 2023 and the middle of August 2023, the Company held introductory meetings with representatives of 16 parties, including Advent, Party B, Party C, Party D and Party E, respectively. Following its introductory meeting with Advent, on July 25, 2023, Mr. Bernstein met with representatives of Advent in London where the parties first directly discussed the possibility of a potential transaction between the Company and Advent. Similarly, on July 25, 2023 and July 26, 2023, Mr. Bernstein met in London with representatives of each of Party D and Party E, to discuss the possibility of a potential transaction. Such discussions were preliminary and exploratory in nature, and did not result in any proposals to acquire the Company. Representatives of Company management provided updates to the Board on William Blair’s outreach and the introductory meetings with Company management and Mr. Bernstein at its regularly scheduled Board meeting in August 2023.

On September 12, 2023, representatives of Company management, in consultation with Mr. Bernstein, directed William Blair to commence a formal sale process. Following such instruction, representatives of William Blair shared a process letter (the “2023 Process Letter”) with 21 bidders. All 21 bidders separately entered into a confidentiality agreement with the Company, including customary standstill provisions that had expired or terminated on or prior to the public announcement of the Company’s entry into the Merger Agreement. Representatives of William Blair provided such bidders with virtual data room access and held diligence sessions between representatives of Company management and the potential bidders, including Advent, Party A, Party B, Party C, Party D and Party E. The 2023 Process Letter requested that indications of interest be submitted on October 10, 2023. As of October 6, 2023, the Company had not received any proposal from any financial sponsor or strategic party contacted in the 2023 Process.

On October 7, 2023, while the 2023 Process was ongoing, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war against Hamas. Following and as a result of such events, on October 8, 2023, representatives of Company management, in consultation with Mr. Bernstein and the Board, decided to suspend the 2023 Process and directed that representatives of William Blair inform the potential acquirers participating in the 2023 Process that the Company had decided to suspend the 2023 Process at such time.

On January 25, 2024, and during such time that the 2023 Process remained on hold, the Company received an inbound non-binding letter of intent from Party A, a strategic sponsor (the “January 2024 Proposal”) that proposed a joint “take-private” transaction where both Party A and Party B, a financial sponsor, would acquire all the outstanding Common Shares at a price of $30.00 per share in cash. Later that day, representatives of Company management, in consultation with Mr. Bernstein, instructed William Blair to convey to Party A and Party B that the 2023 Process was currently on hold given recent events in Israel. Following such direction, representatives of William Blair informed Party A and Party B that the January 2024 Proposal should be withdrawn at this time and that the Company would request that Party A and Party B re-submit a new proposal if and when the Company formally re-launched the 2023 Process, which was expected to occur later that quarter.

On February 20, 2024, the Board held a meeting, with representatives of Company management in attendance, where representatives of Company management updated the Board with respect to the termination of the 2023 Process and the January 2024 Proposal, and discussed relaunching the 2023 Process, which was motivated by the Board’s increased comfort in the Company’s financial position and operations, which the Board viewed as leverage in the context of recommencing negotiations with potential counterparties. Representatives of Company management then directed William Blair to relaunch the 2023 Process (such re-launched process, the “2024 Process”).

In February 2024, following the Board’s authorization of the 2024 Process, William Blair contacted a mix of potential acquirers, including financial sponsors and strategic parties, that had previously expressed an interest in transacting with the Company (including Advent, Party A, Party B, Party C and Party E) or that Company management and Mr. Bernstein, in consultation with William Blair, deemed most likely to have an interest in pursuing a potential transaction with the Company. Between February and March 2024, William Blair contacted 15 financial sponsors (including Advent, Party B, Party C and Party E) and two strategic parties (including Party A) concerning a potential acquisition of the Company. The Company separately entered into a confidentiality agreement with 12 new potential bidders, each of which contains customary standstill provisions that had expired or terminated on or prior to the public announcement of the Company’s entry into the Merger Agreement.

During late February and early March 2024, representatives of William Blair shared a process letter (the “2024 Process Letter”) with and provided virtual data room access to 17 bidders and held introductory sessions between representatives of Company management with two of the potential bidders, which such discussions were preliminary and exploratory in nature. The 2024 Process Letter requested that letters of intent be submitted on March 26, 2024.

On or prior to March 26, 2024, William Blair received confirmation from each of the 15 financial sponsors contacted by William Blair (including Advent, Party B, and Party E) and the two strategic parties (including Party A) that none of such parties would be making a proposal to acquire the Company at such time for several reasons, including, among other things, the ongoing war in Israel and the inability to offer a price that would likely be attractive to the Company.

Also on March 26, 2024, the Company received an inbound non-binding letter of intent from Party C (the “Components Proposal”) proposing the acquisition of the Company’s life, pension and annuities components business segment at an enterprise value of $130-$150 million, however the Components Proposal did not contemplate an acquisition of the entire Company. Following receipt of the Components Proposal, representatives of Company management, in consultation with Mr. Bernstein, determined that the Components Proposal, as an offer to acquire standalone assets, did not maximize value for the Company’s shareholders and that dividing the Company in this manner was not in the Company’s best interest, and therefore decided to decline the Components Proposal.

Given that as of the proposal submission deadline of March 26, 2024, there were no outstanding offers to acquire the Company, and that all of the potential participants in the 2024 Process had confirmed to William Blair that they would not make a proposal to acquire the Company at that time, representatives of Company management, in consultation with Mr. Bernstein, decided to terminate the 2024 Process and William Blair informed Party C that the Company would not pursue the Components Proposal as the Company believed a transaction structure that contemplated the acquisition of the Company rather than a discrete business line was the better option for the Company. On April 23, 2024, William Blair sent Party C a document destruction notice pursuant to the confidentiality agreement between the Company and Party C dated September 20, 2023. On April 24, 2024, Party C confirmed compliance with William Blair’s document destruction request.

On November 19, 2024, Party D, a financial sponsor with whom the Company had previously engaged with in the 2023 Process, reached out to a representative of William Blair indicating interest in discussing an acquisition of the Company.

On December 10, 2024, a representative of Party D and Mr. Bernstein met in person to discuss a potential acquisition of the Company.

Following such discussion, on December 21, 2024, the Company and Party D entered into a new customary confidentiality agreement (the “Party D Confidentiality Agreement”), which included a 12-month standstill provision that had terminated upon the public announcement of the Company’s entry into the Merger Agreement.

On January 6, 2025, a representative of Advent contacted Mr. Bernstein to discuss a potential acquisition of the Company, and on January 7, 2025, representatives of Advent and Mr. Bernstein met via teleconference to discuss such potential acquisition, although neither the structure of the acquisition nor a potential price that Advent would pay to acquire the Company were discussed. Between January 27, 2025 and February 4, 2025, representatives of Advent and Mr. Bernstein held additional discussions regarding a potential acquisition.

On January 18, 2025, in connection with an expression of interest by Party F, a strategic counterparty, in a potential acquisition of the Company, the Company and Party F entered into a customary confidentiality agreement, and through June 2025, representatives of the Company and Party F met periodically to discuss a potential acquisition of the Company by Party F, and the Company shared with Party F due diligence materials regarding the Company in order to facilitate a potential acquisition proposal.

On February 2, 2025, representatives of Advent contacted William Blair indicating that Advent was interested in pursuing an acquisition of the Company but did not provide an indication of price.

From early January 2025 through April 2025, representatives of the Company, separately met with Advent and Party D periodically to discuss a potential acquisition of the Company, and the Company shared with each of Advent and Party D due diligence materials regarding the Company in order to facilitate a potential acquisition proposal. In connection with such discussions, in early March 2025, Advent invited Party E, who had been contacted in the 2023 Process and the 2024 Process, to be a potential co-investor in a potential transaction with the Company, and on March 13, 2025, the Company and Party E entered into a new customary confidentiality agreement (the “Party E Confidentiality Agreement”), which included a 12-month standstill provision that had terminated upon the public announcement of the Company’s entry into the Merger Agreement. On April 18, 2025, Party D notified representatives of William Blair that it would not submit a proposal to acquire the Company, at a valuation likely to be suitable to the Company.

On May 11, 2025, Advent sent a non-binding letter of intent to the Company, which indicated that Advent would be interested in acquiring the Company at a purchase price of $42.00 in cash per outstanding Common Share (the “May 11 LOI”), representing a premium of approximately 50% over the closing per share price of the Common Shares of $28.33 on Nasdaq on May 8, 2025, and requested (i) access to preliminary diligence documents regarding financial and business information and (ii) a 30-day exclusivity period. The May 11 LOI did not reference Party E as a co-investor, indicating that Party E was not interested in participating in a potential transaction.

Following receipt of the May 11 LOI, representatives of Company management and Mr. Bernstein discussed the May 11 LOI and subsequently instructed representatives of William Blair to explore whether Advent would be willing to offer a higher price per Common Share. Following guidance by Mr. Bernstein, on May 13, 2025, a representative of William Blair met with a representative of Advent via teleconference to discuss the May 11 LOI, and on May 14, 2025, a representative of William Blair formally presented a counterproposal to the May 11 LOI of $44.00 in cash per outstanding Common Share.

On May 15, 2025, Advent sent a revised non-binding letter of intent to the Company, which indicated that Advent contemplated the proposal to acquiring the Company at a purchase price of $43.00 in cash per outstanding Common Share (the “May 15 LOI”), representing a premium of approximately 52% over the closing price per share of the Common Shares of $28.19 on Nasdaq on May 14, 2025, and requested (i) access to preliminary diligence documents regarding financial and business information, (ii) no ‘go-shop’ period in the definitive agreement and (iii) a 30-day exclusivity period.

On May 19, 2025, a representative of William Blair, at the instruction of Company management and Mr. Bernstein, met with Mr. Hallstrom, a representative of Advent, via teleconference and conveyed that the price proposed in the May 15 LOI was not acceptable to the Company and conveyed a counterproposal of $43.50 in cash per outstanding Common Share. The teleconference concluded without an agreement between the parties. Also on May 19, 2025, Mr. Hallstrom met with Mr. Bernstein via teleconference to discuss the May 15 LOI and the Company’s latest counterproposal of $43.50 in cash per Common Share. On the call, Mr. Hallstrom indicated that Advent would not be able to accept the Company’s latest offer of $43.50 in cash per Common Share. Mr. Bernstein then proposed that the Rollover Shareholder roll over a portion of its Common Shares in order to encourage Advent to accept the requested $43.50 in cash per Common Share with respect to all non-Rollover outstanding Common Shares.

On May 20, 2025, Advent sent a further revised non-binding letter of intent to the Company, which indicated Advent’s interest in acquiring the Company at a purchase price of $43.50 in cash per outstanding Common Share (the “May 20 LOI”), other than the Rollover Shares, representing a premium of approximately 54% over the closing price per share of the Common Shares of $28.19 per share on Nasdaq on May 14, 2025. In the May 20 LOI, Advent (i) indicated that it expected to fund the potential transaction with a combination of new equity, roll over and third-party debt financing, (ii) indicated that it expected the Rollover Shareholder to roll over approximately 25% of its then held Common Shares into equity in the surviving company structure post-closing and (iii) requested a 30-day exclusivity period.

On May 26, 2025, Messrs. Al-Dor and Giladi and representatives of Party F met via teleconference during which Messrs. Al-Dor and Giladi explained that the Company was in advanced discussions with other counterparties regarding a potential acquisition of the Company, and asked whether, based on Party F’s diligence completed to-date, Party F was interested in making a proposal to acquire the Company. Party F indicated that its internal processes for participating in due diligence of the Company was ongoing and therefore it was not ready to submit an offer to acquire the Company at such time.

Later on May 26, 2025, the Board held a meeting, with members of Company management and representatives of the Rollover Shareholder, including Mr. Asaf Berenstin, the Rollover Shareholder’s Chief Financial Officer, in attendance. Representatives of Company management provided an overview of the May 20 LOI and the negotiations to date with Advent. The Board discussed the May 20 LOI, the necessary shareholder approvals that would be required in connection with such potential transaction, and the potential partial rollover by the Rollover Shareholder. Following such discussion, Messrs. Bernstein and Berenstin exited the meeting. In light of the potential partial rollover, Mr. Giladi proposed the formation of a special committee of the Board comprised of three independent directors on the Board who were not affiliated (directly or indirectly) with the Rollover Shareholder, designed to evaluate a potential transaction with Advent. At such time, Mrs. Salomon informed the Board that she served as a director of another subsidiary of the Rollover Shareholder, and it was determined by the Board that she should not serve on such special committee. In addition, Mr. Al-Dor informed the Board that his existing employment agreement with the Company contemplated a change of control payment in connection with a sale of the Company, and it was determined by the Board that he should not serve on such special committee. Following such discussion and presentation of the foregoing relationships, the Board approved the formation of the Special Committee, with the Special Committee having rights and responsibilities to, among other things, (i) evaluate, consider and negotiate the terms and conditions of the proposed transaction with Advent (the “Proposed Transaction”), (ii) determine not to pursue or enter into the Proposed Transaction, (iii) consider, evaluate and pursue any alternative transactions or strategic options that may be available to the Company, (iv) retain and engage, at the Company’s expense, such advisors, experts or consultants as the Special Committee may deem necessary or appropriate to assist it in carrying out its responsibilities, and (v) make recommendations to the Board regarding the Proposed Transaction, including whether to approve, reject, or propose modifications to the terms thereof. The members of the Special Committee were Eyal Ben-Chlouche, Yacov Elinav and Uzi Netanel, each of whom is an independent director on the Board not affiliated (directly or indirectly) with the Rollover Shareholder. None of Mr. Bernstein, Mr. Al-Dor or Mrs. Salomon served on the Special Committee.

On May 27, 2025, the Special Committee held its first meeting, with representatives of Company management in attendance. The Special Committee discussed the May 20 LOI and the history of negotiations with Advent, including the need for further detail from Advent on the percentage of Common Shares held by the Rollover Shareholder to be rolled over in the Proposed Transaction and certain clarifications on exclusivity. The Special Committee then discussed the Special Committee’s desire to obtain a fairness opinion in connection with the Proposed Transaction and directed that representatives of Company management prepare a list of potential financial advisors, who would be able to provide the Special Committee with a fairness opinion, for consideration and discussion at the next Special Committee meeting scheduled to take place the following day.

On May 28, 2025, the Special Committee held a meeting, with representatives of Company management, the general counsel of the Company (the “Company General Counsel”), Meitar Law Offices (“Meitar”), Latham & Watkins LLP (“Latham”), Walkers (Europe) (“Walkers”) and William Blair in attendance. Representatives of each of Meitar, Latham, Walkers and William Blair began the meeting by presenting the experience and capabilities of their respective firms and disclosing their relationships with respect to Advent or the Rollover Shareholder. A discussion ensued regarding such advisors’ capabilities and relationships. Following such discussion, the Special Committee determined that each of Meitar, Latham and Walkers was independent of the Rollover Shareholder and would serve as its legal counsel in connection with the Proposed Transaction. A representative of William Blair then continued by providing the Special Committee with an overview of Advent, including with respect to its investment activities, and then described the 2023 Process and 2024 Process undertaken by the Company and William Blair to identify potential buyers for the Company and the discussions and engagement that took place with such potential buyers in connection therewith. William Blair continued, describing the 2023 Process and 2024 Process, which involved outreach to both financial sponsors, including Advent, and strategic parties, in connection with such processes, where such parties received access to preliminary due diligence materials, including in-person diligence meetings, to facilitate a potential proposal. A representative of William Blair noted that Advent was the only party that submitted a proposal for the acquisition of the entire Company as a result of the 2023 Process and the 2024 Process. William Blair then reviewed, and the Special Committee discussed, the Company’s share price performance in recent years, noting that the May 20 LOI reflected (i) a 54% premium to the closing price of the Common Shares on May 14, 2025 and (ii) increases to the May 11 LOI and May 15 LOI proposals of $42.00 and $43.00 per Common Share, respectively. The Special Committee then discussed several potential financial advisors who would be able to provide the Special Committee with a fairness opinion in connection with the Proposed Transaction. Following such discussion, representatives of Latham and Walkers provided an overview to the Special Committee of their fiduciary duties in the context of Proposed Transaction under Cayman Islands law, noting the potential risk of litigation in connection with the Proposed Transaction, both in the Cayman Islands and in the United States, and of appraisal proceedings in the Cayman Islands.

On June 1, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel, Meitar, Latham, Walkers and William Blair in attendance. Representatives of Latham first reviewed with the Special Committee the general timeline of the Proposed Transaction from announcement through the closing of such transaction, as well as pre-announcement matters, including the completion by Advent of its due diligence and the finalization of the regulatory analysis in respect of the Proposed Transaction. Representatives of Latham then presented to the Special Committee the request by Advent to enter into an exclusivity agreement, as contemplated by the May 20 LOI, and explained the restrictions on the Company and the Special Committee that such an agreement would entail and the considerations related to the Special Committee’s fiduciary duties. Following such discussion, the Special Committee authorized representatives of Latham and Meitar to contact Kirkland & Ellis LLP (“K&E”), Advent’s legal counsel, and commence negotiating an exclusivity agreement with Advent, the entry of which would be later approved by the Special Committee. All advisors then left the meeting, and the Special Committee met in executive session where the Special Committee unanimously appointed Mr. Ben-Chlouche as the chairman of the Special Committee.

On June 4, 2025, the Board held a meeting, with members of Company management, the Company General Counsel and representatives of the Rollover Shareholder, including Messrs. Bernstein and Berenstin, in attendance. Representatives of Company management provided the Board with a high-level update on the work done to-date by the Special Committee in respect of the May 20 LOI pursuant to the charter of the Special Committee (the “Special Committee Charter”), and then provided the Board with an overview of the Special Committee Charter, including the authority delegated to the Special Committee by the Board. A discussion ensued, and the Board approved the Special Committee Charter.

On June 8, 2025, the Special Committee held a meeting, with representatives of Company management and the Company General Counsel in attendance. A representative of Company management began by presenting a draft exclusivity agreement between the Company and Advent, which provided for a 30-day exclusivity period and no automatic extension. A discussion ensued, and the Special Committee authorized the Company to finalize and enter into a period of exclusivity with Advent on the terms presented to the Special Committee. After discussion of William Blair’s historical relationship with the Company, the Special Committee determined that the Company and William Blair enter into a letter agreement acknowledging that William Blair would continue to act as a financial advisor to the Special Committee. Such representative of Company management summarized the terms of such letter agreement to be entered into between the Company and William Blair, which permitted William Blair to provide certain financial advisory services to the Special Committee in addition to the Board.

On June 9, 2025, the Company and Advent executed a new confidentiality agreement. Following the execution of the confidentiality agreement, and on a continuing basis until the Merger Agreement was executed, the Company, Advent and their respective advisors requested information and conducted business, product, technology, legal, financial and tax due diligence investigations of the Company and engaged in due diligence sessions on various topics.

Also on June 9, 2025, the Company entered into an exclusivity agreement with Advent (the “Exclusivity Agreement”), providing for an initial exclusivity period of 30 days (the “Initial Exclusivity Period”).

Later on June 9, 2025, the Company entered into a letter agreement with William Blair, providing for services to be rendered to the Special Committee as well as the Board.

On June 12, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel, and a transaction consultant engaged by the Company in attendance. The transaction consultant for the Company began by presenting his role in assisting the Company with the Proposed Transaction, including coordinating and integrating the various workstreams to ensure a smooth signing and closing process. The transaction consultant continued and presented for the Special Committee the materials provided by two financial advisors (including Houlihan Lokey) relating to their respective qualifications, reputation and experience generally for purposes of potential engagement by the Special Committee to deliver a fairness opinion to the Special Committee in connection with the Proposed Transaction. Following such discussion, the Special Committee directed that representatives of Company management proceed with engaging Houlihan Lokey for potential delivery of such a fairness opinion in connection with the Proposed Transaction, and requested that prior to formal engagement by the Special Committee, representatives of Houlihan Lokey review Houlihan Lokey’s qualifications as well as the potential parameters of such a fairness opinion with the Special Committee.

On June 13, 2025, representatives of the Company, William Blair and representatives of Advent met via teleconference to discuss the Proposed Transaction and logistics for upcoming in-person meetings in Tel-Aviv, which were expected to take place in the coming weeks and cover topics including transaction structure, timeline, and due diligence, but were ultimately held via teleconference given the escalating conflict between Iran and Israel.

On June 23, 2025, representatives of the Company and representatives of Advent met via teleconference to discuss the Company’s business and the impact, if any, following a series of missile and drone attacks conducted by Iran on Israel that occurred between June 13, 2025 and June 23, 2025.

On June 23, 2025, the Special Committee held a meeting, with representatives of each of Company management, the Company General Counsel, the transaction consultant and Houlihan Lokey in attendance. A representative of Houlihan Lokey began by reviewing with the Special Committee Houlihan Lokey’s qualifications, reputation and experience generally and its expertise with respect to financial and valuation advisory services. A representative of Houlihan Lokey continued explaining for the Special Committee Houlihan Lokey’s methodology for preparing a potential fairness opinion, in connection with the Proposed Transaction and Houlihan Lokey’s experience with Cayman entities and “going-private” transactions. A discussion ensued, and the Special Committee approved the engagement of Houlihan Lokey for purposes of potentially obtaining an opinion as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger, pursuant to the Merger Agreement to be entered into by the Parent Parties and the Company, if the Special Committee were to ultimately determine to approve the Proposed Transaction. The Special Committee authorized Company management to negotiate and execute an engagement letter with Houlihan Lokey on the terms presented to the Special Committee by Company management.

On June 24, 2025, the Company and the Special Committee entered into an engagement letter with Houlihan Lokey for purposes of Houlihan Lokey’s delivery of a fairness opinion to the Special Committee in connection with the Proposed Transaction, on the terms approved by the Special Committee during the Special Committee meeting the day prior.

On July 1, 2025, representatives of the Company and representatives of Advent met via teleconference to discuss a strategic transaction that the Company was considering in the near-term, which included an acquisition by the Company of a European-based insurance software company (the “EU Insurance Target”). Representatives of the Company informed representatives of Advent of the rationale for such transaction, and following such discussion, the Company determined to proceed with such transaction at such time. However, following further due diligence by the Company of the EU Insurance Target, the Company decided not to pursue the transaction, and on July 6, 2025, representatives of Company management informed representatives of the EU Insurance Target and separately representatives of Advent, that the Company would not be pursuing the acquisition.

On July 2, 2025, all members of Company management, certain key employees and additional representatives of the Company, representatives of William Blair, representatives of Houlihan Lokey, and representatives of Advent met via teleconference to discuss the Company’s business model, growth plans, organization, financial information and strategy.

On July 2, 2025, representatives of Latham shared with representatives of K&E an initial draft of the Merger Agreement, reflecting discussions with the Special Committee and Company management, which included, among other things, (i) a rollover of an unspecified amount of Common Shares by the Rollover Shareholder in exchange for new equity of the Purchaser (or an affiliate thereof), (ii) the full acceleration of all Company Equity Awards, (iii) a ‘hell or high water’ efforts standard with respect to the receipt of regulatory approvals, (iv) payment by Advent of 2025 annual bonuses based on the same methodology and practices used to date and (v) a 2% termination fee payable by the Company in connection with a Superior Proposal or Adverse Recommendation Change. The draft Merger Agreement did not include (i) any caps or limitations on monetary damages that the Company can seek in the cases of breach, fraud, intentional or willful breach, in each case, by Advent or (ii) a regulatory termination fee payable by Advent in the event that the requisite regulatory approvals are not obtained.

On July 7, 2025 and on July 17, 2025, at the request of Advent, representatives of Company management met via teleconference with Party G, a financial sponsor, that Advent had introduced to the Company, in connection with Party G’s potential co-investment in the Transaction.

On July 8, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel, and its transaction consultant in attendance. Mr. Giladi began by providing an update to the Special Committee regarding the Proposed Transaction noting that the draft Merger Agreement had been shared by representatives of Latham with representatives of K&E and that representatives of each of the Company and the Rollover Shareholder were scheduled to meet with representatives of Advent later that week to discuss the Proposed Transaction. Following such discussion, the Company’s transaction consultant reviewed the preliminary five-year projections of the Company prepared by Company management. Representatives of Company management explained that the preliminary five-year projections were not yet final. It was agreed that representatives of Company management would present the final five-year projections to the Special Committee at a later date and not share such projections with Houlihan Lokey in connection with its financial analysis of the Company and its potential delivery of a fairness opinion to the Special Committee in connection with the Proposed Transaction, or with Advent before receiving the Special Committee’s authorization. The Special Committee discussed Advent’s request to extend the exclusivity period from July 9, 2025 until 11:59 p.m. Eastern Time on July 21, 2025, and the Special Committee approved such request for extension of exclusivity.

Later on July 8, 2025, the Company and Advent entered into an amendment to the Exclusivity Agreement, which provided for the extension of the Initial Exclusivity Period until 11:59 p.m. Eastern Time on July 21, 2025 (the “Second Exclusivity Period”).

On July 10, 2025, Mr. Al-Dor and representatives of Advent met in London to discuss the potential integration process and go-forward strategy and business planning of the Company following the consummation of the Proposed Transaction.

Also on July 10, 2025, representatives of Advent and Mr. Bernstein (in his capacity as principle in the Rollover Shareholder) met in London to discuss the structure of the Proposed Transaction, including the Rollover.

On July 14, 2025, representatives of K&E shared with representatives of Latham a revised draft of the Merger Agreement. This draft, among other things, (i) bifurcated between vested and non-vested Company Equity Awards, providing that only vested Company RSUs and Company Options would receive the Per Share Merger Consideration and that unvested Company RSUs and Company Options would remain outstanding following the Closing and would be payable based on the existing vesting schedules underlying such Company RSUs or Company Options, (ii) included a 2.75% termination fee payable by the Company in connection with a Superior Proposal or Adverse Recommendation Change, (iii) included a ‘reasonable best efforts’ efforts standard with respect to the receipt of regulatory approvals and limited such standard to apply only to certain of Advent’s controlled affiliates (instead of all affiliates), (iv) removed Advent’s obligation to pay 2025 annual bonuses and (v) capped Advent’s liability for monetary damages at an unspecified amount, including in the case of breach, fraud, intentional or willful breach.

On July 21, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel and its transaction consultant in attendance. Mr. Giladi began by providing an update to the Special Committee regarding the Proposed Transaction noting that Advent intended to introduce Party G, a co-investor, who would be responsible for a significant portion of the equity financing contemplated by the Proposed Transaction, though Advent would continue to control the Company following completion of the Proposed Transaction. Mr. Giladi also noted that representatives of Company management had met with Party G on July 7, 2025 and on July 17, 2025, and discussed the Proposed Transaction as well as due diligence matters in respect of each of the Company and Party G. A discussion ensued, and representatives of Company management noted that the Company, Advent, Party G and their respective legal advisors were still determining whether the introduction of the co-investor would have any impact on the regulatory landscape and requisite regulatory approvals to be obtained in connection with the Proposed Transaction. Mr. Giladi also noted that Mr. Al-Dor was scheduled to meet with a representative of Advent later that day to discuss the path and timeline to signing the Merger Agreement and announcing the Proposed Transaction.

On July 21, 2025, Mr. Al-Dor and Mr. Mike Ettling of Advent met in London to discuss the anticipated path and timeline to signing the Merger Agreement and related public announcement of the Proposed Transaction.

On the same day, representatives of Latham shared with representatives of K&E a revised draft of the Merger Agreement. This draft, which was generally consistent with the draft Merger Agreement that representatives of Latham shared with representatives of K&E on July 2, 2025, provided that Advent would fully backstop the Equity Commitment Letter and the Limited Guarantee given the introduction of Party G and reserved on the relevant regulatory efforts standard that would be applicable to Party G.

On July 22, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel, and its transaction consultant in attendance. Representatives of Company management presented the Company Forecasts to the Special Committee, which were based on management’s growth plan. The Special Committee discussed the Company Forecasts and determined that it reflected the best available estimates and good faith judgments of the Company as to the future financial performance of the Company, and authorized Company management to provide the Company Forecasts to Houlihan Lokey for use for its financial analysis of the Company and its potential delivery of a fairness opinion to the Special Committee in connection with the Proposed Transaction. Following such discussion, the Special Committee discussed Advent’s request to further extend the exclusivity period until 11:59 p.m. Eastern Time on August 1, 2025. The Special Committee approved such request for extension of exclusivity. Additional information regarding the Company Forecasts are described in more detail in the section entitled “Special Factors—Certain Financial Forecasts” beginning on page 45.

Later on July 22, 2025, the Company and Advent entered into a second amendment to the Exclusivity Agreement, which provided for the extension of the Second Exclusivity Period until 11:59 p.m. Eastern Time on August 1, 2025 (the “Third Exclusivity Period”).

On July 23, 2025, representatives of Houlihan Lokey sent a customary relationship disclosure letter to Latham, which letter was shared with the Special Committee.

On July 24, 2025, representatives of K&E shared with representatives of Latham a revised draft of the Merger Agreement. This draft was generally consistent with the draft Merger Agreement that representatives of K&E shared with representatives of Latham on July 14, 2025, but also reflected that (i) Advent had agreed to a ‘hell or high water’ efforts standard with respect to the receipt of regulatory approvals, but limited the Company’s post-termination recourse to a 7% cap as discussed below, and (ii) Advent would pay 2025 annual bonuses based on actual performance in the ordinary course as determined by Advent in good faith. The draft Merger Agreement did not include an obligation that Advent would fully backstop the Equity Commitment Letter and the Limited Guarantee and instead provided that Advent and Party G would each enter into separate Equity Commitment Letters covering a portion, but not all, of the Per Share Merger Consideration of approximately $1.5 billion (with the remainder to be funded through committed debt financing), and Limited Guarantees, agreeing to pay to the Company a fee equal to 7% of the aggregate merger consideration upon termination of the Merger Agreement by the Company, in the case of breach, fraud, intentional or willful breach.

On July 29, 2025, the Special Committee held a meeting with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar and Walkers in attendance. Mr. Giladi began by providing an update on the Proposed Transaction, noting that the proposed treatment of the Rollover Shareholder’s Common Shares was still under discussion. Representatives of Latham then reviewed with the Special Committee the draft Merger Agreement shared by representatives of K&E with representatives of Latham on July 24, 2025, and a discussion ensued. Following such discussion, the Special Committee determined that it should meet again the following day to discuss and finalize a response with respect to the open points in the Merger Agreement.

On July 30, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar and Walkers in attendance. Representatives of Latham reviewed the draft Merger Agreement shared by representatives of K&E with representatives of Latham on July 24, 2025. A discussion ensued, and the Special Committee directed representatives of Latham and Meitar to revise and share a draft Merger Agreement reflecting the following positions (i) acceptance of the ‘hell or high water’ efforts standard together with a 7% regulatory termination fee payable by Advent if the requisite regulatory approvals were not received prior to an unspecified outside date, (ii) a 2.5% termination fee payable by the Company in connection with a Superior Proposal or Adverse Recommendation Change, and (iii) acceptance of the 7% cap on damages, except in the case of willful breach by Advent. The Special Committee also determined that the treatment of unvested Company Equity Awards and the 2025 annual bonuses remained subject to further discussion between representatives of Company management and Advent.

On July 31, 2025, representatives of Latham shared with representatives of K&E a revised draft of the Merger Agreement, which was consistent with the guidance and discussion from the meeting of the Special Committee the previous day.

On August 2, 2025, representatives of K&E shared with representatives of Latham a revised draft of the Merger Agreement. This draft was generally consistent with the draft Merger Agreement that representatives of K&E shared with representatives of Latham on July 24, 2025, but also (i) provided that Advent would pay 2025 annual bonuses based on actual performance in the ordinary course as determined by Advent in good faith in consultation with the Company’s chief executive officer, (ii) rejected that Advent would pay the Parent Termination Fee if the requisite regulatory approvals were not obtained and (iii) included a cap on the enforcement expenses incurred by the Company in seeking the Parent Termination Fee of $5 million.

On August 4, 2025, the Special Committee held a meeting, with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar and Walkers in attendance. Representatives of Latham reviewed the draft Merger Agreement shared by representatives of K&E with representatives of Latham on August 2, 2025. A discussion ensued, and the Special Committee determined to meet the next day to continue to discuss how to approach the open issues in the draft Merger Agreement. The Special Committee then discussed Advent’s request to extend the exclusivity period until 11:59 p.m. Eastern Time on August 12, 2025, noting that Advent had demonstrated continued engagement and commitment to sign the Merger Agreement by August 12, 2025. The Special Committee approved such request for the extension of exclusivity.

On August 4, 2025, the Company and Advent entered into a third amendment to the Exclusivity Agreement, which provided for the extension of the Third Exclusivity Period until 11:59 p.m. Eastern Time on August 12, 2025.

On August 5, 2025, the Special Committee held a meeting with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar and Walkers in attendance. Representatives of Latham again reviewed the draft Merger Agreement shared by representatives of K&E with representatives of Latham on August 2, 2025, noting that while Advent was not willing to agree to a payment of a regulatory reverse termination fee, Advent would agree to (i) payment of a reverse termination fee in the event of any of the Parent Parties’ breaches of representations or warranties and covenants in the draft Merger Agreement, subject to the previously discussed 7% cap, (ii) fully backstop the Equity Commitment Letter covering all of the Per Share Merger Consideration of approximately $1.5 billion, (iii) enter into a Limited Guarantee, agreeing to pay to the Company a fee equal to the 7% cap. A discussion ensued, and the Special Committee determined that the 7% reverse termination fee for breach of representations or warranties and covenants, together with Advent’s agreement to a ‘hell-or-high-water’ regulatory efforts standard, provided sufficient comfort to the Special Committee in foregoing an additional reverse termination fee for failure to receive requisite regulatory approvals. Following such discussion, representatives of Latham noted that certain items in the draft Merger Agreement continued to remain open and needed to be discussed and resolved between the Company and Advent, including (i) the treatment of unvested Company Equity Awards; (ii) the payment of the annual 2025 performance bonuses, and (iii) the creation of a transaction bonus pool payable to certain eligible employees, consultants and subcontractors of the Company. The Special Committee directed that Messrs. Ben-Chlouche and Giladi meet with Mr. Hallstrom, a representative of Advent, to discuss such topics.

On August 6, 2025, Messrs. Ben-Chlouche, Giladi and Hallstrom met via teleconference to discuss (i) the treatment of unvested Company Equity Awards, (ii) the payment of the annual 2025 performance bonuses; and (iii) the creation of a transaction bonus pool payable to certain eligible employees, consultants and subcontractors of the Company.

On August 6, 2025, representatives of Latham shared with representatives of K&E a revised draft of the Merger Agreement, which was consistent with the guidance and discussion from the meeting of the Special Committee the previous day.

Also on August 6, 2025, representatives of Formula and its advisors, William Blair, and Advent and its advisors met via teleconference to discuss various open transaction-related matters, including the tax structuring matters.

On August 7, 2025, the Special Committee held a meeting with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar and Walkers in attendance. Representatives of Latham provided an update to the Special Committee on the meeting between Messrs. Ben-Chlouche, Giladi and Hallstrom from the day prior, which included resolution of the following items: (i) acceleration of 67% of the unvested Company Equity Awards, with the remaining 33% to vest in accordance with the original vesting schedules and subject to such employee’s continued employment; (ii) payment by Advent of the 2025 annual performance bonuses, while also permitting Company management to increase such bonuses subject to an aggregate cap of $400,000; (iii) the establishment of a transaction bonus pool of $3 million, subject to certain restrictions; and (iv) a cap on the enforcement expenses incurred by the Company in seeking the Parent Termination Fee of $8 million.

On August 8, 2025, representatives of K&E shared with representatives of Latham a revised draft of the Merger Agreement, which reflected the discussion between Messrs. Ben-Chlouche, Giladi and Hallstrom from August 6, 2025, and the feedback from the Special Committee at the meeting on the day prior.

On August 8, 2025, representatives of Gornitzky & Co., the Rollover Shareholder’s counsel, shared with representatives of Latham a structuring memorandum with respect to the Rollover, which contemplated that prior to the Effective Time, the Rollover Shareholder will receive shares in Topco as consideration for the Rollover Shares, and in exchange, Topco will issue to the Rollover Shareholder shares of Topco, with the Rollover Shareholder retaining an approximately 18.635% indirect ownership stake in the Surviving Company.

On August 8, 2025, representatives of the Company, representatives of William Blair and representatives of Advent met via teleconference to discuss various open transaction-related matters.

On August 8, 2025, the Special Committee held a meeting with representatives of each of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar, Houlihan Lokey and Walkers in attendance. Representatives of Houlihan Lokey began by reviewing with the Special Committee Houlihan Lokey’s preliminary financial analysis of the Company. Houlihan Lokey noted that such analyses remained subject to further update based on finalization of the Merger Agreement. The materials that were reviewed by representatives of Houlihan Lokey at this meeting are filed as Exhibit (c)-(4), to the Schedule 13E-3, of which this proxy statement forms a part. Representatives of Houlihan Lokey then exited the meeting. Representatives of Latham then provided an update on recent discussions between Advent and the Rollover Shareholder, noting that representatives of Advent and representatives of the Rollover Shareholder had agreed that the Rollover Shareholder would roll a portion of its Common Shares in exchange for equity interests of Advent and that representatives of K&E were working on a revised draft of the Merger Agreement to reflect such changes. A discussion ensued, and representatives of Latham noted for the Special Committee that representatives of Latham, Meitar and Walkers would keep the Special Committee apprised of further developments and how the Rollover would change any agreed upon terms in the Merger Agreement, if any.

On August 10, 2025, the Special Committee held a meeting with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar and Walkers in attendance. Mr. Giladi provided an update to the Special Committee on his discussions with Meitar and Ernst & Young Israel regarding the potential tax implications to the Company’s Israeli employees in connection with the acceleration of the unvested Company Equity Awards contemplated by the Proposed Transaction. A discussion ensued, and following such discussion the Special Committee determined that only 58% of such unvested Company Equity Awards be accelerated (rather than the previously contemplated 67%) with the remaining 42% staying unvested to be cash settled following the Closing, subject to the original vesting schedules and continued employment with the Surviving Company, and directed that Mr. Giladi discuss this change with Mr. Hallstrom and that representatives of K&E reflect such change in the next draft of the Merger Agreement.

Between August 10, 2025 and August 12, 2025, representatives of Latham and representatives of K&E exchanged drafts of the Merger Agreement reflecting minor refinements. On August 12, 2025, representatives of K&E provided to representatives of Latham a final draft of the Merger Agreement. On August 11, 2025, representatives of K&E informed representatives of Latham that Advent would fully backstop the Equity Commitment Letter and the Limited Guarantee, and Party G would not be a party to the Merger Agreement or any other Transaction Documents.

On August 12, 2025, the Special Committee held a meeting with representatives of each of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar, Houlihan Lokey, Walkers and William Blair in attendance. Mr. Al-Dor and Mrs. Salomon, as directors of the Board, were also present by invitation of the Special Committee but did not vote on any matters or participate in the meeting in connection with the matters related to their respective interest. Representatives of Latham and Walkers again advised the Special Committee on their fiduciary duties applicable to the directors of the Company and of appraisal and dissention rights and appraisal proceedings under the Cayman Companies Act. A representative of William Blair then provided an overview of the sources and uses of funds contemplated in the Proposed Transaction. A representative of Latham reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger, the Limited Guarantee, the Support Agreement, the Rollover Agreement, the Equity Commitment Letter and the Debt Commitment Letter and the Transactions. At the request of the Special Committee, Houlihan Lokey then reviewed and discussed its financial analysis. The materials that were reviewed by representatives of Houlihan Lokey at this meeting are filed as Exhibit (c)-(5), to the Schedule 13E-3, of which this proxy statement forms a part. A discussion ensued. Following such discussion, at the request of the Special Committee, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated August 12, 2025) that the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Special Committee, after consultation with its financial advisors and legal counsels and due consideration of all relevant factors, including the oral delivery by Houlihan Lokey of its opinion, unanimously (i) determined that the Per Share Merger Consideration is at least the fair value for each Common Share and the Transaction Documents and Transactions, including the Merger, are in the best interests of the Company and its shareholders and (ii) approved and recommended that the Board authorize and approve entry into the Transaction Documents and the Transactions, including the Merger.

Shortly following the Special Committee meeting, the Board held a special meeting with representatives of Company management, the Company General Counsel, its transaction consultant, Latham, Meitar, Walkers and William Blair in attendance. Given Mr. Bernstein’s interest in the matters that were the subject of such meeting, Mr. Bernstein did not attend or participate in such meeting and was not included for purposes of establishing a quorum. After the meeting was called into order, each of Mr. Al-Dor and Mrs. Salomon disclosed to the Board their interests in the matters that were the subject of such meeting and the Board, including all independent directors, determined, with the advice of Walkers, that pursuant to the memorandum and articles of association of the Company, Mr. Al-Dor and Mrs. Salomon may participate in, vote on and be counted in the quorum in such Board meeting. Representatives of Latham provided a summary of the proposed Merger Agreement with the Parent Parties, including provisions restricting the Company and its representatives from soliciting competing offers, provisions requiring the parties to take certain actions with respect to obtaining regulatory approvals for the Proposed Transactions, including the Merger, and provisions restricting the Company’s conduct of business between the execution of the Merger Agreement and the closing of the transaction. Following such discussion, the Board, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger and entry into the Transaction Documents are in the Company’s long-term commercial benefit and commercial interests, (ii) determined that the Per Share Merger Consideration is at least the fair value for each Common Share, (iii) authorized and approved the Transaction Documents and the Transactions and (iv) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

Between the adjournment of the Board meeting on August 12, 2025 and the morning of August 13, 2025, consistent with the instruction of, and the terms approved by, the Board, representatives of the Company and its advisors finalized the Merger Agreement, the Plan of Merger, the Equity Commitment Letter, the Limited Guarantee, the Rollover Agreement and the Support Agreement with Advent and its advisors.

Later in the evening on August 12, 2025, the Company and the Parent Parties executed and delivered the Merger Agreement. Thereafter, on August 13, 2025, before the opening of the trading markets in Israel and the United States, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Merger and Recommendation of the Special Committee and the Board

At a meeting on August 12, 2025, the Special Committee, comprised solely of independent and disinterested directors including Mr. Eyal Ben-Chlouche, Mr. Uzi Netanel and Mr. Yacov Elinav, in consultation with, Meitar, Walkers, William Blair and Houlihan Lokey, and after considering and weighing various factors including the fairness opinion provided by Houlihan Lokey, and evaluating the proposed terms and conditions of the Merger Agreement, the Transaction Documents, the Merger and the Transactions, unanimously determined, among other resolutions, that (i) the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares) and (ii) the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, are in the best interests of the Company and the unaffiliated security holders, and unanimously recommended that the Board (a) approve and declare advisable, for the Company’s long-term commercial benefit and in the best interests of the Company, the entry into, and performance by the Company of its obligations under, the Merger Agreement, the Transaction Documents and the Transactions, including the Merger, (b) authorize and approve the entry into (as applicable) the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, and (c) subject to the terms and conditions of the Merger Agreement, recommend to the Company’s shareholders that they vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, at the Company Shareholders Meeting.

At a meeting of the Board later on the same day, acting upon the unanimous recommendation of the Special Committee, and after Mr. Roni Al-Dor and Ms. Naamit Salomon duly disclosed their respective interests in the Transactions and declined from participating in such meeting and were not included for purposes of establishing a quorum for such meeting, as required by the memorandum and articles of association of the Company, as amended to date, and the Cayman Islands Companies Act, the Board, among other resolutions, unanimously (including by the affirmative vote of a majority of the disinterested directors) (i) determined that the Merger and the entry into and performance by the Company of its obligations under the Merger Agreement and the Transaction Documents would be in the Company’s long-term commercial benefit and commercial interests, (ii) determined and declared that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares), (iii) authorized and approved the transactions contemplated by the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, and ratified any and all actions theretofore taken, or thereafter to be taken, by the members of the Special Committee, or, at the direction of the Special Committee, in connection with the consummation of the Transactions and (iv) recommended to the holders of Common Shares that they vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, at the Company Shareholders Meeting, and resolved to submit the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions for approval by the holders of Common Shares at the Company Shareholders Meeting, in each case subject to the terms and conditions of the Merger Agreement.

After carefully considering all relevant factors, the Board, acting on the unanimous recommendation of the Special Committee, recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal, (2) “FOR” the Authorization Proposal, (3) “FOR” the Director Proposal, and (4) “FOR” the Adjournment Proposal, if presented.

In reaching its determination, the Special Committee carefully reviewed, considered and relied upon a number of factors and potential benefits of the Merger, including those discussed below, each of which the Special Committee believes supported its decision to approve the Merger Agreement and its determination that the Transactions, including the Merger, are fair to the unaffiliated security holders. These factors and potential benefits are not listed in any relative order of importance.

Premium Over Market Price of the Common Shares. The Per Share Merger Consideration of $43.50 represents (i) a premium of approximately 64% to the closing trading price of the Common Shares on August 8, 2025, the last trading day prior to the CTech article of the Company’s advanced negotiations regarding a potential change of control transaction, (ii) a premium of approximately 51% to the average closing price of the Common Shares during the last 30-day and 60-day volume-weighted average price as of August 8, 2025 and (iii) a premium of approximately 54% to the closing trading price of the Common Shares on May 14, 2025 as set forth in the Proposal.

Attractive Value. The Per Share Merger Consideration represents an attractive value for the unaffiliated security holders, taking into account the Special Committee’s familiarity with the Company’s business, operations, operating results, financial condition, prospects and business strategy, assets and the Special Committee’s belief, based on the course and history of the negotiations between Parent and the Special Committee, that the Per Share Merger Consideration represented the highest consideration that Parent was willing to pay for the Company.

All-Cash Merger Consideration. The Per Share Merger Consideration will be all cash, which will provide immediate liquidity to the unaffiliated security holders and allow them to avoid post-Merger risks and uncertainties relating to the prospects of the Company. In that regard, the Special Committee noted that the amount of cash to be received for each Common Share is fixed and will not be reduced if the value or trading price of the Common Shares declines prior to the Effective Time.

Historical Market Price and Volatility. Consideration of the historical volatility of the price and liquidity of the Common Shares and the underlying financial results of the Company, including the fact that at the time of entering into the Merger Agreement, the Common Shares traded at a discount to their previous trading levels; as well as the Special Committee’s assessment that there is no immediately foreseeable catalyst for reversing these trends apart from the execution of management’s strategic plan with its inherent risks, rendering the all-cash consideration offered by Parent attractive for the unaffiliated security holders.

Opinion of Financial Advisor. The financial analysis reviewed by Houlihan Lokey with the Special Committee as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on August 12, 2025 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated August 12, 2025), as to whether the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (see “Special Factors—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 48 for additional information).

Parent. The anticipated benefits to the Company from Parent’s and its affiliates’ significant resources, operational and insurance technology sector expertise, as well as the capacity for investment provided by Parent to support the Company’s ongoing development.

Solicitation Process Prior to Merger Agreement. The fact that the Company launched various processes for soliciting and responding to proposals from potential bidders in an effort to obtain the best value reasonably available to the unaffiliated security holders. In September 2023, representatives of Company management, in consultation with Mr. Bernstein, directed William Blair to commence a formal sale process. Following such instruction, representatives of William Blair contacted 21 financial sponsors (including Advent) and seven strategic parties to solicit interest in a potential transaction with the Company, which such process was subsequently delayed due to the geopolitical uncertainties in Israel. In February 2024, following the Board’s authorization, William Blair re-launched such sale process and contacted 15 financial sponsors (including Advent) and two strategic parties and provided them with an opportunity to conduct due diligence. In January 2025, two financial sponsors (including Advent) expressed interest in exploring a potential transaction with the Company. The Company shared preliminary due diligence materials and held management meetings with each of Advent and Party D. The Special Committee considered the fact that, in April 2025, Party D withdrew from the process by informing William Blair that Party D would not submit a proposal to acquire the Company at a valuation likely to be suitable to the Company. The Special Committee also considered the fact that the Per Share Merger Consideration of $43.50 proposed by Parent is the only offer for a going-private or other similar transaction with respect to all or substantially all assets or securities of the Company within the past two years of which the Company, the Special Committee and the Board is aware (see “Special Factors — Background of the Merger” beginning on page 22 for additional information on such sale process).

Ability to Respond to Unsolicited Acquisition Proposals, Change Recommendation and Terminate the Merger Agreement. The fact that the Company had not consummated an acquisition transaction despite having received several indications of interest from other potential acquirors in connection with the 2023 Process and the 2024 Process (see “Special Factors—Background of the Merger” beginning on page 22 for additional information on the 2023 Process and the 2024 Process), the Merger Agreement includes “fiduciary out” provisions, which, subject to the terms and conditions thereof, permit the Company to, in response to its receipt of an unsolicited bona fide Acquisition Proposal, provide information to and participate in negotiations or discussions with third parties with respect to such Acquisition Proposal if the Board (acting at the recommendation of the Special Committee) or the Special Committee determines in their respective good faith judgements, after consultation with its outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be likely to lead to a Superior Proposal and that failure to take such action would reasonably be likely to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under applicable law. At any time prior to the Company Shareholders Meeting, in response to its receipt of an unsolicited bona fide Acquisition Proposal, (i) the Board (acting at the recommendation of the Special Committee) or the Special Committee may change its recommendation that the holders of Common Shares approve the Merger Agreement and/or (ii) the Company may terminate the Merger Agreement to enter into a definitive written agreement providing for such Acquisition Proposal, if the Board (acting at the recommendation of the Special Committee) or the Special Committee determines in their respective good faith judgements, after consultation with its outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and the failure to change its recommendation and/or to terminate the Merger Agreement would reasonably be likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law. However, prior to taking these actions, the Company must provide Parent with at least three (3) business days’ prior written notice of taking such action (the “Notice Period”) and during this Notice Period, the Company is obligated to negotiate with Parent in good faith (if any to the extent Parent desires to negotiate) and consider any proposals made by Parent in writing, in order to amend the terms of the proposed transaction such that the Acquisition Proposal no longer constitutes a Superior Proposal. The Special Committee further considered the fact that the approximately $61,581,495 termination fee payable by the Company under certain circumstances (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Merger and (ii) would not preclude another party from making a competing proposal.

Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, which were the product of arm’s-length negotiations between the parties, including the structure of the transaction, the all-cash form of the Per Share Merger Consideration, the limited scope of the conditions to Closing, the Company’s right to specific performance to cause Parent to consummate the Merger, and other remedies available under the Merger Agreement, subject to certain conditions, and the customary nature of the representations, warranties and the covenants and agreements of the parties. The Special Committee further considered the course and nature of negotiations with Parent, which were conducted at arm’s length and during which the Special Committee was advised by highly qualified outside legal and financial advisors. These negotiations ultimately resulted in terms that (i) provide for a significant and attractive premium over the current trading price of the Common Shares, (ii) provide robust provisions designed to ensure, absent certain circumstances that would cause a closing condition not to be satisfied or allow termination of the Merger Agreement, that the Transactions are completed and (iii) provide for a termination fee of approximately $172,428,187 payable to the Company under certain circumstances, including the breach by any Parent Party of its representations, warranties or covenants set forth in the Merger Agreement (subject to an opportunity to cure) and if all closing conditions have been satisfied or validly waived and the Company is ready, willing and able to consummate the Closing but the Parent Parties fail to consummate the Closing (see “the Merger Agreement—Parent Termination Fee” beginning on page 102 for additional information). The Special Committee also considered the willingness of certain shareholders of the Company to support and to vote in favor of the Merger.

Loss of Opportunity. The possibility that, if the Special Committee declined to recommend that the Board approve the Merger Agreement, there may not be another opportunity for the unaffiliated security holders to receive a comparably priced offer with a comparable level of closing certainty. The Special Committee also considered the fact that Parent had been the most engaged potential bidder throughout the Company’s sale process and was the only bidder that submitted an offer for a going-private transaction with respect to the Company.

Financial Condition, Results of Operations and Prospects of the Company; Risks of Execution. The current, historical and projected financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if it were to remain a standalone public company. The Special Committee considered the Company’s current business plan, including Company management’s then-current estimated projections of the Company’s financial prospects (as discussed further in the section of this proxy statement captioned “Special Factors —Certain Financial Forecasts” beginning on page 45). The Special Committee also considered the Company’s current business plan and the potential opportunities and risks to achieving the business plan, including, among other things, the assumptions underlying the Company management’s then-current projections. The Special Committee also considered Parent’s business reputation and financial resources, and that the Merger will likely reinforce the success of the Company’s strategy, commitment to delivering exceptional value to its customers, and the strength of the Company’s global team.

Shareholder Approval Requirement. The Transactions, including the Merger, must be authorized and approved by a special resolution of the Company passed at the Company Shareholders Meeting.

Regulatory Approvals. The relative likelihood of significant antitrust or other regulatory impediments to closing and the provisions of the Merger Agreement related to regulatory approvals, including the obligation of each of the Parent Parties and the Company to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective the Transactions, including the Merger, as soon as practicable after the date of the Merger Agreement. These reasonable best efforts include, among other things, supplying any information that may be required or reasonably requested by the applicable governmental entities and the Parent Parties agreeing to take promptly any and all steps necessary or reasonably advisable as may be required by any governmental entity to obtain all Antitrust and/or FDI Approvals under applicable law to enable the consummation of the Transactions, including the Merger, as expeditiously as practicable, including committing to and effecting, by consent decree, hold separate order, trust or otherwise, (i) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company or its subsidiaries or the Parent Parties or their respective controlled affiliates, (ii) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or its subsidiaries or of the Parent Parties or their respective controlled affiliates, (iii) requiring the Company or any of its subsidiaries or the Parent Parties or their respective controlled affiliates to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party and (iv) imposing limitations on the Company or its subsidiaries or of the Parent Parties or their respective controlled affiliates with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets; provided that: (x) the Parent Parties and their respective affiliates are not obligated to take the foregoing actions contemplated by this sentence with respect to the Parent Parties’ affiliates (other than each of the Parent Parties, the Company and its subsidiaries after the Closing), or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, and any intellectual property rights thereto or embodied therein or any venture or other arrangement and (y) any such action is conditioned upon the consummation of the Transactions.

Dissenters’ Rights. Shareholders who follow the statutory procedures for exercising dissenters’ rights set forth in Section 238 of the Cayman Islands Companies Act will be entitled to seek an appraisal of the fair value of the Common Shares of the dissenting shareholders by a Cayman Islands court.

Financing Commitments. The fact that (i) the Parent Parties have delivered the Equity Commitment Letter, the Limited Guarantee, and the Debt Commitment Letter committing sufficient equity and debt financing to complete the Merger, (ii) the Parent Parties’ representations and covenants contained in the Merger Agreement relating to the delivery by the Parent Parties of a debt commitment letter by financial institutions of international reputation and an equity commitment letter from certain investment funds advised by Advent (and the terms and conditions thereof) and that the Merger is not subject to a financing condition, and (iii) under specified circumstances, the Merger Agreement permits the Company to seek specific performance against the Parent Parties with respect to the financing commitments, including under the Company’s third-party beneficiary rights pursuant to the Equity Commitment Letter.

Support Agreement. The fact that the Rollover Shareholder has entered into the Rollover Agreement with an affiliate of Parent to retain a minority stake in the Company after completion of the Transactions, including the Merger.

Rollover Shareholder’s Participation. The Rollover Shareholder has decided to sell a majority of its Common Shares in connection with the Merger to benefit from the certainty of value and liquidity event that is the Merger, which the Special Committee believes suggests that the Rollover Shareholder considers the Per Share Merger Consideration to also be attractive from a shareholder’s perspective.

Likelihood of Closing. The likelihood and anticipated timing of completing the Transactions, including that the Merger would be completed, in light of, among other things, the limited scope of conditions to Closing, the absence of a financing condition, the covenants by the parties to use their respective reasonable best efforts to obtain all necessary governmental approvals and the likelihood of obtaining required regulatory approvals for a transaction with Advent prior to the Termination Date (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 101).

Specific Performance. The Company’s ability, as set out in the Merger Agreement and the Transaction Documents (as applicable), to seek specific performance to prevent breaches of such agreements and to enforce specifically the terms of such agreements.

The foregoing discussion of the information and factors considered and given weight by the Special Committee in connection with their evaluation of the fairness of the Transactions, including the Merger, to the unaffiliated security holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered by the Special Committee in reaching its conclusion as to the fairness of the Merger to the unaffiliated security holders. Rather, the Special Committee and Board made the fairness determinations after considering all of the foregoing factors as a whole.

In the course of evaluating the Merger Agreement and the Transactions, including the Merger, and making the decisions, determinations and recommendations described above (as applicable), the Special Committee did not specifically review, consider or rely upon the following factors when making its decision to approve the Merger Agreement and its determination that the Transactions, including the Merger, are fair to the unaffiliated security holders, for the reasons as discussed below.

Net Book Value. The Special Committee did not specifically consider the Company’s net book value, which is an accounting concept, as a relevant factor because they believed (i) that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and (ii) the net book value does not take into account the prospects of the Company, customer value and stickiness, market conditions, trends in the industry in which the Company operates or the business risks inherent in the industry.

Liquidation Value. The Special Committee did not specifically consider the liquidation value of the Company to be a relevant factor because (i) they considered the Company to be a viable going concern; (ii) they believed that liquidation sales generally result in proceeds substantially less than sales of a going concern; and (iii) they considered determining a liquidation value to be impracticable given the significant execution risk involved in any breakup of the Company.

Going Concern Value and Purchase Prices Previously Paid. The Special Committee did not specifically seek to establish a going concern valuation of the Company. In addition, the Company has not purchased any Common Shares during the two years prior to the date of this proxy statement and therefore the Special Committee did not specifically consider the purchase prices paid by the Company in its previous purchases of the Common Shares in the section of this proxy statement entitled “Transactions in the Common Shares” to be relevant. Rather, the Special Committee believed that the financial analyses presented by Houlihan Lokey, as more fully summarized in the section of this proxy statement entitled “Special Factors—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 48, represented potential valuations of the Company as it continues to operate its business as a going concern. The Special Committee considered each of the analyses performed by Houlihan Lokey in the full context of the fairness opinion provided by Houlihan Lokey as well as various additional factors, as discussed below.

In addition to the foregoing factors and analyses that supported the conclusion of the Special Committee and Board that the Merger is fair to the unaffiliated security holders, the Special Committee and Board also weighed the following negative factors:

●	No Future Participation in the Prospects of the Company. Following the consummation of the Merger, the unaffiliated security holders, will cease to participate in any future earnings of or benefit from any increases in the value of the Company, if any.

●	Potential Tax Liability of Unaffiliated Shareholders. The Merger will be a taxable transaction to the unaffiliated security holders, who are U.S. taxpayers or are taxpayers in other jurisdictions, notwithstanding that such unaffiliated security holders will not be able to choose whether or not to participate in the Merger.

●	Interim Restrictions. The restrictions on the conduct of the Company’s business prior to the completion of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the completion of the Merger.

●	No-Shop Restrictions. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow the Company to negotiate with parties who submit an unsolicited Alternative Proposal and terminate the Merger Agreement to accept a Superior Proposal, and then only upon the payment of a termination fee by the Company to Parent).

●	Breakup Fees and Limitation of Parent Liability. The fact that the Company may be required, under certain circumstances, to pay Parent a termination fee of $61,581,495 in connection with a termination of the Merger Agreement and the fact that the Company’s right to recover damages from Parent for a breach of the Merger Agreement, in certain circumstances, will be limited to payment by Parent of a termination fee of $172,428,187 and related enforcement expenses up to $8,000,000.

●	Effect of Public Announcement. The effect of the public announcement of the Company entering into the Merger Agreement on the Company’s operations, including the Company’s relationships with customers, vendors and employees and other business relationships, the Company’s ability to attract and retain key personnel while the Merger is pending and the potential adverse effects on the Company’s financial results as a result of that disruption.

●	Risk the Merger May Not Be Consummated; Transaction Costs. The consummation of the Merger is subject to the satisfaction of certain closing conditions that are not within the Company’s or the parties’ control, including receipt of required regulatory clearances and approvals, and that no Company Material Adverse Effect has occurred, and the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated and if the Merger is not consummated, the Company will have incurred significant transaction and opportunity costs in connection with the Merger and the other Transactions and the trading price of the Common Shares and perceptions of the Company’s prospects may be materially adversely affected.

●	Litigation. The possibility of litigation in connection with the Merger and the Transactions, and the risk of incurring substantial costs and expenses in connection therewith.

●	Potential Differing Interests of Directors and Officers. The risk that the directors and officers of the Company may have interests in the Merger and the Transactions that are in addition to, or that may be different from, the interests of the unaffiliated security holders.

After weighing these negative factors and giving them due consideration, the Special Committee concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that it considered to support its beliefs that (i) the Transactions, including the Merger, and the entry into and performance by the Company of its obligations under the Merger Agreement, the Plan of Merger and the Transaction Documents would be in the Company’s long-term commercial benefit and commercial interests and (ii) the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares).

In addition, the Special Committee believes that sufficient procedural safeguards are present to ensure that the Transactions, including the Merger, are procedurally fair to the unaffiliated security holders and to permit the Special Committee to represent effectively the interests of such unaffiliated security holders. Such procedural safeguards include the following, which are not listed in any relative order of importance:

●	all of the members of the Special Committee during the entire process were and are disinterested and independent directors free from any affiliation with the Parent Parties; none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries; and none of such Special Committee members has any financial interest in the Merger that is different from that of the unaffiliated security holders, other than the Special Committee members’ receipt of compensation in the ordinary course as members of the Board, their non contingent compensation as members of the Special Committee, their indemnification and liability insurance rights under the Merger Agreement, and their rights to receive the Per Share Merger Consideration the completion of the Transactions, including the Merger, with respect to the Common Shares, Company Options and/or Company RSUs, as applicable, that had been granted to them;

●	the fact that the Transactions have been approved by a majority of the directors of the Company who are not employees of the Company or any of its subsidiaries;

●	the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, and that no limitations were placed on the Special Committee’s authority;

●	in considering the proposed transaction, the Special Committee consisted solely of disinterested and independent directors and acted solely to represent the interests of the unaffiliated security holders, and the Special Committee had full control of the extensive negotiations with the Parent Parties and its advisors on behalf of such unaffiliated security holders;

●	the Special Committee was assisted by its outside financial and legal advisors in the negotiation with the Parent Parties and the evaluation of the Merger;

●	the Special Committee was delegated by the Board the full and exclusive authority to evaluate the terms of the Transactions, to negotiate the terms of the Merger Agreement and the Merger, to consider alternative transactions, to determine whether to reject the Transactions, and to determine whether the Merger would be fair to, and in the best interests of, the unaffiliated security holders and whether to recommend to the Board that it approve the Company’s entering into definitive agreements with respect to the Transactions;

●	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Parent Parties and its advisors, on the other hand;

●	the Special Committee held telephonic meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Transactions, including the Merger;

●	the Special Committee has the right pursuant to the Merger Agreement to evaluate on behalf of the Company unsolicited bona fide Acquisition Proposals from third parties that might arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to Parent of a termination fee, and to recommend that the Board accept such alternative Acquisition Proposal, consistent with the Board’s fiduciary duties under applicable law; and

●	the Special Committee had no obligation to recommend the authorization and approval of the Transactions, including the Merger, or any other transaction.

In the course of determining whether such procedural safeguards were sufficient to ensure that the Transactions, including the Merger, are procedurally fair to the unaffiliated security holders, the Special Committee considered the negative factor that the consummation of the Transactions, including the Merger, is not subject to any additional vote by a majority of the unaffiliated security holders and determined that such negative factor is outweighed by, in addition to the various factors listed above tending to support the Board’s approval of the Merger, the fact that the Cayman Islands Companies Act does not expressly require the separate or additional approval of a merger by a majority of the unaffiliated security holders.

In reaching its determination that the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, are fair (both substantially and procedurally) to and in the best interests of the Company and its unaffiliated security holders and its decision to authorize and approve the Merger Agreement and recommend the authorization and approval of the Merger Agreement, the Plan of Merger, the Transaction Documents and the Transactions, including the Merger, by the Company’s shareholders, the Board, on behalf of the Company, considered the analyses and recommendation of the Special Committee and adopted such recommendations and analyses.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of the unaffiliated security holders by virtue of their continuing interests in the Surviving Company after the consummation of the Merger. These interests are described under the caption “Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger” beginning on page 10.

Position of the Participants as to the Fairness of the Merger

Position of the Parent Filing Parties as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, the Parent Filing Parties are required to provide certain information regarding their position as to the substantive and procedural fairness of the Merger to the unaffiliated security holders. The Parent Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Parent Filing Parties as to the fairness of the Merger are not intended to be and should not be construed as a recommendation as to how any shareholder of the Company should vote on the Merger Proposal.

The Parent Filing Parties have interests in the Merger that are different from, and/or in addition to, those of the shareholders of the Company by virtue of their interests in the Company after the completion of the Merger. The Parent attempted to negotiate the terms of a transaction that would be most favorable to it and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to the unaffiliated security holders. The Parent Filing Parties did not undertake a formal evaluation of the fairness of the Merger to the unaffiliated security holders, nor did they request that the financial advisor engaged by the Parent perform any valuation analysis for the purposes of assessing the fairness of the Merger to the unaffiliated security holders.

The Parent Filing Parties did not participate in the Special Committee’s deliberations regarding the fairness of the Merger nor did the Parent Filing Parties have access to financial information prepared by the Special Committee’s independent financial advisor and valuator. The Parent Filing Parties believe, however, that the Merger, including the Per Share Merger Consideration, is substantively and procedurally fair to the unaffiliated security holders. The Parent Filing Parties base their belief as to the reasonableness and fairness of the Merger on their knowledge and analysis of available information regarding the Company, discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings, analysis and resulting conclusions of, the Special Committee discussed under “Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 34 (which analyses and resulting conclusions the Parent Filing Parties adopt), and the following factors, which are not listed in any relative order of importance:

●	The terms of the Merger were extensively negotiated among the Parent, the Company and the Special Committee (which is comprised solely of independent directors), and their respective advisors.

●	The Per Share Merger Consideration paid in respect of the Common Shares (other than the Excluded Shares, the Dissenting Shares and the Rollover Shares) is all cash, thus allowing the shareholders of the Company who receive the Per Share Merger Consideration to immediately realize liquidity at a certain and fair value for their Common Shares (other than Excluded Shares, Dissenting Shares and Rollover Shares) without incurring brokerage and other costs typically associated with market sales.

●	The Per Share Merger Consideration also represents an approximately 64% premium to the closing price of the Common Shares of $26.52 per share on August 8, 2025, the last full trading day prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction, and a premium of approximately 51% to the 30-day and 60-day volume-weighted average price as of the same date.

●	The Per Share Merger Consideration also represents an approximately 47% premium to the closing price of the Common Shares of $29.50 per share on August 12, 2025, the last trading day before the public announcement of the Merger Agreement and the transactions contemplated thereby, and a premium of approximately 52% to the 60-day volume-weighted average price as of the same date.

●	The Merger Agreement is subject to limited conditions to the Parent’s obligation to consummate the Merger, and is not subject to a financing condition.

●	The Merger Agreement contains strict covenants of the Parent to obtain key regulatory approvals and otherwise cause the conditions to closing of the Merger to be satisfied, and provides that in certain circumstances the Parent will pay the Company the Parent Termination Fee, and the Sponsors have provided the Limited Guarantee in respect of the payment of such Parent Termination Fee.

●	The Merger Agreement also allows the Board (acting at the recommendation of the Special Committee) or the Special Committee to engage in discussions or negotiations regarding an Alternative Proposal at any time prior to the extraordinary general meeting if the Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law.

●	The Special Committee, after consultation with its financial advisors and legal counsels and due consideration of all relevant factors, unanimously (a) determined that the Per Share Merger Consideration is at least the fair value for each Common Share and the Transaction Documents and Transactions, including the Merger, are in the best interests of the Company and its shareholders, and (b) approved and recommended that the Board authorize and approve entry into the Transaction Documents and the Transactions, including the Merger.

●	To the knowledge of each of the Parent Filing Parties, none of the Parent Parties had any involvement in the Special Committee’s evaluation of the Merger.

●	The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that the Merger and entry into the Transaction Documents are in the Company’s long term commercial benefit and commercial interests, (b) determined that the Per Share Merger Consideration is at least the fair value for each Common Share, (c) authorized and approved the Transaction Documents and the Transactions, including the Merger, and (d) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

●	The affirmative vote of the holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with the Cayman Islands Companies Act is required to approve the Merger Proposal.

●	The Special Committee received an opinion from Houlihan Lokey to the effect that, as of August 12, 2025, based upon and subject to the various considerations set forth therein, and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

●	Registered holders of Common Shares who dissent from the Merger will have the right to seek appraisal and payment of the fair value of their Common Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements for the exercise of dissenters’ rights set forth in Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex C to this proxy statement.

●	Other than as described herein, none of the Parent Filing Parties is aware of any offer made by any unaffiliated person during the past two years for a merger or consolidation of the Company, a purchase or other transfer of all or substantially all of the Company’s assets, or a purchase of Common Shares that would enable the holder to exercise control over the Company.

In the course of reaching its determination as to the fairness of the Merger to the unaffiliated security holders, the Parent Filing Parties also considered a variety of risks and other countervailing factors related to the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

●	the unaffiliated security holders will have no ongoing equity participation in the Company following the Merger and, as a result, will not participate in any future growth of the Company or potential increases in the value of the Common Shares;

●	the risk that the Merger might not be consummated in a timely manner or at all;

●	the risk, if the Merger is not consummated, that pursuing the Merger could divert the attention of the Company’s management from pursuing the Company’s organic growth and performance goals;

●	under the Merger Agreement, the Company and its subsidiaries have agreed not to solicit, initiate or knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Alternative Proposal; and

●	the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger Agreement, and if the Merger Agreement is terminated under certain circumstances, the Company will be required to pay the Company Termination Fee to the Parent.

The Parent Filing Parties considered whether the Per Share Merger Consideration is reasonable and fair with reference to current and historical market prices. However, in light of the evolution of the business, the market environment in which the Company operates and market volatility, the Parent Filing Parties limited their consideration of historical market prices to the twelve-month period before the announcement of the Merger, which ranged from $23.69 to $39.99 per Common Share or a premium range of approximately 46% to 8%, and considered historical market prices prior to this period not to be material or relevant to their determination of whether the Per Share Merger Consideration is reasonable and fair.

The Parent Filing Parties did not consider the net book value of the Company’s business as reflected in the Company’s financial statements to be material or relevant to their determination whether the Per Share Merger Consideration is reasonable and fair to the unaffiliated security holders. Specifically, the Parent Filing Parties believe that such net book value is an accounting concept based on specific accounting methodologies that is historical in nature and therefore not forward-looking. Notwithstanding this belief, the Parent Filing Parties nevertheless note that the consideration per Common Share of $43.50 exceeds the net book value per Common Share of $8.58 as reflected in the Company’s financial statements for the year ended December 31, 2024.

Likewise, the Parent Filing Parties did not consider liquidation value in determining the reasonableness and fairness of the Merger to the unaffiliated security holders because the Parent Filing Parties expect to continue to operate the Company’s business as a going concern.

The foregoing discussion of the information and factors considered and given weight by the Parent Filing Parties is not intended to be exhaustive but is believed by the Parent Filing Parties to include all material factors considered by them in connection with the reasonableness and fairness of the Merger to the unaffiliated security holders. The Parent Filing Parties did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to reasonableness and fairness. The Parent Filing Parties believe that the foregoing factors provide a reasonable basis for their belief that the terms of the Merger are fair to the unaffiliated security holders.

Position of the Rollover Shareholder as to the Fairness of the Merger

Under the SEC rules governing “going-private” transactions, the Rollover Shareholder may be deemed to be an affiliate of the Company and is therefore required to express its belief as to the fairness of the Merger to the unaffiliated security holders. Absent the Merger and the Transactions, the Rollover Shareholder does not believe that it is a member of a controlled group or under common control with the Parent Filing Parties. The Merger is a Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement has been filed with the SEC. The Rollover Shareholder is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Rollover Shareholder as to the fairness of the Merger are not intended to be and should not be construed as a recommendation as to how any shareholder of the Company should vote on the Merger Proposal.

The Rollover Shareholder has interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of, among other things, the Rollover Shareholder’s commitment to, prior to the Effective Time, contribute, assign and transfer to Topco the Rollover Shares in exchange for in exchange for Topco issuing shares of Topco to the Rollover Shareholder in accordance with the terms of the Rollover Agreement.

Although Guy Bernstein, the Chief Executive Officer of the Rollover Shareholder, serves as the chairman of the Board, Mr. Bernstein was not a member of the Special Committee. As described in the section of this proxy statement entitled “Special Factors — Background of the Merger,” Mr. Bernstein in his capacity as a member of the Board, met with representatives of potential interested parties, participated in meetings of the Board and strategic discussions in connection with a potential sale process (including the 2023 Process and the 2024 Process). Mr. Bernstein was recused from the special meeting of the Board on August 12, 2025, at which the Board, acting upon the unanimous recommendation of the Special Committee, (a) determined that the Merger and entry into the Transaction Documents are in the Company’s long term commercial benefit and commercial interests, (b) determined that the Per Share Merger Consideration is at least the fair value for each Common Share, (c) authorized and approved the Transaction Documents and the Transactions, and (d) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval. The Rollover Shareholder did not receive advice from the financial and outside legal advisors of the Company as to the fairness of the Merger. The Rollover Shareholder has not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Merger to the unaffiliated security holders. The Rollover Shareholder does not believe that its interests in the Merger influenced the decision or recommendation of the Board with respect to the Merger Agreement and the Merger.

Based on the knowledge and analyses of the Rollover Shareholder of available information regarding the Company, and the factors considered by, and the analysis and resulting conclusions of, the Board and Special Committee as further detailed in the section of this proxy statement entitled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board” (which analyses and resulting conclusions the Rollover Shareholder adopts), the Rollover Shareholder believes that the Merger is substantively and procedurally fair to the unaffiliated security holders based upon substantially the same factors considered by the Board and the Special Committee described under the section of this proxy statement entitled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board.” In addition to the factors described under the foregoing section, the Rollover Shareholder also believes that the Merger is substantively and procedurally fair to the unaffiliated security holders based upon, among other things, the following factors, which are not listed in any relative order of importance:

●	The terms of the Merger were extensively negotiated among the Parent, the Company and the Special Committee (which is comprised solely of independent directors), and their respective advisors.

●	The Per Share Merger Consideration paid in respect of Common Shares (other than Excluded Shares, Dissenting Shares and Rollover Shares) is all cash, thus allowing the shareholders of the Company who receive Per Share Merger Consideration to immediately realize liquidity at a certain and fair value for their Common Shares (other than Excluded Shares, Dissenting Shares and Rollover Shares) without incurring brokerage and other costs typically associated with market sales.

●	The Per Share Merger Consideration also represents an approximately 64% premium to the closing price of the Common Shares of $26.52 per share on August 8, 2025, the last full trading day prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction, and a premium of approximately 51% to the 30-day and 60-day volume-weighted average price as of the same date.

●	The Per Share Merger Consideration also represents an approximately 47% premium to the closing price of the Common Shares of $29.50 per share on August 12, 2025, the last trading day before the public announcement of the Merger Agreement and the transactions contemplated thereby and a premium of approximately 52% to the 60-day volume-weighted average price as of the same date.

●	The Merger Agreement is subject to limited conditions to the Parent’s obligation to consummate the Merger, and is not subject to a financing condition.

●	The Merger Agreement contains strict covenants of the Parent to obtain key regulatory approvals and otherwise cause the conditions to Closing to be satisfied, and provides that in certain circumstances the Parent will pay the Company the Parent Termination Fee, and the Sponsors have provided the Limited Guarantee in respect of the payment of such Parent Termination Fee.

●	The Merger Agreement also allows the Board (acting at the recommendation of the Special Committee) or the Special Committee to engage in discussions or negotiations regarding an Alternative Proposal at any time prior to the Company Shareholders Meeting if the Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law.

●	The Special Committee, after consultation with its financial advisors and legal counsels and due consideration of all relevant factors, unanimously (a) determined that the Per Share Merger Consideration is at least the fair value for each Common Share and the Transaction Documents and Transactions, including the Merger, are in the best interests of the Company and its shareholders, and (b) approved and recommended that the Board authorize and approve entry into the Transaction Documents and the Transactions, including the Merger.

●	The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (with Mr. Bernstein recused) (a) determined that the Merger and entry into the Transaction Documents are in the Company’s long term commercial benefit and commercial interests, (b) determined that the Per Share Merger Consideration is at least the fair value for each Common Share, (c) authorized and approved the Transaction Documents and the Transactions, including the Merger, and (d) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

●	The fact that the Board was informed about the extent to which the interests of the Rollover Shareholder in the Merger differed from those of the unaffiliated security holders.

●	To the knowledge of the Rollover Shareholder, none of its affiliates had any involvement in the Special Committee’s evaluation of the Merger.

●	Registered holders of Common Shares who dissent from the Merger will have the right to seek appraisal and payment of the fair value of their Common Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements for the exercise of dissenters’ rights set forth in Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex C to this proxy statement.

●	The fact that the Board and the Special Committee considered the business, operations, operating results, financial condition, prospects, business strategy and assets of the Company.

●	The affirmative vote of the holders of Common Shares representing at least two-thirds of the voting power of the outstanding Common Shares present and voting in person or by proxy in accordance with the Cayman Islands Companies Act is required to approve the Merger Proposal.

●	The Special Committee received an opinion from Houlihan Lokey to the effect that, as of August 12, 2025, based upon and subject to the various considerations set forth therein, and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

●	The Rollover Shareholder’s belief that the likelihood of completing the Merger, which would result in the payment of the Per Share Merger Consideration to each of the Company’s shareholders, is increased in light of the fact that the Rollover Shareholder has agreed among other matters, to vote all of its Common Shares in favor of the Merger, subject to the terms and conditions contained in the Support Agreement.

The foregoing discussion of the information and factors considered and given weight by Rollover Shareholder is not intended to be exhaustive but is believed by the Rollover Shareholder to include all material factors considered by it in connection with the reasonableness and fairness of the Merger to the unaffiliated security holders. The Rollover Shareholder did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching its conclusion as to reasonableness and fairness. The Rollover Shareholder believes that the foregoing factors provide a reasonable basis for its belief that the terms of the Merger are fair to the unaffiliated security holders.

The Rollover Shareholder believe these factors, including the ones described under the section of this proxy statement entitled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board,” provide a reasonable basis upon which to form its position regarding the fairness of the Merger to the unaffiliated security holders. This position should not, however, be construed as a recommendation to any Company shareholder to approve the Merger Proposal. The Rollover Shareholder makes no recommendation as to how Company shareholders should vote their Common Shares relating to the Merger. Based on the Rollover Shareholder’s knowledge and analysis of available information regarding the Company and the Board, as well as discussions with members of Company management regarding the Company, the Company’s business, operations, operating results, financial condition and the other factors considered by the Board and discussed in the section of this proxy statement entitled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board,” the Rollover Shareholder believes that the Merger is fair to the unaffiliated security holders.

Certain Financial Forecasts

While the Company has from time to time provided limited financial guidance for each fiscal year to investors, the Company does not, as a matter of course, make public projections as to long term future revenues, earnings, performance, financial condition or other results due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of underlying assumptions and estimates. In the ordinary course of business, the Board, together with members of Company management, regularly reviews, considers and assesses the Company’s performance, future growth prospects, evolving industry landscape, customer opportunities, product portfolio and overall strategic direction in light of the current and anticipated business and economic environment and in consideration of the Company’s long-term business strategy to enhance value for Company shareholders.

In connection with the Merger, the Company is including in this proxy statement a summary of certain unaudited prospective financial information of the Company prepared by members of Company management, on a standalone basis without giving effect to the Merger, because certain financial information was reviewed by the Special Committee, the Board and the Parent Parties, as well as the Company’s and the Special Committee’s financial advisors, in connection with consideration and evaluation of a potential transaction. The Company Forecasts (as defined below) included long-term financial projections from calendar year 2025 through 2029 of the Company prepared by members of Company management in connection with the Special Committee’s and the Board’s evaluation of the Transactions, including the Merger (i.e., the Company Forecasts (as defined below)), which the Special Committee, the Board and members of Company management believed reflected the best available estimates and good faith judgments of the Company as to the future financial performance of the Company. After reviewing and discussing the Company Forecasts, the Special Committee authorized Houlihan to utilize the Company Forecasts for purposes of rendering its opinion delivered to the Special Committee, as summarized in the section of this proxy statement entitled “—Opinion of Houlihan Lokey Capital, Inc.” beginning on page 48.

The Company Forecasts were prepared treating the Company on a standalone, business-as-usual basis, without giving effect to the Transactions or otherwise being adjusted for risks, including the Merger, or any impact of the negotiation or execution of the Merger Agreement or the Transaction Documents, the expenses that may be incurred in connection with the Transactions, including the Merger, or the consummation thereof, or any failure to complete the Merger or any of the Transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed or in anticipation of the Transactions, including the Merger, or the effect of any alteration, acceleration, postponement or decision not to take any business or strategic decisions or actions that may or would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions, including the Merger.

The inclusion of the Company Forecasts or of this summary does not constitute an admission or representation by the Company, the Company’s or the Special Committee’s financial advisors or any other person that the information is material, and should not be regarded as an indication that the Special Committee, the Board, the Company’s or the Special Committee’s financial advisors, the Company or its management, or any other recipient of this information, considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and the Company Forecasts should not be relied on as such. This information is not fact and should not be relied upon as indicative of actual future results, and readers of this proxy statement are cautioned not to place undue reliance on the Company Forecasts.

The Company Forecasts and the underlying assumptions upon which the Company Forecasts were based are subjective in many respects and subject to multiple interpretations and frequent revisions attributable to the dynamics of the Company’s industry and based on actual experience and business developments. The Company Forecasts, while presented with numerical specificity, reflect numerous assumptions with respect to the Company’s performance, industry performance, general business, economic, regulatory, market and financial conditions, and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties, and beyond the Company’s control. The Company Forecasts constitute forward-looking statements and are subject to a wide variety of significant risks and uncertainties that could cause the Company Forecasts or the underlying assumptions to be inaccurate and for actual results to differ materially from those contained in or suggested by the Company Forecasts, including those described in this proxy statement entitled “Cautionary Note Regarding Forward-Looking Statements” and the risk factors described in Item 3.D of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024. As a result, there can be no assurance that the Company Forecasts will be realized, or that actual results will not be materially higher or lower than those contained in the Company Forecasts, and the Company Forecasts cannot be considered as guidance or a guarantee of future operating results and should not be relied upon as such. In addition, since the Company Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Company Forecasts were prepared prior to the execution of the Merger Agreement and do not take into account any circumstances or events occurring after the date on which they were prepared, including the Merger and any of the other Transactions, and some or all of the assumptions that have been made in connection with the preparation of the Company Forecasts may have changed since the date the Company Forecasts were prepared. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Company Forecasts will be achieved. In addition, the Company Forecasts have not been updated or revised to reflect information or results after the date the applicable Company Forecasts were prepared. None of the Company, Parent Parties or any of our or their respective affiliates intends to, and each of them disclaims any obligation to, update or otherwise revise the Company Forecasts, or the specific portions presented, to reflect circumstances existing after the date when the Company Forecasts were prepared, or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error, except as required by applicable law. These considerations should be taken into account in reviewing the Company Forecasts, which were prepared as of an earlier date.

For the foregoing reasons, and considering that the Company Special Meeting will be held several months after the Company Forecasts were prepared, as well as the uncertainties inherent in any forecasting assumptions and information, readers of this proxy statement are cautioned not to place unwarranted reliance on the Company Forecasts set forth below. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in the Company’s public filings with the SEC. The Company urges all of the Company shareholders to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 118 for additional information.

The Company Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information or GAAP. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the Company Forecasts, and does not express an opinion or any form of assurance related thereto.

The Company Forecasts contain certain non-GAAP financial measures. Members of Company management regularly use a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While the Company believes that these non-GAAP financial measures may provide meaningful information to help investors understand the operating results and analyze the Company’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP and may not be directly comparable to similarly titled measures used by other companies due to potential differences in the exact method of calculation. The SEC rules that would otherwise require a reconciliation of an adjusted financial measure to a GAAP financial measure do not apply to adjusted financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination such as the Transactions, including the Merger, if the disclosure is included in a document such as this proxy statement. Accordingly, the Company has not provided a reconciliation of the non-GAAP financial measures included in the Company Forecasts to the relevant GAAP financial measures.

The Company has not made and makes no representation to any Company shareholder or to any of the Parent Parties in the Merger Agreement or otherwise concerning the Company Forecasts or the Company’s ultimate performance compared to the information contained in the Company Forecasts or that the projected results will be achieved.

Company Forecasts

Set forth below are prospective Total Revenue, Adjusted Gross Profit, Adjusted EBITDA and Unlevered Free Cash Flows (dollars in millions) for the Company for fiscal years 2025 through 2029, which projections were prepared by members of Company management in July 2025 (the “Company Forecasts”).

The Company Forecasts were prepared by members of Company management in connection with the Special Committee’s and the Board’s evaluation of the Transactions, including the Merger, and were based on (i) the growth plan for the Company for fiscal years 2025 through 2029 and (ii) the assumptions and estimates of Company management as of August 12, 2025, including the following:

●	no change in the Company’s long-term business strategy, including, but not limited to, additional investments, changes to the Company’s business model or implementation of any additional significant cost efficiency measures;

●	total revenue annual growth rates ranging from 9.3% in 2026 (reflecting the full-year impact of the four acquisitions conducted in 2025 on the 2026 estimated financial results) to 5.9% in 2029, reflecting a focus on the Company’s key growth products, stable customer retention rates, continued increases of new customers and cross-selling additional products and migration of the Company’s existing customer base to cloud-based solutions;

●	gross profit margins increasing 0.6%, reflecting Company management’s expectations for margin expansion driven by certain growth products that are currently operating below the Company’s expectations;

●	continuous research and development expenses as a percentage of revenue decrease throughout the forecast period from 14.1% to 13.6%;

●	selling and marketing expenses as a percentage of revenue increasing by 0.4% to support the continued growth of the Company;

●	general and administrative expenses as a percentage of revenue declining by 0.7% as a result of the implementation of operational efficiencies;

●	revenues continue to be recognized in accordance with the Company’s revenue recognition policies; and

●	no acquisitions or divestitures.

The Company Forecasts were reviewed by Company management and the Special Committee at meetings of the Special Committee on July 8, 2025 and on July 22, 2025, and the Special Committee determined that the Company Forecasts reflected what Company management believed were the best then-available estimates and judgements of future financial performance of the Company for fiscal years 2025 through 2029. As summarized under the section above captioned “Special Factors—Background of the Merger” beginning on page 22, the Special Committee approved the Company Forecasts and authorized Company management to provide the Company Forecasts to the Board and the Parent Parties, as well as the Company’s and the Special Committee’s financial advisors, in connection with the consideration and evaluation of a potential transaction.

(US$ in millions)	2025E		2026E	2027E	2028E	2029E
Total Revenue	$589		$643	$680	$720	$763
Adjusted Gross Profit (1)	$267		$293	$311	$330	$350
Adjusted EBITDA (2) (3)	$109		$122	$130	$139	$148
Unlevered Free Cash Flows	$65	(4)	$97	$103	$110	$117

(1)	For purposes of the Company Forecasts, Adjusted Gross Profit, a non-GAAP financial measure, is defined as GAAP gross profit, adjusted for certain non-recurring items and adjusted to eliminate amortization costs.

(2)	For purposes of the Company Forecasts, Adjusted EBITDA, a non-GAAP financial measure, is defined as GAAP operating income, adjusted for certain non-recurring items, adjusted to add expenses of capitalized software development and adjusted to eliminate depreciation and amortization costs, stock-based compensation expense, compensation expenses related to acquisition and acquisition-related costs.

(3)	The capitalization expenses of software development for the forecasted years is as follows: $7.7 million for calendar year 2025, $8.4 million for calendar year 2026, $8.8 million for calendar year 2027, $9.4 million for calendar year 2028, and $9.9 million for calendar year 2029.

(4)	Reflects the full-year calendar year 2025 estimated financial projections, less the actual results for the first half of calendar year 2025.

Opinion of Houlihan Lokey Capital, Inc.

On August 12, 2025, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated August 12, 2025), as to whether the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed whether the Per Share Merger Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed the following agreements and documents:

a.	draft dated August 12, 2025 of the Merger Agreement;

b.	draft dated August 12, 2025 of the Rollover Agreement; and

c.	draft dated August 12, 2025 of the Support Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections prepared by the management of the Company and approved for Houlihan Lokey’s use by the Special Committee relating to the Company for the fiscal years ending 2025 through 2029 as further described in the section entitled “Special Factors—Certain Financial Forecasts” (the “Company Forecasts”);

4.	spoke with certain members of the management of the Company and certain of the Company’s and the Special Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

8.	reviewed a certification from senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company and the Special Committee advised Houlihan Lokey, and Houlihan Lokey assumed, that the Company Forecasts reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management and the Special Committee as to the expected future financial results of operation and financial condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The credit, financial and stock markets have recently been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Merger, and its opinion does not purport to address potential developments in any such markets.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any respect from the drafts of said documents.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, (c) advise the Special Committee, the Board or any other party with respect to alternatives to the Merger or (d) identify, introduce to the Special Committee, the Board or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which Common Shares may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, the Company, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Per Share Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), including, without limitation, the treatment of the Rollover Shareholder in the Merger or the terms, aspects or implications of the Rollover, the Rollover Agreement or the Support Agreement, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Bidco or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Per Share Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Per Share Merger Consideration or of the views of the Special Committee or management with respect to the Merger or the Per Share Merger Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Board, the Company, Parent, Bidco, any security holder or creditor of the Company, Parent, Bidco or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Board.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on August 12, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

●	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

●	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization and stock-based compensation expense, adjusted for certain non-recurring items for a specified time period.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of the Common Shares and the common stock of the selected companies listed below as of August 8, 2025, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial and operating performance of the Company relied upon for the financial analyses described below were based on the Company Forecasts. The estimates of the future financial and operating performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

●	Enterprise value as a multiple of estimated Calendar Year (“CY”) 2025 Adjusted EBITDA; and

●	Enterprise value as a multiple of estimated CY 2026 Adjusted EBITDA.

The selected companies and resulting low, high, median and mean financial data included the following:

Insurance Software:

●	CCC Intelligent Solutions Holdings Inc.

●	FINEOS Corporation Holdings plc

●	Guidewire Software, Inc.

●	Verisk Analytics, Inc.

Financial Services Vertical Software:

●	Alkami Technology, Inc.

●	AppFolio, Inc.

●	Blackbaud, Inc.

●	MeridianLink, Inc.

●	nCino, Inc.

●	Q2 Holdings, Inc.

●	SS&C Technologies Holdings, Inc.

●	Temenos AG

IT Services:

●	Accenture plc

●	Endava plc

●	EPAM Systems, Inc.

●	ExlService Holdings, Inc.

●	Globant S.A.

●	Grid Dynamics Holdings, Inc.

Enterprise Value to Adjusted EBITDA

Insurance Software	CY 2025E	CY 2026E
Median	18.1x	16.1x
Mean	19.7x	17.5x

Enterprise Value to Adjusted EBITDA

Financial Services Vertical Software	CY 2025E	CY 2026E
Median	21.2x	18.3x
Mean	24.0x	18.7x

Enterprise Value to Adjusted EBITDA

IT Services	CY 2025E	CY 2026E
Median	8.4x	7.8x
Mean	9.3x	8.4x

Enterprise Value to Adjusted EBITDA

All Selected Companies	CY 2025E	CY 2026E
Low	5.6x	5.2x
High	47.9x	32.1x
Median	15.5x	13.8x
Mean	18.0x	14.9x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 11.0x to 15.0x estimated CY 2025 Adjusted EBITDA and 10.0x to 14.0x estimated CY 2026 Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per share value reference ranges of $23.86 to $32.06 per Common Share based on the selected range of multiples of estimated CY 2025 Adjusted EBITDA and $24.23 to $33.38 per Common Share based on the selected range of multiples of estimated CY 2026 Adjusted EBITDA, as compared to the proposed Per Share Merger Consideration of $43.50 per Common Share.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

●	Transaction value as a multiple of revenue for the next fiscal year period as of announcement of the transaction, or “NFY.”

The selected transactions included the following:

Date Announced	Target	Acquiror
7/7/2025	WNS (Holdings) Limited	Capgemini SE
1/9/2023	Duck Creek Technologies LLC	Vista Equity Partners Management, LLC
8/15/2022	Nearmap Australia Pty Ltd	Thoma Bravo, L.P.
2/4/2021	CoreLogic, Inc. (nka:Cotality)	Insight Venture Management, LLC; Stone Point Capital LLC; Trident Funds
7/20/2020	Majesco	Thoma Bravo, L.P.
8/8/2019	iPipeline, Inc.	Roper Technologies, Inc.

Transaction Value to NFY Revenue
Low	2.8x
High	8.1x
Median	4.6x
Mean	5.1x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 3.0x to 4.0x estimated CY 2025 revenue to corresponding financial data for the Company. The selected transactions analysis indicated implied per share value reference range of $32.24 to $42.48 per Common Share based on the selected range of multiples of NFY revenue, as compared to the proposed Per Share Merger Consideration of $43.50 per Common Share.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated present value of the projected unlevered, after-tax free cash flows of the Company based on the Company Forecasts. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 4.0% to 5.0% to the Company’s estimated unlevered free cash flow for the terminal fiscal year. The present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 9.5% to 11.5%. The discounted cash flow analysis indicated an implied per share value reference range of $26.39 to $41.21 per Common Share, as compared to the proposed Per Share Merger Consideration of $43.50 per Common Share.

Other Information

Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the following:

Selected Public Price Observations. Houlihan Lokey calculated selected implied premia of the Per Share Merger Consideration relative to the volume weighted average price (“VWAP”) of the Common Shares over several periods ending August 8, 2025, the last full trading day prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction, as well as certain closing prices of the Common Shares as follows:

Trading Period As of 8/8/2025	Selected Metric*	Implied Premium of Merger Consideration Over Selected Metric
1-Day Closing Price	$26.52	64.0%
5-Day VWAP	$26.81	62.2%
10-Day VWAP	$27.32	59.2%
20-Day VWAP	$28.38	53.3%
30-Day VWAP	$28.72	51.5%
3-Month VWAP	$28.71	51.5%
6-Month VWAP	$28.06	55.0%
1-Year VWAP	$28.96	50.2%
52-Week High – 11/7/24 Closing	$39.48	10.2%
52-Week Low – 4/8/25 Closing	$23.92	81.9%
1-Day Prior to Reuters Report that the Company is exploring sale – 4/4/24 Closing	$31.20	39.4%

*	Closing prices per Capital IQ. VWAP based on cumulative trading activity over specified period per Bloomberg as of 8/8/2025. Reference to “Day” is based on trading days and reference to “Month” is based on calendar months.

Other Presentations by Houlihan Lokey

In addition to the materials reviewed with the Special Committee on August 12, 2025 described above, which will be filed with the SEC as an exhibit to the Schedule 13E-3 being filed in connection with the Merger, Houlihan Lokey provided discussion materials to the Special Committee dated August 8, 2025 (the “Preliminary Materials”), which will be attached as an exhibit to such Schedule 13E-3. The Preliminary Materials do not constitute, or form the basis for, an opinion of Houlihan Lokey. A summary of the Preliminary Materials is provided below. The following summary, however, does not purport to be a complete description of the Preliminary Materials. These discussion materials and Houlihan Lokey’s written opinion will be available for any interested shareholder of the Company to inspect and copy at the Company’s executive offices during regular business hours. The preliminary financial analyses and other information in such Preliminary Materials were based on information and data that were available as of the date of the presentation. Houlihan Lokey also continued to update and refine various aspects of its financial analyses in its subsequent materials. Accordingly, the results and other information presented in the Preliminary Materials may differ from the Houlihan Lokey materials dated August 12, 2025. The financial analyses performed by Houlihan Lokey in relation to its opinion dated August 12, 2025 supersede all analyses and information included in the Preliminary Materials.

The Preliminary Materials, included, among other information, (i) an illustrative preliminary selected company analysis, which was substantially similar to the selected companies analysis described above under “Special Factors—Opinion of Houlihan Lokey Capital, Inc.—Financial Analyses—,” with the exception that the analysis reflected stock prices and other publicly available financial information as of August 4, 2025, (ii) an illustrative preliminary selected transactions analysis, which was substantially similar to the selected transactions analysis described above under “Special Factors—Opinion of Houlihan Lokey Capital, Inc.—Financial Analyses—,” (iii) an illustrative preliminary discounted cash flow analysis, which was substantially similar to the discounted cash flow analysis described above under “Special Factors—Opinion of Houlihan Lokey Capital, Inc.—Financial Analyses—,” with the exception of the following: (a) stock prices, betas, risk-free rates and other public information utilized in discount rate calculations were as of August 4, 2025 and (b) the date used to calculate the present value was August 4, 2025, (iv) historical share price data, (v) a summary of broker price targets and broker recommendations for the Company, (vi) an overview of the Company Forecasts, (vii) premia paid in precedent transactions and (viii) implied premia to historical trading prices, which was substantially similar to the selected public price observations described above under “Special Factors—Opinion of Houlihan Lokey Capital, Inc.—Other Information—,” except that the trading periods were as of August 4, 2025.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to provide an opinion to the Special Committee as to the fairness, from a financial point of view, to the Unaffiliated Holders of the Per Share Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement. Houlihan Lokey did not determine or recommend the amount of Per Share Merger Consideration to be paid in connection with the Merger. The Special Committee’s determination to retain Houlihan Lokey was based on a number of factors, including Houlihan Lokey’s independence and experience in advising special committees. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to an aggregate fee of $900,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Bidco or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Based on a review of its information management systems, Houlihan Lokey was unable to identify any material engagements to provide investment banking services to the Company in the two years preceding the date of its opinion.  Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Advent, an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Advent (collectively, with Advent, the “Advent Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having provided a financial opinion to a member of the Advent Group in connection with a transaction and (ii) currently providing investment banking and financial advisory services to a portfolio company of the Advent Group in connection with a potential transaction. Based on a review of its information management systems, Houlihan Lokey and its affiliates during the two years prior to the date of its opinion have received or expect to receive aggregate fees of no more than $350,000 for the services described in the foregoing clause (i). The potential fee from Houlihan Lokey’s current engagement with a portfolio company of the Advent Group in connection with a potential transaction described in clause (ii) of the first sentence of this paragraph cannot be currently quantified, though if such transaction were to be consummated, Houlihan Lokey expects that it would recognize compensation in an amount in excess of the fees payable to Houlihan Lokey for the rendering of its services to the Special Committee. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Bidco, members of the Advent Group, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Advent or their respective affiliates, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Advent Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Bidco, members of the Advent Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Materials Provided to the Company by William Blair & Company, LLC

In connection with the proposed acquisition of the Company by Advent, William Blair acted as financial advisor to the Company, providing a series of presentations and analyses to the Special Committee and the Board. The following is a summary of the principal presentations and analyses delivered by William Blair to the Special Committee and the Board in connection with their evaluation of the proposed Transactions. This summary does not purport to be a complete description of all analyses performed or matters considered by William Blair.

William Blair was engaged by the Company in 2023 to assist in evaluating strategic alternatives, including a potential sale of the Company. The engagement included providing financial analysis, market feedback, process management, and advice regarding negotiations with potential acquirers. William Blair’s role was to provide financial advice and analysis to the Special Committee and the Board, including the delivery of presentations at key decision points regarding the consideration to be received by the Company shareholders in the proposed transaction. William Blair made two presentations to the Special Committee on May 28, 2025 and June 1, 2025 (such presentations collectively referred to as the “Preliminary William Blair Presentations”). Copies of the Preliminary William Blair Presentations are filed as exhibits to the Schedule 13E-3 of which this proxy statement forms a part filed with the SEC in connection with the Transactions and are incorporated herein by reference. William Blair did not determine or recommend the amount of Per Share Merger Consideration to be paid in connection with the Merger.

None of the various Preliminary William Blair Presentations, alone or together, constitute, or form the basis for, an opinion of William Blair. A summary of the Preliminary William Blair Presentations is provided below. The following summary, however, does not purport to be a complete description of the Preliminary William Blair Presentations or of any preliminary financial analyses performed by William Blair.

During the May 28, 2025 meeting, William Blair provided the Special Committee with a detailed history of the Company’s engagement with potential acquirers, including both strategic and financial sponsors, over the past several years. The presentation described the formal sale process launched in 2023, the impact of external events, and the subsequent re-launch of the process in early 2024. William Blair summarized inbound indications of interest, the evolution of proposals from Advent and other parties, and the negotiation process leading to Advent’s final offer.

At both the May 28, 2025 and June 1, 2025 meetings, William Blair presented an analysis of Advent’s proposal, including the offer price, structure, and requested exclusivity period. The analysis included a summary of the implied equity and enterprise values, key terms, and closing conditions. William Blair highlighted the implied premiums to the Company’s recent and historical Common Share prices, noting that the offer represented a significant premium to various pre-announcement trading prices.

On June 1, 2025, William Blair provided a range of valuation analyses to the Special Committee. These included a trading multiples analysis, which compared the Company’s current and implied transaction multiples to those of selected public company peers in relevant sectors. William Blair also reviewed precedent transactions, comparing the Company’s implied transaction multiples to the range of precedent deals. In addition, a premiums paid analysis was presented, showing that the premiums implied by Advent’s offer were at the higher end of the range observed in similar transactions. The June 1, 2025 presentation also included a summary of recent equity research price targets and recommendations, with the offer price representing a premium to the consensus price target.

In both the May 28, 2025 and June 1, 2025 presentations, William Blair reviewed the Company’s historical Common Share price performance, trading volumes, and shareholder base, noting that the offer price represented a substantial premium to both recent trading levels and the average cost basis of major shareholders. The presentations included a detailed breakdown of the top shareholders and insider ownership.

William Blair also outlined Advent’s proposed diligence workplan and the anticipated timeline to signing and closing, including key milestones such as exclusivity, regulatory filings, shareholder meeting, and closing. The presentations summarized Advent’s key diligence topics, including financial, commercial, technology, legal, and human resources matters.

General

William Blair is a leading investment banking firm with significant experience advising companies in the software and technology sectors. The Special Committee selected William Blair based on its industry expertise, familiarity with the Company, and track record in similar transactions. As compensation for its services, William Blair will receive a fee of $18,768,182, payable at the closing of the Transactions. In addition, the Company has agreed to reimburse William Blair for a portion of its reasonable and documented out-of-pocket expenses incurred in connection with the Merger and to indemnify William Blair for certain liabilities that may arise out of its engagement by the Company.

William Blair has performed various investment banking and financial services for Advent and certain of its affiliates, in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.

The analyses summarized above were based on market, economic, and other conditions as they existed at the time of each presentation, as well as information available to William Blair at those times. The analyses were prepared for the use of the Special Committee and the Board in their evaluation of the proposed Transactions and do not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transactions.

Purposes of and Reasons for the Merger

The Participants

Under the SEC rules governing going-private transactions, each Participant is required to express its reasons for the Merger to the unaffiliated security holders.

Each Participant is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Participants, the purpose of the Merger is to enable Parent to acquire 100% control of the Company, in a transaction in which the Common Shares (other than the Excluded Shares, the Dissenting Shares and the Rollover Shares) will be cancelled in exchange for the Per Share Merger Consideration, so Parent will bear the rewards and risks of the sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

The Parent Filing Parties believe that the Merger will drive digital transformation in the insurance technology sector, leveraging the Company’s robust technology and Advent’s operational expertise to help unlock new solutions and enhance customer outcomes. The Parent Filing Parties believe that this transformation would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company will benefit from Advent’s significant resources, operational and insurance technology sector expertise, as well as the capacity for investment to support the Company’s ongoing development, and the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held entity, the Company will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Parent Filing Parties decided to undertake the going-private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the going-private transaction, the Parent Filing Parties did not consider alternative transaction structures because the Parent Filing Parties believed the Merger was the most direct and effective way to enable the Parent Filing Parties to acquire ownership and control of the Company.

The Rollover Shareholder decided to participate in the going-private transaction by rolling over its Rollover Shares because it wishes to retain their investment in the Surviving Company after the closing of the Merger and participate in the future prospects of the Surviving Company through such investment. The Rollover Shareholder did not consider alternative transaction structures other than the going-private transaction which was initiated by the Parent Filing Parties and negotiated between the Company and the Buyer Group. The other Participants did not participate in the negotiations of the Transactions other than entering into the Rollover Agreement.

The Company

The Company’s purpose for engaging in the Merger is to enable its shareholders to receive $43.50 per Common Share, in cash, without interest and net of any applicable withholding taxes, which represents a premium of approximately 64% to the closing trading price of the Common Shares on August 8, 2025, the last full trading day prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction, and a premium of approximately 51% to the volume-weighted average closing price of the Common Shares during the last 30 and 60 trading days prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction. The Company believes its long-term objectives can best be pursued as a private company. The Company has determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Board described in detail under the caption “— Reasons for the Merger and Recommendation of the Special Committee and the Board.”

Certain Effects of the Merger on the Company

Private Ownership

The Common Shares are currently listed on Nasdaq and on TASE under the symbol “SPNS.” It is expected that, following the consummation of the Merger, the Company, as the Surviving Company, will cease to be a publicly traded company and will instead become a private company beneficially owned by Parent.

Following the completion of the Merger, the Common Shares will no longer be listed on any securities exchange or quotation system, including Nasdaq and TASE, and price quotations with respect to sales of the Common Shares in the public market will no longer be available. In addition, the registration of Common Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Common Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Common Shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the Common Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable to public companies. As a result, the Company will no longer incur the costs and expenses of complying with such requirements. After the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Upon completion of the Merger, each Common Share, other than the Excluded Shares, the Dissenting Shares and the Rollover Shares, issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes. At the Effective Time, (a) the Excluded Shares will be cancelled for no consideration or distribution therefor, (b) the Dissenting Shares will be cancelled and cease to exist in exchange for the right to receive the fair value of such Common Shares as determined by the Court in accordance with the provisions of Section 238 of the Cayman Islands Companies Act, and (c) the Rollover Shares held by the Rollover Shareholder shall continue to be validly issued, fully paid and non-assessable common shares, par value €0.01 per share, of the Surviving Company. At the Effective Time, each share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company. As a result, current shareholders of the Company, other than the Rollover Shareholder, will no longer have any equity interest in, or be shareholders of, the Company upon completion of the Merger. As a result, the Company’s shareholders, other than the Rollover Shareholder, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders, other than the Rollover Shareholder, will not be exposed to the risk of loss in relation to their investment in the Company.

In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of Company Options and Company RSUs, as described below.

Immediately prior to the Effective Time, the Company will cause 58% of the unvested portions of Company Options and Company RSUs that are outstanding and unexpired as of the Effective Time, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options and Company RSUs, to become vested, such that such Company Options and Company RSUs shall become Vested Company Options and Vested Company RSUs. The vesting described in clauses (i) and (ii) in the previous sentence shall exclude Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Unvested Company RSU shall be cancelled and converted into the right to receive Cash Replacement Company RSU Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Unvested Company Option shall be cancelled and converted into the right to receive Cash Replacement Company Option Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

For more information, see “Interests of the Company’s Executive Officers and Directors in the Merger” beginning on page 68 for additional information.

Memorandum and Articles of Association of the Surviving Company; Directors and Management of the Surviving Company

If the Merger is completed, the current memorandum and articles of association of the Company (as the Surviving Company) will be replaced in their entirety by the memorandum and articles of association in the form annexed to the Plan of Merger at the time of filing with the Cayman Registrar. In addition, the directors of Merger Sub immediately prior to the completion of the Merger, together with any directors of the Company that Parent nominates to be appointed with effect from the Effective Time (subject to the agreement of such persons to serve as directors of the Surviving Company), will become the initial directors of the Surviving Company and the officers of the Company will become the initial officers of the Surviving Company.

Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the unaffiliated security holders include the following:

●	The receipt by the holders of Common Shares of $43.50 per Common Share in cash, without interest, which represents a premium of approximately 64% over the closing price of $26.52 per Common Share as quoted by Nasdaq on August 8, 2025, and a premium of approximately 51% to the volume-weighted average closing price of the Common Shares during the last 30 and 60 trading days, respectively, prior to the disclosure of the Merger Proposal.

●	The avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the Merger, as well as the uncertainty and risks associated with growing existing and new businesses of the Company, including, among others, as a result of (i) increased competition from other companies, (ii) challenges faced in retaining existing or attracting new business users of the Company and (iii) the fact that risks for new businesses may be greater.

The primary detriments of the Merger to the unaffiliated security holders include the following:

●	Such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in future revenues and free cash flow, growth or value of the Company or payment of dividends on the Common Shares, if any. The receipt of cash in exchange for Common Shares pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors — U.S. Federal Income Tax Consequences,” beginning on page 72, “Special Factors — Israeli Income Tax Consequences,” beginning on page 74, and “Special Factors — Cayman Islands Tax Consequences,” beginning on page 76, for additional information with respect to the considerations relevant to such receipt of cash in exchange for Common Shares.

The primary benefits of the Merger to the Rollover Shareholder include the following:

●	If the Company successfully executes its business strategies, the value of the Rollover Shareholder’s equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent.

●	The Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but may not maximize equity value in the long term.

●	The management of the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation without public market scrutiny or the pressure to meet short-term forecasts.

●	There will be a reduction of the costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the Merger to the Rollover Shareholder include the following:

●	All of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by Parent.

●	The business risks facing the Company, including increased competition and government regulation, will be borne by Parent.

●	An equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

Certain Effects of the Merger on the Participants

Following the consummation of the Merger, Parent and its affiliates will directly own all of the equity interests of the Company and will be the beneficiary of future earnings, growth and value of the Company, including its net book value and net earnings, and will control the voting on corporate matters affecting the Company.

The table below sets forth the estimated beneficial ownership of Common Shares and resulting interests in the Company’s net book value and net earnings of the Participants prior to and immediately after the Merger, based on the Company’s net book value at June 30, 2025 and net earnings for the three months ended June 30, 2025, as if the Merger were completed on such date.

	Beneficial Ownership of Company Prior to the Merger(1)			Beneficial Ownership of Company After the Merger(2)
($ in thousands)	% Ownership	Net Book Value at June 30, 2025(3)	Net Income for the Three Months Ended June 30, 2025(4)	% Ownership	Net Book Value at June 30, 2025(3)	Net Income for the Three Months Ended June 30, 2025(4)
Parent Parties	—%	—	—	100%	$498,310,007	$19,305,466
Topco	—%	—	—	100%	$498,310,007	$19,305,466
Finco	—%	—	—	100%	$498,310,007	$19,305,466
Midco	—%	—	—	100%	$498,310,007	$19,305,466
Formula	43.5%	$216,764,853	$8,397,878	18.635%	$92,860,070	$3,597,574
PCC	—%	$—	$—	81.365%	$405,449,937	$15,707,892
Swan Limited Partnership	—%	$—	$—	81.365%	$405,449,937	$15,707,892
Advent Entities	—%	$—	$—	81.365%	$405,449,937	$15,707,892

(1)	Based on 55,939,744 Common Shares as of August 29, 2025.

(2)	The actual interests of the Participants following completion of the Merger will be based on the Rollover Shareholder’s ownership of the equity interests of Topco as of immediately after the Effective Time.

(3)	Based on total shareholders’ equity of $498,310,007 as of June 30, 2025.

(4)	Based on Non-GAAP net income of $19,305,466 for the three months ended June 30, 2025.

Additionally, following the Merger, the Common Shares will be delisted from Nasdaq and TASE, will be deregistered under the Exchange Act and will cease to be publicly traded. See the section of this proxy statement entitled “Special Factors—Plans for the Company After the Merger.” As such, the Company will be relieved of the requirements applicable to public companies, including the pressure to meet analyst forecasts. The Company will also be relieved of the obligation to separately prepare and furnish information to its shareholders. The Parent Parties will benefit from any public company regulatory compliance cost savings realized by the Company after it becomes a private company.

The primary detriment of the Merger to the Participants is the fact that the Participants will bear all of the risk of any possible decrease in the future earnings, growth or value of the Company following the Merger. Additionally, Parent’s ownership of the equity interests of the Company will be illiquid, with no public trading market for such securities.

Plans for the Company after the Merger

Following the completion of the Merger, Parent will be liquidated, and the Surviving Company will be a wholly owned subsidiary of Bidco, and a beneficially owned subsidiary of Advent and its affiliates, who will own 81.365%, with the Rollover Shareholder retaining an 18.635% ownership stake in the Surviving Company. The Parent Parties anticipate that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Following the completion of the Merger and the anticipated deregistration of the Common Shares, the Company will no longer be subject to the Exchange Act, Israeli Securities Law and the compliance and reporting requirements of Nasdaq and TASE and the related direct and indirect costs and expenses, and, after giving effect to the Transactions and the other transactions contemplated by the Transaction Documents, may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Except as set forth in this proxy statement and transactions already under consideration by the Company, the Parent Parties do not have any current plans, proposals or negotiations that relate to or would result in any of the following:

●	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

●	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

●	any other material changes in the Company, including with respect to the Company’s corporate structure or business.

However, the Parent Parties will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another stock exchange. The Parent Parties expressly reserve the right to make any changes they deem appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.

Alternatives to the Merger

In reaching its decision to approve the Merger Agreement, the Board and the Special Committee carefully considered a broad range of strategic alternatives available to the Company, including remaining as an independent public company and pursuing other potential business combinations or strategic transactions.

As part of the Company’s ongoing consideration and evaluation of its long-term strategic goals and plans, the Board, together with members of Company management, regularly reviews, considers and assesses the Company’s performance, future growth prospects, evolving industry landscape, customer opportunities, product portfolio and overall strategic direction in light of the current and anticipated business and economic environment and in consideration of the Company’s long-term business strategy to enhance value for Company shareholders. This review includes, among other matters, the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives, as compared to the benefits and risks of the Company’s continued operation as a standalone company. The Board has also regularly engaged with Company shareholders to discuss their perspectives on the Company’s strategic and financial direction.

Beginning in May 2023, the Company, with the assistance of its financial advisor William Blair, conducted a comprehensive process to explore a potential sale of the Company. This process included outreach to a significant number of potential financial and strategic buyers, including 21 financial sponsors and seven strategic parties in mid-2023, and a further re-launch in early 2024 with outreach to 15 financial sponsors and two strategic parties. Throughout this process, the Company and its advisors held numerous meetings and diligence sessions with a wide range of interested parties.

Despite this extensive market check, no party submitted a proposal to acquire the entire company, though the Company did receive indications of interest for certain business segments. The Company and its advisors continued outreach and engagement with additional potential buyers throughout 2024 and 2025, including renewed discussions with Advent, and other financial sponsors and strategic parties. However, none of these parties, other than Advent, submitted a proposal to acquire the full company at a valuation deemed suitable by the Board and the Special Committee.

The Board and Special Committee also considered the alternative of remaining an independent public company. In evaluating this option, they took into account the Company’s prospects as a standalone entity, the risks and uncertainties inherent in the business, and the absence of actionable proposals from other potential acquirers. After careful consideration, the Board and the Special Committee concluded that the acquisition by Advent represented the most favorable alternative for the Company’s shareholders.

The Merger Agreement also contains customary provisions permitting the Board, subject to the terms and conditions of the Merger Agreement, to respond to unsolicited proposals that could reasonably be expected to result in a Superior Proposal, and, if appropriate, to terminate the Merger Agreement in order to accept such a proposal, subject to the payment of a termination fee as set forth in the Merger Agreement.

In light of the extensive process undertaken, the lack of Superior Proposals, and the terms of the Merger Agreement, the Board and the Special Committee determined that the acquisition by Advent was in the best interests of the Company and its shareholders.

Effects on the Company if the Merger Is Not Completed

If the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not authorized and approved by the shareholders of the Company or if the Merger is not completed for any other reason, the shareholders of the Company will not receive any payment for their Common Shares pursuant to the Merger Agreement, nor will the holders of any Company Options or Company RSUs receive any payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company, the Common Shares will continue to be listed and traded on Nasdaq and TASE, provided that the Company continues to meet Nasdaq’s and TASE’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Common Shares. Accordingly, if the Merger is not completed, we cannot assure you as to the effect of these risks and opportunities on the future value of the Common Shares, including the risk that the market price of the Common Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Under specified circumstances in which the Merger Agreement is terminated, the Company may be required to pay Parent the Company Termination Fee of $61,581,495 as provided in the Merger Agreement, as described under the caption “The Merger Agreement — Termination Fees” beginning on page 102.

If the Merger is not completed, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company, and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

The Parties Involved in the Merger

The Company

The Company is a Cayman Islands exempted company incorporated with limited liability.

The Company is the issuer of the Common Shares. The Company’s principal executive offices are located at Azrieli Center, 26 Harokmim St., Holon, Israel 5885800. The Company’s telephone number is +972-8-939-0111.

For a description of the Company’s history, development, business and organizational structure, see the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 27, 2025, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 118 for a description of how to obtain a copy of the Company’s annual report.

Parent

Parent is a private limited company incorporated under the laws of Guernsey and is a holding company formed solely for the purpose of the Transactions, including the Merger. The registered office address of Parent is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of Parent is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent. Merger Sub is a holding company formed solely for the purpose of the Transactions, including the Merger. The registered office address of Merger Sub c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of Merger Sub is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Bidco

Bidco is a private limited company incorporated under the laws of Guernsey and is a holding company formed solely for the purpose of the Transactions. The registered office address of Bidco is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of Bidco is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Advent Holding Entities

The Advent Holding Entities include Finco, Midco, Topco, PCC and Swan Limited Partnership.

Each of Finco, Midco and Topco is a private limited company incorporated under the laws of Guernsey and is a holding company formed solely for the purpose of the Transactions. The registered office address of each of Finco, Midco and Topco is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of each of Finco, Midco and Topco is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

PCC is a protected cell company incorporated under the laws of Guernsey and is a holding company with a cell formed solely for the purpose of the Transactions. The registered office address of PCC is 2nd floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey, GY1 2HT. The business address of PCC is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Swan Limited Partnership is a limited partnership organized under the laws of Ontario and is a holding company formed solely for the purpose of the Transactions. The registered office address of Swan Limited Partnership is 66 Wellington Street West, Suite 5300, Toronto, Ontario, Canada, M5K 1E6. The business address of Topco is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199.

Advent Entities

The Advent Entities include Advent and Advent Global Technology II LLC. Advent indirectly controls the Advent Holding Entities and the Parent Parties. The business address and telephone number of the Advent entities is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199, +1-617-951-9400.

Founded in 1984, Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 430 private equity investments across 44 countries, and as of June 30, 2025, had $94 billion in assets under management. With 16 offices in 13 countries, Advent has established a globally integrated team of over 300 private equity investment professionals across North America, Europe, Latin America, and Asia. The firm focuses on investments in five core sectors, including business and financial services; health care; industrial; retail, consumer, and leisure; and technology. For 40 years, Advent has been dedicated to international investing and remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

Sponsors

The Sponsors are Advent International GPE X Limited Partnership, Advent International GPE X-C Limited Partnership, Advent International GPE X-D SCSp, Advent International GPE X-G Limited Partnership, Advent Partners GPE X Limited Partnership, Advent Partners GPE X-B Limited Partnership, Advent Partners GPE X-C (Cayman) Limited Partnership, Advent Partners GPE X-C-1 (Cayman) Limited Partnership, Advent International GPE X-A SCSp, Advent International GPE X-B Limited Partnership, Advent International GPE X-E SCSp, Advent Partners GPE X-A Limited Partnership, Advent Partners GPE X-C SCSp, Advent Partners GPE X-D Limited Partnership, Advent Global Technology II Limited Partnership, Advent Global Technology II-A SCSp, Advent Global Technology II-B Limited Partnership, Advent Global Technology II-C Limited Partnership, Advent Partners AGT II Limited Partnership, Advent Partners AGT II-A Limited Partnership, Advent Partners AGT II-B Limited Partnership and Advent Partners AGT II-C SCSp. The principal business of each of the Sponsors is investment. The business address and telephone number of the Sponsors is c/o Advent International, L.P., 800 Boylston Street, Boston, MA 02199, +1-617-951-9400.

Formula

Formula is a corporation incorporated under the laws of the State of Israel. Formula is a global information technology company that is principally engaged through its directly held investees in providing software consulting services and computer-based business solutions, and in developing proprietary software products. The principal executive offices of Formula are located at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel and the telephone number of Formula is +972-3-5389210. Formula’s ordinary shares are traded on TASE and its American Depository Shares are traded on Nasdaq under the symbol “FORTY”. For a description of Formula’s history, development, business and organizational structure, see Formula’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on May 15, 2025, which is not part of this proxy and not incorporated by reference herein.

Financing of the Merger

The Company and the Parent Parties estimate that the total amount of funds necessary to complete the Transactions is anticipated to be approximately $2.232 billion as of the date of this proxy statement, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Parent Parties did not consider the value of the Excluded Shares, the Dissenting Shares and the Rollover Shares. The total amount of funds required by Parent to consummate the Merger will be obtained by Parent through the Debt Financing (as defined below), the Equity Financing (as defined below) and, to the extent available, Company cash.

The Parent has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the proceeds of the Financing on a timely basis, but in any event no later than the closing of the Merger, on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter, or on such other terms and conditions that are acceptable to the Parent. See “Merger Agreement – Financing.”

The Parent has represented that assuming the Financing is funded on the closing date in accordance with the Equity Commitment Letter and the Debt Commitment Letter and the satisfaction of all of the conditions to the obligation of the Parent Parties to consummate the Transactions at the closing of the Merger, the aggregate proceeds from the Financing (as defined below), together with all freely available cash of the Company and its subsidiaries, will be sufficient to pay (i) the aggregate Per Share Merger Consideration and (ii) any other amounts required to be paid by the Parent Parties at the closing of the Merger upon the terms and conditions contemplated by the Merger Agreement and all related fees and expenses of the Parent Parties under the Merger Agreement at the closing of the Merger. Obtaining the Financing or any alternative financing is not a condition to the consummation of the Merger. Parent does not have any alternative financing arrangement or plans. If the Parent is unable to consummate the Financing, the Company expects that Parent will be unable to fund the aggregate Per Share Merger Consideration required to consummate the Merger. In the event the Merger cannot be completed due to the inability of Parent to fund the aggregate Per Share Merger Consideration required to consummate the Merger, provided that all other conditions to the closing of the Merger in favor of Parent are and continue to be satisfied or waived and that the Company is otherwise prepared to consummate the Merger, the Company may terminate the Merger Agreement, and Parent will be obligated to pay the applicable Parent Termination Fee of $172,428,187 and the shareholders of the Company will not receive the Per Share Merger Consideration. See “Merger Agreement – Termination Fees.”

Debt Financing

Concurrently with the execution of the Merger Agreement, Bidco entered into a debt commitment letter (together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, amended and restated or otherwise replaced from time to time after the date of the Merger Agreement in compliance with the Merger Agreement, the “Debt Commitment Letter,”), pursuant to which BSCH III DAC, Goldman Sachs BDC, Inc., Goldman Sachs Private Credit Corp., WSLP V European Levered Investments (B), S.A R.L., WSLP V European Unlevered Investments, S.A R.L., WSLP V European Unlevered Investments II, S.A R.L., WSLP V Global Levered Investments (B), S.A R.L. WSLP V Global Unlevered Investments, S.A R.L., WSLP V European Levered Revolver Investments (B), S.A R.L., WSLP V Global Levered Revolver Investments, S.A R.L., WSLP V Global Unlevered Revolver Investments, S.A R.L., West Street GCPD Partners, S.A R.L., West Street PKA Partners II, S.A R.L., Broad Street Teno Partners, S.A R.L., Blackstone Alternative Credit Advisors LP, Havibee Investment PTE. LTD., PSP Investments Credit Europe L.P., HPS Investment Partners, LLC (collectively, the “Debt Financing Sources”) have committed to provide to Bidco, subject to the terms and conditions therein, senior secured credit facilities in an initial aggregate principal amount of $1,145 million (the “Debt Financing”), consisting of (i) a senior secured term loan in an aggregate principal amount of up to $865 million (“Facility B”); (ii) a senior secured term loan in an aggregate principal amount of up to $150 million (the “CAR Facility”); and (iii) a senior secured term loan facility in an aggregate principal amount of $130 million (the “ssRCF Bridge Facility,” and together with Facility B and the CAR Facility, the “Credit Facilities”). Bidco does not currently have any plans or arrangements to finance or repay the Credit Facilities.

The Credit Facilities (including, to the extent funded, the CAR Facility and ssRCF Bridge Facility) are expected to mature on the seven-year anniversary of the Effective Date. The proceeds of Facility B shall be used to finance the Transaction, including any related fees, premiums, expenses and other transaction costs incurred in connection with the Transaction (and the transactions relating thereto), and to provide cash to the Company’s balance sheet. The CAR Facility is not expected to be funded on the Effective Date and will be available until the three-year anniversary of the Effective Date for the purpose of funding future capital expenditure, acquisition and/or reorganization requirements and for any other purposes not prohibited by the definitive documentation evidencing the Credit Facilities. The ssRCF Bridge Facility is expected to be replaced prior to the Effective Date by a revolving credit facility on customary terms. All advances under the ssRCF Bridge Facility may be used by Bidco to finance working capital needs and other general corporate purposes and for any other purposes not prohibited by the definitive documentation evidencing the Credit Facilities. The Credit Facilities will bear interest at the applicable base rate (being EURIBOR or Term SOFR) plus an applicable margin, subject to adjustment based on senior secured net leverage.

The obligation of the Debt Financing Sources to provide the Credit Facilities is subject to customary “certain funds” limited conditionality, specific to each of the Credit Facilities, which are set forth in the Debt Commitment Letter, including the following: satisfaction or waiver of applicable conditions under the Merger Agreement; a minimum equity contribution by the equity investors, the accuracy of certain “major” representations and warranties made by Bidco under the Credit Facilities in material respects and the absence of certain “major” defaults under the Credit Facilities. Subject to these conditions, the Debt Financing Sources have also agreed to make Facility B and the ssRCF Bridge Facility available to the extent required to consummate the Transaction on the Effective Date in circumstances where the definitive documentation evidencing the Credit Facilities has not been entered into at such time.

The commitments and obligation of the Debt Financing Sources to provide the Debt Financing will terminate on the earlier of (i) the date falling five business days after (and excluding) the Effective Date, (ii) the date on which the Merger Agreement has been validly and conclusively terminated in accordance with its terms, (iii) the date which is the earlier of: (A) the date falling 40 business days after (and excluding) the “End Date” (as such term is defined in, and may be extended pursuant to, the Merger Agreement); and (B) August 13, 2026. The obligations of Bidco under the Credit Facilities will be secured on certain assets of Bidco and its subsidiaries, subject to agreed upon exceptions. The agreement governing the Credit Facilities is expected to contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on granting certain security interests, incurring indebtedness, making asset dispositions, investments, distributions or repaying certain indebtedness. Financial reporting covenants will also be included as well as customary events of default.

Equity Financing

Concurrently with the execution and delivery of the Merger Agreement, Parent delivered an equity commitment letter (together with all exhibits, schedules, and annexes attached thereto, and as amended, modified, or replaced from time to time after the date of the Merger Agreement in compliance with the Merger Agreement, the “Equity Commitment Letter”), pursuant to which the Sponsors have committed, subject to the terms and conditions therein, to make available up to $1,320 million to the Parent through a direct or indirect equity investment in Parent at the closing of the Merger for the purpose of financing the transactions contemplated by the Merger Agreement and the Plan of Merger (the “Equity Financing”).

Under the Equity Commitment Letter, each Sponsor has severally (and not jointly and severally) committed to purchase at or immediately prior to the closing of the Merger, directly or indirectly and through one or more intermediate vehicles or persons, on the terms and subject only to the conditions set forth in the Equity Commitment Letter, equity securities of Parent for cash. The proceeds of the Equity Financing will be used solely (a) to fund the aggregate Per Share Merger Consideration and other amounts contemplated under the Merger Agreement and (b) pay fees and expenses required to be paid by the Parent or any of its subsidiaries at the closing of the Merger in connection with the transactions contemplated by the Merger Agreement.

The obligations of the Sponsors to fund their respective commitment pursuant to the Equity Commitment Letter are subject to customary closing conditions, including (a) the satisfaction or waiver of each of the conditions to the Parent’s obligations to effect the closing of the Merger set forth in the Merger Agreement, in each case, other than any conditions that by their nature are to be satisfied at the Effective Time, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions at the Effective Time; (b) the substantially contemporaneous funding of the Debt Financing in accordance with the terms of the Debt Commitment Letter; and (c) the substantially concurrent consummation of the closing of the Merger in accordance with the terms of the Merger Agreement. If the conditions described in prongs (a), (b) and (c) above are satisfied, the Company will have the right to seek specific performance of Parent’s right to enforce each Sponsor’s obligation to fund its respective commitment under the Equity Commitment Letter, subject to the substantially contemporaneous consummation of the closing of the Merger in accordance with the terms of the Merger Agreement if such rights are so enforced, and, for greater certainty, without any requirement that such enforcement be with the consent or at the direction of the Parent.

The obligations of the Sponsors to fund their respective commitment pursuant to the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the closing of the Merger and the payment of all amounts required to be paid by the Parent at the closing of the Merger pursuant to the Merger Agreement, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) payment by the Parent, the Sponsors or any of their affiliates of the Parent Termination Fee in full pursuant to the Merger Agreement and (d) the Company or any of its affiliates or their respective representatives acting in the name and for and on their behalf of any of the foregoing asserting a claim under or in connection with the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee or any of the transactions contemplated thereby against Parent, any Sponsor or their respective related persons, successors and assigns, other than certain limited permitted claims, subject to the Sponsors’ obligation to notify the Company of any such claim and a five business day cure period for the Company to cause any such claim to be withdrawn.

Rollover Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholder entered into the Rollover Agreement with Topco, Parent, Bidco and Merger Sub. Pursuant to the Rollover Agreement, among other things, (i) the Rollover Shareholder will, immediately following the Effective Time, receive shares in Topco as consideration for the 6,896,552 Rollover Shares, and (ii) Topco will issue to the Rollover Shareholder shares of Topco in exchange for the Rollover Shares, in each case, as further specified in, and delivered in accordance with, the Rollover Agreement.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholder entered into the Support Agreement with Parent with respect to the Covered Shares. Pursuant to the Support Agreement, the Rollover Shareholder has agreed to, among other things, vote all of the Covered Shares (i) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (ii) in favor of any other matters required to consummate the Transactions, including the Merger, (iii) against any Alternative Proposal or any other transaction, proposal, agreement or action made in opposition to the Merger or in competition or inconsistent with the Transactions, including the Merger, and (iv) against any other action, agreement or transaction that is intended to facilitate an Alternative Proposal or is intended to or could reasonably be expected to prevent, impede, or interfere with, delay or adversely affect the Transactions, including the Merger, or the performance by the Rollover Shareholder of its obligations under the Support Agreement. As of the Record Date, the Covered Shares represent approximately 43.4% of the total issued and outstanding Common Shares (excluding for the purpose of this calculation, the Common Shares they may acquire through the exercise of Company Equity Awards within 60 days of the date hereof).

Limited Guarantee

Concurrently with the execution and delivery of the Merger Agreement, each of the Sponsors, as the guarantor, executed and delivered the Limited Guarantee in favor of the Company. Under the Limited Guarantee, the Sponsors have guaranteed in favor of the Company, subject to the maximum aggregate amount of $172,428,187 (the “Maximum Amount”), and certain limitations provided therein, (i) the payment of the Parent Termination Fee as defined in the Merger Agreement, and (ii) the reimbursement obligations of Parent of reasonable costs and expenses actually incurred or accrued in connection with the collection of the Parent Termination Fee and the Financing pursuant the Merger Agreement (collectively, the “Guaranteed Obligations”). The Limited Guarantee will terminate on the earliest to occur of (a) the closing of the Merger, (b) the valid termination of the Merger Agreement in accordance with its terms by mutual written consent of the parties thereto or in circumstances where the Parent Termination Fee or enforcement expenses are not otherwise payable, (c) the date that is 60 days following the termination of the Merger Agreement in accordance with its terms in circumstances where the Parent Termination Fee or Enforcement Expenses are payable, and (d) the full performance of the Guaranteed Obligations.

The Limited Guarantee will also terminate in the event that the guaranteed party or any of its controlled affiliates assert in any litigation or other proceeding that any provisions of the Limited Guarantee limiting the Sponsor’s liability to the Maximum Amount are illegal, invalid or unenforceable in whole or in part or that the Sponsor is liable in excess of or to a greater extent than the Maximum Amount, or assert any theory of liability against certain non-recourse parties other than certain retained claims as provided under such Limited Guarantee.

Remedies

The parties to the Merger Agreement may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity. However, the parties have agreed that in no event shall a party receive both a grant of specific performance that results in the Closing occurring and monetary damages (including any termination fee).

Other than rights of specific performance that the Company may be entitled to, in the event that the Company has the right to terminate the Merger Agreement and receive a termination fee and certain costs, expenses and interest pursuant to the Merger Agreement, the Company’s right to receive the termination fee will be the sole and exclusive remedy of the Company and its subsidiaries for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by Parent and Merger Sub.

Other than rights of specific performance that Parent may be entitled to, Parent’s right to terminate the Merger Agreement and receive a termination fee and certain costs, expenses and interest pursuant to the Merger Agreement will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by the Company.

The maximum aggregate liabilities of Parent and Merger Sub for monetary damages in connection with the Merger Agreement are limited to (a) the maximum Parent Termination Fee in the amount of $172,428,187 and (b) reimbursement of certain expenses and interest in the event that Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be. It is also agreed that none of the Parent Parties or Parent Related Parties (as defined in the Merger Agreement) will have any liability for monetary damages (including for fraud or willful breach) in the aggregate exceeding the Parent Termination Fee, Enforcement Expenses, and Reimbursement Obligations (each as defined in the Merger Agreement).

Interests of the Company’s Executive Officers and Directors in the Merger

When considering the recommendation of the Board with respect to the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. The Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement and the Merger and in recommending that the Merger Proposal be approved by our shareholders. See the sections of this proxy statement entitled “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the Board and Reasons for the Merger.” You should take these interests into account in deciding whether to vote “FOR” the Merger Proposal, “FOR” the Authorization Proposal, “FOR” the Director Proposal and “FOR” the Adjournment Proposal.

These interests are described in more detail below. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events occur.

Treatment of Company Equity Awards

Immediately prior to the Effective Time, the Company will provide for the treatment of Company Options and Company RSUs, as described below.

Immediately prior to the Effective Time, the Company will cause 58% of the unvested portions of Company Options and Company RSUs that are outstanding and unexpired as of the Effective Time, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options and Company RSUs, to become vested, such that such Company Options and Company RSUs shall become Vested Company Options and Vested Company RSUs (the “Vesting Acceleration”). The Vesting Acceleration shall not apply to any Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Unvested Company RSU shall be cancelled and converted into the right to receive Cash Replacement Company RSU Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Unvested Company Option shall be cancelled and converted into the right to receive Cash Replacement Company Option Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

The table below sets forth the numbers of outstanding Common Shares, Company Options and Company RSUs (in each of the foregoing cases, excluding Excluded Shares and the Rollover Shares) beneficially held as of August 29, 2025 (after giving effect to the Vesting Acceleration) by the directors and executive officers of the Company and the amounts of cash that such directors and executive officers will receive pursuant to the Merger Agreement (without interest and net of any applicable withholding taxes).

	Common Shares (Excluding Excluded Shares)		Vested Company Options (Excluding Excluded Shares)			Vested Company RSUs (Excluding Excluded Shares)		Total Cash Payment at
Name	Shares beneficially owned	Cash Payment (US$)	Underlying Shares	Exercise Price (US$)	Cash Payment (US$)	Underlying Shares	Cash Payment (US$)	Effective Time (US$)
Roni Al Dor	415,849	18,089,432	460,000	27.37	7,419,800	—	—	25,509,232
Roni Giladi.	75,784	3,296,604	160,000	20.11	3,742,400	—	—	7,039,004
Guy Bernstein	—	—	—	—	—	—	—	—
Eyal Ben Chlouche	—	—	—	—	—	—	—	—
Yacov Elinav	—	—	—	—	—	—	—	—
Uzi Netanel	—	—	—	—	—	—	—	—
Naamit Salomon	—	—	—	—	—	—	—	—
Total	491,633	21,386,036	620,000	25.50	11,162,200	—	—	32,548,236

Director and Executive Officer Compensation Arrangements

We have employment agreements with our executive officers. We also enter into confidentiality agreements with our personnel and have entered into non-competition and confidentiality agreements with our officers in the ordinary course of business. We do not maintain key person life insurance on any of our executive officers.

Transaction-Related Bonus payments

The Merger Agreement provides that the Company will establish a cash-based transaction bonus program to incentivize efforts to complete the Merger (the “Bonus Program”). Awards under the Bonus Program will be allocated to employees of the Company identified by and in amounts and on terms determined by the Company in consultation with Parent prior to the Effective Time. Our employees, other than Messrs. Al-Dor and Giladi, may be eligible to receive payments under the Bonus Program in an aggregate amount of $3,000,000 and not to exceed $250,000 for each individual participant.

Messrs. Al-Dor and Giladi are parties to certain arrangements approved by the Board in 2015 that entitle each to receive transaction bonuses of approximately $7.4 million and $2.5 million, respectively, due to the Transactions, with final amounts to be determined at Closing based on the final proceeds paid in the Transactions.

Post-Closing Compensation

As of the date of this proxy statement, none of the Company’s executive officers has entered into any agreement or understanding with respect to any new long-term incentive arrangements for the Surviving Company to be implemented following the closing of the Merger. If Parent or its affiliates and the Company’s executive officers do not enter into new agreements regarding employment and/or compensation arrangements with Parent or its affiliates, then the Company’s executive officers will remain subject to their existing arrangements with the Company.

Related Party Transactions

The Company has adopted an audit committee charter that requires the audit committee to review on an ongoing basis and approve all related party transactions in accordance with the Company’s internal policies and applicable legislation. For a description of related party transactions for the years ended December 31, 2024, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, which is incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 118 for a description of how to obtain a copy of the Company’s annual report on Form 20-F.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Parent Parties in connection with the Merger are estimated at the date of this proxy statement to be as follows:

Description	Amount ($)
Financial advisory fees and expenses	$19,218,182
Fairness opinion fees and expenses	$1,157,500
Legal fees and expenses	$5,000,000
SEC Filing fees	$198,175
Printer, proxy solicitation and mailing	$52,000
Other expenses	$1,100,000
Total (1)	$26,725,857

(1)	Estimated fees and expenses do not include any potential VAT expenses.

These fees and expenses will not reduce the aggregate Per Share Merger Consideration to be received by the Company’s shareholders. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Plan of Merger and the Merger, will be paid by the party incurring such costs and expenses.

Voting by the Rollover Shareholder at the Extraordinary General Meeting

The Rollover Shareholder

Pursuant to the Support Agreement, the Rollover Shareholder has agreed, until the earliest to occur of (i) the Effective Time or (ii) the valid termination of the Merger Agreement to cooperate, and to cause its affiliates to cooperate, with Bidco, Parent and their respective affiliates to implement the Transactions, as well as not to:

(i)	make an Alternative Proposal, or solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal;

(ii)	furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to any Inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal;

(iii)	enter into, engage in, continue or maintain discussions or negotiations with any Person (other than Bidco, Parent, Merger Sub and their respective affiliates) with respect to an Inquiry or an Alternative Proposal;

(iv)	approve, agree to, accept, endorse or recommend any Alternative Proposal;

(v)	finance or offer to finance any Alternative Proposal, including by offering any equity or debt financing, or contribution of Covered Securities or provision of a voting agreement, in support of any Alternative Proposal;

(vi)	enter into or publicly propose to enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for any Alternative Proposal;

(vii)	enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of the Support Agreement, the Merger Agreement or the Transactions;

(viii)	take any action that would reasonably be expected to have the effect of preventing, disabling or delaying the Rollover Shareholder from performing its obligations under the Support Agreement, the Merger Agreement, the Rollover Agreement or any other agreement or document contemplated thereby to which the Rollover Shareholder is or will be a party; or

(ix)	solicit, initiate, knowingly encourage, knowingly facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other Person regarding the matters described in paragraphs (i) through (viii) above.

The obligations of the Rollover Shareholder under the Support Agreement will terminate immediately upon the earliest to occur of (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms; (iii) the date of entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that, without the prior written consent of the Rollover Shareholder in its capacity as such, reduces the amount or changes the form of the Per Share Merger Consideration payable to the Rollover Shareholder pursuant to the Merger Agreement; or (iv) the date upon which Parent and the Rollover Shareholder mutually agree in writing to terminate the Support Agreement.

As of the Record Date, the Rollover Shareholder beneficially owns in the aggregate 24,314,766 Common Shares, which represent approximately 43.4% of the total issued and outstanding Common Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the Merger Agreement, the Plan of Merger, or any of the Transactions, including the Merger.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations”, initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Regulatory Matters

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under U.S. federal securities laws and applicable listing rules of Nasdaq and TASE, (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette, and (c) the approvals or expiration of waiting periods under applicable antitrust and foreign investment laws in the United States, European Union and certain other jurisdictions. Under the HSR Act and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated.

Dissenters’ Rights

Registered holders of Common Shares who dissent from the Merger will have the right to seek appraisal and payment of the fair value of their Common Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements for the exercise of dissenters’ rights set forth in Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex C to this proxy statement. The fair value of your Common Shares as determined under that statute could be more than, the same as, or less than the Per Share Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Common Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

U.S. Federal Income Tax Consequences

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the receipt of Per Share Merger Consideration in exchange for Common Shares pursuant to the Merger. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds Common Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on existing U.S. federal income tax law, including the Code, final, temporary and proposed U.S. Treasury Regulations, and administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) regarding any of the tax consequences discussed herein. There can be no assurance that the IRS or a court will agree with any of the consequences discussed below. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non U.S. tax considerations. The following summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, or if you are one of certain types of shareholders subject to special tax rules, for example if you are:

●	a bank or financial institution;

●	an insurance company;

●	a regulated investment company;

●	a real estate investment trust;

●	an individual retirement account or another tax-deferred account;

●	a dealer in securities, or trader in securities that elects to use a mark to market method of tax accounting;

●	one of certain former U.S. citizens or long term residents;

●	a tax exempt entity;

●	a person who acquired the Common Shares pursuant to any employee share option or otherwise as compensation;

●	a person that holds the Common Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	a person that has a functional currency other than the U.S. dollar;

●	a person that owns directly, indirectly or constructively Common Shares representing 5% or more of our shares (by vote or value);

●	a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, or a person holding the Common Shares through such an entity; or

●	a person holding the Common Shares in connection with a trade or business conducted outside the United States.

Moreover, this discussion does not address any U.S. federal income tax consequences applicable to dissenting shareholders or the Rollover Shareholder. These shareholders should consult their tax advisors regarding the U.S. federal income tax consequences of the Merger to them.

You are urged to consult your tax advisor regarding the application of U.S. federal taxation to your particular circumstances, and any state, local, non-U.S. and other tax considerations of the disposition of the Common Shares for cash pursuant to the Merger.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Common Shares that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States, any state thereof or the District of Columbia;

●	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more United States persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (within the meaning of the Code); or

●	an estate the income of which is subject to U.S. federal income tax regardless of its source.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is an owner of the Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership owning the Common Shares or a partner therein, you are urged to consult your tax advisor regarding the specific tax consequences of the Merger to you and your partners.

Consequences of the Merger to U.S. Holders

The receipt of Per Share Merger Consideration in exchange for Common Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received (determined before deduction of any applicable withholding taxes) and your adjusted tax basis in the Common Shares surrendered. Subject to the rules discussed below under “— Passive Foreign Investment Company Considerations,” the gain or loss will be long term capital gain or loss if the Common Shares have been owned for more than one year. Long term capital gains recognized by certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If you acquired different blocks of the Common Shares at different times or different prices, you must determine your adjusted tax basis and holding period separately with respect to each block of such Common Shares.

Passive Foreign Investment Company Considerations

The foregoing discussion regarding gain recognized by you as a result of the Merger assumes that we are not currently, and have not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during your holding period for the Common Shares exchanged in the Merger.

A non-U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25% interest (by value of the stock) is taken into account. Under the PFIC rules, if a non-U.S. corporation were considered a PFIC at any time during which a holder held shares in such non-U.S. corporation, then the non-U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non-U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2024 and we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Common Shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2024 or will not be classified as a PFIC for the current taxable year.

If we were a PFIC in the current taxable year or in any prior taxable year in which you have held Common Shares, then you generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Common Shares, including an exchange of such Common Shares pursuant to the Merger, unless you have in effect certain elections, such as the “mark–to–market election.”

The U.S. federal income tax rules relating to PFICs are complex. You should consult your own tax advisors concerning whether we are or have been a PFIC for any taxable year during which you have owned Common Shares, the availability of any applicable elections to you and the tax consequences of the Merger to you in light of any applicable PFIC rules. Further information regarding the application of the PFIC rules can be found in our Annual Report on Form 20-F for the year ended December 31, 2024 under the heading “E. Taxation — U.S. Federal Income Tax Considerations — Tax Consequences if We Are a Passive Foreign Investment Company.”

You should consult your tax advisor regarding the application of the PFIC rules to the disposition of the Common Shares pursuant to the Merger and any resulting U.S. federal income tax consequences and reporting requirements.

Information Reporting and Backup Withholding

Payments of Per Share Merger Consideration to you may be subject to information reporting to the IRS and possible U.S. federal backup withholding, unless you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from information reporting and backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Common Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Common Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance New Version, 1961 and the rules and regulations promulgated thereunder (the “Tax Ordinance”), the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Common Shares in the Merger is generally 25% for individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our Company, the applicable tax rate will be 30%. “Means of control” include (i) voting power in the Company, (ii) the right to receive the Company’s profits or its assets upon liquidation, (iii) the right to appoint a manager/director, or (iv) the right to instruct any other person to do any of the foregoing. An additional tax at a rate of 3% on the capital gain may be imposed upon individual shareholders (whether Israeli residents or non-Israeli residents) whose annual income from all sources exceeds a certain amount (NIS 721,560 for 2025), and an additional tax at a rate of 2% will apply to the extent the individual’s annual capital income earned as of January 1, 2025 (including capital gains, dividends and interest) exceeds a certain amount (NIS 721,560 for 2025). However, dealers in securities may be subject to marginal tax rates. Companies are subject to the corporate tax rate (23% for the 2025 tax year) on capital gains derived from the disposition of Common Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of Common Shares, provided that such gains are not attributable to a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering and (solely with respect to the disposition of shares traded on the Nasdaq) that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of more than 25% in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Other non-Israeli residents (individuals or corporations) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the ITA allowing for an exemption or a reduced tax rate). For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares by a person who qualifies as a U.S. resident within the meaning of the U.S.-Israel Tax Treaty, who holds the shares as capital assets and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty (the “U.S. Treaty Resident”). However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, securities representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition can be attributed to a permanent establishment of such U.S. Treaty Resident that is maintained in Israel, under certain terms, (c) the capital gain arising from such disposition is attributed to real estate located in Israel, (d) the capital gain arising from such disposition is attributed to royalties or (e) the U.S. Treaty resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In order to obtain an applicable withholding tax exemption for capital gains tax, certain documentation and/or declarations shall need to be provided to the ITA.

Israeli Tax Withholding

Whether or not a particular Company shareholder is actually subject to Israeli capital gains tax in connection with the Merger, all Company shareholders will be subject to Israeli withholding tax at the rate of 25% and corporate tax for corporations (currently 23%) on the merger consideration, unless the Withholding Tax Ruling provides otherwise and in accordance with the provisions of such Withholding Tax Ruling, or unless a shareholder obtains an individual certificate of exemption or a reduced tax rate from the ITA, as described below. The Israeli tax withholding consequences of the merger to the Company’s shareholders may vary depending upon the particular circumstances of each shareholder and the tax rulings issued by the ITA.

We have agreed, as soon as practicable and within ten days after the execution of the Merger Agreement, to instruct our Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling providing for an exemption from withholding of Israeli tax at the source from the merger consideration, or clearly instructing on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Common Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied, and with respect to non-Israeli residents, how to identify such non-Israeli residents (the “Withholding Tax Ruling”).

If a nationally recognized financial institution acting as paying agent (the “Paying Agent”) receives from a Company shareholder a certificate of exemption from withholding or an individual tax ruling providing for no withholding, or withholding at a reduced tax rate, issued by the ITA, or any other document required in the Withholding Tax Ruling, no later than three business days prior to the date that is 365 days following the date of the closing of the Merger (and prior to delivering the merger consideration), then the withholding (if any) of any amounts from the merger consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling and the Withholding Tax Ruling.

Please note that the above does not apply with respect to Company shares subject to tax pursuant to Section 102 of the Tax Ordinance (“102 Shares”).

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Common Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our Company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have agreed, as soon as practicable after the execution of the Merger Agreement, to instruct our Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for an interim tax ruling confirming, among other things, that the Parent Parties, the Company, the Paying Agent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made in respect to the Company’s options and RSUs issued under Section 102 and Section 3(i) of the Tax Ordinance and 102 Shares. We have agreed, as soon as practicable after obtaining such interim tax ruling, to prepare and file with the ITA an application for a ruling providing, among other things, that: (i) the payments made in respect to the Company’s options and RSUs issued under Section 102 of the Tax Ordinance and 102 Shares shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the minimum holding period required by Section 102 of the Tax Ordinance, (ii) the Parent Parties and anyone acting on their behalf (including the Paying Agent) shall be exempted from withholding tax in relation to any payments made to the Paying Agent, or the 102 Trustee in relation to the Company’s options and RSUs that are subject to Section 102 or 3(i) of the Tax Ordinance, and 102 Shares and (iii) any future or contingent payment in relation to the Company’s options and RSUs that are subject to Section 102 or 3(i) of the Tax Ordinance, and 102 Shares shall be subject to Tax only upon payment to the holder of such options, RSUs or 102 Shares.

Rollover Tax Ruling

In connection with the Rollover Agreement, the Rollover Shareholder and Advent have applied to the ITA for a customary ruling under Section 104B of the Tax Ordinance with respect to the tax treatment of the Rollover Shares.

Cayman Islands Tax Consequences

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of the Company’s securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities under the terms of the Merger Agreement be subject to Cayman Islands income or corporation tax.

There are no other taxes levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to the Company.

Delisting and Deregistration of the Common Shares

The Common Shares are registered as a class of equity securities under the Exchange Act and are quoted on Nasdaq and TASE under the symbol “SPNS.” As promptly as practicable following the Effective Time in compliance with applicable law, the Common Shares will be delisted from Nasdaq and TASE and deregistered under the Exchange Act, and the Common Shares will no longer be publicly traded. As a result, following such actions, we will no longer be required to file reports with the SEC on account of the Common Shares.

MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS

Market Price of the Common Shares

The following table provides the high and low sales prices for the Common Shares on Nasdaq under the symbol “SPNS” for the periods indicated:

	Trading Price
	High	Low
2023
First Quarter	23.76	18.35
Second Quarter	27.52	19.91
Third Quarter	30.81	25.80
Fourth Quarter	29.63	24.39
2024
First Quarter	32.33	26.34
Second Quarter	35.33	29.51
Third Quarter	41.22	31.12
Fourth Quarter	39.99	26.62
2025
First Quarter	28.93	25.01
Second Quarter	30.42	23.69
Third Quarter	43.18	26.14
Fourth Quarter (through October 15, 2025)	43.10	42.96

On August 8, 2025, the last full trading day prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction, the reported closing price of the Common Shares on Nasdaq was $26.52 per share. The Per Share Merger Consideration of $43.50 represents a premium of approximately 64% to the closing trading price of the Common Shares on August 8, 2025 and a premium of approximately 51% to the volume-weighted average closing price of the Common Shares during the last 30 and 60 trading days prior to the CTech article of advanced negotiations regarding a potential change-of-control transaction.

On August 12, 2025, the last trading day immediately prior to the Company’s announcement on August 13, 2025 that it had entered into the Merger Agreement, the reported closing price of the Common Shares on Nasdaq was $29.50 per share. The Per Share Merger Consideration of $43.50 represents a premium of approximately 47% to the closing trading price of the Common Shares on August 12, 2025 and a premium of approximately 52% to the volume-weighted average closing price of the Common Shares during the last 60 trading days prior to the Company’s execution of the Merger Agreement. You are urged to obtain a current market price quotation for your Common Shares in connection with voting your Common Shares.

Dividend Policy

On March 26, 2025, the Company declared a cash dividend of $16.8 million, or $0.30 per Common Share, for the second half of 2024 to shareholders of record as of April 7, 2025. The dividend is in line with the Company’s policy of distributing on a semi-annual basis up to 40% of its annual non-GAAP net income. Furthermore, the board of directors approved distribution of a special cash dividend of $20.1 million, or $0.36 per Common Share, for the entirety of 2024, payable to each shareholder of record.

Under the terms of the Merger Agreement, the Company is not permitted to pay any dividends pending consummation of the Merger.

In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, the Board will have discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. The memorandum and articles of association of the Company provide that, subject to the Cayman Islands Companies Act and the articles of association of the Company, the directors may declare and/or pay dividends and other distributions out of the profits of the Company. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Common Shares, as part of the solicitation of proxies by the Special Committee for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on November 19, 2025 at 5:00 p.m. (Israel local time) at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

●	as special resolutions:

THAT the following be approved and authorized in all respects:

○	the Merger Agreement, by and among the Company, Bidco, Parent, Merger Sub, pursuant to which Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company (such Merger Agreement being in the form approved by the directors of the Company on August 12, 2025 and attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting);

○	the Plan of Merger (such Plan of Merger being substantially in the form approved by the directors of the Company on August 12, 2025 and attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting); and

○	the consummation of the Transactions, including (i) the Merger, (ii) the entry by the Company into the Plan of Merger, and (iii) Adoption of Amended M&A and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A;

THAT each of the directors and/or officers of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions;

●	as an ordinary resolution:

THAT at the Effective Time, each of the Director Appointments (having consented to act) be appointed as a director of the Company (as the surviving company in the Merger) in accordance with the memorandum and articles of association to be adopted at the Effective Time; and

●	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting.

At the Effective Time, all Common Shares (except the Rollover Shares) will be cancelled and cease to exist. If the Merger is consummated, each Common Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares and the Rollover Shares, will be cancelled in exchange for the right to receive $43.50 in cash per Common Share without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the Merger Agreement. The Excluded Shares will be cancelled and cease to exist without payment of any cash consideration or distribution therefor. The Dissenting Shares will thereafter represent only the right to receive the fair value of each Share as determined by the Grand Court of the Cayman Islands under Section 238 of the Cayman Islands Companies Act. Each Rollover Share held by the Rollover Shareholder will continue to be one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of Company Options and Company RSUs, as described below.

Immediately prior to the Effective Time, the Company will cause accelerated vesting of 58% of the unvested portions of Company Options and Company RSUs that are outstanding and unexpired as of the Effective Time, such that such accelerated portions shall become Vested Company Options and Vested Company RSUs. The Vesting Acceleration shall not apply to any Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Unvested Company RSU shall be cancelled and converted into the right to receive Cash Replacement Company RSU Amount, which shall vest and become payable at the same time as such Unvested Company RSU would have vested and been payable by its terms, subject to continued employed of the holder thereof; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Unvested Company Option shall be cancelled and converted into the right to receive Cash Replacement Company Option Amount, which shall vest and become vest and become payable at the same time as such Unvested Company Option would have vested and been payable by its terms, subject to continued employed of the holder thereof. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

The Board’s Resolutions and Recommendation

The Board, acting on the unanimous recommendation of the Special Committee:

●	determined that the execution of the Merger Agreement and the Plan of Merger and consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the unaffiliated security holders, and declared that it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the Transactions,

●	authorized and approved the execution, delivery and performance of the Merger Agreement and the Plan of Merger, and the consummation of the Transactions, including the Merger, and

●	resolved to direct that the authorization and approval of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions be submitted to a vote at an extraordinary general meeting of the shareholders with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including the Merger.

Record Date; Shares Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Common Shares registered in your name as of 5:00 p.m. (Eastern time) on the Record Date. If you own Common Shares as of 5:00 p.m. (Eastern time) on the Record Date, you should lodge your proxy card so that the proxy card is received by Broadridge no later than 11:59 p.m. (Eastern time) on November 18, 2025.

Where a vote is taken on a poll, each registered holder of Common Shares has one vote for each Common Share held as of 5:00 p.m. (Eastern time) on the Record Date. As of the Record Date, there were 55,995,574 Common Shares entitled to be voted at the extraordinary general meeting. See “The Extraordinary General Meeting — Procedures for Voting” below for additional information.

Shares Held by Directors and Executive Officers

As of the close of business on the Record Date, directors and executive officers of the Company and their affiliates beneficially owned and were entitled to vote, in the aggregate, 956,553 Common Shares, which represented approximately 1.7% of the Common Shares issued and outstanding. Our directors and executive officers have informed us that they currently intend to vote all of their Common Shares (a) “FOR” the Merger Proposal, (b) “FOR” the Authorization Proposal, (c) “FOR” the Director Proposal and (d) “FOR” the Adjournment Proposal.

Shares Held by the Rollover Shareholder

Pursuant to the Support Agreement, the Rollover Shareholder, who beneficially owned, in the aggregate, approximately 43.4% of the Common Shares as of the Record Date, has agreed, among other matters, to vote all of its Common Shares in favor of the Merger, subject to the terms and conditions contained in the Support Agreement. For additional information, see section the of this proxy statement entitled “Special Factors— Support Agreement.”

Quorum

A quorum shall be shareholders of the Company present in person (or in the case of a corporation, by its duly authorized representative) or by proxy holding at least one-half of the Company’s outstanding Common Shares.

If a quorum is not present at the extraordinary general meeting, a second extraordinary general meeting of shareholders will be called in the same manner as the original extraordinary general meeting, to be held within ten business days of the extraordinary general meeting, at which resolutions may be adopted with respect to any matter stated in the notice of the original extraordinary general meeting and also in the notice of such second meeting, despite the absence of a quorum.

Vote Required to Approve the Proposals

Under the Cayman Islands Companies Act, the memorandum and articles of association of the Company and the Merger Agreement, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a special resolution (as defined in the Cayman Islands Companies Act and the memorandum and articles of association of the Company) of the Company passed by an affirmative vote of holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. If this vote is not obtained, the Merger will not be effective. The consummation of the Transactions is not structured so that the approval of at least a majority of the unaffiliated security holders is required.

As of the Record Date, there were 55,995,574 Common Shares issued and outstanding, all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “The Extraordinary General Meeting — Procedures for Voting.”

Pursuant to the Support Agreement, the Rollover Shareholder has agreed to vote all of the Common Shares and other equity securities of the Company owned by the Rollover Shareholder or any of its affiliates as of the date thereof and any other Common Shares or equity securities of the Company acquired by the Rollover Shareholder or its affiliates on or after the date thereof and prior to the Effective Time in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the Record Date, collectively represent approximately 43.4% of the total issued and outstanding Common Shares (excluding for the purpose of this calculation, the Common Shares they may acquire through the exercise of Company Equity Awards within 60 days of the date hereof). Accordingly, where the vote is taken by way of a poll, based on 55,995,574 Common Shares issued and outstanding on October 14, 2025, the Record Date, 13,015,617 Common Shares owned by the shareholders of the Company other than the Rollover Shares as of the Record Date must be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholder will vote all Covered Shares in favor of such special resolutions.

Procedures for Voting

Only shareholders registered in the register of members of the Company as of 5:00 p.m. (Eastern time) on the Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of 5:00 p.m. (Eastern time) on the Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Common Shares after 5:00 p.m. (Eastern time) on the Record Date may not attend or vote at the extraordinary general meeting unless they receive a proxy from the person or entity who was the registered holder of such Common Shares as of the Record Date. Where a vote is taken on a poll, each registered holder of Common Shares has one vote for each Common Share held as of 5:00 p.m. (Eastern time) on the Record Date.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than 11:59 p.m. (Eastern time) on November 18, 2025, the deadline to lodge the proxy card for it to be valid. Shareholders can also attend the extraordinary general meeting and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should contact our proxy solicitor toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of 5:00 p.m. (Eastern time) on the Record Date who are unable to participate in the extraordinary general meeting may appoint as a representative another person or the chairman of the extraordinary general meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the extraordinary general meeting as proxy holder will vote in favor of the resolutions proposed at the extraordinary general meeting according to the recommendation of the Special Committee. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the extraordinary general meeting as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Common Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Common Shares represented by that proxy card will be voted FOR the Merger Proposal, FOR the Authorization Proposal, FOR the Director Proposal, and FOR the Adjournment Proposal, unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Common Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a shareholder fails to vote by proxy or in person, it may be more difficult for the Company to obtain required votes described in “The Extraordinary General Meeting — Vote Required to Approve the Proposals” Brokers, banks or other nominees who hold Common Shares in “street name” for customers who are the beneficial owners of such Common Shares may not give a proxy to vote those customers’ Common Shares in the absence of specific instructions from those customers. Abstentions by holders of Common Shares are included in the determination of the number of Common Shares present but are not counted as votes for or against a proposal. If no proxy is given by such holders of Common Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Common Shares may revoke their proxies in one of three ways:

●	First, a registered shareholder can revoke a proxy by written notice of revocation given to the Company no later than 11:59 p.m. (Eastern time) the day before the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices via mail to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18, Holon, 5885800, Israel, Attention: Company Secretary, via e-mail to Keren.Peer@sapiens.com.

●

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company’s transfer agent no later than 11:59 p.m. (Eastern time) on November 18, 2025, the deadline for shareholders to lodge proxy cards for them to be valid.

●	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder attends and actually votes in person at the extraordinary general meeting.

If a shareholder holds Common Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Common Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Rights of Shareholders Who Wish to Dissent from the Merger

Shareholders who dissent from the Merger in accordance with the requirements of the Cayman Islands Companies Act will have the right to seek appraisal and payment of the fair value of their Common Shares as determined by the Grand Court of the Cayman Islands pursuant to Section 238 of the Cayman Islands Companies Act if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex C to this proxy statement, for the exercise of dissenters’ rights. The fair value of your Common Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Common Shares. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Registered shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

Whom to Contact for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact our proxy solicitor toll-free at 1-800-322-2885 or via email at proxy@mackenziepartners.com.

Solicitation of Proxies

We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies. We expect that fees for proxy solicitation services provided by MacKenzie Partners, Inc. will be approximately $17,500 plus certain costs and reimbursements.

This proxy solicitation is being made by the Company on behalf of the Board of the Company and will be paid for by the Company. The Company’s directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. These persons will not be paid additional remuneration for their efforts. The Company will also request brokers, dealers, commercial banks, trust companies and other nominees to forward proxy solicitation material to the beneficial owners of the Common Shares that the brokers, dealers, commercial banks, trust companies and other nominees hold of record. Upon request, the Company will reimburse them for their reasonable out-of-pocket expenses.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Plan of Merger, which are attached as Annex A and Annex B, respectively, and incorporated by reference into this section of this proxy statement. You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 118.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company on the terms, and subject to the conditions, of the Merger Agreement, with the Company being the Surviving Company of the Merger. If the Merger is consummated, the Company will cease to be a publicly traded company and, after giving effect to the Transactions and the other transactions contemplated by the Transaction Documents, will become a wholly owned subsidiary of Bidco. The closing of the Merger shall take place by electronic exchange of documents and signatures at 10:00 a.m. (Eastern time) on a date to be agreed by the Parties, that is no later than the fifth (5th) Business Day following the satisfaction or, to the extent permitted hereunder and by applicable law (as applicable), waiver of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted thereunder and by applicable law, waiver of those conditions).On or prior to the closing date, Merger Sub and the Company will execute and file the Plan of Merger and other appropriate documents with the Registrar of Companies of the Cayman Islands as required by the Cayman Islands Companies Act. The Merger will become effective on the date as specified in the Plan of Merger in accordance with the Cayman Islands Companies Act.

We currently expect that the Merger will be consummated in the fourth quarter of 2025 or first quarter of 2026, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association in the form annexed to the Plan of Merger will become the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable law and such memorandum and articles of association.

The directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent nominates to be appointed with effect from the Effective Time, will be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Merger Consideration

If the Merger is consummated, at the Effective Time, (a) each Common Share that is issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and the Rollover Shares) will be cancelled and cease to exist in consideration of and exchange for the right to receive $43.50 in cash per Common Share without interest and net of any applicable withholding taxes, (b) each Excluded Share that is issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist without payment of any consideration or distribution therefor, (c) each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist for the right to receive the fair value of such Dissenting Share as determined by the Grand Court of the Cayman Islands pursuant to Section 238 of the Cayman Islands Companies Act, and (d) each Rollover Share held by the Rollover Shareholder shall continue to be one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

Treatment of Company Equity Awards

In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of Company Options and Company RSUs, as described below.

Immediately prior to the Effective Time, the Company will cause 58% of the unvested portions of Company Options and Company RSUs that are outstanding and unexpired as of the Effective Time, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options and Company RSUs, to become vested, such that such Company Options and Company RSUs shall become Vested Company Options and Vested Company RSUs. The Vesting Acceleration shall not apply to any Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Unvested Company RSU shall be cancelled and converted into the right to receive Cash Replacement Company RSU Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Unvested Company Option shall be cancelled and converted into the right to receive Cash Replacement Company Option Amount, which shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

Exchange Procedures

Prior to the Effective Time, Parent, will, at its sole cost and expense, appoint a bank or a trust company (the identity and the terms of appointment of which to be reasonably acceptable to the Company) to act as the Paying Agent for the payment and delivery of the aggregate amount of Per Share Merger Consideration payable in connection with the Merger. On the date of Closing, Parent will cause deposit, or cause to be deposited, with the Paying Agent a sufficient amount of cash to pay the aggregate amount of Per Share Merger Consideration payable in connection with the Merger. As promptly as reasonably practicable after the Effective Time (but in no event later than three business days after the Effective Time), Parent, Bidco and the Surviving Company will cause the Paying Agent to mail, or otherwise provide in the case of book-entry shares, to each holder of record of Common Shares a letter of transmittal and instructions for surrendering each of such shareholder’s book-entry or certificated Common Shares for the applicable Per Share Merger Consideration. Each holder of Common Shares that have been converted into the right to receive the Per Share Merger Consideration will be entitled to receive $43.50 per share, without interest and less any applicable withholding taxes, the receipt of an “agent’s message” by the Paying Agent, in each case, together with such other documents as the Paying Agent may reasonably require.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, solely for the benefit of each other. These representations and warranties are subject in some cases to certain exceptions, qualifications and limitations, including, among other things, as to materiality or material adverse effect qualifiers (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would, as the case may be, be material or have a Company Material Adverse Effect or a Parent Material Adverse Effect (each, as defined in the Merger Agreement and described below)).

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters (each, an “Effect”), is or would reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole or (ii) prevent, materially delay or impair the consummation by the Company of the Merger, excluding, solely in the cause of clause (i) any such Effect to the extent resulting from:

(a)	changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices, increases in operating costs or capital expenses (including any disruption thereof) and any stoppage or shutdown of any activity by the U.S., Israeli or Cayman Islands government or otherwise or any default by the U.S., Israeli or Cayman Islands government or delays or failure to act by any Governmental Entity (as defined in the Merger Agreement));

(b)	changes generally affecting the industry in which the Company and its subsidiaries operate, including cyclical fluctuations and trends;

(c)	geopolitical conditions, acts of war and/or other hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism act (including cyber terrorism);

(d)	any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster, other than any changes involving any existing conflicts, acts of war or disputes;

(e)	changes in GAAP (or interpretation or enforcement thereof) or applicable law;

(f)	changes in the market price or trading volume of the Common Shares or the credit rating of the Company (provided that an Effect underlying or that contributed to such changes may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(g)	the failure of the Company and its subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an Effect underlying or that contributed to such failure may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(h)	the negotiation, execution, announcement, pendency, or completion of the Transactions, including the Merger, as well as any litigation that arises as a result (such as claims of breach of duty or violations of Law), and the effects of these events on relationships with Governmental Entities, customers, suppliers, distributors, licensors, licensees, partners, or employees of the Company or its subsidiaries, but only to the extent these matters are attributable to the identity of the Parent Parties, the Sponsors, or their respective affiliates; provided, however, that this does not apply in situations where a representation or warranty specifically addresses the consequences of these events, or for certain provisions as otherwise specified;

(i)	any shareholder Action in respect of the Merger Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims); and

(j)	any action taken by the Company or its subsidiaries (A) at the written direction of Parent or (B) required by the express terms of the Merger Agreement; provided that notwithstanding the foregoing, in the cases of clauses (a), (b), (c), (d) and (e), to the extent such Effect have had a disproportionately adverse effect on the Company and its subsidiaries relative to the other companies operating in the industry in which the Company and its subsidiaries operate, then only such incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred (and then only to the extent such incremental disproportionate adverse effect is not excluded by the other exceptions in this definition).

In addition, a “Parent Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters, is or would reasonably be expected to materially adversely affect the ability of the Parent Parties to perform their respective obligations under the Merger Agreement, or prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by the Parent Parties.

Representations and Warranties of the Company, Parent and Merger Sub

The Merger Agreement contains representations and warranties of each of the Company and of Parent and Merger Sub relating to, among other things:

●	corporate organization, standing and power;

●	corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

●	required regulatory filings and authorizations, consents or approvals of governmental entities;

●	the accuracy of the information provided by each party to the Merger Agreement, or on its behalf, to regulatory bodies or other governmental entities;

●	compliance with applicable laws;

●	the absence of certain litigation, orders and judgments and governmental proceedings and investigations, relating to Parent and Merger Sub or to the Company, as applicable; and

●	the absence of any fees owed to investment bankers, financial advisors or brokers in connection with the Merger, other than those specified in the Merger Agreement.

Representations and Warranties of the Company

The Merger Agreement contains representations and warranties of the Company relating to, among other things:

●	corporate organization, existence and active status of the subsidiaries of the Company;

●	the capitalization of the Company;

●	the accuracy of the Company’s SEC filings and financial statements, internal controls and procedures over financial reporting in compliance with SEC rules;

●	the absence of certain undisclosed liabilities;

●	the absence of certain changes or events, including the absence of a Company Material Adverse Effect, between Company Balance Sheet Date until the Agreement Date (as respectively defined in the Merger Agreement);

●	the possession of, and compliance with, necessary permits and authorizations, including with respect to laws and regulations applicable to the Company and its subsidiaries;

●	compliance with anti-bribery laws;

●	the absence of, or the Company’s compliance with, any legal sanctions;

●	the filing of tax returns, the payment of taxes and other tax matters;

●	employee benefits plans and other benefits and compensation arrangements;

●	labor matters;

●	the existence of, and validity of, material contracts and the absence of defaults in connection therewith;

●	valid leasehold interest in the Company’s leased real property;

●	the rights to and protection of the Company’s intellectual property;

●	governmental grants;

●	data privacy;

●	anti-takeover provisions;

●	customers and suppliers;

●	the fairness opinion of the financial advisor to the Special Committee; and

●	insurance policies.

Representations and Warranties of Parent and Merger Sub

The Merger Agreement contains representations and warranties of Parent and Merger Sub relating to, among other things:

●	the capitalization of Merger Sub and its lack of prior business activities;

●	the ownership of equity securities of the Company by Parent and Merger Sub;

●	the Limited Guarantee executed by the Sponsors in favor of the Company;

●	financing and sufficient funds of Parent and Merger Sub;

●	the solvency of Parent and Merger Sub, and, immediately after the consummation of the Merger, of Parent and the Surviving Company;

●	the absence of any contracts or commitments to enter contracts between the Parent Parties or any of their respective affiliates and any director, officer or employee of the Company or its subsidiaries;

●	the execution and delivery of the Support Agreement and the Rollover Agreement concurrently with the Merger Agreement and the lack of default or breach by the Parent Parties thereunder; and

●	effectiveness and validity of Support Agreement.

Conduct of Business Prior to Closing

Until the Merger is completed or the Merger Agreement is terminated, the Company and its subsidiaries must operate their business in the ordinary course and make reasonable efforts to preserve their assets, organization, and key relationships. However, except as required by law, as specifically disclosed, with the Parent’s prior written consent (which will not be unreasonably withheld), or in response to acts of war or terrorism that directly impact the Company (with reasonable consultation with the Parent where practicable), the Company and its subsidiaries may not do any of the following:

(a)	(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its share capital, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent; (ii) split, combine, subdivide, recapitalize or reclassify any of its share capital, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for share capital or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital, other equity interests or voting securities, other than as specifically permitted in the bullet immediately below; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital or voting securities of, or equity interests in, the Company or any subsidiary of the Company or any securities of the Company or any subsidiary of the Company convertible into or exchangeable or exercisable for share capital or voting securities of, or equity interests in, the Company or any subsidiary of the Company, or any warrants, calls, options or other rights to acquire any such share capital, securities or interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of shares in connection with the withholding of taxes in connection with the exercise, vesting or settlement of Company RSUs or Company Options;

(b)	except for transactions among the Company and one or more wholly owned subsidiaries of the Company or among one or more wholly owned subsidiaries of the Company, issue, deliver, sell, grant, pledge or otherwise subject to any lien (other than liens imposed by applicable securities laws), or amend the terms of any share capital or voting securities of, or other equity interests in the Company (including Common Shares) or any subsidiary of the Company, other than the issuance of shares upon the vesting or settlement of Company Options or Company RSUs outstanding as of August 8, 2025 in accordance with their terms as of August 8, 2025;

(c)	amend the Company’s articles of association or the charter or organizational documents of any subsidiary of the Company, except amendments to the charter or organizational documents of a subsidiary of the Company (i) solely in connection with an internal reorganization, restructuring or recapitalization permitted pursuant to the restrictions below or (ii) solely to the extent necessary to open a branch or, subject to the other restrictions listed herein, appoint or remove any officer or director of a subsidiary of the Company;

(d)	make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP (or authoritative interpretations thereof) or as otherwise required by the Company’s external auditors to comply with GAAP;

(e)	directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any person or division thereof or any properties or assets, except (i) acquisitions of supplies, inventory and equipment in the ordinary course of business; (ii) acquisitions for which the aggregate amount of consideration paid or transferred by the Company or any of its subsidiaries does not exceed $20,000,000 individually or $50,000,000 in the aggregate; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned subsidiaries of the Company, on the other hand, or between or among wholly owned subsidiaries of the Company;

(f)	except in relation to liens to secure Indebtedness (as defined in the Merger Agreement) for borrowed money permitted to be incurred under bullet (h) below, sell, lease (as lessor), mortgage, sell and leaseback or otherwise subject to any lien (other than certain liens permitted under the Merger Agreement), or otherwise dispose of, any properties or assets (other than intellectual property) or any interests therein other than (i) sales of supplies, inventory and equipment in the ordinary course of business; or (ii) in an amount not to exceed $30,000,000 individually or $100,000,000 in the aggregate;

(g)	make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) advances to directors, officers or employees in respect of travel or other related business expenses, in each case, in the ordinary course of business; (ii) prepayments to vendors of the Company or its subsidiaries in the ordinary course of business consistent with past practice; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned subsidiaries of the Company, on the other hand, or between or among wholly owned subsidiaries of the Company;

(h)	incur or otherwise become liable for any additional Indebtedness, except for (i) the incurrence of additional Indebtedness (other than indebtedness of the type described in clause (ii) below) in an amount not to exceed $5,000,000 in the aggregate with respect to which the consummation of the transactions contemplated by the Merger Agreement will not conflict with, or result in any violation of or default under, such additional indebtedness; or (ii) indebtedness between or among the Company, on the one hand, and any one or more wholly owned subsidiaries of the Company, on the other hand, or between or among wholly owned subsidiaries of the Company; provided that any such additional indebtedness incurred under clauses (i) and (ii) above shall be repayable at par on or after closing and without any premium or penalty;

(i)	pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy any action in an amount equal to or greater than the amount set forth in the Company disclosure letter delivered in connection with the Merger Agreement (the “Company Disclosure Letter”) or which involves an admission of liability by the Company or any of its subsidiaries or imposes material restrictions on the operations or business of the Company or any of its subsidiaries;

(j)	except (i) as required by the terms of a Company Benefit Plan (as defined in the Merger Agreement) in effect on the date of the Merger Agreement, (ii) as set forth in the Company Disclosure Letter, or (iii) as required under the applicable Labor Agreement (as defined in the Merger Agreement) of the Company or any of its subsidiaries or as otherwise required by law, (A) grant, pay or commit to pay, announce or enter into any cash or equity or equity-based incentive award, bonus, transaction, change in control, severance or similar agreement or any retention or similar agreement with any current or former director, officer, employee, or individual consultant of the Company or its subsidiaries, excluding, for the avoidance of doubt, (1) compensation and severance benefits provided to newly hired or terminated employees in the ordinary course of business and consistent with past practice, to the extent such employees are hired or terminated by the Company or any of its subsidiaries as permitted by the restrictions below, and (2) bonus payments to such persons, not to exceed the amount set forth in the Company Disclosure Letter in the aggregate; (B) establish, adopt, terminate or modify or amend any material Company Benefit Plan (or any other plan, program, policy, agreement or arrangement that would have been a Company Benefit Plan if in existence as of the date of the Merger Agreement); or (C) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided to any current or former director, officer, employee, or individual consultant of the Company or its subsidiaries, including under any Company Benefit Plan, but excluding compensation increases to all such persons, taken as a whole, in an aggregate annual amount of up to $350,000;

(k)	(i) except as required under the applicable Labor Agreement, negotiate, modify, extend, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its subsidiaries, (ii) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, or other actions that could implicate Worker Adjustment and Retraining Notification Act of 1988 and any similar laws, (iii) hire, engage or terminate (other than for cause) any employee or independent contractor with annual base salary or wage rate in excess of $200,000, or (iv) waive or release any noncompetition, nonsolicitation, noninterference, nondisparagement or other restrictive covenant obligation of any current or former employee or independent contractor;

(l)	make or authorize capital expenditures in excess of the individual and aggregate capital expenditures in the capital expenditures budget set forth in the Company Disclosure Letter;

(m)	adopt any plan of complete or partial liquidation or dissolution, merger, consolidation, conversion, division, restructuring, recapitalization or reorganization for the Company or any subsidiary of the Company (excluding any internal restructuring, recapitalization or reorganization of wholly owned subsidiaries of the Company);

(n)	enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the date of the Merger Agreement) or terminate any line of business existing as of the date of the Merger Agreement;

(o)	enter into, materially amend, terminate (which, for the avoidance of doubt, shall not include an automatic expiration of the term or failure to renew) or waive any material rights under any material contract or any contract that would have been a material contract had it been entered into prior to the date of the Merger Agreement, except for any such amendment, termination or waiver in the ordinary course of business consistent with past practice and provided the Company shall keep Parent reasonably informed with respect to all material developments relating to the foregoing;

(p)	(A) make, revoke, or change any material tax election, (B) change any material method of tax accounting, (C) file any material amended tax return, (D) enter into any closing agreement or seek any ruling from any governmental entity, in each case with respect to income or other material taxes, (E) surrender any right to claim a material refund of taxes, or (F) settle or finally resolve any claim with respect to material amounts of taxes of the Company or any of its subsidiaries for amounts materially in excess of amounts reserved with respect thereto;

(q)	enter into or adopt any “poison pill” or similar stockholder rights plan that would prevent or preclude the transactions contemplated by the Merger Agreement;

(r)	enter into any contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K;

(s)	license, sell, assign, transfer, abandon, permit to lapse, or otherwise dispose of, any material intellectual property owned by the Company, except for non-exclusive licenses granted in the ordinary course of business and registered intellectual property that is otherwise naturally expiring, or disclose to any person any trade secret other than pursuant to a written confidentiality agreement or clause entered into in the ordinary course of business; or

(t)	agree, authorize or commit to take any of the foregoing actions.

Each of the Parent Parties has agreed that, from August 12, 2025 through the earlier of the Effective Time or the termination of the Merger Agreement, it shall not take any action (including any action with respect to a third party), which is intended to or would reasonably be expected to, individually or with any other such action, have a Parent Material Adverse Effect.

Employment and Company Benefits

For the period commencing at the Effective Time and ending on the first anniversary of the date on which the Effective Time occurs (or if earlier, the date of employment termination of the relevant Company Employee (as defined in the Merger Agreement)), Bidco has agreed to cause the Surviving Company to provide each Company Employee with (a) a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such Company Employee immediately prior to the closing date, (b) short-term cash incentive compensation opportunities that are no less favorable than the short- term cash incentive compensation opportunities in effect for such Company Employee immediately prior to the closing date, (c) severance payments and benefits that are no less favorable than the severance payments and benefits in effect for such Company Employee immediately prior to the closing date and (d) other employee benefits (excluding equity or equity-based compensation, retention or change in control compensation, nonqualified deferred compensation, defined benefit pensions and retiree or post-employment welfare benefits) that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the closing date. Notwithstanding the foregoing, (i) the terms and conditions of employment for any Company Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable law, and (ii) to the extent that applicable law imposes any requirements that are more favorable to a Company Employee, such requirements shall control.

In accordance with the Merger Agreement, Bidco has agreed that Bidco shall, or shall cause the Company or any of its subsidiaries to, provide each Company Employee with credit for his or her years of service with the Company and any respective predecessors before the closing date to the same extent and for the same purpose as such service was credited under the corresponding Company Benefit Plan as of the closing date. In addition, Bidco has agreed that Bidco shall, or shall cause the Company or any of its subsidiaries to, (i) cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans (as defined in the Merger Agreement) providing health or welfare benefits that replace the corresponding Company Benefit Plan in which such Company Employee was participating as of the date of such replacement, and (ii) for purposes of each New Plan providing group health benefits to any Company Employee during the plan year in which the closing date occurs, use commercially reasonable efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents to the extent such was waived under the corresponding Company Benefit Plan prior to closing of the Merger and (y) any eligible expenses incurred and paid by, and credited to, any Company Employee and his or her covered dependents during the portion of the plan year during which the closing date occurs to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

In accordance with the Merger Agreement, with respect to fiscal year 2025, Bidco has agreed that Bidco shall or shall cause a subsidiary to pay bonuses provided under the Company’s annual performance bonus programs for such fiscal year to each eligible Company Employee in the ordinary course of business based on actual performance as determined by Bidco in good faith, in consultation with the Company’s Chief Executive Officer, according to performance metrics applicable to such bonus opportunity.

Shareholders Meeting

The Company will establish a record date for determining shareholders of the Company entitled to vote at a general meeting of the Company’s shareholders to be held to consider the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions (the “Shareholders Meeting”) in consultation with the Parent Parties. As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the proxy statement or that it is not reviewing the Schedule 13E-3 and the proxy statement, the Company will give notice of, convene and hold the Company Shareholders Meeting.

The Company has agreed to hold the Shareholders Meeting as soon as practicable. The Company has the right to make one or more postponements, adjournments or to recommend the adjournment of the Shareholders Meeting to its shareholders to ensure that any amendment to the proxy statement and/or amendment to the Schedule 13E-3 required under applicable law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Board or the Special Committee (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present; provided that (A) no single such postponements or adjournment is for more than 10 business days except as may be required by applicable laws; and (B) in the case of clause (iii), the Company Shareholders Meeting is not postponed or adjourned by more than 30 days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Company Shareholders Meeting is postponed or adjourned to (x) a date that is not more than 60 days after the date on which the Company Shareholders Meeting was originally scheduled and (y) a date that is not less than five business days prior to the End Date) and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible.

The Company has agreed that, unless there has been a change in the Company Recommendation (as defined below) or otherwise provided in the Merger Agreement, the Board will recommend to holders of the Common Shares that they authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and will include such recommendation in this proxy statement. The Company further agreed it will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Merger Agreement, the Plan of Merger and the Transactions to secure the Company Shareholder Approval. In the event that the Board makes a Change in the Company Recommendation or authorizes the Company to terminate the Merger Agreement, the Company shall not be required to convene the Shareholders Meeting or submit the Merger Agreement, the Plan of Merger or the Transactions, to the holders of Shares for authorization and approval at the Shareholders Meeting.

The authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions are subject to Company Shareholder Approval.

No Solicitation of Transactions

From August 12, 2025 and until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated in accordance with its terms, except as explicitly permitted below, the Company will not, and will cause each of the Company’s subsidiaries to not, and will use its reasonable best efforts to cause its and its subsidiaries’ representatives to not, and to not publicly announce any intention to, directly or indirectly:

●	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”);

●	furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal;

●	enter into, engage in, continue, or maintain discussions or negotiations with any Person (other than the Parent Parties and their affiliates) regarding an Inquiry or Alternative Proposal related to a potential transaction, except for the limited purpose of informing such Person of the relevant restrictions pursuant to the Merger Agreement or contacting someone who has made an Alternative Proposal solely to gather information or clarify terms, so that the Special Committee can reasonably inform itself about the Alternative Proposal;

●	approve, agree to, accept, endorse or recommend any Alternative Proposal;

●	submit to a vote of its shareholders any Alternative Proposal;

●	change its recommendation regarding the Merger to shareholders in a manner adverse to the Merger; provided, however, that neither the determination by the Board (acting on the recommendation of the Special Committee) or the Special Committee that an Alternative Proposal constitutes a Superior Proposal, nor the delivery by the Company of the notice required, will by themselves constitute an Adverse Recommendation Change; or

●	enter into or publicly propose to enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for any Alternative Proposal.

Pursuant to the Merger Agreement, “Alternative Proposal” means any proposal or offer, whether in writing or not, other than from the Parent Parties or their respective Affiliates with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination, or tender offer, share purchase or other transaction involving or relating to the Company, or any of the Company subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated total assets of the Company or to which 20% or more of the consolidated total revenue or net income of the Company are attributable, that would result in any third party beneficially owning, directly or indirectly, in one or a series of related transactions 20% or more of the outstanding equity interests or consolidated total assets of the Company or any successor or parent company thereto; (b) transaction in which any person (or the shareholders of any person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of any class of Common Shares of the Company; or (c) any combination of the foregoing (in each case, other than the Transactions).

Pursuant to the Merger Agreement, an “adverse recommendation change” will occur if the Board (acting at the recommendation of the Special Committee) or the Special Committee:

●	adopts, approves or recommends, or publicly proposes to adopt, approve or recommend to the shareholders of the Company, an Alternative Proposal or take any action or make any statement inconsistent with the recommendation of the Board and the Special Committee;

●	fails to include the recommendation of the Board and the Special Committee that the Company shareholders approve the transactions contemplated by the Merger Agreement (the “Company Recommendation”) or the recommendation of the Special Committee in the Proxy Statement when required under the Merger Agreement;

●	fails to make, changes, withholds, withdraws, qualifies or modifies or authorizes, resolves or proposes publicly to change, withhold, withdraw, qualify or modify the Company Recommendation or the recommendation of the Special Committee in a manner adverse to Parent;

●	takes any public action, or makes any public statement, filing or release adverse to the Company Recommendation or the recommendation of the Special Committee (including recommending against the Merger or approving, endorsing or recommending any Alternative Proposal);

●	fails to publicly reaffirm the Company Recommendation following any Alternative Proposal or any material medication thereto having been publicly made, proposed or communicated (and not publicly withdrawn) within 5 business days after Parent so requests in writing;

●	in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a third party, fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the public commencement of such tender offer or exchange offer; or

●	publicly proposes or agrees to any of the above.

The Company will, and will cause its subsidiaries to, and will instruct its and their representatives to, immediately stop and terminate any ongoing activities, discussions, or negotiations with any third party and its representatives regarding any Inquiry or Alternative Proposal. The Company will also promptly request in writing that any such third party (and its representatives) who has signed a confidentiality agreement in connection with an Inquiry or Alternative Proposal, and who possesses confidential information previously provided by or on behalf of the Company or its subsidiaries (including any analyses or materials prepared using that information), promptly return or destroy all such information in accordance with the terms of the applicable confidentiality agreement, and terminate access to any physical or electronic data rooms related to any Inquiry or Alternative Proposal. Any violation of these restrictions by a representative of the Company or its subsidiaries (acting at the direction of the Company or its subsidiaries, and excluding the Rollover Shareholder and its affiliates, except for any such person who is a director of the Company acting in such capacity) will be considered a breach by the Company. The Company also confirms that it has not waived any confidentiality, standstill, or similar agreement, restriction, or covenant in effect as of the date of the agreement to which it or any subsidiary is a party, and agrees to enforce each such agreement, restriction, or covenant to which it or any subsidiary is or may become a party. The Company further agrees that neither it nor any subsidiary has released or will, without the prior written consent of Parent (which may be withheld or delayed at Parent’s sole discretion), release any person from, or waive, fail to enforce, amend, suspend, or otherwise modify, any such person’s obligations to the Company or its subsidiaries under any confidentiality, standstill, or similar agreement or restriction.

Notwithstanding the foregoing restrictions, if the Company or any of its subsidiaries or any of its or their respective representatives (including members of the Special Committee) receives a bona fide Alternative Proposal from any third party at any time prior to the extraordinary general meeting, and provided there has been no breach of the Merger Agreement that resulted in such Alternative Proposal, the Company and its representatives may, prior to the extraordinary general meeting, take the following actions if the Board (acting at the recommendation of the Special Committee) or the Special Committee has determined, in its good faith judgment (after consultation with its outside financial advisors and outside legal counsels), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law:

●	furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and its subsidiaries to the third party and its representatives that made such Alternative Proposal, pursuant to an executed (and the Company and/or its subsidiaries may enter into a) customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Non-Disclosure Agreement and that does not prohibit compliance by the Company with any of the provisions of the Merger Agreement (it being understood that the Company shall not be required to include any “standstill” provision in such confidentiality agreement); and

●	enter into, engage in and continue thereafter (so long as such Alternative Proposal continues to reasonably be expected to lead to a Superior Proposal after consultation with its outside financial advisors and outside legal counsels) discussions or negotiations with the third party and its Representatives that made such Alternative Proposal with respect to such Alternative Proposal.

Pursuant to the Merger Agreement, a “Superior Proposal” means any bona fide written proposal or offer made by a third party, which was not obtained in violation of the provisions summarized in this section, pursuant to which such third party would acquire, directly or indirectly, more than 50% of the Common Shares or consolidated total assets of the Company and its subsidiaries, taken as a whole:

●

on terms that the Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsel and outside financial advisors) to be more favorable from a financial point of view to the holders of Common Shares than the Merger and to be reasonably likely to be consummated in accordance with its terms, in each case, taking into account all factors that the Company or the Board acting on the recommendation of the Special Committee, or the Special Committee, determines are relevant (but shall include the identity of the counterparty, the material terms and conditions of such proposal and the Merger Agreement (including any changes proposed by the Parent Parties to the terms of the Merger Agreement), the certainty of value presented by such proposal, and the expected timing and likelihood of consummation of such proposal);

●	the conditions to the consummation of which the Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsels and outside financial advisors) reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal; and

●	in respect of which it has been demonstrated to the satisfaction of the Board (acting at the recommendation of the Special Committee) or the Special Committee, in its good faith judgment (after consultation with outside counsels and outside financial advisors) that adequate arrangements have been made in respect of any financing required to consummate such proposal.

Promptly, and in any event no later than 36 hours after receiving any Alternative Proposal or Inquiry, the Company will notify Parent in writing of the receipt of such Alternative Proposal or Inquiry, or of any amendment or modification to the material terms of any Alternative Proposal or Inquiry, including the identity of the third party making the Alternative Proposal or Inquiry. The Company will also, as promptly as reasonably practicable, provide Parent with a copy of the Alternative Proposal or Inquiry if it is in writing, or a summary of its material terms if it is not in writing. Additionally, the Company agrees to promptly (but in any event no later than 36 hours) provide Parent with any material non-public information about the Company or its subsidiaries that is given to any other third party in connection with an Alternative Proposal, if that information has not already been provided to Parent. The Company will also keep Parent informed on a reasonably prompt basis, and in any event no later than 36 hours, of any material developments regarding the Alternative Proposal or Inquiry, including copies of any definitive written agreements exchanged between the parties, or any material changes to the terms or status of the Alternative Proposal or Inquiry. Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Board (acting on the recommendation of the Special Committee) or the Special Committee may, in the case of an Intervening Event or upon receipt of a Superior Proposal (after considering any revised offer from Parent), cause the Company to effect an Adverse Recommendation Change and/or, if a Superior Proposal has been received (and provided there has been no breach of the Merger Agreement that resulted in such Superior Proposal, and the Person making the Superior Proposal was not restricted from doing so under an existing confidentiality, standstill or similar agreement), cause the Company to terminate the Merger Agreement and enter into a definitive agreement for the Superior Proposal at the same time as the termination, if the Board or Special Committee determines in good faith, after consulting with outside financial and legal advisors, that not taking such action would likely be inconsistent with the directors’ fiduciary duties under applicable law. However, the Board or the Special Committee may not change its recommendation or terminate the Merger Agreement in connection with a Superior Proposal unless:

●	the Company has provided prior written notice to Parent at least three business days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Board or the Special Committee has received a Superior Proposal and include a copy of the most recent version of such Superior Proposal and a written description of any other material terms and conditions, including, to the extent applicable pursuant to the Superior Proposal, the value in financial terms that the Board or the Special Committee has, in consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

●	during the Notice Period, the Company (1) has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute, in the good faith judgment of the Board (acting at the recommendation of the Special Committee) or the Special Committee (in each case, after consultation with outside financial advisors and outside legal counsels), a Superior Proposal, or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the good faith judgment of the Board acting at the recommendation of the Special Committee) or the Special Committee (in each case, after consultation with outside financial advisors and outside legal counsels) would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law and (2) has promptly (but in any event no later than 36 hours) provided Parent with copies of any definitive written agreements exchanged between the parties and kept Parent informed on a reasonably prompt basis (but in any event no later than 36 hours) of any material developments regarding the Superior Proposal; and

●	the Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisors and outside legal counsels, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such Adverse Recommendation Change would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law.

If during the Notice Period, any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of these provisions with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three business day period above will be deemed to be references to a two business day period.

Pursuant to the Merger Agreement, an “intervening event” is any material fact, event, circumstance or development or material change in circumstances with respect to the Company and its subsidiaries taken as a whole that: (a) was neither known to the Board or the Special Committee nor reasonably foreseeable as of the date of the Merger Agreement and which becomes known to or by the Board or the Special Committee prior to receipt of the Company Shareholder Approval; and (b) does not relate to:

●	any Alternative Proposal;

●	any events, changes or circumstances relating to the Parent Parties or any of their respective affiliates, including the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

●

changes after the date of the Merger Agreement in the market price or trading volume of the Common Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this bullet may, to the extent not in contravention of the foregoing provision (a) above or (b)(i) be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event); or

●	the fact, in and of itself, that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, budgets, expectations, forecasts or estimates for any period.

The Merger Agreement also provides that nothing will prevent the Company, or the Board or the Special Committee from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Alternative Proposal; provided that (i) the Board (acting at the recommendation of the Special Committee) or the Special Committee reaffirms the Company Recommendation in such statement or in connection with such action and (ii) it is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of the Merger Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an adverse recommendation change.

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the Merger Agreement, Parent and Bidco have agreed, among other things, that:

●	Indemnification, Advancement and Exculpation: For a period of six years following the Effective Time (with respect to the Company), and seven years (with respect to the Company’s Israeli subsidiary, Sapiens Technologies (1982) Ltd.), all rights to indemnification, advancement of expenses and exculpation from liabilities existing as of the date of the Merger Agreement in favor of the Company’s and its subsidiaries’ current and former directors and officers will continue in full force and effect in accordance with their terms. Parent will cause the memorandum and articles of association of the Surviving Company to contain provisions no less favorable with respect to indemnification, exculpation and advancement of expenses than those in effect in the Company’s organizational documents as of the date of the Merger Agreement, and such provisions may not be amended, repealed or otherwise modified for six years in a manner adverse to the rights of such individuals (other than de minimis changes not intended to adversely affect such rights), unless required by applicable law.

●	D&O and Related Insurance: For a period of six years (with respect to the Company), and seven (7) years (with respect to Sapiens Technologies (1982) Ltd.), following the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain in effect the Company’s existing directors’ and officers’ liability, fiduciary liability and employment practices liability insurance policies, or provide substitute policies with terms and coverage no less favorable, with respect to claims arising from acts or omissions occurring on or before the Effective Time. The Surviving Company will not be required to pay annual premiums in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the Merger Agreement (the “Maximum Amount”), but if equivalent coverage cannot be obtained for such amount, the Surviving Company will obtain as much comparable insurance as possible for the Maximum Amount. In lieu of maintaining such policies, the Company may, prior to the Closing (and must, if requested by Parent), purchase a prepaid “tail” policy providing such coverage for a period of seven years, subject to the Maximum Amount. Parent will cause the Surviving Company to maintain such insurance in full force and effect without amendment adverse to the insured persons.

●	Indemnification of Company Indemnified Parties: From and after the Effective Time, Parent will, and will cause the Surviving Company to indemnify and hold harmless each individual who is, was, or becomes prior to the Effective Time a director or officer of the Company or its subsidiaries (the “Company Indemnified Parties”) against all claims, liabilities, judgments, fines, fees, costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) arising out of or relating to the fact that such person is or was a director or officer of the Company or its subsidiaries, with respect to matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the transactions contemplated thereby), to the fullest extent permitted by applicable law. Each Company Indemnified Party will be entitled to advancement of expenses incurred in defending any such action within ten business days of a request, subject to an undertaking to repay such advances if ultimately determined not to be entitled to indemnification, if and to the extent required by law or applicable agreements. The Surviving Company will cooperate in the defense of any such matter. Neither Parent nor the Surviving Company may settle or compromise any such claim without an unconditional release of all Company Indemnified Parties covered by the claim.

●	Guarantee of Obligations: Parent will guarantee the prompt payment and performance of the Surviving Company’s and its subsidiaries’ obligations under these indemnification and insurance provisions.

●	Successors and Assigns: In the event the Surviving Company consolidates with, merges into, or transfers substantially all of its assets to another entity, Parent and the Surviving Company will cause such successor or assign to assume the Surviving Company’s obligations under these provisions.

●	Insurance Claims Preserved: Nothing in the Merger Agreement is intended to release, waive or impair any rights to insurance claims under existing policies or indemnification agreements, it being understood that the indemnification provided for in the Merger Agreement is not prior to or in substitution for such rights.

Financing

Pursuant to the Merger Agreement, Parent and Bidco have agreed to use their reasonable best efforts to arrange, obtain and consummate the equity financing (“Equity Financing”) and debt financing (“Debt Financing”) contemplated by the equity commitment letter and the debt commitment letters (together, the “Financing”) on the terms and conditions set forth therein, and to consummate the Financing at or prior to the Effective Time. Parent and Bidco have agreed to maintain in effect the Financing commitments, satisfy all applicable conditions within their control, comply with their obligations under the financing documents, and enforce their rights thereunder, in each case, to the extent that failure to do so would adversely affect the availability of the Financing on the Effective Date. Parent and Bidco may not use the proceeds of the Financing for any purpose other than to satisfy their obligations under the Merger Agreement or otherwise as expressly contemplated by the equity commitment letter or the debt commitment letters.

Parent and Bidco have further agreed not to amend, modify, waive, replace or terminate any provision of the equity commitment letter or the debt commitment letters in a manner that would adversely affect the availability of the Financing, reduce the amount of funds which are intended for use to satisfy its obligations under the Merger Agreement, shorten the period of availability, or otherwise make the conditions to funding more onerous, without the prior written consent of the Company.

Parent and Bidco have acknowledged that consummation of the Merger is not conditioned on obtaining the Financing or any alternative financing. Parent and Bidco have also agreed to keep the Company reasonably informed of material developments regarding the Financing, including providing notice of any breach, default, termination, threatened termination, or material dispute under the financing documents, and to use reasonable best efforts to arrange alternative financing on comparable terms if reasonably requested by the Company.

The Company has agreed, at Parent’s expense, to provide reasonable cooperation in connection with the arrangement of the Financing, including providing customary information, participating in lender presentations, and assisting with documentation, subject to various limitations designed to protect the Company from undue burden, cost, or liability prior to Closing. Parent has agreed to reimburse the Company for its out-of-pocket expenses incurred in connection with such cooperation if the Merger is not consummated by the End Date, and to indemnify the Company and its representatives against losses arising from the Financing, except to the extent caused by the Company’s fraud or willful misconduct.

Agreement to Further Action and Use Reasonable Best Efforts

(a)	Subject to the terms and conditions provided herein, each of both the Parent Parties and the Company will use their respective reasonable best efforts to ensure the timely and effective completion of the Transactions as contemplated by the Merger Agreement. Specifically, it requires each party to take all necessary, proper, or advisable actions under the Merger Agreement and applicable laws to consummate the Transactions as soon as practicable after the date of the Merger Agreement. This includes, but is not limited to, the preparation and filing of all required applications, notices, disclosures, petitions, filings, ruling requests, and other documents with relevant Governmental Entities pursuant to any Antitrust Laws or FDI Laws (each as defined in the Merger Agreement) and to obtain as promptly as practicable any consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions, or other authorizations from Governmental Entities (“Antitrust and/or FDI Approvals”), as well as all other required Permits. The Parent is specifically responsible for paying all filing fees related to submissions under the HSR Act and any other Antitrust Law or FDI Law, while each party is responsible for its own costs and expenses (other than filing fees) associated with preparing such filings and seeking Antitrust and/or FDI Approvals. Additionally, the parties are required to obtain any other necessary waivers, qualifications, consents, certificates, clearances, and approvals from third parties in connection with the Transactions, excluding Permits and Antitrust and/or FDI Approvals.

(b)	This subsection addresses the cooperation required between the Parent Parties and the Company, as well as their respective affiliates, in connection with the actions described in Section 6.3(a) of the Merger Agreement. The parties must work together on communications, filings, and submissions, and in responding to investigations or inquiries, including those initiated by private parties. Each party is required to keep the other promptly informed of any material communications with Governmental Entities, Government Officials (as defined in the Merger Agreement), or in connection with private party actions regarding the Transactions. Reasonable advance notice must be given for meetings or conferences with such entities or persons, and, where permitted, the other party and/or its counsel must be allowed to attend and participate in meetings that are substantive or material to the process. The parties must consider each other’s views in good faith and keep each other reasonably informed about the status of matters related to the Transactions. Furthermore, each party and its counsel must be given the opportunity to review and comment on any proposed submissions, filings, or communications to Governmental Entities or Government Officials, with reasonable time for review, subject to redactions for legal compliance, confidentiality, privilege, or sensitive business information. The parties are also required to provide all information or documentary material reasonably required for Antitrust and/or FDI Approvals and to respond to requests for additional information from Governmental Entities.

(c)	This subsection requires the Company to promptly notify the Parent Parties, and vice versa, in writing of (i) the occurrence or non-occurrence of any event that has resulted in or could reasonably be expected to result in the failure to satisfy any of the conditions specified in Article VII of the Merger Agreement, specifying which condition is affected, and (ii) any material written notice received from any Governmental Entity or other person in connection with the Transactions. The provision clarifies that providing such notice does not limit or otherwise affect any remedies available to the Parent Parties or the Company under the Merger Agreement.

(d)	This subsection imposes an obligation on the Parent Parties to take all necessary or reasonably advisable steps, or any steps required by a Governmental Entity, to obtain all Antitrust and/or FDI Approvals required by applicable laws to enable the consummation of the Transactions, including the Merger, as quickly as possible. This may include actions such as selling, divesting, licensing, or otherwise disposing of assets; terminating, amending, or assigning relationships and contractual rights; granting rights or accommodations to third parties; or imposing limitations on how the businesses or assets are owned or operated. However, the Parent Parties and their affiliates are not required to take such actions with respect to their affiliates (other than the Parent Parties, the Company, and its subsidiaries post-Closing), or with respect to certain assets, businesses, or intellectual property, unless the Transactions are consummated.

Certain Additional Covenants

The Merger Agreement contains certain additional covenants of the Company and the Parent Parties, including, among others, the following:

●	Preparation and Filing of Proxy Statement and Schedule 13E-3: The Company and the Parent Parties have agreed to cooperate in the preparation, filing, and clearance of the proxy statement and Schedule 13E-3 with the SEC, and to provide each other with information as reasonably requested in connection with such filings. The parties have further agreed to use their reasonable best efforts to respond to comments from the SEC and to cause the Schedule 13E-3 to be cleared as promptly as practicable.

●	Shareholders Meeting: The Company has agreed to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement, the Plan of Merger, and the Transactions, and to use its reasonable best efforts to solicit proxies in favor of such approval.

●	Public Announcements: The parties have agreed to consult with each other regarding public announcements relating to the transactions and not to issue any such announcements without the prior written consent of the other party, except as required by law or applicable stock exchange rules.

●	Stock Exchange Delisting and Deregistration: The Company has agreed to cooperate with the Parent Parties and use its reasonable best efforts to cause the delisting of the Common Shares from Nasdaq and TASE and the deregistration of the Common Shares under the Exchange Act as promptly as practicable following the Effective Time.

●	Employee Matters: The Parent Parties have agreed to provide specified employee benefits to Company employees following the closing of the Merger, including maintaining certain compensation and benefit levels for a specified period.

●	Resignations: The Company has agreed to use reasonable best efforts to cause the resignation of its directors, effective as of the Effective Time, as requested by Parent.

●	Tax Matters: The parties have agreed to cooperate in connection with tax matters, including the preparation and filing of tax returns, obtaining required tax rulings (including Israeli tax rulings), and the allocation of transfer taxes.

●	Israel Innovation Authority (IIA) Matters: The Company has agreed to consult with Parent regarding matters relating to the Israel Innovation Authority (“IIA”), including not to apply for or accept new IIA grants or approvals without Parent’s consent.

●	Transaction Litigation: The Company has agreed to keep Parent informed of, and allow Parent to participate in, the defense or settlement of any shareholder litigation relating to the Merger.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the closing of the following conditions:

●	the Merger Agreement and the transactions contemplated thereby, including the Plan of Merger and the Merger, must have been duly authorized and approved by the requisite vote of the Company’s shareholders;

●	no applicable law, judgment, order, injunction or other legal restraint or prohibition issued by any governmental authority of competent jurisdiction shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

●	all requisite regulatory approvals must have been obtained and remain in full force and effect.

The obligation of the Company to consummate the Merger is further subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the closing of the following additional conditions:

●	(i) The representations and warranties of the Parent Parties (other than certain specified fundamental representations) must be true and correct at and as of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the specified fundamental representations must be true and correct in all material respects at and as of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

●	The Parent Parties must have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the closing; and

●	Parent must have delivered to the Company a certificate, dated as of the closing date and signed by an authorized officer of Parent, certifying as to the satisfaction of the foregoing conditions.

The obligation of the Parent Parties to consummate the Merger is further subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the closing of the following additional conditions:

●	(i) The representations and warranties of the Company (other than certain specified fundamental representations) must be true and correct at and as of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the specified fundamental representations of the Company must be true and correct in all material respects at and as of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the capitalization representations must be true and correct except for de minimis inaccuracies; and (iv) certain other specified representations must be true and correct at and as of the closing as if made at and as of such time.

●	The Company must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing.

●	Since the date of the Merger Agreement, there must not have occurred any circumstance, occurrence, effect, change, event, or development that has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing as of the closing.

●	The Company must have delivered to Parent a certificate, dated as of the closing date and signed by its Principal Executive Officer or Principal Financial Officer, certifying as to the satisfaction of the foregoing conditions.

Termination of the Merger Agreement

The Merger Agreement may be terminated by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval.

Either the Company (acting at the recommendation of the Special Committee) or Parent may also terminate the Merger Agreement if, among other situations, and subject to certain exceptions, extensions and limitations set forth in the Merger Agreement:

●	if the Merger is not completed by 5:00 p.m. on the End Date. However, if all of the necessary closing conditions—except for obtaining required regulatory approvals or the absence of legal restrictions related to those approvals—have been met or waived, either the Company or the Parent may extend the End Date to April 9, 2026, by providing written notice to the other party, in order to allow additional time to secure the necessary regulatory approvals. The right to terminate the merger due to failure to meet the End Date will not be available to any party whose breach of the merger terms is the primary cause of the delay. Additionally, if the Parent is unable to complete the merger solely because the required financing is unavailable (and this unavailability is not primarily due to the Parent’s breach of the agreement), the Parent will still retain the right to terminate the merger under these circumstances. Any breach by a Parent Party will be considered a breach by the Parent for these purposes;

●	a legal restraint preventing the consummation of the Transactions has become final and non-appealable. The right to terminate the Merger Agreement due to such legal restraint will not be available to any party if the issuance of such legal restraint was primarily due to the failure of such party; or

●	if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting (including any due adjournment thereof) at which a vote on the Merger was taken.

The Company (acting at the recommendation of the Special Committee) may also terminate the Merger Agreement if:

●	any Parent Party breaches any representation, warranty covenant or agreement, or if any of their statements or assurances become untrue in a way that would prevent the necessary conditions for completing the Merger from being met by the closing date; provided that the Company first gives written notice of such breach to the Parent and allows up to 20 business days for the Parent to fix the problem (unless the end date for completing the Merger comes sooner), and further provided that the Company cannot terminate the Merger for these reasons if it is itself in material breach of its own obligations;

●	prior to receiving Company Shareholder Approval, the Company decides to accept a Superior Proposal, provided that the Company pays the required termination fee to the Parent at the same time as ending the Merger, and enters into the new agreement at the same time as the termination; or

●	all the conditions required to be met by the Company and Parent (other than those that are only to be satisfied at the Closing itself) have been met or waived, the Company has confirmed in writing that it is ready and able to complete the Merger, and the Parent Parties fail to complete the Merger by the required date, even after receiving this confirmation from the Company.

Parent may terminate the Merger Agreement if:

●	the Company breaches any representation, warranty, covenant or agreement, or if the Company’s statements or assurances become untrue in a way that would prevent the necessary conditions for completing the Merger from being met by Closing; provided that the Parent first gives written notice of such breach to the Company and allows up to 20 business days for the Company to remedy the breach (unless the end date for completing the Merger comes sooner), and further provided that the Parent cannot terminate the Merger for these reasons if any Parent Party is itself in material breach of its obligations under the relevant agreements; and

●	prior to the occurrence of a meeting of the Company’s shareholders to vote on the Merger Proposal if:

o	an Adverse Recommendation Change (as described in the in the section entitled “The Merger Agreement — No Solicitation of Transactions”) has occurred;

o	after a third party makes a tender offer or exchange offer for the Common Shares that is subject to Regulation 14D promulgated under the Exchange Act, and the Special Committee fails to make a timely recommendation that the Company’s shareholders reject such tender offer or exchange offer; or

o	after an Alternative Proposal is publicly disclosed and Parent requests to reaffirm its recommendation, the Special Committee fails to publicly and timely reaffirm its recommendation that the Company’s shareholders vote to adopt and approve the Merger.

Termination Fees

The Company is required to pay Parent the Company Termination Fee of $61,581,495 if:

●	the Merger Agreement is terminated by the Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive agreement for a Superior Proposal;

●	the Merger Agreement is terminated by Parent as a result of an Adverse Recommendation Change by the Board or Special Committee, or the failure of the Special Committee to make or reaffirm the Company Recommendation as required under the Merger Agreement; or

●	(A) after the date of the Merger Agreement but prior to termination, an Alternative Proposal is publicly made and not publicly withdrawn at least two business days prior to the Company Shareholders Meeting, (B) thereafter, the Merger Agreement is terminated by Parent or the Company due to failure to consummate the Merger by the End Date, failure to obtain Company Shareholder Approval, or a breach by the Company, and (C) within 12 months after such termination, the Company enters into a definitive agreement for or consummates an Alternative Proposal (with certain adjustments to the ownership threshold for such Alternative Proposal).

Parent is required to pay the Company the Parent Termination Fee in the amount of $172,428,187, if the Merger Agreement is terminated by the Company:

●	as a result of a material breach by Parent or Merger Sub that would cause the failure of a closing condition and is not cured within the applicable cure period, or

●	if all conditions to closing have been satisfied or validly waived (other than those to be satisfied at closing), the Company has confirmed it is ready, willing and able to close, and the Parent Parties fail to consummate the Closing within the required period.

Remedies and Limitations on Liability

The parties to the Merger Agreement agree that a party may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement by any party, in addition to any other remedy at law or equity. Notwithstanding the foregoing, the obligations of Parent and Merger Sub to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and Bidco to consummate the Merger, including causing the equity and debt financing to be funded shall be subject to the satisfaction of each of the following conditions: (a) all conditions to the obligations of each party to consummate the Merger (other than those conditions that by their terms are to be satisfied at the closing) have been satisfied or waived, (b) all conditions to the consummation of the Debt Financing have been satisfied (other than the receipt of the Equity Financing and those conditions to be satisfied at the Closing), and the full amount of the Debt Financing has been funded or will be funded at the closing if the Equity Financing were funded, (c) the Company has irrevocably confirmed in writing that it is ready, willing and able to consummate the closing and that all of the closing conditions to its obligations have been satisfied or waived, and (d) Parent and Bidco fail to consummate the Merger within five business days after delivery of such notice by the Company.

Except for rights of specific performance that may be available, in the event that the Company is entitled to terminate the Merger Agreement and receive the Parent Termination Fee and certain Enforcement Expenses and Reimbursement Obligations, the Company’s right to receive such amounts will be the sole and exclusive remedy of the Company and its affiliates for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by Parent and Bidco.

Similarly, except for rights of specific performance that Parent may be available, Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain Enforcement Expenses and Reimbursement Obligations will be the sole and exclusive remedy of Parent and Bidco for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by the Company.

The maximum aggregate liabilities of Parent and Bidco for monetary damages in connection with the Merger Agreement are limited to the Parent Termination Fee, the Reimbursement Obligations, and Enforcement Expenses, as applicable, and subject to the limitations set forth in the Merger Agreement.

While the Company, Parent and Bidco may pursue both a grant of specific performance and payment of a termination fee, none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and payment of a termination fee, and if the Merger Agreement is terminated and the relevant termination fee has been paid, the remedy of specific performance will no longer be available to any of the parties to the Merger Agreement against the party who has made such payment.

Amendment and Waiver

The Merger Agreement may be amended by the parties thereto at any time before or after receipt of the Company Shareholder Approval, by written agreement of the parties. However, after receipt of the Company Shareholder Approval, no amendment that by law requires further approval by the Company’s shareholders may be made without such further shareholder approval. Except as required by law, no amendment of the Merger Agreement will be submitted to the Company’s shareholders for approval unless such approval is required by law. Any amendment to the Merger Agreement must be in writing and signed by each of the parties. Termination of the Merger Agreement prior to the Effective Time does not require the approval of the shareholders of the Company or the Parent Parties.

At any time prior to the Effective Time, any party to the Merger Agreement may, by written agreement, (i) extend the time for the performance of any of the obligations or other acts of any other party, (ii) waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant thereto, (iii) waive compliance with any covenants and agreements of any other party or (iv) waive satisfaction of any of the conditions to its own obligations contained in the Merger Agreement. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by law, but will be at the direction of and only be valid if approved by the Special Committee. Any such extension or waiver must be set forth in a written instrument signed on behalf of the party granting such extension or waiver. The failure of any party to exercise any right, power or privilege under the Merger Agreement will not constitute a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement are cumulative and not exclusive of any rights or remedies provided by law.

Expenses Generally

Except as specifically provided for in the Merger Agreement, all fees and expenses incurred in connection with the Merger and the Transactions will be paid by the party incurring such fees or expenses, whether or not such Transactions are consummated.

Governing Law and Jurisdiction

The Merger Agreement is governed by, and will be construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof, except to the extent that the provisions of the laws of the Cayman Islands are mandatorily applicable, including with respect to the Merger, the vesting of assets and liabilities in the Surviving Company, the cancellation of Common Shares, dissenters’ rights, fiduciary duties, and internal corporate affairs.

Each of the parties to the Merger Agreement has agreed that any legal action or proceeding arising out of or relating to the Merger Agreement or the transactions contemplated thereby must be brought exclusively in the courts of the State of New York. Each party has irrevocably submitted to the jurisdiction of such courts and has waived any objection to the venue of any such action or proceeding or any claim that such action or proceeding has been brought in an inconvenient forum.

Support Agreement

Pursuant to the Support Agreement, the Rollover Shareholder has agreed to vote all of the Common Shares, whether beneficially or of record, by the Rollover Shareholder or its affiliates as of the date thereof, or acquired by the Rollover Shareholder or its affiliates on or after the date thereof and prior to the extraordinary general meeting in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the Record Date, collectively represented approximately 43.4% of the total issued and outstanding Common Shares (excluding for the purpose of this calculation, the Common Shares they may acquire through the exercise of Company share incentive awards within 60 days of the date hereof).

PROVISIONS FOR UNAFFILIATED SHAREHOLDERS

No provision has been made to (a) grant the unaffiliated security holders access to corporate files of the Company or any Participant or (b) obtain counsel or appraisal services at the expense of the Company or any Participant.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of Common Shares to dissent from the Merger and receive payment of the fair value of their Common Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex C, particularly the procedural steps required to exercise your Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel if you are considering exercising such right. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose the ability to assert Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to seek appraisal and payment of the fair value of its, his or her Common Shares upon dissenting from the Merger in pursuant to Section 238 of the Cayman Islands Companies Act.

The valid exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Common Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Common Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

●	You must give written notice of objection to the Merger (“Notice of Objection”) to the Company prior to the vote to authorize and approve the Merger at the extraordinary general meeting. The Notice of Objection must include a statement that you propose to demand payment for your Common Shares if the Merger is authorized by the vote at the extraordinary general meeting.

●	Within 20 days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have served a Notice of Objection.

●	Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and classes of the Common Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Common Shares. A dissenting shareholder must dissent in respect of all the Common Shares which it, he or she holds. Upon the giving of such Notice of Dissent, the dissenting shareholder will cease to have any of the rights of a shareholder, except for (a) the right to be paid the fair value of its, his or her Common Shares, (b) the right to participate fully in proceedings to determine the fair value of his or her Common Shares, and (c) the right to institute proceedings on the grounds that the Merger is unlawful or void.

●	Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Common Shares at a price determined by the Company to be the fair value of such Common Shares.

●	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on the price to be paid for the Common Shares owned by the dissenting shareholder, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Common Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed the fair value of their Common Shares with the Company, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed the fair value of their Common Shares with the Company and if a dissenting shareholder files a petition the Company must file such verified list within 10 days of service of such petition on the Company.

●	If a petition is timely filed and served, the Grand Court will determine at a hearing, at which dissenting shareholders are entitled to participate, (a) the fair value of such Common Shares held by those shareholders as the Grand Court finds are involved together with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by the registered shareholder or a person duly authorized on behalf of the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Common Shares are held by a fiduciary, such as by a trustee, guardian or custodian, such notices and petitions must be executed by or for the fiduciary. If Common Shares are held by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder; however, the agent must identify the registered owner and expressly disclose the fact that, in executing the notice or petition, he or she is acting as duly authorized agent for the registered owner. A person having a beneficial interest in Common Shares registered in the name of another person, such as a broker or other nominee, must act promptly to cause the registered holder to follow the steps summarized above and in a timely manner to exercise the Dissenters’ Rights attached to such Common Shares.

You must be a registered holder of Common Shares in order to exercise your dissenter rights in respect of such shares. If you do not satisfy each of these requirements and comply strictly with all procedures required by the Cayman Islands Companies Act with regard to the exercise of dissenter rights, you will not be entitled to exercise your Dissenters’ Rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a signed proxy card that does not direct how the Common Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Common Shares, or a vote against the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to the Company’s offices at Sapiens International Corporation N.V., Azrieli Center, Harokmim 18, Holon, 5885800, Israel, Attention: Company Secretary.

If you are considering dissenting, you should be aware that the fair value of your Common Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration that you would otherwise receive as consideration pursuant to the Merger Agreement if you do not exercise Dissenters’ Rights with respect to your Common Shares. In addition, in any proceedings for determination of the fair value of the Common Shares covered by a Notice of Dissent, the Company and the Parent Parties intend to assert that the Per Share Merger Consideration represents at least or more than the fair value of each of your Common Shares. You may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Cayman Islands Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following tables set forth selected historical consolidated financial information of the Company for each of the two years ended December 31, 2023 and 2024. The historical consolidated statements of operations data for the two years ended December 31, 2023 and 2024 and the consolidated balance sheet data as of December 31, 2023 and 2024 have been derived from the audited consolidated financial statements of the Company included in the 2024 Form 20-F, beginning on page F-1, which are incorporated into this proxy statement by reference. The consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in the 2024 Form 20-F. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

Selected Consolidated Statements of Operations and Comprehensive Loss Data:	Year ended December 31,
	2023	2024
	($ in thousands, except per share data)
Revenue	514,584	542,379
Cost of revenue	294,990	304,272
Gross profit	219,594	238,107
Research and development expenses	63,475	66,302
Selling, marketing, general and administrative expenses	77,251	85,956
Operating expenses	140,726	152,258
Operating income	78,868	85,849
Financial expense (income), net	1,750	(3,978)
Income before taxes on income	77,118	89,827
Taxes on income	14,251	17,507
Net income	62,867	72,320
Net income attributed to non-controlling interests	423	141
Net income attributable to Company shareholders	62,444	72,179
Net earnings per share attributable to Company shareholders
Basic earnings per share	1.13	1.29
Diluted earnings per share	1.12	1.29
Total comprehensive income	66,690	62,684
Total comprehensive income attributed to non-controlling interests	369	194
Total comprehensive income attributable to Company shareholders	66,321	62,490

Selected Consolidated Balance Sheet Data:

	As of December 31,
	2023	2024
	($ in thousands)
Total current assets	314,903	335,143
Total long-term assets	374,721	356,568
Total assets	689,624	691,711
Total current liabilities	149,124	149,583
Total long-term liabilities	90,553	62,499
Total liabilities	239,677	212,082
Total shareholders’ equity	447,270	479,629
Non-controlling interests	2,677	—
Total equity	449,947	479,629
Total liabilities and equity	689,624	691,711

Book Value per Common Share

The book value per Common Share as of December 31, 2024 was $8.58. Book value per Common Share is computed by dividing total equity (deficit) at $479,628,919 by the total Common Shares outstanding on that date, 55,887,225 Common Shares.

TRANSACTIONS IN THE COMMON SHARES

Purchases by the Participants

Purchases by the Parent Parties in the Past Two Years

The Parent Parties have not purchased any Common Shares during the two years prior to the date of this proxy statement.

Purchases by Topco in the Past Two Years

Topco has not purchased any Common Shares during the two years prior to the date of this proxy statement.

Purchases by Formula in the Past Two Years

Formula has not purchased any Common Shares during the two years prior to the date of this proxy statement.

Purchases by the Advent Entities in the Past Two Years

The Advent Entities have not purchased any Common Shares during the two years prior to the date of this proxy statement.

Purchases by the Company

The Company did not purchase any Common Shares during the two years prior to the date of this proxy statement.

Transactions in Prior 60 Days

Other than as described below, the Merger Agreement and agreements entered into in connection therewith including the Rollover Agreement, the Support Agreement and the Limited Guarantees, and as disclosed above, there have been no transactions in Common Shares during the past 60 days by the Company, any of the Company’s officers or directors, the Participants or any other person with respect to which disclosure is provided in Annex E or any associate or majority-owned subsidiary of the foregoing.

Transactions by the Company’s Directors and Executive Officers

Roni Al-Dor

Date	Acquisition	Disposition	Price Per Share ($)
July 14, 2025	—	11,609	29.6192 (1)
July 15, 2025	—	5,875	29.7692 (1)
July 16, 2025	—	10,625	29.7307 (1)
July 17, 2025	—	7,424	30.0038 (1)
July 18, 2025	—	1,100	30.2227 (1)
July 21, 2025	—	11,065	30.3411 (1)
July 22, 2025	—	8,132	30.4223 (1)
July 23, 2025	—	9,076	30.6570 (1)
July 25, 2025	—	8,150	28.8344 (1)
July 28, 2025	—	11,305	29.1082 (1)
August 4, 2025	—	22,771	26.9994 (1)
August 5, 2025	—	244	27.1019 (1)
August 8, 2025	—	10,168	26.6089 (1)
August 11, 2025	—	16,356	31.3546 (1)

(1)	Represents the sale of restricted shares granted on September 7, 2017.

PROPOSAL NO. 1: THE MERGER PROPOSAL

The Company is asking you to consider and vote on a proposal to adopt the Merger Agreement and approve the Transactions, including the Merger, with the Company continuing as the surviving corporation, the entry by the Company into the Plan of Merger, and upon the Merger becoming effective, the Adoption of Amended M&A and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A. For a summary of and detailed information regarding this proposal, see the information about the Merger Agreement throughout this proxy statement, including the information set forth in the section of this proxy statement entitled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement. You are urged to read the Merger Agreement carefully and in its entirety.

Vote Required

The approval of the Merger Proposal requires the affirmative vote of the holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Only votes actually cast “FOR” or “AGAINST” the Merger Proposal will be counted for purposes of determining whether the requisite two-thirds threshold has been met. Accordingly, a failure to submit a proxy or to vote in person at the meeting, an abstention, or a broker non-vote (if any) will have no effect on the outcome of the Merger Proposal.

Recommendation of the Board

The Board recommends a vote “FOR” the Merger Proposal.

PROPOSAL NO. 2: THE AUTHORIZATION PROPOSAL

The Company is asking you to consider and vote on a proposal authorizing each of the directors and/or officers of the Company, acting individually and without further shareholder approval, to take any and all actions, to execute and deliver any and all agreements, instruments, certificates or other documents, and to do or cause to be done any and all other things that such director, in his or her sole discretion, deems necessary, advisable or appropriate in order to effectuate, consummate or otherwise give full force and effect to the Merger Agreement, the Plan of Merger, and the Transactions, and upon the Merger becoming effective, the Adoption of Amended M&A. By approving the Authorization Proposal, you will be expressly authorizing each of the directors and/or officers of the Company to determine, in his or her discretion, the manner, precise timing and documentation for implementing the Transactions in accordance with the terms of the Merger Agreement and the Plan of Merger, to make and approve such non-substantive, administrative or ministerial changes to the Merger Agreement, the Plan of Merger, the Amended M&A or any related documents as such director deems necessary or advisable, and to exercise any and all powers of the Company under the Cayman Islands Companies Act, the Company’s memorandum and articles of association or otherwise to ensure that the Transactions are fully and effectively consummated in accordance with their terms.

Vote Required

The approval of the Authorization Proposal requires the affirmative vote of the holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Because only votes actually cast “FOR” or “AGAINST” will be counted for purposes of determining whether the requisite two-thirds threshold has been met, a failure to submit a proxy or to vote in person at the meeting, an abstention or a broker non-vote (if any) will each have no effect on the outcome of the Authorization Proposal.

Recommendation of the Board

The Board recommends a vote “FOR” the Authorization Proposal.

PROPOSAL NO. 3: THE Director PROPOSAL

The Company is asking you to approve a proposal that each of the following directors (having consented to act) be appointed as a director of the Company (as the surviving company in the Merger) in accordance with the memorandum and articles of association to be adopted at the Effective Time:

Don Whitt; and

Sarah Wise.

Vote Required

Approval of the Director Proposal requires the affirmative vote of the holders of Common Shares representing a majority of the votes cast by such holders entitled to vote and voting in person or by proxy. Abstentions, failure to vote your shares or broker non-votes, if any, will not have an effect on the outcome of this proposal.

Recommendation of the Board

The Board recommends a vote “FOR” the Director Proposal.

PROPOSAL NO. 4: THE ADJOURNMENT PROPOSAL

The Company is asking you to approve a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to constitute a quorum or approve the Merger Proposal and the Authorization Proposal at the time of the extraordinary general meeting. If the shareholders approve the Adjournment Proposal, the Company may adjourn the extraordinary general meeting to any date and use the additional time to solicit additional proxies, including from shareholders that have previously returned properly executed proxies voting against the Merger Proposal. Approval of the Adjournment Proposal could, among other things, allow the Company to adjourn the extraordinary general meeting without a vote on the Merger Proposal and seek to convince holders of shares voted against the Merger Proposal to change their votes to votes in favor of the Merger Proposal. The Board may also postpone the extraordinary general meeting before it commences, including if a quorum is not present.

Notwithstanding the foregoing, under the Merger Agreement, the Company may recess, adjourn or postpone the extraordinary general meeting without Parent’s consent only in certain specified circumstances as described further under the sections of this proxy statement entitled “The Merger Agreement” and “The Extraordinary General Meeting.”

If the extraordinary general meeting is adjourned or postponed to solicit additional proxies, shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use at the extraordinary general meeting as so adjourned or postponed. If a shareholder signs and returns a proxy and does not indicate how he, she or it wishes to vote on any proposal, or if such shareholder signs and returns a proxy and indicates a vote in favor of the Merger Proposal but does not indicate a choice on the Adjournment Proposal, such shareholder’s Common Shares will be voted “FOR” the Adjournment Proposal. However, if such shareholder indicates a vote against the Merger Proposal, such shareholder’s Common Shares only be voted in favor of the Adjournment Proposal if he, she or it indicates a vote in favor of the Adjournment Proposal. The Company does not intend to call a vote on the Adjournment Proposal if the Merger Proposal is approved at the extraordinary general meeting.

The vote on the Adjournment Proposal is a vote separate and apart from the vote on the Merger Proposal. Accordingly, you may vote to approve the Merger Proposal and vote not to approve the Adjournment Proposal or vice versa.

Vote Required

Approval of the Adjournment Proposal requires the affirmative vote of the holders of Common Shares representing a majority of the votes cast by such holders entitled to vote and voting in person or by proxy. Abstentions, failure to vote your shares or broker non-votes, if any, will not have an effect on the outcome of this proposal.

Recommendation of the Board

The Board recommends a vote “FOR” the Adjournment Proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of Common Shares, as of August 29, 2025, by:

●	each of the Company’s directors and executive officers;

●	the Company’s directors and executive officers as a group; and

●	each person known to the Company to beneficially own more than 5.0% of the total issued and outstanding Common Shares.

The calculations in the table below are based on 55,939,744 Common Shares outstanding as of August 29, 2025. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Common Shares beneficially owned by a person and the percentage ownership of that person, we have included Common Shares that the person has the right to acquire (including in respect of share incentive awards that vest) within 60 days from August 29, 2025, including through the exercise of any option, warrant, or other right or the conversion of any other security. These Common Shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Sapiens International Corporation N.V., Azrieli Center, 26 Harokmim St., Holon, 5885800 Israel.

	Number	%
Principal Shareholders
Formula Systems (1985) Ltd.(1)	24,314,766	43.5%
Directors and Named Executive Officers
Roni Al Dor(2)	755,849	1.3%
Roni Giladi(3)	200,684	*
Guy Bernstein	—	—
Eyal Ben Chlouche	—	—
Yacov Elinav	—	—
Uzi Netanel	—	—
Naamit Salomon	—	—
All directors and executive officers as a group (seven persons)	956,533	1.7%

*	Less than one percent.

(1)	Represents Common Shares held by Formula Systems (1985) Ltd. (“Formula”) based on information provided to the Company by Formula as of August 12, 2025. Also based on information provided to the Company, as of August 12, 2025, Asseco Poland S.A (“Asseco”) beneficially owned approximately 25.8% of the outstanding share capital of Formula. Asseco has significant influence over the election of the members of Formula’s board of directors (other than Formula’s external directors). The registered address of Formula is 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501. The registered address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(2)	Consists of (a) 415,849 Common Shares owned directly and (b) 340,000 Common Shares underlying Company Options exercisable within 60 days after August 29, 2025.

(3)	Consists of (a) 75,784 Common Shares owned directly and (b) 124,900 Common Shares underlying Company Options exercisable within 60 days after August 29, 2025.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “may”, “plans”, “predicts”, “projects”, “will”, “would”, and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

●	the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transactions that could reduce anticipated benefits or cause the parties to abandon the Transactions;

●	the possibility that the Company’s shareholders may not approve the Transactions;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances requiring the Company to pay a termination fee;

●	the risk that the parties to the Merger Agreement may not be able to satisfy the conditions to the Transactions in a timely manner or at all;

●	the risk of any litigation relating to the Transactions;

●	the risk that the Transactions and their announcement could have an adverse effect on the ability of the Company to retain buyers and retain and hire key personnel and maintain relationships with buyers, suppliers, employees, shareholders and other business relationships and on the Company’s operating results and business generally;

●	the risk that the Transactions and their announcement could have adverse effects on the market price of the Common Shares;

●	the possibility that the parties to the Transactions may not achieve some or all of any anticipated benefits with respect to the Company’s business and the Transactions may not be completed in accordance with the parties’ expected plans or at all;

●	the risk that restrictions on the Company’s conduct during the pendency of the Transactions may impact the Company’s ability to pursue certain business opportunities;

●	the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

●	the risk that the Company’s share price may decline significantly if the Transactions are not consummated;

●	the Company’s ability to enter into new strategic relationships and to further develop existing strategic relationships;

●	the Company’s ability to develop or acquire and deploy new solutions; (xv) the Company’s ability to raise capital and the terms of those financings;

●	the Company’s ability to identify and respond to cybersecurity threats and incidents;

●	the risks related to the Company’s principal location in Israel and its status as a Cayman Islands company;

●	general economic and market developments and conditions, including with respect to federal monetary policy, federal trade policy, interest rates, interchange rates, labor shortages and supply chain issues; and

●	the other risk factors and cautionary statements described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and other documents filed by the Company with the SEC. See “Where You Can Find More Information” beginning on page 118 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You may also obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at https://sapiens.com/us/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a going private transaction, the Company and the Participants have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since March 27, 2025 are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our Corporate Secretary, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR COMMON SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED OCTOBER 16, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

Agreement and Plan of Merger

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SAPIENS INTERNATIONAL CORPORATION N.V.,

SI SWAN UK BIDCO LIMITED,

SI SWAN GUERNSEY HOLDCO LIMITED, and

SI Swan Cayman Merger Sub Ltd.

Dated as of August 12, 2025

A-i

A-ii

EXHIBITS

Exhibit A     Form of Plan of Merger

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 12, 2025 (the “Agreement Date”), by and among Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”). The Parent Parties and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 9.3.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands (the “CICA”), Parent, Merger Sub and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) (the “Surviving Company”);

WHEREAS, the Company Board has established the Special Committee and delegated to the Special Committee authority to, among other things, develop, assess and negotiate the terms of a potential transaction with the Parent Parties and to make a recommendation to the full Company Board as to whether the Company should enter into such potential transaction;

WHEREAS, the Special Committee has unanimously (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares), (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company and, (iii) resolved to recommend that the Company Board (a) declare advisable and in the best interests of the Company the execution, delivery and performance of this Agreement, the Plan of Merger, the Merger and the other Transactions, (b) authorize and enter into (as applicable) this Agreement, the Plan of Merger and approve the Merger and the other Transactions and (c) subject to Section 5.5(d), recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting (this clause (iii), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, has unanimously (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares), (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) approved and declared advisable the execution, delivery and performance of this Agreement, the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.5(d), determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement and the Plan of Merger, the Merger, the other Transactions, at the Company Shareholders Meeting;

WHEREAS, the Bidco Board has approved this Agreement and declared it advisable for Bidco to enter into this Agreement and to consummate the Transactions;

WHEREAS, the Parent Board and the Merger Sub Board have each approved this Agreement and the Plan of Merger and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions;

WHEREAS, the Merger Sub Board has recommended the authorization and approval (as applicable) of this Agreement and the Plan of Merger by Parent, as its sole shareholder;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to the Parent Parties’ willingness to enter into this Agreement, Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”) has entered into a rollover agreement (the “Rollover Agreement”) with SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey (“Topco”) and the Parent Parties, pursuant to which, among other things, (i) the Rollover Shareholder has agreed, upon the terms and subject to the conditions in the Rollover Agreement, to receive shares in Topco as consideration for the transfer of the Rollover Shares to Topco and (ii) Topco will issue to the Rollover Shareholder shares of Topco in exchange for the Rollover Shares, as further specified in, and delivered in accordance with, the Rollover Agreement (the transactions contemplated by the Rollover Agreement, collectively, the “Rollover”);

WHEREAS, concurrently with the execution of this Agreement and as an inducement to the Parent Parties’ willingness to enter into this Agreement, the Rollover Shareholder has also entered into a support agreement (the “Support Agreement”) with Parent pursuant to which, among other things, the Rollover Shareholder has agreed upon the terms and subject to the conditions in the Support Agreement, to vote all its Common Shares beneficially owned by it in favor of the authorization and approval of this Agreement, the Plan of Merger, the Merger and the other Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company equity commitment letter (the “Equity Commitment Letter”), pursuant to which the Sponsors have agreed, subject to the terms and conditions set forth therein, to provide to Parent at or prior to the Closing the financing in the respective amounts and on the respective terms set forth therein and a debt commitment letter (including all annexures thereto, and together with the accompanying conditions precedent status letter, the interim facilities agreement and the term sheet described therein, the “Debt Commitment Letter”), dated on or prior to the Agreement Date, duly executed by each party thereto (including each Financing Source and Bidco), pursuant to which the Financing Sources thereto have irrevocably committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the Transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guarantee (the “Limited Guarantee”) from the Sponsors, in favor of the Company, pursuant to which, subject to the respective terms and conditions contained therein, the Sponsors are guaranteeing certain obligations of the Parent Parties contained in this Agreement; and

WHEREAS, the Company and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to proscribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the Parties agree as follows:

Article I
THE MERGER

Section 1.1 Transactions.

(a) In connection with the Merger and immediately prior to the Effective Time, (i) the Rollover Shareholder shall sell, assign, transfer and convey to Merger Sub, free and clear of all Liens (other than Liens imposed by applicable securities Laws), and Merger Sub shall accept and receive, the Non-Rollover Shares, (ii) in exchange therefor, Parent (on behalf of Merger Sub) shall issue to the Rollover Shareholder the Loan Note (as defined in the Rollover Agreement), and (iii) in exchange therefor, Merger Sub shall issue to Parent a number of shares of Merger Sub with an aggregate value equal to the Loan Note (the “Exchanged Merger Sub Shares”).

(b) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company.

Section 1.2 Closing.

The closing (the “Closing”) of the Merger shall take place by electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date to be agreed by the Parties, that is no later than the fifth (5th) Business Day following the satisfaction or, to the extent permitted hereunder and by applicable Law (as applicable), waiver of the conditions set forth in Article  VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of those conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time.

Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Company and the Parent Parties shall (a) cause the Plan of Merger to be duly executed (if not already executed in connection with any pre-clearance of the Merger with the Registrar of Companies of the Cayman Islands) and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICA in connection with the Merger. The Merger shall become effective on the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or at such other date as may be agreed in writing by the Parent Parties and the Company, and specified in the Plan of Merger (such date and time, the “Effective Time”).

Section 1.4 Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.5 Memorandum and Articles of Association.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Surviving Company shall be amended and restated to the form annexed to the Plan of Merger.

Section 1.6 Directors and Officers of Surviving Company.

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent nominates to be appointed with effect from the Effective Time (subject to the agreement of such Persons to serve as directors of the Surviving Company), will be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the Effective Time, the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. If at any time after the Effective Time, the Surviving Company determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Article II
EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES

Section 2.1 Effect on Share Capital.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of the Company, the Parent Parties or the holders of any securities of the Company:

(a) each Common Share owned by the Company as a treasury share as of immediately prior to the Effective Time, will be cancelled, no longer be outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor;

(b) each Common Share that is owned by Bidco, Parent or any of its Subsidiaries (including Merger Sub), each Non-Rollover Share, and each Common Share owned by any direct or indirect wholly owned Subsidiary of the Company, in each case, as of immediately prior to the Effective Time, will be cancelled, no longer be outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor;

(c) each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares, including any Non-Rollover Shares, which will be treated in accordance with Section 2.1(a) and Section 2.1(b), as applicable, (ii) Dissenting Shares (as defined below), which will be treated in accordance with Section 2.3 and (iii) the Rollover Shares), will be cancelled, no longer be outstanding, and will automatically cease to exist, and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Common Shares (“Book-Entry Shares”), will cease to have any rights with respect thereto, except the right to receive $43.50 in cash per Common Share without interest thereon (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.2. For the avoidance of doubt, the Rollover Shares shall not be entitled to receive the Per Share Merger Consideration; and

(d) (i) each Rollover Share held by the Rollover Shareholder shall continue to be one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company, and (ii) each share of par value US$0.0001 per share of Merger Sub issued and outstanding immediately prior to the Effective Time (including each Exchanged Merger Sub Share) shall be converted into and become one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company. Immediately following the Effective Time, such common shares in the Surviving Company shall constitute the only issued and outstanding shares of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.2 Payment Fund.

(a) Paying Agent; Israeli Withholding Agent. Prior to Closing, Parent will, at its sole cost and expense, appoint a financial institution or trust company nationally recognized in the U.S. and reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment and delivery of the aggregate amount of the Per Share Merger Consideration payable at the Effective Time pursuant to Section 2.1 and, solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4 (collectively, the “Aggregate Merger Consideration”) and enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent. At or prior to the Closing, Parent shall deposit or shall cause to be deposited with the Paying Agent, by wire transfer of immediately available funds, for payment in accordance with this Article II through the Paying Agent, cash in an amount sufficient to pay the Aggregate Merger Consideration (such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund”). In the event the Payment Fund shall be insufficient to make the payments in connection with the Merger contemplated by Section 2.1 and, solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4, respectively, Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent or the Company, as applicable, in an amount that is equal to the deficiency in the amount required to make the applicable payment. Parent shall cause the Paying Agent, pursuant to irrevocable instructions, to deliver the Aggregate Merger Consideration contemplated to be issued pursuant to Section 2.1 and, solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4 out of the Payment Fund. At or prior to the Closing, to the extent necessary in light of the provisions of the Withholding Tax Ruling, Parent will, at its sole cost and expense, appoint an Israeli withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in obtaining and approving any requisite residency certificate and/or other declaration and approving any Valid Tax Certificate for Israeli Tax withholding purposes as well as transferring any withheld amount to the ITA, and, in connection therewith, shall enter into an agreement with the Israeli Withholding Agent in a form reasonably satisfactory to the Company.

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in any event within three (3) Business Days thereafter), Parent, Bidco and the Surviving Company will cause the Paying Agent to provide to each holder of record of Common Shares in respect of which the Per Share Merger Consideration is payable pursuant to Section 2.1(c): (i) a form of letter of transmittal in such form and containing such other provisions as Parent and Bidco may reasonably designate and as are reasonably acceptable to the Company prior to the Effective Time (the “Letter of Transmittal”) and which specifies that delivery and cancellation of such Common Shares will be effected and risk of loss and title will pass only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request); and (ii) instructions for effecting the cancellation of Book-Entry Shares in exchange for the applicable Per Share Merger Consideration payable in respect of the Common Shares represented thereby.

(c) Merger Consideration Received in Connection with Exchange. Upon the receipt of an “agent’s message” by the Paying Agent, in each case, together with such other documents as reasonably may be required by the Paying Agent, the holder of such Book-Entry Shares will be entitled to receive in exchange therefor and Parent and Bidco shall cause the Paying Agent to pay the consideration payable in respect of the Common Shares previously represented thereby pursuant to Section 2.1. In the event of a transfer of ownership of Book-Entry Shares that has not been registered in the transfer records of the Company, any Per Share Merger Consideration payable in respect of the Common Shares previously represented thereby may be paid to the transferee or transferees if Book-Entry Share representing such prior Common Shares is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer Taxes have been paid. Until cancelled as contemplated by this Section 2.2(c), each Book-Entry Share, including any prior Common Shares represented thereby, will, at any time from and after the Effective Time, represent only the right to receive upon such cancellation the consideration that the holder of such Book-Entry Share is entitled to receive in respect of the prior Common Shares represented thereby pursuant to this Section 2.2(c). No interest will be paid or accrued on the cash payable upon cancellation of the Book-Entry Shares.

(d) Company Equity Awards Consideration. Notwithstanding anything to the contrary in this Agreement, any payment made under this Agreement (i) with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs shall be deposited with the 102 Trustee through the Paying Agent, and released by the 102 Trustee to the holders of such 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs (as applicable) in accordance with the provisions of the Options Tax Ruling (or the Interim Options Tax Ruling) and Section 102 of the Ordinance, and (ii) with respect to Non-Israeli Awards, shall be made by the Company Subsidiary with whom the holder of such Non-Israeli Award is or was employed or engaged for payment to such holder (and Parent and Bidco shall cause such Company Subsidiary to make such payment to such holder) through such Company Subsidiary’s payroll or accounts payable system, as applicable, no later than the first (1st) regularly scheduled payroll date that is not less than ten (10) days following the Closing Date.

(e) No Further Ownership Rights in Common Shares. The Per Share Merger Consideration, when actually paid in accordance with the terms of this Article II in respect of each cancelled Common Share, will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Common Share. From and after the Effective Time, there will be no further registration of transfers in the register of members of the Surviving Company of Common Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares representing Common Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Common Shares, except as otherwise provided for in this Agreement (including Section 2.1(c)) or by applicable Law. If, after the Effective Time, any Book-Entry Shares are presented to Parent, Bidco, the Surviving Company, or the Paying Agent for any reason, they will be cancelled as provided in this Article II, with the holder thereof entitled to receive the Per Share Merger Consideration payable in respect of the Common Shares represented thereby pursuant to Section 2.1 and, in the case of Dissenting Shares, subject to applicable Law and Section 2.3.

(f) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or any other amounts received with respect thereto) that remains undistributed to the holders of Common Shares on the date that is twelve (12) months after the Effective Time may, upon the Surviving Company’s request, subject to applicable withholding, including pursuant to the Withholding Tax Ruling, be delivered to the Surviving Company, and after any such delivery, any Person who was, at the Closing, a holder of a Common Share (other than the Excluded Shares) who has not theretofore complied with this Article II will thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Per Share Merger Consideration payable with respect thereto, without any interest thereon.

(g) No Liability. None of the Surviving Company, the Parent Parties or the Paying Agent will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official in accordance with the requirements of any applicable abandoned property, escheat, or similar Law. Notwithstanding anything to the contrary in this Agreement, any portion of the Aggregate Merger Consideration to be paid in accordance with this Article II that remains undistributed to the holders of Book-Entry Shares immediately prior to the date on which such portion of the Aggregate Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any person previously entitled thereto.

(h) Investment of Payment Fund. The Paying Agent will invest any cash in the Payment Fund if and as directed by Parent or Bidco or, after the Effective Time, the Surviving Company. Any interest and other income resulting from such investments will be paid to, and be the property of, Parent or, after the Effective Time, the Surviving Company. No investment losses resulting from any investment of the Payment Fund will diminish the rights of any of the holders of Common Shares, 102 Shares, 102 Options, 102 RSUs, 3(i) Options or 3(i) RSUs to receive the portion of the Aggregate Merger Consideration payable to them. To the extent there are losses with respect to such investments or (subject to Section 2.2(f)) the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms of this Agreement, Parent or Bidco or, after the Effective Time, the Surviving Company will promptly replace or restore, or cause to be replaced or restored, the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(i) Withholding Rights.

(i) Each of Parent, Bidco, the Company, Merger Sub, the Surviving Company, the 102 Trustee, the Paying Agent, the Israeli Withholding Agent, any TASE member, any of their respective Affiliates and any other applicable paying or withholding agent (each, a “Payor”) (without duplication) will be entitled to deduct and withhold from any consideration payable or transferable to any Person pursuant to the Transactions or this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment or transfer under applicable Law (including the Code, the Ordinance and any applicable provisions of Israeli or non-Israeli Tax Law) and in accordance with the Withholding Tax Ruling and, if obtained, the Interim Options Tax Ruling, and the Options Tax Ruling. Amounts so withheld and paid over to the appropriate Governmental Entity (including the ITA) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding (excluding, for the avoidance of doubt, amounts payable with respect to 102 Options, 102 RSUs, and 102 Shares, which shall be paid through the 102 Trustee) shall be paid by the Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures.

(ii) Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to Israeli Taxes, the consideration payable to each holder of Common Shares (other than the holders of 102 Shares) and, in the case of the Rollover Shareholder, any amount payable to such Rollover Shareholder under the Loan Note will be paid to and retained by the Paying Agent for the benefit of each such holder of Common Shares for a period of up to 365 days from the Closing Date (the “Withholding Drop Date”), unless Parent or the Paying Agent is otherwise explicitly instructed in writing by the ITA, during which time the Paying Agent will not make any payments to any holder of Common Shares and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each holder of Common Shares may obtain (or, if one already exists, present to the Paying Agent) a Valid Tax Certificate or any other document required in the Withholding Tax Ruling. If a holder of Common Shares delivers, no later than three (3) Business Days prior to the Withholding Drop Date a Valid Tax Certificate or any other document required in the Withholding Tax Ruling to the Paying Agent, then the Per Share Merger Consideration due to such holder of Common Shares will be paid to such holder of Common Shares and the deduction and withholding of any Israeli Taxes will be made only in accordance with such Valid Tax Certificate and the Withholding Tax Ruling, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). If a holder of Common Shares (A) does not provide the Paying Agent with a Valid Tax Certificate or any other document required in the Withholding Tax Ruling, by no later than three (3) Business Days before the Withholding Drop Date, or (B) submits a written request with the Paying Agent to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate or any other document required in the Withholding Tax Ruling at or before such time, then the amount to be withheld from such holder’s portion of the consideration payable pursuant to Section 2.1 will be calculated according to the applicable withholding rate on the date of payment under applicable Law and the provisions of the Withholding Tax Ruling, as reasonably determined by the Israeli Withholding Agent, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars will be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(iii) Notwithstanding anything to the contrary in this Agreement, with respect to the Rollover Shareholder, until such recipient, or anyone on its behalf, presents to the Israeli Withholding Agent, a Valid Tax Certificate, or evidence satisfactory to the Israeli Withholding Agent that the full applicable Tax amount with respect to such recipient, as determined by the Israeli Withholding Agent, is/has been withheld, (A) shares of Topco shall be issued in the name of the Paying Agent, to be held in trust for such Rollover Shareholder and delivered to such Rollover Shareholder in compliance with the withholding requirements under this Section 2.2(i)(iii), and (B) no portion of the Per Share Merger Consideration payable in cash to such Rollover Shareholder, and no portion of the repayment amount payable to such Rollover Shareholder under the Loan Note, shall be released to such Rollover Shareholder. Any amount required to be withheld with respect to the Rollover Shareholder shall be funded (I) through a reduction from any portion of the Per Share Merger Consideration then payable in cash to such Rollover Shareholder, (II) by such Rollover Shareholder directly in immediately available cash, to the Israeli Withholding Agent, or (III) to the extent the foregoing clauses (I) or (II) are not implemented, through the forfeiture or sale of the portion of the shares of Topco otherwise deliverable to such Rollover Shareholder by the Paying Agent, that is required to enable the Israeli Withholding Agent to comply with applicable deduction or withholding requirements.

(iv) Notwithstanding the provisions of Section 2.2(i)(i), any payments made to holders of Company Options, holders of Company RSU and holders of 102 Shares will be subject to deduction or withholding of Israeli Tax pursuant to the Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless (A) with respect to holders of 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, the Options Tax Ruling (or the Interim Options Tax Ruling) shall have been obtained before the 16th day of the calendar month following the month during which the Closing occurs, and in such case, withholding shall be as determined in the Options Tax Ruling (or the Interim Options Tax Ruling), (B) subject to provisions of the Withholding Tax Ruling with respect to any non-Israeli resident holders of Company Options or Company RSUs (other than the Company Options and Company RSUs that fall under clause (A) above) who were engaged by a non-Israeli Company Subsidiary, and who were granted such awards in consideration for work or services performed entirely outside of Israel and that provide to Parent, with a validly executed declaration in a customary form that is reasonably acceptable to Parent, then such payments will not be subject to any withholding or deduction of Israeli Tax, and will be made through the applicable Company Subsidiary’s payroll or accounts payable system, as applicable, subject to any non-Israeli withholding required under applicable Law, and (C) with respect to holders of Company Options and Company RSUs that do not fall under clauses (A) and (B) above, a Valid Tax Certificate was provided.

Section 2.3 Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to exercise the rights conferred by Section 238 of the CICA, reduced by all applicable withholding Taxes, if any, withheld in accordance with Section 2.2(i).

(b) For the avoidance of doubt, all Common Shares held by Dissenting Shareholders who shall have not exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICA shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.2, subject to all applicable Tax withholding in accordance with Section 2.2(i). Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c) The Company shall give Parent (i) prompt notice (and in any event within 48 hours of receipt) of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) to the extent permitted by applicable Law, the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICA within 20 days of obtaining the Company Shareholder Approval.

Section 2.4 Treatment of Company Equity Awards.

Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any Parent Party, the Company, any holder of Company Options or Company RSUs, or any other Person, the Company Options and Company RSUs then outstanding will be treated as provided in this Section 2.4.

(a) Vested Company RSUs. Each Vested Company RSU shall be cancelled, with the holder of any such Vested Company RSU becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, the Per Share Merger Consideration in respect of each Common Share covered by such Company RSU, without interest and subject to applicable withholding Taxes.

(b) Unvested Company RSU. Each Unvested Company RSU shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Common Shares subject to such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount shall, subject to the holder’s continued service with Parent, Bidco or their respective Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSU for which such Cash Replacement Company RSU Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSU Amount shall otherwise have the same terms and conditions (including with respect to service-based vesting conditions and terms of acceleration pursuant to the applicable termination of employment) as applied to the Unvested Company RSU for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent or Bidco. The Company shall pay any portion of the Cash Replacement Company RSU Amount that vests to the applicable holder thereof, without interest, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests. Bidco shall cause: (A) the transfer of the aggregate Cash Replacement Company RSU Amount that is payable with respect to such Unvested Company RSUs that are 102 RSUs or 3(i) RSUs to the 102 Trustee, on behalf of holders of 102 RSUs or 3(i) RSUs, as applicable, in accordance with Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling, which shall be released by the 102 Trustee, subject to appropriate Tax withholdings, in accordance with the terms and conditions of Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling; and (B) payment of the aggregate Cash Replacement Company RSU Amount that becomes payable with respect to such Unvested Company RSUs (other than 102 RSUs and 3(i) RSUs) by the Surviving Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures. Bidco shall use commercially reasonable efforts to obtain the required valuations, if and to the extent required, to comply with the provisions of the Options Tax Ruling.

(c) Vested Company Options. Each Vested Company Option shall be cancelled, with the holder of any such Company Option becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash (without interest) equal to the product of (i) the number of Common Shares subject to such Vested Company Option and (ii) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Vested Company Option, without interest and subject to applicable withholding Taxes.

(d) Unvested Company Options. Each Unvested Company Option shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the number of Common Shares subject to such Unvested Company Option and (ii) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Unvested Company Option (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount shall, subject to the holder’s continued service with Parent, Bidco or their respective Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Company Option Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company Option Amount shall otherwise have the same terms and conditions (including with respect to service-based and performance-based vesting conditions and terms of acceleration pursuant to the applicable termination of employment) as applied to the Unvested Company Option for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent or Bidco. The Company shall pay any portion of the Cash Replacement Company Option Amount that vests to the applicable holder thereof, without interest, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests. Bidco shall cause: (A) the transfer of the aggregate Cash Replacement Company Option Amount that is payable with respect to such Unvested Company Options that are 102 Options or 3(i) Options to the 102 Trustee, on behalf of the holders of 102 Options or 3(i) Options, as applicable, in accordance with Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling, which shall be released by the 102 Trustee, subject to appropriate Tax withholdings, in accordance with the terms and conditions of Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling; and (B) payment of the aggregate Cash Replacement Company Option Amount that becomes payable with respect to such Unvested Company Options (other than 102 Options and 3(i) Options) to be paid by the Surviving Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures. Bidco shall use commercially reasonable efforts to obtain the required valuations, if and to the extent required, to comply with the provisions of the Options Tax Ruling.

(e) Out-of-the-Money Options. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

(f) No Further Rights in Company Equity Awards. Each holder of a Company RSU, Company Option, or other equity award will cease to have any rights with respect thereto, except the right to receive the applicable consideration in respect thereof pursuant to this Section 2.4.

(g) Company Actions. Promptly after the Agreement Date, the Company and the Company Board will take all actions necessary or appropriate under the Company Share Plans and the Law or as reasonably may be requested by Parent (including to amend the Company Share Plans, obtain any consents (other than consents from individual holders of Company RSUs or Company Options, as necessary) and pass any resolutions as and when necessary), in order to effectuate the treatment of the Company RSUs or Company Options as contemplated by this Section 2.4.

Section 2.5 Treatment of Company Series B Debentures.

Prior to the consummation of the transactions set forth in Section 1.1(a), the Company shall fully redeem the Company Series B Debentures in accordance with and subject to the terms of the Deed of Trust.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the reports, schedules, forms statements, registration statements, prospectuses and other documents filed or furnished by the Company with the SEC publicly available after January 1, 2024 and prior to the Agreement Date so long as such documents are publicly available via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system or have been provided to Parent at least one (1) day prior to the Agreement Date and excluding any statements in any “Forward-Looking Statements” or “Risk Factors” sections or any other disclosures contained therein to the extent that such statements are cautionary, predictive or forward-looking in nature, but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statement (the “Company SEC Documents”), it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 3.1, Section 3.2(a), Section 3.3, Section 3.4, Section 3.5, Section 3.20, Section 3.21, or Section 3.22 or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to the Parent Parties as follows.

Section 3.1 Organization, Standing and Power.

The Company is a Cayman Islands exempted company duly incorporated or registered, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available accurate and complete copies of the memorandum and articles of association of the Company in effect as of the Agreement Date (the “Company Articles of Association”), and the Company Articles of Association as so Made Available have not been further amended or otherwise modified and are in full force and effect.

Section 3.2 Company Subsidiaries.

(a) Except as set forth in Section 3.2(a) of the Company Disclosure Letter, all of the outstanding share capital or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are legally and beneficially owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens.

(b) Except for the share capital and voting securities of, and other equity interests in, the Company Subsidiaries and the Minority Investments, neither the Company nor any Company Subsidiary owns, directly or indirectly, any share capital or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interests in, any Person.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary and each Minority Investment of the Company as of the Agreement Date, together with (i) the jurisdiction of organization, incorporation, registration or formation of each such Company Subsidiary or Minority Investment, and (ii) the percentage of the outstanding issued shares, issued share capital or registered capital, as the case may be, of each such Company Subsidiary or Minority Investment owned or otherwise held by the Company or a Company Subsidiary.

(d) Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of such Company Subsidiary where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available to Parent true, complete and correct copies of the charter and organizational documents of each Company Subsidiary, and such documents as so Made Available have not been further amended or otherwise modified and are in full force and effect.

Section 3.3 Capital Structure.

(a) The authorized share capital of the Company is €700,000.00 divided into 70,000,000 common shares with a par value of one Eurocent (€ 0.01) each (the “Common Shares”). At the close of business on August 8, 2025 (the “Capitalization Time”), (i) 55,900,637 Common Shares were issued and outstanding; (ii) 2,328,296 Common Shares were held in the Company’s treasury; (iii) 1,229,686 Common Shares were reserved and available for the grant of future awards pursuant to the Company Share Plans; (iv) Company Options to acquire 1,805,000 Common Shares having a weighted average exercise price of $24.69 per Common Share were outstanding; and (v) Company RSUs in respect of 39,143 Common Shares were outstanding. From the Capitalization Time to the Agreement Date, the Company has not issued or granted any Common Shares, other than pursuant to the vesting, settlement, or exercise of Company Options or Company RSUs. Section 3.3(a) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Time, each outstanding Company Options and Company RSUs, and (A) the name and country of residence of the holder thereof, (B) the date of grant and, in the case of Company Options, the expiration date, (C) the type of award and the number of Common Shares issuable thereunder or subject thereto, (D) the Company Share Plan pursuant to which such Company Option or Company RSU was granted, and (E) the vesting schedule (including single- or double-trigger vesting provisions).

(b) Except as set forth in Section 3.2(a), Section 3.2(c) and Section 3.3(a) of the Company Disclosure Letter, as of the Capitalization Time there were no issued, reserved for issuance or outstanding: (i) shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (iii) warrants, calls, subscriptions, conversion rights, calls, preemptive rights, commitments, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any shares, voting securities, voting Indebtedness, or securities convertible into or exchangeable for shares, pre-emption rights, rights of first refusal, voting securities or voting Indebtedness of the Company or a Company Subsidiary, or (iv) restricted share units, restricted shares, profits interests, equity appreciation rights, stock options, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of the Company or any Company Subsidiary. The Company has not issued and will not issue any of the securities described in clauses (i) through (iv) above in violation of any purchase option, call option, right of first refusal, pre-emptive right or similar rights of any shareholder of the Company or any other Person.

(c) All outstanding Common Shares are, and, at the time of issuance, all Common Shares that may be issued upon the vesting or settlement of Company Options and Company RSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, Law or any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the CICA, the Company Articles of Association or any Contract to which the Company is a party or otherwise bound.

(d) Section 3.3(d) of the Company Disclosure Letter lists each (i) Company Option, Company RSU and 102 Share, (ii) the Company Share Plan under which such Company Option or Company RSU was issued, or the Prior Company Share Plan under which such 102 Shares were issued, (iii) the name of the holder of such Company Option, Company RSU or 102 Share, (iv) the number of Common Shares issuable thereunder, (v) the grant date of such Company Option or Company RSU or 102 Share, (vi) the expiration date of such Company Option or Company RSU, (vii) the exercise or similar purchase price of such Company Option, (viii) the vesting schedule (including any right to accelerated vesting in connection with the Transaction) and the number of Common Shares as to which such Company Option or Company RSU is vested and unvested, (ix) the country in which the holder thereof provides or provided services to the Company or any Company Subsidiary, (x) the employing or engaging entity of such holder, (xi) whether such Company Option, Company RSU or 102 Share was granted pursuant to Section 3(i) or Section 102 (and the applicable sub-section of Section 102) or subject to any tax arrangement received from the ITA, and (xii) for 102 Options, 102 RSUs and 102 Shares, the date of deposit of such 102 Options, 102 RSUs or 102 Shares with the 102 Trustee. With respect to each (x) Company Option, (y) Company RSU and (z) award pursuant to which a 102 Share was issued: each was granted under, and in compliance with the terms of, the applicable Company Share Plan or Prior Company Share Plan and in compliance with applicable Law. The treatment of the Company Options and Company RSUs described in Section 2.4 is permitted by the terms of the Company Share Plans, the applicable award agreements and all other agreements, if any, related to such Company Options and Company RSUs.

(e) All dividends on Common Shares or other securities of the Company that have been declared or authorized have been paid in full.

Section 3.4 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions, subject to the receipt of the Company Shareholder Approval.

(b) As of the Agreement Date, the Special Committee comprises three (3) members of the Company Board, each of whom the Company Board determined is disinterested in the Transactions and qualifies as an “independent director” (as such term is defined in Section 5605(a)(2) of the Nasdaq Rules). The Special Committee has been duly authorized and constituted and at a meeting duly called and held has (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) resolved to submit the Special Committee Recommendation to the Company Board and (iv) subject to Section 5.5(d), determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at a duly held meeting of such holders for such purpose (the “Company Shareholders Meeting”).

(c) The Company Board, acting upon the Special Committee Recommendation, at a meeting duly called and held, has (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) approved and declared advisable the execution, delivery and performance of this Agreement, the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.5(d), determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting.

(d) Except for any Adverse Recommendation Change made after the Agreement Date and in accordance with Section 5.5(d), the resolutions and determinations of the Special Committee and the Company Board referenced in Section 3.4(a), Section 3.4(b) and Section 3.4(c) have not been amended or withdrawn.

(e) Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company, the Company Subsidiaries or any of their respective shareholders are necessary to authorize and approve (as applicable) this Agreement and the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and other documents as may be required to be filed pursuant to section 233 of the CICA and filing the same with the Registrar of Companies of the Cayman Islands and the filing of the Schedule 13E-3 with the SEC).

(f) The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Parent Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.5 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement and the Plan of Merger does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Articles of Association, assuming that the Company Shareholder Approval is obtained, or the charter or organizational documents of any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.5(b), contravene, conflict with or result in a violation or breach of any Law (including any rule of Nasdaq) or Judgment, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), (iii) assuming compliance with the matters referred to in Section 3.5(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any Material Contract or any material Permit of the Company or any of the Company Subsidiaries (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation set forth in such Material Contract or material Permit), (iv) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, or (v) conflict with or violate any of the requirements of, or give a Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Material Grant or Permit, or any benefit provided or available under any Material Grant or Permit that is held by the Company or any Company Subsidiary, with only such exceptions, in the case of each of clauses (ii) through (v), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Company with the SEC of the Schedule 13E-3, which will include the Proxy Statement (as defined below) as an exhibit, and (B) such other compliance by the Company with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) filing with the Registrar of Companies of the Cayman Islands the Plan of Merger and any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger; (iii) compliance with the Nasdaq rules and regulations, (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Entities and other third parties set forth in Section 3.5(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”); and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Company SEC Documents; Controls.

(a) Since January 1, 2023, the Company has filed with or furnished to the SEC on a timely basis all Company SEC Documents. The Company has Made Available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the Company’s Knowledge, no Company SEC Document is the subject of ongoing SEC review, comment or investigation and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b) Each Company SEC Document (i) at the time filed with or furnished to the SEC or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of Nasdaq, the Sarbanes-Oxley Act of 2002, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed with or furnished to the SEC (or became effective in the case of registration statements or if amended or superseded by a filing or amendment prior to the Agreement Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the generally accepted accounting principles and practices in effect from time to time within the United States (“GAAP”) consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and/or the Company Board, as applicable, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets that would or would be reasonably expected to have a material effect on the Company’s financial statements. The Company’s management has not identified or disclosed to the Company’s auditors or audit committee, and to the Company’s Knowledge the Company’s independent financial auditor has not identified (i) any significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves management who has a significant role in internal controls.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are designed to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

(e) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) None of the Company Subsidiaries is, or has ever been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.7 Financial Statements; No Undisclosed Liabilities.

(a) Each of the consolidated financial statements (in each case, including the related notes) of the Company included in the Company SEC Documents complied, at the time it was filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in all material respects, the consolidated financial position of the Company and consolidated Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments, none of which would be material to the Company and the Company Subsidiaries, taken as a whole).

(b) There are no Liabilities of the Company or any of the Company Subsidiaries of a type required by GAAP to be recorded as a liability on a consolidated balance sheet of the Company or in the notes thereto or any other financial Indebtedness of the Company or any of the Company Subsidiaries, other than: (i) Liabilities disclosed and reserved for on the Company Balance Sheet, (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (excluding Liabilities arising out of any breach of or default under a Contract or violation of Law, misappropriation, infringement or Action), (iii) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement and the Transactions, (iv) Liabilities for performance required under Contracts of the Company or a Company Subsidiary existing as of the Agreement Date or entered into after the Agreement Date as permitted under Section 5.1 (excluding Liabilities arising out of any breach or default under such Contracts), (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (vi) in respect of other financial Indebtedness, as disclosed in the Company Disclosure Letter.

(c) Except as required by changes under GAAP or applicable Law, there have been no material changes in accounting methods, policies or practices of the Company or any of the Company Subsidiaries since January 1, 2023 (except, in each case, as described in the notes to the financial statements).

Section 3.8 Information Supplied.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Transactions, including the Schedule 13E-3, which will include the Proxy Statement as an exhibit, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto or document incorporated by reference therein (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or at the time of the filing of any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) No representation is made by the Company or any of its Affiliates in this Section 3.8 or otherwise with respect to statements made or incorporated by reference therein based on information supplied by the Parent Parties, the Rollover Shareholder or any of their respective Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events.

(a) From the Company Balance Sheet Date until the Agreement Date (i) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Letter, from the Company Balance Sheet Date until the Agreement Date, except for discussions, negotiations and activities related to this Agreement, there has not been any action taken by the Company or the Company Subsidiaries that, if taken during the period from Agreement Date through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(a), Section 5.1(b), Section 5.1(c) (but only with respect to the Company), Section 5.1(e), Section 5.1(h), Section 5.1(m), Section 5.1(n), Section 5.1(p) and Section 5.1(t) (solely as it relates to the foregoing).

Section 3.10 Compliance with Laws; Permits

(a) The Company and each of its Subsidiaries are, and since January 1, 2023, have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, and all such Permits are in full force and effect and no suspension or cancellation of any material Permit is pending, or to the Company’s Knowledge, threatened, except where the failure to hold the same or the failure of the same to be in full force and effect, or the suspension or cancellation of any of the Permits, would not reasonably be expected to have a Company Material Adverse Effect. The Company is not an “investment company” under the Investment Company Act of 1940.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to, and no share, security or material asset of the Company or any of its Subsidiaries is subject to, any Judgment with respect to any actual or alleged violation of any applicable Law.

(c) The Company, each of its Subsidiaries, and, to the Knowledge of the Company, each of their respective directors, officers, employees and agents has, since January 1, 2023, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, formal investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries, in any way relating to any applicable Specified Business Conduct Laws.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or agents is a Sanctioned Person.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person.

Section 3.11 Litigation.

Except as set forth in Section 3.11 of the Company Disclosure Letter, there is, and since January 1, 2023, there has been, no Action pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties or assets or any present or former officer, director or employee of the Company or Company Subsidiary in their capacity as such that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Company Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) prevents, materially delays or materially impedes or, if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

Section 3.12 Taxes.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, all Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves therefor in accordance with GAAP have been provided on the applicable Financial Statements;

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has paid all amounts of Taxes due and payable by the Company and each of the Company Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been provided on the applicable Financial Statements;

(c) Except as set forth in Section 3.12(c) of the Company Disclosure Letter, there is no ongoing or pending Action, or any Action threatened in writing, against the Company or the Company Subsidiaries in respect of any Taxes, and there are no Tax assessments or deficiencies with respect to the Company or any of the Company Subsidiaries that have not been paid, settled or otherwise resolved in full; no claim in writing within the five (5) years prior to the Agreement Date has been made by any Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not file a Tax Return that the Company or such Company Subsidiary is subject to Taxes in that jurisdiction that would be covered by or the subject of such Tax Return; there is no (i) extension of any statute of limitations on the assessment of any Taxes granted by the Company or the Company Subsidiaries currently in effect which will remain in effect after the Closing, or (ii) agreement with a Governmental Entity to any extension of time for filing any Tax Return of the Company or the Company Subsidiaries which has not been filed (other than automatic extensions obtained in connection with automatically granted extensions of time to file Tax Returns) which such extension would remain in effect after the Closing;

(d) neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation within the meaning of Section 355(a)(1)(A) of the Code in a transaction intended to be governed by Section 355(a)(1) of the Code within the two (2) years prior to the Agreement Date. Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or otherwise, or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Ordinance or otherwise, and the Company and each Company Subsidiary is in compliance with the conditions, terms and requirements under any such Tax rulings obtained by the Company or any Company Subsidiary;

(e) the Company and each of the Company Subsidiaries have complied in all respects with all applicable Laws, in force at the applicable time, relating to withholding of Taxes, including filing Tax Returns with respect thereto, and has timely paid over to the appropriate Governmental Entity, all Taxes that each was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person, including, for avoidance of doubt, dividends distributed to the 102 Trustee for further distribution to holders of 102 Options, as well as any dividend paid to (i) holders of 102 Shares and (ii) holders of Common Shares issued upon the exercise of 102 Options prior to January 1, 2025;

(f) there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Liens described in clause (b) of the definition of Permitted Liens;

(g) Except as set forth in Section 3.12(g) of the Company Disclosure Letter, the Company and its Israeli Subsidiary are duly registered for the purposes of VAT in Israel. The Company and its Israeli Subsidiary have complied in all respects with all applicable Laws concerning VAT and with all applicable Laws concerning sales tax or indirect taxation, including with respect to the timely filing of accurate returns and payments and the maintenance of records. The Company and its Israeli Subsidiary have not made any exempt transactions and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it. The Company’s non-Israeli Subsidiaries are not required to effect Israeli VAT registration;

(h) within the three (3) years prior to the Agreement Date, neither the Company nor any of the Company Subsidiaries participates in, or has ever participated in, engages or has ever engaged in, any Tax Reportable Item. A “Tax Reportable Item” means any item or transaction listed in Section 131(g) of the Ordinance and the Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder (or any comparable provision of any applicable Law) or is subject to reporting obligations under Sections 131D and 131E of the Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958 (or any comparable provision of any applicable Law);

(i) neither the Company nor any of the Company Subsidiaries is or has ever been, a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(j) each Company Share Plan that is intended to qualify as a capital gains route plan under Section 102 has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. Except as set forth in Section 3.12(j) of the Company Disclosure Letter, all 102 Options, 102 RSUs and 102 Shares were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the adoption of the applicable board and shareholder resolutions, the filing of the necessary documents with the ITA, the grant of 102 Options and 102 RSUs only following the lapse of the required 30-day period from the filing of the applicable Company Share Plan (or, with respect to 102 Shares, Prior Company Share Plan) with the ITA, the receipt of the required written consents from holders of Company Options and Company RSUs, the appointment of an authorized trustee to hold the 102 Options, 102 RSUs and 102 Shares, the receipt of all required tax rulings and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102, applicable tax rulings and approvals and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012;

(k) neither the Company nor any of the Company Subsidiaries (i) is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or (ii) has any liability or potential liability to another party under any such agreement, in each case other than (x) agreements entered into in the ordinary course of business, the primary purpose of each of which is not related to Taxes, and (y) agreements the only parties of which are the Company and/or one or more of the Company Subsidiaries;

(l) neither the Company nor any of the Company Subsidiaries has engaged in a “listed transaction” as set forth in United States Treasury Regulation Section 1.6011-4(b)(2), or under a corresponding or similar provision of state, local, or non-U.S. Law;

(m) neither the Company or any of the Company Subsidiaries (i) has been a member of a consolidated, combined, unitary or aggregate group of which the Company (or any Company Subsidiary) was not the ultimate parent or (ii) has any unpaid liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Section 1.1502-6 of the United States Treasury Regulations (or any corresponding or similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise;

(n) neither the Company nor any of the Company Subsidiaries (i) is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) or other written agreement with a Governmental Entity regarding Taxes or Tax matters or (ii) has requested or received any Tax ruling from a Governmental Entity, in either case that would have continuing effect after the Closing Date;

(o) neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), in each case, prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) prepaid or deposit amount received, or deferred revenue accrued, prior to the Closing outside the ordinary course of business; or (iv) intercompany transaction entered into prior to the Closing or any excess loss account described in United States Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) relating to transactions occurring prior to the Closing;

(p) neither the Company nor any of the Company Subsidiaries (i) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has had an office or fixed place of business in a country outside of the jurisdiction of its incorporation or organization or (ii) is, or has ever been, subject to income Tax in a country outside of its jurisdiction of incorporation or organization;

(q) the Company and each Company Subsidiary has complied in all respects with all transfer pricing rules (including maintaining appropriate documentation for all transfer pricing arrangements for purposes of Section 482 of the Code (or any similar provision of non-U.S. Law));

(r) the Company and each of the Company Subsidiaries has properly collected and remitted sales, use, and similar Taxes with respect to sales or leases made or services provided to its customers, has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales, leases or other services made without charging or remitting sales or similar Taxes that qualify as exempt from sales and similar Taxes, and has duly and timely filed sales, use, and similar Tax Returns in each jurisdiction where they have established nexus for such taxable year;

(s) the cost of sale expenses and employees that are classified as research and development expenses and employees, as applicable, of the Company and each of the Company Subsidiaries that is formed in or subject to Tax in Israel (or any jurisdiction within Israel), for the purpose of the Special Preferred Technological Enterprise are in compliance, in all respects, with the ITA’s tax circular 9/2017 sections 4.1.2.1 and 4.1.2.2 conditions;

(t) the Company is not, and has not been during the applicable period provided in Code Section 897(c), a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(u) the Company and each Company Subsidiary has maintained adequate supporting documentation for research and development credits claimed under Section 41 of the Code (Credit for Increasing Research Activities) and for the capitalization and amortization of research and development costs in accordance with Section 174 of the Code (Research and Experimental Expenditures);

(v) the Company and each of the Company Subsidiaries has complied in all respects with all applicable Laws relating to escheat or unclaimed property; and

(w) no “applicable specified affiliate” of the Company has (i) funded by any means (including through distributions, debt, or capital contributions), directly or indirectly, a “covered purchase” with a principal purpose of avoiding the excise tax under Section 4501(d) of the Code or with a principal purpose to fund, directly or indirectly, a “covered purchase” or (ii) funding by any means, directly or indirectly, a “downstream relevant entity” within two years of covered purchase by or on behalf of the “downstream relevant entity” (in each case, as such terms are defined in Proposed Treasury Regulations Section 58.4501-7(e)).

(x) Each of the Company Subsidiaries that is a U.S. Person (within the meaning of Section 7701(a)(30) of the Code) have maintained adequate supporting documentation for research and development credits claimed under IRC § 41 (Credit for Increasing Research Activities) and for the capitalization and amortization of research and development costs in accordance with IRC § 174 (Research and Experimental Expenditures), as amended by the Tax Cuts and Jobs Act.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all material Company Benefit Plans, which list may reference the forms of Company Option and Company RSU award agreements; provided, that any Company Option or Company RSU award agreements that materially deviate from such forms are listed individually therein. Other than their fixed compensation components, the Company Employees are not entitled to any material payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions.

(b) The Company has Made Available a true and complete copy of each material Company Benefit Plan (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report; and (iv) all material correspondence to or from any Governmental Entity since January 1, 2023.

(c) None of the Company nor any of its Affiliates (including ERISA Affiliates) maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past three (3) years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in, or otherwise has any Liability with respect to, (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA, but excluding any such plan exclusively maintained by a Governmental Entity) or any plan subject to Title IV of ERISA; or (ii) any “multiemployer plan” (as defined in Section 3(37) ERISA, whether or not subject to ERISA).

(d) Other than as required under Section 601 et seq. of ERISA or any equivalent state, local, or foreign Law, none of the Company nor any of its Subsidiaries has any obligation to provide post-employment health or life insurance benefits, including under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to applicable Law).

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Benefit Plans have been established, funded, administered, operated, maintained and otherwise complied with applicable Law and the terms thereof, (ii) all liabilities of the Company and its Subsidiaries with respect to any such Company Benefit Plans are funded to the extent required by applicable Law or the plan terms or, if not yet due, have been accrued to the extent required by GAAP or other applicable accounting rules, and (iii) there is no pending or threatened Action, claim (other than routine claims for benefits), litigation, or governmental audit or investigation relating to Company Benefit Plans.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, the severance entitlements of all Company Employees whose employment is governed by Israeli law (“Israeli Employees”) are subject to the arrangement under Section 14 of the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement” and the “Severance Pay Law,” respectively) which was correctly implemented, in all material respects, with respect to the Israeli Employees’ full salary and as of the commencement of their employment.

(g) Except as set forth in Section 3.13(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger contemplated hereby will, either alone or in conjunction with any other event, (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due to any current or former employee, officer, consultant, director or other individual service provider of the Company or its Subsidiaries; (ii) increase any compensation or benefits otherwise payable to any such person set forth in the preceding clause (i); (iii) restrict the ability of the Company to merge, amend, or terminate any Company Benefit Plan; or (iv) result in an “excess parachute payment” (within the meaning of Section 280G of the Code).

(h) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all times been operated in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(i) Except as set forth in Section 3.13(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify, reimburse or make whole any current or former employee, officer, consultant, director or other individual service provider of the Company or any Subsidiary for any Tax incurred by such individual, including under Section 409A or 4999 of the Code, except to the extent that the aggregate amount of all such obligations do not exceed $500,000.

(j) Neither the Company nor any of its Subsidiaries operating in the UK provides retirement benefit pension arrangement and except as would not have a Company Material Adverse Effect, each Subsidiary in the UK: (i) has complied with its auto-enrolment obligations under the UK Pensions Act 2008; (ii) to the Company’s Knowledge, has not at any time participated in or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which participates in any UK defined benefit pension arrangement; and (iii) to the Company’s Knowledge, does not employ any employee whose contract of employment transferred to such a Subsidiary from another employer under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 in circumstances where such Subsidiary has inherited an obligation to fund any enhanced early retirement or redundancy benefits which are derived solely from such former employer’s UK defined benefit pension arrangement.

Section 3.14 Labor Matters.

(a) Except as disclosed on Section 3.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Labor Agreement and no employees of the Company or its Subsidiaries are represented by any labor union, works council, or other labor organization or have stability or job protection rights. There are, and since January 1, 2023 there have been, no unfair labor practice charges, arbitrations, strikes, walkouts, lockouts or other work stoppages, picketing, handbilling or other material collective labor disputes pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, there is no pending organizing campaign or activity and no labor union, works council or other labor organization have made a pending demand for recognition or certification and there have been no such campaigns, activities or demands since January 1, 2023. With respect to the Transactions, the Company and its Subsidiaries have satisfied in all material respects any pre-signing or pre-Closing notice, consultation or other obligations owed to their employees or their employees’ representatives under applicable Law or Labor Agreement. The Company is not subject to, and none of its employees benefit from any extension order (tzav harchava) (except for such extension orders that apply generally to employees in the State of Israel).

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including Laws relating to discrimination, harassment, retaliation, whistleblowing, hours of work and the payment of wages, overtime wages, leave, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), the calculation and payment of holiday pay (in accordance with the Working Time Directive 2003/88/EC of European Parliament and of the Council of 4 November 2003), plant closures and layoffs (including WARN), workers’ compensation, unemployment insurance, and the proper classification and treatment of exempt and nonexempt employees, independent contractors, and other non-employee service providers for all applicable purposes.

(c) The Company and its Subsidiaries have reasonably investigated all material sexual harassment, or other material discrimination, retaliation or policy violation allegations with respect to officers, directors, partners and senior supervisory of the Company or its Subsidiaries of which the Company has Knowledge. With respect to each such allegation (except those the Company reasonably deemed to not have merit), the Company does not anticipate any material liability and has taken corrective action reasonably calculated to prevent further improper action.

(d) During the period of two (2) years preceding the Agreement Date, no employees of the Company have transferred to the Company pursuant to any “relevant transfer” (as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended).

(e) During the period of twelve (12) months preceding the Agreement Date, the Company has not commenced any collective redundancy process in the United Kingdom pursuant to the UK Trade Union and Labour Relations (Consolidation) Act 1992. The Company does not have any written enhanced redundancy, severance, or other similar agreements or schemes in place that apply to employees in the United Kingdom.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and all Company Subsidiaries have complied with their obligations to ensure all employees have the appropriate immigration permission to work in the in the jurisdiction in which they are employed in the roles for which they are employed, and have maintained adequate documents for the purpose of establishing a defense against illegal working penalties where required by applicable Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company has not received any working penalties and the Company has no Knowledge of any circumstances reasonably likely to lead to any such penalties.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of the following Contracts of the Company or any Company Subsidiary is party or bound and the Company has Made Available accurate and complete copies of each such Contract:

(i) any “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract providing for (A) a license, covenant not to sue or other right granted by any third party under any material Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any third party under any material Company-Owned Intellectual Property or (C) relating to the ownership or development of any material inventions, but in each case excluding (1) non-exclusive licenses of Intellectual Property to and from customers of the Company or any of its Subsidiaries in the ordinary course of business, (2) non-exclusive licenses for off-the-shelf or other non-customized Software, (3) licenses to open source Software, (4) Contracts under which a non-exclusive license to Intellectual Property is merely incidental to the transaction contemplated in such Contract and does not materially affect the value of such transaction (including non-exclusive trademark licenses granted for marketing or promotional purposes that are incidental to the transaction); (5) confidentiality and non-disclosure agreements entered into in the ordinary course of business; (6) Contracts entered into with employees, contractors or consultants pursuant to the Company’s or its Subsidiaries’ template invention assignment agreements, or (7) licenses granted by the Company or any of its Subsidiaries to vendors solely for such vendors to provide services to the Company or any of its Subsidiaries;

(iii) all leases, subleases, sub-subleases, agreements and licenses to which the Company or any Company Subsidiary is a party with respect to real property (“Real Estate Leases”), in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract relating to the acquisition or disposition by the Company or any of the Company Subsidiaries of any material business or material assets (whether by merger, sale of shares, sale of assets or otherwise) under which the Company or any Company Subsidiary has material obligations remaining to be performed or material liabilities continuing after the Agreement Date, other than (A) the sale of products or services in the ordinary course of business, or (B) purchases of supplies, inventory and equipment in the ordinary course of business;

(v) any Contract for a material joint venture, partnership, strategic alliance or similar agreement or arrangement (excluding any Contract for licensing and collaboration) involving the sharing of revenues, profits or losses;

(vi) each Contract that involves performance of services, delivery of goods or the sale of products or developmental, consulting or other services commitments by the Company or any Company Subsidiary to a customer, that the Company or any Company Subsidiary recognized revenues of $6,000,000 or more in the Company’s fiscal year ended December 31, 2024 or is reasonably expected to result in such payments in the Company’s current fiscal year;

(vii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any Company Subsidiary, and that provided for payments by the Company of $2,500,000 or more in the Company’s fiscal year ended December 31, 2024;

(viii) each Contract under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any Company Subsidiary) that is outstanding or secured and in excess of $5,000,000, other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business;

(ix) each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of $5,000,000 is outstanding or may be incurred by its terms, other than any Contract solely between or among the Company and its wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(x) any Contract granting a Lien (other than a Permitted Lien) over the material property or assets of the Company or any of the Company Subsidiaries, in each case, with a value in excess of $3,000,000 individually or $6,000,000 in the aggregate;

(xi) each Contract entered into since January 1, 2023 in connection with the settlement or other resolution of any Action under which the Company or any Company Subsidiary has any material continuing obligations, liabilities or restrictions (other than customary release, non-disparagement and confidentiality obligations), or that involved payment (or an obligation to make a payment) by the Company or any Company Subsidiary of more than $3,000,000;

(xii) each Contract or agreement with any Governmental Entity (A) which is a conciliation or similar agreement executed since January 1, 2023 or (B) under which the Company or any Company Subsidiary recognized revenues in excess of $3,000,000 in the Company’s fiscal year ended December 31, 2024 or is reasonably expected to result in such revenue recognition in the Company’s current fiscal year;

(xiii) any shareholders’, investors rights’, registration rights or similar Contract that provides for voting obligations, registration rights, sale restrictions or transfer restrictions with respect to any equity securities or voting interests in the Company or a Company Subsidiary, providing any Person with any preemptive right, right of participation, information right or similar right with respect to any equity securities or voting interests in the Company or a Company Subsidiary, or providing the Company or a Company Subsidiary with any right of first refusal with respect to, or right to repurchase or redeem, any equity securities or voting interests in the Company or a Company Subsidiary, other than, with respect to any right to repurchase or redeem equity securities in the Company, in connection with any Company Options or Company RSUs issued under the Company Share Plans or Prior Company Share Plans;

(xiv) any Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (1) sell any products or services of or to any other Person or in any geographic region, (2) engage in any line of business, or (3) compete with or to obtain products or services from any Person, other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment, (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party or that contain “take or pay” provisions or that provide rights of first refusal, first offer or similar preferential rights in favor of a third party that is material to the Company and the Company Subsidiaries, taken as a whole, (C) containing a “most-favored-nation,” or best pricing or other similar term or provision that materially restricts the Company’s and its Subsidiaries’ business or (D) requiring the Company or any Company Subsidiary to purchase a minimum amount of products or services from any Person in an amount of at least $1,000,000 annually;

(xv) each Labor Agreement;

(xvi) each Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, any of their immediate family members or any entity in which such executive officer or director or his or her immediate family member has a material economic interest (other than customary indemnification agreements with the Company’s directors and officers) or (B) record or beneficial owner of more than 5% of the Common Shares outstanding as of the Agreement Date; provided that the following Contracts will not be required to be listed on Section 3.15(a) of the Company Disclosure Letter, will not be required to be made available to Parent pursuant to this Section 3.15(a) and will not be deemed a “Material Contract” for any purposes hereunder: (1) any Company Benefit Plan, (2) any Contract solely between or among the Company and one of more of its wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries, (3) any Contract between the Company or any Company Subsidiary, on the one hand, and any Parent Party or any of its Affiliates, on the other hand or (4) any Contract between the Company or any Company Subsidiary, on the one hand, and any present executive officer or director of either the Company any of the Company Subsidiaries, that is entered into in their capacity as such, solely for the purpose of complying with applicable Law (any such Contract in clauses (1), (2) (3) or (4), an “Excluded Contract”); and

(xvii) any Contract that commits the Company or any Company Subsidiary to enter into any Contracts of the types described in the foregoing clauses (i) through (xvii). Each Contract described in this Section 3.15(a) is referred to herein as a “Material Contract.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business. None of the Company or any Company Subsidiary is in material breach of or in material default under any such Material Contract and no event has occurred that with notice or lapse of time or both gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. To the Company’s Knowledge, no other party to any such Material Contract is (with notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract). Except as set forth in Section 3.15(b) of the Company Disclosure Letter, since January 1, 2023, neither the Company nor any Company Subsidiary has received written or, to the Knowledge of the Company oral notice that any counterparty to a Material Contract intends to cancel, terminate, materially modify or not renew any Material Contract, and to the Company’s Knowledge, no such action is pending or has been threatened during such time period.

Section 3.16 Properties.

(a) The Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all tangible personal property and assets reflected on the Company Balance Sheet, or acquired or leased after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such personal property or assets are subject to any Lien, except Permitted Liens.

(b) None of the Company or any Company Subsidiary owns any real property nor is party to any Contract or option to purchase any real property or interest therein.

(c)  Section 3.16(c) of the Company Disclosure Letter contains a complete and correct list, as of the Agreement Date, of the agreements of all material Leased Real Property. The Real Estate Leases are in full force and effect, and the Company or a Company Subsidiary, as applicable, has a valid leasehold interest in, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Company and Company Subsidiaries have not received any written notice from any lessor of such material Leased Real Property of, nor does the Company or any Company Subsidiary have Knowledge of the existence of, any default, event, or circumstance that, with notice or lapse of time, or both, would constitute a material default by the party that is the lessee or lessor of such Leased Real Property. The Leased Real Property is being maintained by the Company and the Company Subsidiaries, as applicable, in accordance with the applicable Real Estate Lease in all material respects. Except under the terms of the applicable Real Estate Lease, the Company or a Company Subsidiary, as applicable, has not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property. All of the Leased Real Property constitutes all of the real property used in connection with the business.

(d) Except as set forth in Section 3.16(d) of the Company Disclosure Letter, the Leased Real Property is occupied by the Company or a Company Subsidiary only.

(e) No notice to terminate has been served by any party to any of the Real Estate Leases, and the Company has no Knowledge of any circumstances which would entitle any party to terminate any of the Real Estate Leases.

Section 3.17 Intellectual Property.

(a) Section 3.17(a)(i) of the Company Disclosure Letter contains a list of all patents, patent applications, trademarks, trademark applications, copyrights and active internet domain names owned by or registered in the name of the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Registered Intellectual Property is subsisting, valid, and enforceable. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to all material Company-Owned Intellectual Property and (ii) has a right or license to use all other Intellectual Property used in or necessary for the operation of their business, in each case, free and clear of all Liens (except for Permitted Liens). Except as set forth on Section 3.17(a)(ii) of the Company Disclosure Letter and except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (x) all current and former employees, contractors, independent consultants and other Persons who created or invented material Intellectual Property for the Company or any Company Subsidiary have assigned to the Company or the applicable Company Subsidiary their rights in and to the same that do not vest initially in the Company or Company Subsidiary by operation of Law, and (y) all Israeli employees who created or invented material inventions comprising Company-Owned Intellectual Property have waived their right to receive additional remuneration for such material inventions comprising Company-Owned Intellectual Property. There is no pending, and since January 1, 2023 has not been any, Action initiated by current or former employee or other Person claiming any right, title, or interest in or to any material Company-Owned Intellectual Property.

(b) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, there have not been any, and currently, there are no Actions (including any opposition, cancellation, revocation, review, or other proceeding (but excluding ex-parte proceedings in the ordinary course of Intellectual Property prosecution)) or claims pending or, to the Company’s Knowledge, threatened in writing (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company-Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(c) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) to the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating and since January 1, 2023, has infringed, misappropriated or otherwise violated any Company-Owned Intellectual Property and (ii) to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate, and since January 1, 2023, has not infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person. The Company and its Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of material Trade Secrets included in the Company-Owned Intellectual Property.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all licenses for open-source Software. Neither the Company nor its Subsidiaries use, distribute or modify any open-source Software or have incorporated any open-source Software into any Software included in the Company-Owned Intellectual Property, in each case, in a manner that would obligate the Company or its Subsidiaries to (i) disclose any Company-Owned Intellectual Property in source-code form, (ii) license or otherwise make available any Company-Owned Intellectual Property on a royalty-free basis or otherwise limit the Company’s or its Subsidiaries’ freedom to seek full compensation in connection with their marketing, licensing, sale or distribution of Company-Owned Intellectual Property, or (iii) grant any rights in any Company-Owned Intellectual Property to any Person. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, no source code included in Company-Owned Intellectual Property and to which any Person has been granted any escrow or similar current or contingent license or other right respect to, has been disclosed, licensed, distributed, or released from escrow or made available to or for any Person. Except as identified in  Section 3.17(d) of the Company Disclosure Letter, no Person has been granted any escrow or similar current or contingent license or other right with respect to, any source code included in any material Company-Owned Intellectual Property, and no such source code has been disclosed, licensed, distributed, or released from escrow or made available to or for any Person (other than employees, contractors and service providers of the Company or any of its Subsidiaries).

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Software included in the Company-Owned Intellectual Property and the IT Assets, to the Company’s Knowledge, do not include any malicious code, program, or other internal component (e.g., computer virus, computer worm, computer time bomb, or similar component) that is intended to damage, destroy, impede the operation of or allow unauthorized access to any such Software or present a material risk of disclosure of confidential information.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the IT Assets operate and perform in all material respects as is necessary for the businesses of the Company and its Subsidiaries as currently conducted, (ii) since January 1, 2023, there has been no failure, breakdown, or other material substandard performance of the IT Assets which has caused any material disruption or interruption in or to the use of the IT Assets or to the business of the Company or its Subsidiaries and (iii) the Company and its Subsidiaries take reasonable steps to implement, monitor and maintain administrative, technical and physical safeguards designed to protect the operation, integrity and security of the IT Assets.

Section 3.18 Governmental Grants

(a) Except as set forth in Section 3.18(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into, applied for, requested, accepted, been notified that it has been approved for, elected to participate in or received or become subject to or bound by any requirement or obligation relating to, (i) any Governmental Grant from the IIA, (ii) any other Governmental Grant in an amount greater than $1,000,000 or (iii) any Governmental Grant which materially affects the freedom of the Company or any of its Subsidiaries to transfer, share or use any Company-Owned Intellectual Property or to otherwise operate their respective businesses (in each case of the foregoing clauses (i) through (iii), a “Material Grant”), or amended or terminated, or waived any right or remedy related to, any such Material Grant.

(b) The Company has Made Available accurate and complete copies in its possession, or which it can reasonably obtain, of (i) all applications and material correspondence submitted by or on behalf of the Company or any of its Subsidiaries to the applicable Governmental Entity in connection with a Material Grant or application therefor, or accepted or received by the Company or any of its Subsidiaries, (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company or any of its Subsidiaries by any Governmental Entity in connection with a Material Grant or application therefor or accepted or received by the Company or any of its Subsidiaries, and any undertakings binding upon the Company or any of its Subsidiaries in connection with any such Material Grant, and (iii) any other material documents or information regarding any Material Grant including complete information regarding the amount of any Material Grant and any accrued interest or other financial liabilities connected thereto. Except for undertakings set forth in letters of approvals and other undertakings or limitations provided under any applicable Law, there are no material undertakings which the Company or any of its Subsidiaries has given in connection with any Material Grant accepted or received by the Company or any of its Subsidiaries.

(c) Since January 1, 2023, and since January 1, 2018 with respect to Material Grants, the Company and each of its Subsidiaries has been and is in compliance, in all material respects, with all the terms, conditions and requirements of all Governmental Grants (including any reporting requirements) and any applicable Law in connection thereto, and has duly fulfilled in all material respects all conditions, undertakings and other obligations relating thereto. In any application in respect of any Governmental Grant submitted by or on behalf of the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has disclosed all material information required by such an application.

(d) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, and since January 1, 2018 with respect to Material Grants, no event has occurred, and no circumstance or condition resulting from an action or omission to act of the Company or any of its Subsidiaries exists, that would reasonably be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant or any benefit available in connection with any Governmental Grant, (ii) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant, or (iii) a requirement that the Company or any of its Subsidiaries return or refund any benefits provided under any Governmental Grant, an acceleration or increase of royalty payments obligation, requirement for past royalties, or obligation to pay additional payments with respect to any Governmental Grant other than prospective ongoing royalty payments in connection with the Governmental Grants.

(e) Since January 1, 2023, no claim or challenge has been made against the Company or any of its Subsidiaries by any Governmental Entity with respect to the Company’s or any of its Subsidiaries’ entitlement to any Material Grant or the compliance of the Company or any of its Subsidiaries with the terms, conditions, obligations or Laws relating to the Material Grants.

(f) The consummation of the Merger and the other Transactions (i) will not adversely affect the ability of the Company or any of its Subsidiaries to obtain the benefit of any Material Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (ii) will not result in (A) the failure of the Company or any of its Subsidiaries to materially comply with any of the terms, conditions, requirements and criteria of any Material Grant or any applicable Law, or (B) any claim by any Governmental Entity that the Company or any of its Subsidiaries is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Material Grant, or that the Company or any of its Subsidiaries is required to pay any amount to any Governmental Entity with respect to any Material Grant due to the consummation of the Merger and the other Transactions.

(g) No consent of or notification to any Governmental Entity is required to be obtained prior to the consummation of the Closing in order to comply with the terms of any Governmental Grant or any Law or guideline applicable thereto.

(h) Section 3.18(h) of the Company Disclosure Letter sets forth (i) the amount of each Material Grant, both amounts already received and amounts that the Company and its Subsidiaries are entitled to receive; (ii) any interest accrued in respect of any Material Grant as of June 4, 2025; (iii) the outstanding obligations of the Company and its Subsidiaries under each Material Grant with respect to royalties or other payments as of the Company Balance Sheet Date; (iv) the type of revenues from which royalty or other payments are required to be made under such Material Grant; (v) the total amount of any payments made by the Company and its Subsidiaries prior to the Agreement Date with respect to such Material Grant; and (vi) the Company-Owned Intellectual Property which is subject to the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744–1984 or to the IIA regulations.

Section 3.19 Data Privacy.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries, since January 1, 2023 have been and are currently in compliance with all applicable Privacy Laws and the Company’s and its Subsidiaries’ external privacy policies, and (ii) since January 1, 2023, neither the Company nor any Company Subsidiary has received any written complaint, demand letter, or notice of claim from any Person relating to violation of any applicable Privacy Law or a Security Incident, and to the Company’s Knowledge, no claims or investigations involving a violation of any applicable Privacy Law or relating to a Security Incident are currently pending against the Company or its Subsidiaries.

(b) Since January 1, 2023, the Company and its Subsidiaries have had in place appropriate administrative, technical and physical safeguards designed to protect Personal Information in their custody or control. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, since January 1, 2023, none of the following events, including where notification would be required to be given to individuals or any Governmental Entity under applicable Privacy Laws has occurred: (i) unlawful access to, or acquisition of, Personal Information, confidential information or Trade Secrets; (ii) a network intrusion, ransomware, denial of service (DoS), unauthorized access to IT Assets, or other cyberattack that results in a material monetary loss to, or material business disruption affecting the Company or its Subsidiaries, or (iii) a “data breach” as defined under applicable Privacy Law (collectively, a “Security Incident”).

Section 3.20 Anti-Takeover Provisions.

(a) Assuming the accuracy of the representation contained in Section 4.9, the Special Committee and the Company Board have taken all necessary action so that any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation other than the CICA, does not and will not apply to the Company with respect to this Agreement, the Rollover Agreement, the Support Agreement, the Plan of Merger, or the Merger.

(b) The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

Section 3.21 Opinion of Financial Advisor.

The Special Committee has received the opinion of Houlihan Lokey Capital, Inc. (the “Financial Advisor”) (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Per Share Merger Consideration to be received by the holders of Common Shares (other than the holders of Excluded Shares, Dissenting Shares and Rollover Shares) in the Merger pursuant to this Agreement is fair to such holders from a financial point of view, and as of the Agreement Date, such opinion has not been withdrawn or modified. The Company will make available to Parent a signed copy of such opinion for informational purposes promptly following the Agreement Date.

Section 3.22 No Brokers.

Except (i) for the Financial Advisor and (ii) as set forth in Section 3.22 of the Company Disclosure Letter, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has Made Available to Parent a redacted copy of all Contracts between the Company or any Company Subsidiary, on the one hand, and the Financial Advisor, on the other hand, that include any such arrangements in connection with the Transaction. The Company has Made Available to Parent a true, complete and correct description of any (a) fees, commissions or expenses and (b) other obligations, in each case, contractually owed or expected to be owed to the Financial Advisor in connection with or following consummation of the Merger that were redacted or not included in the Contract with the Financial Advisor Made Available to Parent.

Section 3.23 Insurance.

Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage with financially sound and reputable third-party insurers in such amounts and covering such risks as are in accordance with industry practice for companies of similar size, stage of development and place of operation, and as is sufficient to comply with applicable Law and Material Contracts of the Company and the Company Subsidiaries. All such insurance policies are in full force and effect, no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, there is no claim pending under any of the Company’s or any Company Subsidiary’s insurance policies as to which coverage has been denied or disputed by the underwriters of such policies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.24 Customers and Suppliers.

Section 3.24 of the Company Disclosure Letter sets forth (a) a true and correct list of the top ten (10) customers of the Company and its Subsidiaries for each of (i) Coresuite Life, (ii) IDITSuite and (iii) the remaining products and services, taken as a whole, based on total revenue received by the Company or any Subsidiary during the last twelve (12) months ended December 31, 2024 (each, a “Material Customer”), and (b) a true and correct list of the top ten (10) suppliers of the Company and its Subsidiaries based on total payments during the last twelve (12) months ended December 31, 2024 (each, a “Material Supplier”). As of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer or Material Supplier of its intention to terminate or not renew its business relationship with the Company or any of its Subsidiaries, to decrease materially purchasing or providing (as applicable) services or products, or to otherwise adversely modify or materially change the terms of its existing contracts or business relationship with the Company or any of its Subsidiaries, either as a result of the transactions contemplated hereby or otherwise.

Section 3.25 No Other Representations or Warranties.

Except for the representations and warranties contained in Article IV or in the certificate delivered by Parent to the Company pursuant to Section 7.2(c) (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), and the representations and warranties contained in Section 3.2 of the Support Agreement, in Section 5 of the Equity Commitment Letter and in Section 4 of the Limited Guarantee, the Company acknowledges that (x) none of the Parent Parties or any other Person acting on behalf of the Parent Parties makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Company is not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by Parent to the Company pursuant to Section 7.2(c), and (y) no Person has been authorized by the Parent Parties or any other Person on behalf of the Parent Parties to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Company as having been authorized by such entity.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by the Parent Parties of this Agreement (the “Parent Disclosure Letter”), the Parent Parties, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

Each of the Parent Parties is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Transactions and to perform each of its obligations hereunder. Each of the Parent Parties is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Authority; Execution and Delivery; Enforceability.

Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions. The Bidco Board has duly adopted resolutions (a) approving the execution, delivery and performance of this Agreement by Bidco; and (b) determining that entering into this Agreement is in the best interests of Bidco. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Parent Board has duly adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Parent; and (b) determining that entering into this Agreement and the Plan of Merger is in the best interests of Parent. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub Board has adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub; (b) determining that the terms of this Agreement and the Plan of Merger are in the best interests of Merger Sub; (c) declaring this Agreement and the Plan of Merger advisable; and (d) recommending that Parent, as sole shareholder of Merger Sub, authorize and approve (as applicable) this Agreement and the Plan of Merger and directing that this Agreement and the Plan of Merger be submitted to Parent, as sole shareholder of Merger Sub, for authorization and approval (as applicable). Parent, as sole shareholder of Merger Sub, has committed to authorize and approve (as applicable) this Agreement and the Plan of Merger immediately after the Parties’ execution and delivery hereof. Except for corporate approvals already obtained and Parent’s approval as sole shareholder of Merger Sub, no other corporate proceedings (including any shareholder approval) on the part of any Parent Party are necessary to authorize or approve (as applicable) this Agreement or the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and other documents as may be required to be filed pursuant to section 233 of the CICA and filing the same with the Registrar of Companies of the Cayman Islands and the filing of the Schedule 13E-3 with the SEC). Each of the Parent Parties has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3 No Conflicts; Consents.

(a) The execution and delivery by each of the Parent Parties of this Agreement and the Plan of Merger do not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of such Parent Party; (ii) assuming compliance with the matters referred to in Section 4.3(b), contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to such Parent Party or its respective properties or assets; (iii) assuming compliance with the matters referred to in Section 4.3(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Parent Party is entitled under any provision of any Contract or any Permit of such Parent Party; or (iv) result in the creation or imposition of any Lien on any asset of such Parent Party, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Parent Parties in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Parent Parties of the Schedule 13E-3 with the SEC and (B) such other compliance by the Parent Parties with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) executing and delivering the Plan of Merger and filing the same with the Registrar of Companies of the Cayman Islands together with any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger; (iii) compliance with the Nasdaq rules and regulations, (iv) the Requisite Regulatory Approvals; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Information Supplied.

None of the information supplied or to be supplied to the Company by the Parent Parties or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied to the Company by the Parent Parties or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 with the SEC (or any amendment thereof), including the Proxy Statement (or any amendment thereto or document incorporated by reference therein) will, at the date it is first filed with the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Parent Parties with respect to statements made or incorporated by reference herein based on information supplied by the Company or its Affiliates specifically for inclusion or incorporation by reference herein.

Section 4.5 Compliance with Laws.

Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the respective dates of formation of each of the Parent Parties, the business of the Parent Parties, respectively, has been conducted in accordance with Law.

Section 4.6 Litigation.

As of the Agreement Date, there is no Action pending or, to Parent’s knowledge, threatened in writing against the Parent Parties or any of their respective properties or assets that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Parent Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by any Parent Party of its obligations under this Agreement or the consummation of the Transactions.

Section 4.7 Brokers’ Fees and Expenses.

No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Parent Parties.

Section 4.8 Merger Sub.

Parent is the sole shareholder and member of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto. Other than Merger Sub, Parent does not hold any equity interest in any other Person.

Section 4.9 Ownership of Common Shares.

As of the Agreement Date, no Parent Party beneficially owns any Common Shares or any other securities or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Common Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, and prior to the Closing Date, no Parent Party will own any Common Shares or have any rights to acquire any Common Shares (except pursuant to this Agreement or the Rollover Agreement). Other than this Agreement, the Rollover Agreement and the Support Agreement, there are no (a) voting trusts or other agreements, arrangements or understandings to which any Parent Party or its Affiliates is a party with respect to the voting of the Common Shares or (b) agreements, arrangements or understandings to which any Parent Party or its Affiliates is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Common Shares.

Section 4.10 Parent Contracts.

As of the Agreement Date, other than this Agreement, the Rollover Agreement, the Support Agreement, the Exclusivity Agreement and the Non-Disclosure Agreement, there are no other Contracts (i) relating to the Transactions to which any Parent Party is a party (or through any of their respective Affiliates), (ii) relating to the Transactions between or among the Parent Parties or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.11 Limited Guarantee.

Concurrently with the execution of this Agreement, the Sponsors have delivered to the Company a true, correct and complete copy of the Limited Guarantee, duly executed by the Sponsors in favor of the Company. The Limited Guarantee is in full force and effect and constitute legal, valid and binding obligations of the Sponsors, enforceable against them in accordance with their respective terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of the Sponsors under the Limited Guarantee.

Section 4.12 Financing; Sufficient Funds.

(a) Equity Commitment Letter. As of the Agreement Date, Parent has delivered to the Company true, correct and complete copies of the executed Equity Commitment Letter, dated as of the Agreement Date, from the Sponsors (or the applicable Affiliates thereof party thereto), pursuant to which each of the Sponsors (or an Affiliate thereof party thereto) has committed to invest, subject to the respective terms and conditions therein, the respective amounts set forth therein (the “Equity Financing”). As of the Agreement Date, the Equity Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect and no such amendment or modification is contemplated. The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and the respective Sponsor, and enforceable in accordance with its terms against Parent and such Sponsor (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). Other than the Equity Commitment Letter, there are no engagement letters, side letters, contracts or other agreements or arrangements relating to the Equity Financing that would reasonably be expected to adversely affect or impair the conditionality, availability or amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter delivered to the Company on or prior to the date hereof. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, (i) would constitute a material default or breach on the part of the Parent Parties or the Sponsors, (ii) would, or would reasonably be expected to, result in a failure of any condition to the full funding under the Equity Commitment Letter or (iii) would, or would reasonably be expected to, otherwise result in any portion of the Equity Financing to be unavailable on a timely basis, and in any event, not later than the Closing. As of the Agreement Date, no Parent Party has reason to believe that it will be unable to satisfy on a timely basis, and in any event, not later than the Closing Date, any term or condition of the Equity Commitment Letter required to be satisfied by it.

(b) As of the Agreement Date, Bidco has delivered to the Company true, correct and complete copies of the Debt Commitment Letter and the Redacted Fee Letter executed by all of the parties thereto (including each of the Financing Sources and Bidco), in which the only redactions are pricing, fee amounts, “price flex” and other economic or “flex” provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the amount of the Debt Financing to an amount that, when taken together with the amount of the Equity Financing, is less than the amount necessary to pay the Aggregate Merger Consideration on the Closing Date, dated as of the Agreement Date (together with all exhibits, annexes, schedules and term sheets attached thereto and with the Redacted Fee Letter, in each case as amended, modified, supplemented, replaced or extended from time to time after the Agreement Date subject to and in accordance with the terms of this Agreement, the “Financing Letters”), pursuant to which such financial institutions have agreed to provide, on the terms and subject to the conditions set forth therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and together with the Equity Financing, the “Financing”). The Financing Letters in the form so delivered, is a legal, valid and binding obligation of the Financing Sources and Bidco, and enforceable in accordance with its terms. As of the Agreement Date and the Closing, no event has occurred which, with or without notice, lapse of time or both, (i) would constitute a waiver, default or breach on the part of the Parent Parties, or to Parent’s knowledge, the Financing Sources, (ii) would, or would reasonably be expected to, result in a waiver or a failure of any condition to the full funding under the Debt Commitment Letter (including, for the avoidance of doubt, the interim facilities agreement annexed to the Debt Commitment Letter), or (iii) would, or would reasonably be expected to, otherwise result in any portion of the Debt Financing contemplated to be funded on the Closing to be unavailable on a timely basis, and in any event, not later than when required for the Closing. As of the Agreement Date, no Parent Party has reason to believe that it will be unable to satisfy on a timely basis, and in any event, not later than the Closing Date, any term or condition of the Debt Commitment Letter required to be satisfied by it.

(c) Assuming the Financing is funded on the Closing Date in accordance with the Equity Commitment Letter and the Financing Letters and the satisfaction of all of the conditions to the obligation of the Parent Parties to consummate the Transactions at the Closing, the aggregate proceeds from the Financing when funded in accordance with the Equity Commitment Letter and the Financing Letters, together with all freely available cash of the Company and its Subsidiaries, will be sufficient to pay (i) the Aggregate Merger Consideration and (ii) any other amounts required to be paid by the Parent Parties pursuant to Article II upon the terms and conditions contemplated hereby and all related fees and expenses of the Parent Parties under this Agreement at Closing. As of the Agreement Date and the Closing, there are no conditions precedent or contingencies related to the funding or investing, as applicable, of the full amount of the Financing at or prior to the Closing, other than as expressly set forth in or contemplated by the Equity Commitment Letter and the Financing Letters, and the Parent Parties have as of the Agreement Date fully committed funds immediately available to it on a customary European “certain funds” basis pursuant to the Financing Letters sufficient to satisfy its obligations hereunder at the Closing.

(d) As of the Agreement Date and the Closing, there are no Contracts, side letters, understandings or other agreements or arrangements relating to the Financing Letters or the Debt Financing to which any Parent Party or any of its Affiliates is a party that would reasonably be expected to limit, delay, affect or impair the conditionality, availability or amount of the Debt Financing other than as expressly set forth in the Financing Letters delivered to the Company on or prior to the date hereof.

(e) As of the Agreement Date and the Closing, (i) the Financing Letters and the terms of the Debt Financing have not been waived, amended or modified; (ii) no such waiver, amendment or modification is contemplated (other than modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, bookrunners, managers or other roles or the establishment of other facilities under and in accordance with terms of the Debt Commitment Letter, none of which shall have an impact on the amount or availability of the Debt Financing); and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect and no such withdrawal, termination, replacement or rescission is contemplated.

(f) Notwithstanding anything contained in this Agreement to the contrary, each Parent Party acknowledges and affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that any Parent Party obtains the Financing.

Section 4.13 Solvency.

None of the Parent Parties is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of the Parent Parties is not liable to be wound-up (under Section 92 of the CICA) as of the Agreement Date, and, assuming satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b), each of Parent and Bidco and, to Parent’s knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the Financing and payment of the Aggregate Merger Consideration and the payment of all other amounts required to be paid by the Parent Parties in connection with the consummation of the Transactions and the payment of all related fees and expenses, not be subject to any winding-up (under Section 92(d) of the CICA) and will be solvent, in each case, at and immediately after the Effective Time. As used in this Section 4.13, the term “solvent” means, with respect to a particular date, that on such date, (a) the amount of the “fair saleable value” of the assets of the Surviving Company and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay the probable debt (including contingent debt) of the Surviving Company and its Subsidiaries, taken as a whole, as such debt becomes absolute and matured, (b) the sum of the assets, at a fair valuation, of the Surviving Company and its Subsidiaries will exceed their debts (including the probable amount of all contingent debt), (c) the Surviving Company and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature or become due, and (d) the Surviving Company and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.13, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.14 Certain Arrangements.

As of the Agreement Date, there are no Contracts or commitments to enter into Contracts between the Parent Parties or any of their respective Affiliates, on the one hand, and any director, officer or employee of the Company or any of the Company Subsidiaries, on the other hand.

Section 4.15 Support Agreement; Rollover Agreement.

Concurrently with the execution of this Agreement, Parent has delivered to the Company each of the duly executed Support Agreement and Rollover Agreement. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by the applicable Parent Parties under each of the Support Agreement or Rollover Agreement.

Section 4.16 No Other Representations or Warranties.

Except for the representations and warranties contained in Article III (including the Company Disclosure Letter) or in the certificate delivered by the Company to the Parent Parties pursuant to Section 7.3(d) (and notwithstanding the delivery or disclosure to the Parent Parties or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of the Parent Parties acknowledges that (x) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Parent Parties are not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by the Company to the Parent Parties pursuant to Section 7.3(d), (y) no Person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Parent Parties as having been authorized by such entity and (z) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, with respect to any estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to the Parent Parties or any of their respective Representatives, including any materials or information made available to the Parent Parties and/or their respective Representatives in connection with presentations by the Company’s management, and no such estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to the Parent Parties or any of their respective Representatives is, or will be deemed to be or include representations or warranties. Each of the Parent Parties has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of the Parent Parties has been provided access for such purposes.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company.

Except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) as expressly required or expressly contemplated by this Agreement; (iii) as required by applicable Law; (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) and (v) as undertaken reasonably and in good faith by the Company or any Company Subsidiary in response to any acts of terrorism or war (whether or not declared), the commencement, continuation or escalation of, acts of war or armed hostility, in each case, to the extent directly impacting the Company or any Company Subsidiary (provided, that the Company shall, to the extent reasonably practicable under the circumstances, consult with Parent in good faith and take into account its views prior to taking any such actions pursuant to this clause (v)), from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will, and will cause each Company Subsidiary to, (A) conduct the business of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice in all material respects and (B) use its commercially reasonable efforts to preserve intact in all material respects its assets, business organization, properties and Material Contracts and its significant commercial relationships with third parties. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) as expressly required by this Agreement; (iii) as required by applicable Law; and (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will not, and will not cause or permit any Company Subsidiary to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its share capital, other equity interests or other voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide, recapitalize or reclassify any of its share capital, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for share capital or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital, other equity interests or voting securities, other than as specifically permitted by Section 5.1(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such share capital, securities or interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of Common Shares in connection with the withholding of Taxes in connection with the exercise, vesting or settlement of Company RSUs or Company Options;

(b) except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws), or amend the terms of any share capital or voting securities of, or other equity interests in, the Company (including Common Shares) or any Company Subsidiary, other than the issuance of Common Shares upon the vesting or settlement of Company Options or Company RSUs outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time;

(c) amend the Company Articles of Association or the charter or organizational documents of any Company Subsidiary, except amendments to the charter or organizational documents of a Company Subsidiary (i) solely in connection with an internal reorganization, restructuring or recapitalization permitted pursuant to Section 5.1(m) or (ii) solely to the extent necessary to open a branch or, subject to this Section 5.1, appoint or remove any officer or director of a Company Subsidiary.

(d) make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP (or authoritative interpretations thereof) or are otherwise required by the Company’s external auditors to comply with GAAP;

(e) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or any properties or assets, except (i) acquisitions of supplies, inventory and equipment in the ordinary course of business; (ii) acquisitions for which the aggregate amount of consideration paid or transferred by the Company or any Company Subsidiaries does not exceed $20,000,000 individually or $50,000,000 in the aggregate; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(f) except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(h), sell, lease (as lessor), mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of, any properties or assets (other than Intellectual Property) or any interests therein other than (i) sales of supplies, inventory and equipment in the ordinary course of business; or (ii) in an amount not to exceed $30,000,000 individually or $100,000,000 in the aggregate;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) advances to directors, officers or employees in respect of travel or other related business expenses, in each case, in the ordinary course of business; (ii) prepayments to vendors of the Company or its Subsidiaries in the ordinary course of business consistent with past practice; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(h) incur or otherwise become liable for any additional Indebtedness, except for (i) the incurrence of additional Indebtedness (other than Indebtedness of the type described in clause (ii) below) in an amount not to exceed $5,000,000 in the aggregate with respect to which the consummation of the Transactions will not conflict with, or result in any violation of or default under, such additional Indebtedness; or (ii) Indebtedness between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries; provided that any such additional or Indebtedness incurred under clauses (i) and (ii) above shall be repayable at par on or after Closing and without any premium or penalty;

(i) pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy any Action in an amount equal to or greater than the amount set forth in Section 5.1(i) of the Company Disclosure Letter or which involves an admission of liability by the Company or any Company Subsidiary or imposes material restrictions on the operations or business of the Company and the Company Subsidiary;

(j) except (i) as required by the terms of a Company Benefit Plan in effect on the Agreement Date, (ii) as set forth in Section 5.1(j) of the Company Disclosure Letter, or (iii) as required under the applicable Labor Agreement of the Company or any Company Subsidiary or as otherwise required by Law, (A) grant, pay or commit to pay, announce or enter into any cash or equity or equity-based incentive award, bonus, transaction, change in control, severance or similar agreement or any retention or similar agreement with any current or former director, officer, employee, or individual consultant of the Company or its Subsidiaries, excluding, for the avoidance of doubt, (1) compensation and severance benefits provided to newly hired or terminated employees in ordinary course of business and consistent with past practice, to the extent such employees are hired or terminated by the Company or any of its Subsidiaries as permitted by Section 5.1(k)(iii) hereof, and (2) bonus payments to such Persons, not to exceed the amount set forth in Section 5.1(j)(A)(2) of the Company Disclosure Letter in the aggregate; (B) establish, adopt, terminate or modify or amend any material Company Benefit Plan (or any other plan, program, policy, agreement or arrangement that would have been a Company Benefit Plan if in existence as of the Agreement Date); or (C) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided of any current or former director, officer, employee, or individual consultant of the Company or its Subsidiaries, including under any Company Benefit Plan, but excluding compensation increases to all such Persons, taken as a whole, in an aggregate annual amount of up to $350,000;

(k) (i) except as required under the applicable Labor Agreement, negotiate, modify, extend, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries, (ii) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, or other actions that could implicate WARN, (iii) hire, engage or terminate (other than for cause) any employee or independent contractor with annual base salary or wage rate in excess of $200,000, or (iv) waive or release any noncompetition, nonsolicitation, noninterference, nondisparagement or other restrictive covenant obligation of any current or former employee or independent contractor;

(l) make or authorize capital expenditures in excess of the individual and aggregate capital expenditures in the capital expenditures budget set forth in Section 5.1(l) of the Company Disclosure Letter;

(m) adopt any plan of complete or partial liquidation or dissolution, merger, consolidation, conversion, division, restructuring, recapitalization or reorganization for the Company or any Company Subsidiary (excluding any internal restructuring, recapitalization or reorganization of wholly owned Company Subsidiaries);

(n) enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the Agreement Date) or terminate any line of business existing as of the Agreement Date;

(o) enter into, materially amend, terminate (which, for the avoidance of doubt, shall not include an automatic expiration of the term or failure to renew) or waive any material rights under any Material Contract or any Contract that would have been a Material Contract had it been entered into prior to the Agreement Date, except for any such amendment, termination or waiver in the ordinary course of business consistent with past practice and provided the Company shall keep Parent reasonably informed with respect to all material developments relating to the foregoing;

(p) (A) make, revoke, or change any material Tax election, (B) change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any closing agreement or seek any ruling from any Governmental Entity, in each case with respect to income or other material Taxes, (E) surrender any right to claim a material refund of Taxes, or (F) settle or finally resolve any claim with respect to material amounts of Taxes of the Company or any of its Subsidiaries for amounts materially in excess of amounts reserved with respect thereto;

(q) enter into or adopt any “poison pill” or similar stockholder rights plan that would prevent or preclude the Transactions;

(r) enter into any Contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K;

(s) license, sell, assign, transfer, abandon, permit to lapse, or otherwise dispose of, any material Company-Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business and Registered Intellectual Property that is otherwise naturally expiring, or disclose to any Person any Trade Secret other than pursuant to a written confidentiality agreement or clause entered into in the ordinary course of business; or

(t) agree, authorize or commit to take any of the foregoing actions in clauses  (a) through (s) above.

Section 5.2 Conduct of Business of the Parent Parties.

Each of the Parent Parties agrees that, from the Agreement Date through the earlier of the Effective Time or the termination of this Agreement, it shall not take any action (including any action with respect to a third party), which is intended to or would reasonably be expected to, individually or with any other such action, have a Parent Material Adverse Effect.

Section 5.3 No Control.

Nothing contained in this Agreement will give the Parent Parties or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct the Parent Parties’ or any of their respective Affiliates’ operations prior to the Effective Time.

Section 5.4 Clear Market.

From the Agreement Date and until the earlier of the date on which the conditions set forth in Section 7.1(c) have been satisfied and the termination of this Agreement in accordance with Section 8.1, the Parent Parties or any of their Affiliates listed on Section 5.4 of the Parent Disclosure Letter shall not, directly or indirectly, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests (or other instruments convertible into or exercisable for equity interests) or (ii) enter into or agree to enter into any material license, or joint venture, in each case, that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding an Action by, any Governmental Entity necessary to consummate the Transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (C) otherwise materially delay or prevent the consummation of the Transactions.

Section 5.5 No Solicitation by the Company; Company Recommendation.

(a) From the Agreement Date and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as explicitly permitted by Section 5.5(b) and Section 5.5(d), the Company will not, and will cause each of the Company Subsidiaries to not, and will use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to not, and to not publicly announce any intention to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”) (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.5 (such as answering unsolicited phone calls and informing Persons of the provisions of this Section 5.5 or contacting any Person making an Alternative Proposal solely to clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal) will not be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.5); (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal; (iii) enter into, engage in, continue or maintain discussions or negotiations with any Person (other than the Parent Parties and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 5.5 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal); (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal; (v) submit to a vote of its shareholders any Alternative Proposal; (vi) effect any Adverse Recommendation Change; provided that, subject to compliance by the Company with the terms of this Section 5.5, neither (1) the determination by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee in accordance with Section 5.5(b) that an Alternative Proposal constitutes a Superior Proposal, nor (2) the delivery by the Company of the notice required by Section 5.5(d)(i) shall in and of themselves constitute an Adverse Recommendation Change; or (vii) enter into or publicly propose to enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for any Alternative Proposal. The Company will, and will cause the Company Subsidiaries to, and will instruct its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Inquiry or an Alternative Proposal and will promptly request in writing any such Third Party (together with its Representatives) that has executed a confidentiality agreement in connection with any Inquiry or an Alternative Proposal and that is in possession of any confidential information heretofore furnished by or on behalf of the Company or any of the Company Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze that information) to promptly return or destroy all such information in accordance with the terms of the applicable confidentiality agreement and terminate access to any physical or electronic data rooms relating to any Inquiry or an Alternative Proposal by such Third Party and its Representatives. It is agreed that any violation of the restrictions on the Company (or instructions given or required to be given by the Company) set forth in this Section 5.5 by any Representative of the Company or any of the Company Subsidiaries (in each case, (i) acting at the direction of the Company or the Company Subsidiaries and (ii) provided that neither the Rollover Shareholder nor any of its directors, officers, employees or affiliates (other than any such person who is a director of the Company acting in such capacity) shall be considered a Representative of the Company or its Subsidiaries for purposes of this Section 5.5(a)) will constitute a breach of this Section 5.5 by the Company. The Company represents and warrants that it has not waived any confidentiality, standstill or similar agreement, restriction or covenant in effect as of the Agreement Date to which the Company or any Company Subsidiary is a party, and the Company covenants and agrees that (x) the Company shall enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any Company Subsidiary is a party or may hereafter become a party, and (y) neither the Company nor any Company Subsidiary has released or will, without the prior written consent of Parent (which may be withheld or delayed in Parent’s sole and absolute discretion), release any Person from, or waive, fail to enforce, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any Company Subsidiary, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Company Subsidiary is a party or may hereafter become a party.

(b) Notwithstanding anything to the contrary in Section 5.5(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives (including members of the Special Committee) receives a bona fide Alternative Proposal from any Third Party at any time prior to the Company Shareholders Meeting, and provided there has been no breach of this Section 5.5 that resulted in such Alternative Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.5(b) if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined, in its good faith judgment (after consultation with its outside financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Third Party and its Representatives that made such Alternative Proposal, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Non-Disclosure Agreement and that does not prohibit compliance by the Company with any of the provisions of this Agreement (it being understood that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.5; and (ii) enter into, engage in and continue thereafter (so long as such Alternative Proposal continues to reasonably be expected to lead to a Superior Proposal after consultation with its outside financial advisors and outside legal counsel) discussions or negotiations with the Third Party and its Representatives that made such Alternative Proposal with respect to such Alternative Proposal.

(c) Promptly (but in any event no later than 36 hours) following receipt of any Alternative Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Alternative Proposal or Inquiry or any amendment or modification to the material terms of any Acquisition Proposal or Inquiry (including, in each case, the identity of the Third Party making any such Alternative Proposal or Inquiry) and the Company will, as promptly as reasonably practicable, provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing, or (ii) a summary of the material terms of such Alternative Proposal or Inquiry, if not in writing. The Company agrees that it will promptly (but in any event no later than 36 hours) provide to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other Third Party in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent informed on a reasonably prompt basis (but in any event no later than 36 hours) of any material developments regarding the Alternative Proposal or Inquiry (including copies of any definitive written agreements exchanged between the parties) or any material change to the terms or status of the Alternative Proposal or Inquiry.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board (acting at the recommendation of the Special Committee) or the Special Committee may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)) cause the Company to effect an Adverse Recommendation Change and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)), and provided there has been no breach of this Section 5.5 that resulted in such Superior Proposal, and the Person making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar agreement with the Company, or any restriction or covenant included therein, cause the Company to terminate this Agreement pursuant to Section 8.1(d) and to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Company Board or the Special Committee may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.1(d), unless:

(i) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board or the Special Committee has received a Superior Proposal and include a copy of the most recent version of such Superior Proposal and a written description of any other material terms and conditions, including, to the extent applicable pursuant to the Superior Proposal, the value in financial terms that the Company Board or the Special Committee has, in consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(ii) during the Notice Period, the Company (1) has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute, in the good faith judgment of the Company Board (acting at the recommendation of the Special Committee) or the Special Committee (in each case, after consultation with outside financial advisors and outside legal counsel), a Superior Proposal, or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the good faith judgment of the Company Board acting at the recommendation of the Special Committee) or the Special Committee (in each case, after consultation with outside financial advisors and outside legal counsel) would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) has promptly (but in any event no later than 36 hours) provided Parent with copies of any definitive written agreements exchanged between the parties and kept Parent informed on a reasonably prompt basis (but in any event no later than 36 hours) of any material developments regarding the Superior Proposal; and

(iii) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such Adverse Recommendation Change would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.5(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three (3) Business Day period above will be deemed to be references to a two (2) Business Day period.

(e) Nothing contained in this Agreement will prevent the Company, or the Company Board, or the Special Committee from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Alternative Proposal; provided that (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee reaffirms the Company Recommendation in such statement or in connection with such action and (ii) it is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change.

Article VI
ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Proxy Statement and Schedule 13E-3; Company Shareholders Meeting.

(a) As promptly as reasonably practicable following the Agreement Date, the Company shall, with the cooperation and assistance of the Parent Parties, prepare a proxy statement to be sent to the Company’s shareholders relating to the authorization and approval (as applicable) of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company by the Company Shareholder Approval, including a notice convening the Company Shareholders Meeting in accordance with the Company Articles of Association (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall establish a record date for the Company Shareholders Meeting in a manner to enable the record date for the Company Shareholders Meeting to be set so that such Company Shareholders Meeting will be duly called and held in accordance with the Company Articles of Association as soon as reasonably practicable following clearance of the Schedule 13E-3 by the SEC. Parent will furnish to the Company all information reasonably requested by the Company concerning the Parent Parties, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement.

(b) The Company and the Parent Parties will cooperate to (i) concurrently with the preparation of the Proxy Statement, jointly prepare and the Company shall file, with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Transactions, which will include the Proxy Statement as an exhibit, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Schedule 13E-3, including the Proxy Statement, and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable, prepare and file any amendments necessary to be filed in response to any such comments; (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any amendment to the Schedule 13E-3. Each Party will promptly notify the other Parties upon the receipt of any comments from the SEC in respect of the Schedule 13E-3 or any other filings associated with the Transactions, including the Proxy Statement or any beneficial ownership reports, or any request from the SEC for amendments to the Schedule 13E-3 or other associated filings, and will provide the other Parties with copies of all correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and the Parent Parties shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(c) If prior to the Effective Time any change occurs with respect to information supplied by any Parent Party for inclusion in the Proxy Statement and/or the Schedule 13E-3 that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, such Party will reasonably promptly notify the Company of such change, and the Parent Parties and the Company will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders. Nothing in this Section 6.1(c) will limit the obligations of any Party under Section 6.1(a).

(d) If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement and/or the Schedule 13E-3, that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, the Company will reasonably promptly notify the Parent Parties of such event, and the Company and the Parent Parties will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.1(d) will limit the obligations of any Party under Section 6.1(a).

(e) The Company will, as promptly as reasonably practicable after the SEC confirms it has no further comments on the Schedule 13E-3, including the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of (i) seeking the Company Shareholder Approval, (ii) if required, seeking approval of an adjournment proposal and (iii) seeking approval of any other proposal necessary for authorizing and approving (as applicable) this Agreement and consummating the Transactions. Except as permitted in Section 6.1(f), the Company will not adjourn the Company Shareholders Meeting without the prior written consent of Parent. The Company will use reasonable best efforts to (A) promptly cause the Proxy Statement to be mailed to the Company’s shareholders; and (B) except if an Adverse Recommendation Change has been made as permitted by Section 5.5(d) and remains in effect, solicit the Company Shareholder Approval, including by retaining the services of a recognized proxy solicitor. The Company Board, acting at the recommendation of the Special Committee, and the Special Committee will recommend to the Company’s shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) and will include such recommendation in the Proxy Statement and the Schedule 13E-3, in each case, unless the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has validly made an Adverse Recommendation Change as permitted by Section 5.5(d) that is still in effect. The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.1 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal, by the making of any Adverse Recommendation Change by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee or by any other development; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.5(d)(i) occurs less than 10 Business Days prior to the Company Shareholders Meeting, the Company will be entitled to postpone or adjourn the Company Shareholders Meeting to a date not more than 10 Business Days after the date such Company Shareholders Meeting had previously been scheduled (but in no event to a date after the date that is six (6) Business Days before the End Date (as defined below)).

(f) The foregoing provisions of this Section 6.1 notwithstanding, the Company will have the right to make one or more postponements or adjournments of the Company Shareholders Meeting (i) to ensure that any amendment to the Proxy Statement and/or amendment to the Schedule 13E-3 required under applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Company Board or the Special Committee (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable Law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present; provided that (A) no single such postponements or adjournment is for more than 10 Business Days except as may be required by applicable Laws; and (B) in the case of clause (iii), the Company Shareholders Meeting is not postponed or adjourned by more than 30 days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Company Shareholders Meeting is postponed or adjourned to (x) a date that is not more than 60 days after the date on which the Company Shareholders Meeting was originally scheduled and (y) a date that is not less than five (5) Business Days prior to the End Date) and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible, it being understood that time shall be of the essence.

Section 6.2 Access to Information; Confidentiality.

Subject to applicable Law and the terms and conditions set forth in the Non-Disclosure Agreement, the Company will, and will cause each of the Company Subsidiaries to, (a) afford to the Parent Parties and the Representatives of the Parent Parties reasonable access, upon reasonable advance notice, during the period from the Agreement Date and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, to their respective officers, key employees, offices, properties, books, contracts, commitments and records, (b) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with the Parent Parties in such access, and (c) furnish reasonably promptly to the Parent Parties all other information concerning its business, properties and personnel as the Parent Parties may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a Third Party (provided that the Company will use its reasonable best efforts to obtain the required consent of such Third Party to such access or disclosure or to allow for such access or disclosure (or as much of it as possible) in a manner that does not violate the terms of any confidentiality agreement or other Contract with a Third Party); (ii) result in the loss of any attorney-client privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iii) violate any Law; provided, further, that the Company will not be required to disclose any materials of the Company, the Company Board or the Special Committee that relate to consideration of the Transactions. Notwithstanding anything contained in this Agreement to the contrary, the Company will not be required to provide any access or make any disclosure to the Parent Parties pursuant to this Section 6.2 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and the Parent Parties or any of their respective Affiliates, on the other hand, are adverse parties.

Section 6.3 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parent Parties and the Company will use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the Agreement Date the Transactions, including (i) preparing and filing with applicable Governmental Entities as promptly as reasonably practicable all necessary applications, notices, disclosures, petitions, filings (or drafts thereof), ruling requests, and other documents pursuant to any Antitrust Laws or FDI Laws and to obtain as promptly as practicable any consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations from Governmental Entities (“Antitrust and/or FDI Approvals”) and all Permits necessary, (ii) taking all steps as may be necessary to obtain all such Permits and Antitrust and/or FDI Approvals as promptly as reasonably practicable, and (iii) obtaining any waivers, qualifications, consents, certificates, clearances, and approvals required from third parties (other than Permits and Antitrust and/or FDI Approvals) in connection with the consummation of the Transactions. Parent shall pay all filing fees payable to a Governmental Entity in connection with the filings made under the HSR Act and any other Antitrust Law or FDI Law, it being understood that the costs and expenses (other than filing fees) of preparing such notification filings, forms, applications, and submissions seeking Antitrust and/or FDI Approvals shall be borne by the Party incurring such costs and expenses.

(b) In connection with the actions referenced in Section 6.3(a) each of the Parent Parties and the Company will, and will cause their respective Affiliates to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) keep the other Party and/or its counsel promptly informed of any material communication received by such Party from, or given by such Party to, any Governmental Entity or Government Official and of any communication received or given in connection with any Action by a private party, in each case, regarding any of the Transactions; (iii) give each other reasonable advance notice of any meeting or conference regarding the Transactions with such Governmental Entity or Government Official or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity, Government Official or other Person, give the other Party and/or its counsel the opportunity to attend and participate in any such meetings and conferences relating to substance or that are material to the procedure; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to a Governmental Entity or Government Official in connection with the Transactions; provided that materials may be redacted (x) as necessary to comply with applicable Law, (y) for confidentiality or legal privilege and (z) to remove references concerning (A) the valuation of the businesses of the Company and the Company Subsidiaries and (B) projections, estimates, budgets, forecasts, plans or other information of the Company and the Company Subsidiaries and other materials that the Special Committee evaluated in connection with the Transactions. Each of the Parent Parties and the Company will, and will use reasonable best efforts to cause their respective Affiliates and any Person whose affiliation with the Parent Parties or any of their Affiliates results in such Person’s involvement in the Antitrust and/or FDI Approvals to, provide any and all information or documentary material, and take such other actions, that are reasonably required for the purpose of preparing and filing the notifications for the Antitrust and/or FDI Approvals and responding to any requests for additional information or documentary material from any Governmental Entity in relation to the Antitrust and/or FDI Approvals.

(c) The Company will give prompt written notice to Parent, and Parent will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice will specify the condition which has failed or will fail to be satisfied, and (ii) any material written notice from any Governmental Entity or other Person in connection with the Transactions; provided that the delivery of any notice pursuant to this Section 6.3(c) will not limit or otherwise affect the remedies available hereunder to the Parent Parties or the Company.

(d) Without limiting anything in this Section 6.3, the Parent Parties agree to take promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Entity to obtain all Antitrust and/or FDI Approvals under any applicable Laws that may be required by any Governmental Entity so as to enable the Parties to consummate the Transactions, including the Merger, as expeditiously as practicable, including committing to and effecting, by consent decree, hold separate order, trust or otherwise, (A) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company or its Subsidiaries or the Parent Parties or their respective controlled Affiliates, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or its Subsidiaries or of the Parent Parties or their respective controlled Affiliates, (C) requiring the Company or any of its Subsidiaries or the Parent Parties or their respective controlled Affiliates to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party and (D) imposing limitations on the Company or its Subsidiaries or of the Parent Parties or their respective controlled Affiliates with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets; provided that: (i) the Parent Parties and their respective Affiliates shall not be obligated to take the foregoing actions contemplated by this sentence with respect to the Parent Parties’ Affiliates (other than each of the Parent Parties, the Company and its Subsidiaries after the Closing), or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, and any Intellectual Property rights thereto or embodied therein or any venture or other arrangement and (ii) any such action is conditioned upon the consummation of the Transactions.

Section 6.4 Indemnification, Exculpation and Insurance.

(a) Bidco agrees that, for a period of six (6) years (with respect to the Company), or seven (7) years (with respect to the Company’s Israeli Subsidiary Sapiens Technologies (1982) Ltd.), from and after the Effective Time, all rights existing as of the Agreement Date to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and/or former directors or officers of the Company and the Company Subsidiaries as provided in their respective memorandum and articles of association or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries in effect as of the Agreement Date will continue in full force and effect in accordance with their terms, and Bidco will cause the Surviving Company and the Company Subsidiaries to perform their respective obligations thereunder. With respect of the Company, Bidco shall cause the memorandum of association and the articles of association of the Surviving Company to contain provisions no less favorable with respect to indemnification, exculpation, and advancement of expenses than are set forth in the memorandum and articles of association of the Company on the Agreement Date as have been Made Available to Parent, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect (other than de minimis effects that are not the purpose of such amendment, repealment or modification) the rights thereunder of individuals who, prior to the Effective Time, were directors, or officers of the Company, with respect to acts or omissions occurring prior to the Effective Time, unless such modification shall be required by applicable Law. Without limiting the foregoing, from and after the Effective Time, Bidco shall, and shall cause the Surviving Company to, indemnify and hold harmless each individual who was prior to or is as of the Agreement Date, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries (the “Company Indemnified Parties”), against all claims, Liabilities, Judgments, fines, fees, costs and expenses, including reasonable and documented out-of-pocket attorneys’ fees and disbursements, incurred in connection with any Action (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any Company Subsidiary, in each case, to the fullest extent permitted under applicable Law. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, the Surviving Company’s memorandum and articles of association (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification; and (y) the Surviving Company will cooperate in the defense of any such matter. Notwithstanding anything to the contrary contained in this Agreement, Bidco shall not (and Bidco shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Company Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years (with respect to the Company), or seven (7) years (with respect to the Company’s Israeli Subsidiary Sapiens Technologies (1982) Ltd.), from and after the Effective Time, the Surviving Company will, and Bidco will cause the Surviving Company to, either maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance maintained by the Company or the Company Subsidiaries or provide substitute policies for the Company and Company Subsidiaries and the insured Persons who are covered by such insurance currently maintained by the Company and the Company Subsidiaries (the “Current Insurance”), in either case, with limits not less than the existing coverage and having other terms not less favorable to the insured Persons than the Current Insurance with respect to claims and matters arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies an aggregate premium of more than 300% of the aggregate annual premium most recently paid by the Company prior to the Agreement Date (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.4(b), it will obtain as much comparable insurance as possible for each year within such seven (7)-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option (and shall, if Parent so requests), purchase “tail” directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance for a period of seven (7) years for the Company and the Company Subsidiaries and the insured Persons who are covered by Current Insurance, such tail insurance to provide coverage with limits not less than, and to have other terms not less favorable to the insured Persons than, the Current Insurance with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event will the aggregate cost of any such tail insurance exceed the Maximum Amount. Bidco will cause the Surviving Company to, and the Surviving Company will, maintain such insurance policies in full force and effect without any amendment adverse to the insured Persons thereunder, and continue to honor the obligations thereunder.

(c) The provisions of this Section 6.4 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties) to the extent of such indemnified or insured party’s interest herein, and his or her heirs and estates, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d) From and after the Effective Time, Bidco shall guarantee the prompt payments of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.4.

(e) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Bidco and the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company assume the Surviving Company’s obligations set forth in this Section 6.4.

(f) Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to insurance claims pursuant to any applicable insurance policy or indemnification agreement, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 6.5 Transaction Litigation.

The Company will give Parent prompt notice of any shareholder Action commenced, or to the Company’s Knowledge, threatened, against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions, including any material developments with respect thereto, and promptly provide Parent with copies of all proceedings and correspondence relating to any such Action or threatened Action. The Company will give Parent the reasonable opportunity to consult with the Company and participate in the defense, release, compromise, waiver or settlement of any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle or come to an arrangement regarding any such shareholder Action, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed).

For purposes of this Section 6.5, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the shareholder Action by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not waived), and Parent may offer comments or suggestions with respect to such shareholder Action that the Company will consider in good faith with the Company retaining authority over such shareholder Action.

Section 6.6 Public Announcements.

Each of the Company and the Parent Parties agrees that no public release or announcement concerning the Transactions will be issued by or on behalf of any of them or their Subsidiaries without the prior written consent of the Company (as to any release by the Parent Parties or their respective Affiliates), and the Parent Parties (as to any release by the Company or its Subsidiaries), which consent of such Parties will not be unreasonably withheld or delayed, except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The Company and the Parent Parties agree that the initial press release announcing the execution and delivery of this Agreement will be a joint press release of the Parent Parties and the Company and will not be issued prior to the approval of each of the Parent Parties and the Company. In addition, each of the Company and the Parent Parties will be entitled to issue separate press releases announcing the execution and delivery of this Agreement which, in the case of the Company’s initial press release, will be subject to prior approval of the Parent Parties and, in the case of the Parent Parties’ press release, will be subject to the prior approval of the Company (in all cases, such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing provisions of this Section 6.6, (i) the Parent Parties, the Representatives of the Parent Parties, the Company and the Representatives of the Company may make public releases or announcements concerning the Transactions that are substantially consistent with previous press releases or announcements made by the Parent Parties and/or the Company in compliance with this Section 6.6, (ii) the Parent Parties and the Representatives of the Parent Parties, the Company and the Representatives of the Company may make public statements to the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are materially consistent with previous press releases, public disclosures or public statements made by the Company or the Parent Parties in compliance with this Section 6.6 and do not reveal material, non-public information regarding the other parties, the Merger, or the other Transactions, (iii) the Parent Parties, the Representatives of the Parent Parties, the Company and the Representatives of the Company may make internal announcements to their respective employees, and the Company and its Affiliates may make announcements to their respective customers; provided that such announcements are (a) in form and substance reasonably acceptable to the other Party and (b) regarding a general description of the Transactions that is otherwise consistent with the Parties’ permitted prior public disclosures regarding this Agreement and the Transactions, and (iv) the restrictions set forth in this Section 6.6 do not apply to any release or announcement (or any portion thereof) made or proposed to be made in connection with, or in response to, an Adverse Recommendation Change or an Alternative Proposal. Notwithstanding the foregoing, the Parent Parties, the Sponsors and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the Transactions to existing or bona fide prospective investors, financing sources, general and limited partners, equityholders, members and managers of any Affiliates of such person consistent with customary practice in the private equity industry, in each case, who are subject to customary confidentiality restrictions that would require such person to keep confidential such information.

Section 6.7 Employment and Company Benefits.

(a) For the period commencing at the Effective Time and ending on the first (1st) anniversary of the date on which the Effective Time occurs (or if earlier, the date of employment termination of the relevant Company Employee), Bidco will cause the Surviving Company to provide each Company Employee with (i) a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such Company Employee immediately prior to the Closing Date, (ii) short-term cash incentive compensation opportunities that are no less favorable than the short- term cash incentive compensation opportunities in effect for such Company Employee immediately prior to the Closing Date, (iii) severance payments and benefits that are no less favorable than the severance payments and benefits in effect for such Company Employee immediately prior to the Closing Date, as set forth in Section 6.7(a) of the Company Disclosure Letter, and (iv) other employee benefits (excluding equity or equity-based compensation, retention or change in control compensation, nonqualified deferred compensation, defined benefit pensions and retiree or post-employment welfare benefits (collectively, “Excluded Benefits”; provided that Excluded Benefits shall not include any such pension, retirement, post-employment or other benefits required by applicable non-U.S. Law)) that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the Closing Date (other than any Excluded Benefits). For purposes of this Agreement, “Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company, any of its Subsidiaries, or any other Affiliate of Bidco immediately following the Closing. Notwithstanding anything in this Agreement to the contrary, (x) the terms and conditions of employment for any Company Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law, and (y) this Section 6.7(a) shall not be deemed to alter any requirements imposed by applicable Law that are more favorable to a Company Employee (and in no event shall any such Company Employee be entitled to any duplication of benefits by reason thereof).

(b) For purposes of vesting, eligibility to participate and level of benefits under any employee benefit plans of Bidco and its Subsidiaries (exclusive of the Company) in which any Company Employees become eligible to participate on or after the Closing Date (the “New Plans”), Bidco shall, or shall cause the Company or any of its Subsidiaries to, provide each Company Employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date to the same extent and for the same purpose as such service was credited under the corresponding Company Benefit Plan as of the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any Excluded Benefits. In addition, Bidco shall, or shall cause the Company or any of its Subsidiaries to, (i) cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing health or welfare benefits that replace the corresponding Company Benefit Plan in which such Company Employee was participating as of the date of such replacement, and (ii) for purposes of each New Plan providing group health benefits to any Company Employee during the plan year in which the Closing Date occurs, use commercially reasonable efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents to the extent such was waived under the corresponding Company Benefit Plan prior to Closing and (y) any eligible expenses incurred and paid by, and credited to, any Company Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Except as set forth on Section 6.7(c) of the Company Disclosure Letter, with respect to fiscal year 2025, Bidco shall or shall cause a Subsidiary to pay bonuses provided under the Company’s annual performance bonus programs for such fiscal year to each eligible Company Employee in the ordinary course of business based on actual performance as determined by Bidco in good faith, in consultation with the Company’s Chief Executive Officer, according to performance metrics applicable to such bonus opportunity.

(d) No provision of this Agreement will (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by Bidco, Parent, the Surviving Company or their respective Affiliates, or preclude the ability of Bidco, Parent, the Surviving Company or their respective Affiliates to terminate the employment of any employee for any reason; (ii) require Bidco, Parent, the Surviving Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) establish or amend any employee benefit plan of Bidco, Parent, the Company or any of their respective Affiliates. Without limiting the generality of Section 9.7, and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.7 will create any third-party beneficiary rights in any Person, including any Company Employee or current or former Service Provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.8 Merger Sub.

Parent will cause Merger Sub to comply with and perform all of its obligations under or relating to this Agreement and the Plan of Merger, including, in the case of Merger Sub, to consummate the Merger on the terms and conditions set forth in this Agreement and the Plan of Merger. Immediately following the execution of this Agreement, Parent, as sole shareholder of Merger Sub, will authorize and approve (as applicable) this Agreement and the Plan of Merger.

Section 6.9 Stock Exchange Delisting; Deregistration.

Prior to the Closing Date, the Company will cooperate with the Parent Parties and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the delisting by the Surviving Company of the Common Shares from Nasdaq and the TASE, the deregistration of the Common Shares under the Exchange Act and the suspension of the Company’s reporting obligations as promptly as practicable after the Effective Time.

Section 6.10 Financing.

(a) Subject to the terms and conditions of this Agreement, each Parent Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the proceeds of the Financing on a timely basis, but in any event no later than the Closing, on the terms and conditions described in the Equity Commitment Letter and the Financing Letters, including using (and causing its Subsidiaries to use) their respective reasonable best efforts to: (i) comply with and maintain in full force and effect the Equity Commitment Letter and the Financing Letters in accordance with, and subject to, the terms and conditions thereof; (ii) satisfy on a timely basis all conditions contained in the Equity Commitment Letter and the Financing Letters that are applicable to the Parent Parties and within the control of the Parent Parties; (iii) upon satisfaction of the conditions set forth in the Financing Letters, consummate the Debt Financing at or prior to the Closing; (iv) comply with its covenants or other obligations applicable to the Parent Parties and within the control of the Parent Parties pursuant to the Financing Letters at or prior to the time the Closing is required to occur; (v) enforce their rights under the Equity Commitment Letter and the Financing Letters, and (vi) not use any amount of the Financing for any purpose other than to satisfy its obligations under this Agreement unless such purpose is expressly permitted by the terms of the Equity Commitment Letter or the Financing Letters, in each case, to the extent that failure to do so would adversely affect the availability of the Financing at the Closing or would in any way reduce the amount of freely available funds needed to satisfy its obligations under this Agreement at Closing (and any change which causes (i) the conditionality of any Financing Letter to become more onerous to the Company (in the good faith determination of the Parent Parties) and/or (ii) reduce the period of time for which funds contemplated to be funded at Closing are available to be drawn shall be automatically regarded as adversely affecting the availability of the Financing).

(b) Neither Bidco nor its Affiliates shall initiate, request or agree to any amendment or other modification to, obtain any replacement of, or grant any waivers of, any condition or other provision of the Equity Commitment Letter or Financing Letter in a manner that would adversely affect the availability of, or would in any way reduce the freely available funds intended for use to satisfy its obligations under this Agreement at Closing at or prior to the Closing without the prior written consent of the Company (and any change which causes (i) the conditionality of any Financing Letter to become more onerous to the Company or Bidco (in the good faith determination of Bidco); (ii) reduce the period of time for which funds contemplated to be funded at Closing are available to be drawn; or (iii) results (or would reasonably result in) the termination of the Equity Commitment Letter or Financing Letter shall be automatically regarded as adversely affecting the availability of the Financing). Bidco shall not, other than as set out in the Equity Commitment Letter or the Financing Letters, permit, release or consent to the novation, transfer, delegation, assignment, withdrawal, termination, repudiation or rescission of any of the Equity Commitment Letter or the Financing Letters and shall not permit, release or consent to the termination of the obligations of any Financing Source party to any of the Financing Letters, in each case, without the prior written consent of the Company.

(c) In no event shall the Sponsors, the Parent Parties or any of their Affiliates (which for purposes of this Section 6.10(c) shall be deemed to include the parties to the Equity Commitment Letter and their Affiliates) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, from providing or seeking to provide financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other Transactions.

(d) Each of the Parent Parties acknowledges and agrees that neither the obtaining of the Financing nor the obtaining of any Alternative Financing is a condition to the Merger or the Closing and reaffirms its obligation to consummate the Merger and the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing, subject to the applicable conditions set forth in Section 7.1 and Section 7.2.

(e) The Parent Parties acknowledge and agree that none of the Company or its Subsidiaries or their respective Affiliates or its and their Affiliates’ respective Representatives shall incur any liability to any Person under any financing that the Parent Parties may raise in connection with the Transactions or any cooperation provided pursuant to this Section 6.10.

(f) Any breach of the Equity Commitment Letter or Financing Letter by Parent shall be deemed a breach by Parent of this Section 6.10. Parent shall (i) keep the Company reasonably informed of all material developments in respect of the Equity Commitment Letter and the Financing Letters (including any proposed amendments or waivers in respect thereof) and shall furnish the Company with complete, correct and executed copies of each amendment, waiver or other modification of the Equity Commitment Letter or the Financing Letters and any Alternative Financing agreement promptly upon their execution, (ii) give the Company prompt (but, in any event, within three (3) Business Days) written notice of any breach (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Equity Commitment Letter or the Financing Letters or any Alternative Financing agreement of which any Parent Party becomes aware and any withdrawal, repudiation or termination thereof of which any Parent Party becomes aware and, in each case, any written notice or other communication with respect to any of the foregoing, (iii) give the Company prompt (but, in any event, within three (3) Business Days) written notice of each material dispute or disagreement between or among the parties to the Equity Commitment Letter or the Financing Letters, (iv) notify the Company if for any reason Bidco no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing contemplated by the Financing Letters to be funded at the Closing, on the terms described therein and (v) upon the reasonable request of the Company, use reasonable best efforts to arrange and obtain as promptly as practicable, from the same and/or alternative debt financing sources, as applicable, alternative financing; provided that any alternative financing so arranged shall be in an amount, together with the amount of Financing remaining available and cash and cash equivalent on hand at the Company and its Subsidiaries, sufficient to pay the amount required to be paid hereunder on the Closing Date, in each case, upon terms and conditions not materially less favorable, taken as a whole, than those set forth in the Financing Letters (including, for the avoidance of doubt, any related “market flex” provisions) (“Alternative Financing”). In the event any Alternative Financing is obtained in accordance with this Section 6.10(f), references in this Agreement to “Debt Financing” shall also be deemed to refer to such Alternative Financing, as appropriate, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter” and “Financing Letters,” as applicable, shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, as appropriate.

(g) Prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to and instruct its and their respective Representatives to, use reasonable best efforts to provide to the Parent Parties, in each case at Parent’s sole cost and expense, such customary cooperation as is reasonably requested by the Parent Parties in connection with the arrangement of the Financing, including:

(i) causing senior management of the Company, with appropriate seniority and expertise, to assist in preparation for and participate in a reasonable number of lender telephonic meetings, presentations and due diligence sessions in connection with the Financing at reasonable times and locations mutually agreed;

(ii) providing reasonable and customary assistance with the preparation by Bidco of lender presentations;

(iii) providing all customary documentation and other customary information about the Company and its Subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into Law on October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time) and providing a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, at least four (4) Business Days prior to the Closing Date and to the extent requested in writing, at least six (6) Business Days prior to the Closing Date;

(iv) providing reasonable and customary assistance in taking corporate, limited liability company, partnership or other similar actions reasonably requested by the Parent Parties as is necessary to permit the consummation of the Financing on the Closing Date; provided that no such actions shall be required to be effective prior to the Closing;

(v) reasonably cooperating in satisfying the conditions precedent to the funding of the Debt Financing and the Equity Financing set forth in the respective Financing Letter, the Equity Commitment Letter or any definitive documentation relating to any of the Financings to the extent such condition requires the cooperation of, or is within the control of, the Company; and

(vi) reasonably assisting Bidco with Bidco’s preparation and execution of the definitive Debt Financing agreements (including all schedules thereto), including cooperating to (x) facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing, (y) facilitate the provision of guarantees supporting the Debt Financing and (z) causing officers of the Company and its Subsidiaries to execute and deliver customary certificates and other documents as may reasonably be requested by the Buyer or the Financing Sources in connection with the Debt Financing; provided, with respect to the execution of such documents, that no such execution shall be required to be effective prior to the Closing;

provided that:

(A) in no event shall the Company or any of its Subsidiaries be required to provide any such cooperation to the extent it unreasonably interferes in any manner with the ongoing operations of the Company and its Subsidiaries;

(B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives on account of the Financing shall be effective until the Closing Date;

(C) in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee or incur any cost, expense or liability in connection with the Financing prior to the Closing Date (in each case, except to the extent the Company is entitled to receive reimbursement or indemnification therefor pursuant to the last paragraph in this Section 6.10(g)), or enter into any definitive agreement, in connection with the Financing that is effective, prior to the Closing Date;

(D) nothing in this Section 6.10 shall require any action that would conflict with or violate any applicable Laws or result in, prior to the Closing Date, a material contravention of any note, bond, mortgage, indenture, Contract, Permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their properties is bound or affected on the Agreement Date;

(E) [reserved];

(F) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing, the disclosure of which is subject to attorney-client privilege or could reasonably result in the disclosure of any Trade Secrets or competitively sensitive information not otherwise required to be provided under this Agreement;

(G) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to prepare or deliver any pro forma financial information or projections;

(H) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion in connection with the Financing;

(I) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(J) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to cause any director, officer, manager or employee or shareholder of the Company or any of its Subsidiaries to incur personal liability.

(h) Parent shall, in the event the Closing shall not occur by the End Date, (x) promptly following receipt of a written request therefor, reimburse the Company for all out-of-pocket costs and expenses (including (A) attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.10; and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 6.10) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of the fraud or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.

(i) The Company hereby consents to the use of its logos solely in connection with the Financing; provided that the Parent Parties shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any its Subsidiaries or the Company’s or any of its Subsidiaries’ reputation or goodwill.

Section 6.11 Resignations.

The Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time, effective upon the Effective Time.

Section 6.12 Tax Matters.

(a) Intended U.S. Tax Treatment. For U.S. federal income tax purposes (and any applicable corresponding state or local income tax purposes), the Parties intend the exchange of Common Shares for Per Share Merger Consideration pursuant to the Merger constitute a sale or exchange of such Common Shares under Section 1001 of the Code. The Parties shall report consistently with the foregoing sentence for all applicable Tax purposes (including the filing of Tax Returns) and shall not take any position inconsistent therewith unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees (“Transfer Taxes”) incurred in connection with the transaction contemplated by this Agreement and the transactions contemplated hereby (other than those described in Section 2.2(c)) shall be paid by the Parent Parties when due. The Parent Parties shall prepare and file, at their expense, all Tax Returns and other documentation with respect to such Transfer Taxes.

(c) Israeli Tax Rulings.

(i) As soon as practicable after the Agreement Date, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application in form and substance acceptable to Parent for the Interim Options Tax Ruling. As soon as practicable after obtaining the Interim Tax Ruling, the Company, in coordination with Parent, shall file with the ITA an application in form and substance acceptable to Parent for the Options Tax Ruling.

(ii) As soon as practicable following the Agreement Date, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA, within ten (10) Business Days of the Agreement Date, an application for a ruling (which shall be reviewed and approved by Parent and its Israeli counsel prior to its submission to the ITA) that (i) with respect to holders of Common Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company, Merger Sub, the Israeli Withholding Agent, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Aggregate Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Common Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Common Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Aggregate Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Common Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(d) Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling, and the Company shall inform Parent’s Israeli counsel of the content of any discussions and meetings relating thereto in advance and allow Parent’s Israeli counsel to participate in any such discussions or meetings, at Parent’s expense. The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, including appendices thereof, shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed, it being understood that in the event that the Withholding Tax Ruling shall impose non-standard or uncommon restrictions or obligations, Parent may in its discretion accept or agree to, or refuse to accept or agree to, any such restrictions or obligations. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. Should Parent’s counsel not be able to attend any meeting with the ITA, the Company shall provide Parent with an update of such meetings or discussion within two (2) Business Days of such meeting or discussion.

(e) Cooperation. The Parent Parties and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to reasonably cooperate as and to the extent reasonably requested by the applicable other Party, and by the Rollover Shareholder, in connection with the preparation, execution and filing of Tax Returns, the filing for any Tax ruling (including with respect to the structure of the transactions contemplated by the Rollover Agreement), the making of any Tax elections (including, for the avoidance of doubt, any election under Section 338(g) of the Code, in which case, such cooperation shall include providing any certifications under Treasury Regulations Section 1.1445-2(c) with respect to applicable U.S. Subsidiaries of the Company), and the conduct of any audit, examination, or claim or with respect to Taxes relating to the Company.

Section 6.13 IIA Matters.

Prior to the Closing, the Company and its Subsidiaries shall (i) reasonably consult with Parent regarding all matters relating to the IIA, (ii) to the extent permitted under applicable Laws, not discuss with the IIA or present to the IIA any facts or information relating to the Agreement or the Transactions without obtaining Parent’s or its counsel’s prior written consent, (iii) not receive any Governmental Grants from the IIA, (iv) not apply for any new IIA approvals for Governmental Grants without obtaining Parent’s or its counsel’s prior written consent, (v) not exercise any new IIA approval for Governmental Grants if granted to the Company or its Subsidiaries and (vi) not enter into any agreements or arrangements with the IIA without Parent’s prior written consent, including in connection with the September 2024 application by the Company’s Israeli Subsidiary to the IIA for royalty settlement arrangements.

Article VII
CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Law, written waiver by such Party at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) is in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other Transactions.

(c) Requisite Regulatory Approvals. The Requisite Regulatory Approvals have been obtained and remain in full force and effect.

Section 7.2 Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in this Agreement (except for the representations and warranties contained in Section 4.1, Section 4.2 and Section 4.7) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of the Parent Parties contained in Section 4.1, Section 4.2 and Section 4.7 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Parent Parties. The Parent Parties have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c) Parent Certificate. Parent has delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligations of the Parent Parties.

The obligations of the Parent Parties to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, written waiver at by Parent prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.1, Section 3.2(a), Section 3.3(a) through (d), Section 3.4, Section 3.5(a)(i), Section 3.9(a)(ii), Section 3.20, the first sentence of Section 3.21 and Section 3.22) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.2(a), Section 3.3(a) through (d) (other than the first two sentences of Section 3.3(a)), Section 3.4, Section 3.5(a)(i), Section 3.20, the first sentence of Section 3.21 and Section 3.22, are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects; (iii) the representations and warranties of the Company contained in the first two sentences of Section 3.3(a) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for inaccuracies that are de minimis relative to the total fully-diluted equity capitalization of the Company, and (iv) the representations and warranties of the Company contained in Section 3.9(a)(ii) are true and correct at and as of the Closing as if made at and as of such time.

(b) Performance of Obligations of the Company. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the Agreement Date, there has not occurred any circumstance, occurrence, effect, change, event, or development that has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing as of the Closing.

(d) Company Certificate. The Company has delivered to Parent a certificate, dated as of the Closing Date and signed by its Principal Executive Officer or Principal Financial Officer, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(c) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.

This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.1(d) and Section 8.1(f), whether before or after receipt of the Company Shareholder Approval):

(a) by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b) by either the Company (acting at the recommendation of the Special Committee) or Parent:

(i) if the Merger is not consummated on or before 5:00 p.m., Eastern Time, on February 8, 2026 (the “End Date” as may be extended by the mutual written agreement of Parent and the Company); provided that if all of the conditions set forth in Article VII (other than those conditions that by their nature cannot be satisfied until the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place at such time) have been satisfied or waived other than (A) the condition set forth in Section 7.1(c) with respect to Requisite Regulatory Approvals or (B) the condition set forth in Section 7.1(b) with respect to absence of Legal Restraints (to the extent the applicable Law or Judgment relates to the Requisite Regulatory Approvals to be satisfied)), either the Company or Parent shall have the right by delivering written notice to the other party to extend the End Date to 5:00 p.m., Eastern Time, on April 9, 2026; provided further that the right to terminate this Agreement under this Section 8.1(b)(i) will not be available to any Party whose breach of any provision of this Agreement, directly or indirectly, primarily causes or results in the failure of the Merger to be consummated by the End Date (it being understood that the Parent Parties’ failure to close solely as a result of the unavailability of the Debt Financing to be funded at the Closing which failure shall not have resulted primarily from one or more breaches by any Parent Party of this Agreement shall not limit Parent’s right to terminate pursuant to Section 8.1(b)(i); it being further understood that for the purposes of this Section 8.1(b)(i), any such breach by a Parent Party shall be considered a breach by Parent);

(ii) if the condition set forth in Section 7.1(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) will not be available to a Party if the issuance of such Legal Restraint was primarily due to the failure of such Party, and, in the case of Parent, the failure of any Parent Party to perform any of its obligations under this Agreement; or

(iii) if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting (including any due adjournment thereof) at which a vote on the Merger was taken.

(c) by the Company (acting at the recommendation of the Special Committee), if any Parent Party has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of any Parent Party has become untrue, in each case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(c) unless any such breach or failure to be true, if curable, has not been cured by the earlier of (i) 20 Business Days after written notice by the Company to Parent informing Parent of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this  Section 8.1(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company (acting at the recommendation of the Special Committee) prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.5(d) (with such definitive written agreement being entered into substantially concurrently with such termination of this Agreement); provided that the Company pays the Company Termination Fee substantially concurrently with such termination;

(e) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) unless any such breach or failure to be true, if curable, has not been cured by the earlier of (i) 20 Business Days after written notice by Parent to the Company informing the Company of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if any Parent Party is then in breach of this Agreement, the Rollover Agreement or the Support Agreement in any material respect;

(f) by Parent prior to the Company Shareholders Meeting if (i) an Adverse Recommendation Change has occurred (provided that the mere fact that a written notice was delivered by the Company to Parent in accordance with Section 5.5(d)(i) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.1(f)), (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a Third Party, the Special Committee fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 Business Days of the commencement of such tender offer or exchange offer or (iii) after the public disclosure of an Alternative Proposal and Parent’s request to reaffirm the Company Recommendation, the Special Committee fails to publicly reaffirm the Company Recommendation no later than the earlier of (A) five (5) Business Days after Parent so requests in writing and (B) two (2) Business Days prior to the End Date; provided that the Company must receive the request from Parent at least 24 hours prior to such reaffirmation being required; and provided, further, that in no event will the Company or the Special Committee be obligated to publicly reaffirm the Company Recommendation more than once with respect to each such publicly announced Alternative Proposal or more than once with respect to each publicly announced material modification thereof; or

(g) by the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.3 are satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied at the Closing), (ii) the Company irrevocably confirms to the Parent Parties in writing, on or following the date on which the Closing is required to occur pursuant to Section 2.3, that it stands ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.2 have been satisfied or validly waived (or would then be satisfied if the Closing were to occur as of the third (3rd) Business Day following delivery of such confirmation) and (iii) the Parent Parties fail to consummate the Closing on or prior to the later of the date that the Closing should have occurred pursuant to Section 2.3 and the third (3rd) Business Day following delivery of such confirmation of the Company referred to in clause (ii).

Section 8.2 Effect of Termination.

In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement will forthwith become void and have no effect, without any Liability on the part of the Parties (or any shareholder or Representative of a Party), other than Liability arising from Section 6.6, Section 6.10(h), this Section 8.2, Section 8.3 and Article IX, which provisions will survive such termination of this Agreement; provided that nothing herein will relieve a Party from Liability resulting from such Party’s fraud or willful breach of this Agreement; provided, however, that in no event will the Parent Parties or the Parent Related Parties have any Liability for monetary damages (including damages for fraud, willful breach, monetary damages in lieu of specific performance or otherwise) in the aggregate in excess of the amount of the Parent Termination Fee, the Enforcement Expenses and the Reimbursement Obligations and subject in all respects to the limitations set forth in Section 8.3(d), Section 8.3(e) and Section 8.3(f). For purposes of this Agreement, “willful breach” means a material breach that is a consequence of an act or omission undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Non-Disclosure Agreement and the Limited Guarantee, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

Section 8.3 Fees and Expenses.

Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the Transactions will be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

(a) The Company will pay to Parent a fee of $61,581,495.00 (the “Company Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.1(d) (Superior Proposal) or Parent terminates this Agreement pursuant to Section 8.1(f) (Adverse Recommendation Change); or

(ii) (A) after the Agreement Date but prior to the termination of this Agreement pursuant to Section 8.1 (in the case of a termination pursuant to Section 8.1(b)(i) (End Date) or Section 8.1(e) (Company Breach)) or the date of the Company Shareholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii) (No Company Shareholder Approval)), an Alternative Proposal is publicly made by a Third Party to the Company or the Special Committee or is made directly to the Company’s shareholders by a Third Party and in each case, not publicly withdrawn at least two (2) Business Days prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) (End Date) or by Parent pursuant to Section 8.1(b)(iii) (No Company Shareholder Approval) or Section 8.1(e) (Company Breach); and (C) within 12 months of such termination, (x) the Company enters into a definitive Contract for an Alternative Proposal and such Alternative Proposal is consummated (whether during or after such 12-month period) or (y) an Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.3(a)(ii), the references to 20% in the definition of “Alternative Proposal” will be deemed to be references to 50%.

Any Company Termination Fee due under this Section 8.3(a) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement by the Company pursuant to Section 8.1(d), substantially concurrently with and not later than the next Business Day following such termination, (y) in the case of termination of this Agreement by Parent pursuant to Section 8.1(f), no later than the fifth (5th) Business Day immediately following the date of such termination, and (z) in the case of clause  (ii) above, on the date of consummation as referred to in clause (ii) (C) above.

(b) Notwithstanding anything to the contrary in this Agreement or otherwise, if this Agreement is validly terminated pursuant to Section 8.1, and Parent receives full payment of the Company Termination Fee and Enforcement Expenses under the circumstances in which the Company Termination Fee is payable as provided in this Section 8.3, the receipt of the Company Termination Fee and Enforcement Expenses (if any) will be (i) the sole and exclusive remedy of the Parent Parties against the Company, its Affiliates and its Subsidiaries and any of their respective direct or indirect former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”) in respect of this Agreement and the Transactions and for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon full payment of such amount (in circumstances where the Company Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by the Parent Parties or their respective Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither the Parent Parties nor any of their respective Affiliates or Parent Related Parties will be entitled to bring any Action or otherwise be entitled to any remedy against the Company or any of its Affiliates or other Company Related Party, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. Any payment of the Company Termination Fee will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.3. The Company Related Parties are intended third party beneficiaries of this Section 8.3(b).

(c) In the event that this Agreement is terminated (A) by the Company pursuant to Section 8.1(c) or Section 8.1(g) or (B) by Parent pursuant to Section 8.1(b)(i) in circumstances in which the Company had the right to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(g), then within five (5) Business Days after demand by the Company, Parent shall pay to the Company a fee equal to $172,428,187.00 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Notwithstanding anything to the contrary in this Agreement or otherwise, (x) if this Agreement is validly terminated pursuant to Section 8.1 under the circumstances in which the Parent Termination Fee is payable in accordance with Section 8.1(c), the Company’s right to receive payment of the Parent Termination Fee, the Reimbursement Obligations (if any) and the Enforcement Expenses (if any), to the extent owed pursuant to this Section 8.3, together with the Company’s right to enforce its rights under the Non-Disclosure Agreement and the Limited Guarantee and the Company’s right to specific performance pursuant to, and subject to the limitations of, Section 9.10, will be the sole and exclusive remedies of the Company and its Affiliates and the Company Related Parties against (A) the Parent Parties or the Sponsors; (B) the former, current and future holders of any equity, controlling persons, Affiliates, Representatives, members, directors, officers, employees, managers, general or limited partners, stockholders or shareholders and assignees of each of the Parent Parties and the Sponsors and any holder of any equity, controlling person, Affiliate, Representative, member, manager, general or limited partner, stockholder or shareholder and assignee of any of the foregoing (such persons, excluding the Parent Parties, but including the Sponsors, collectively, the “Parent Related Parties”); and (C) the Financing Sources, in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters, the Equity Commitment Letter and the Limited Guarantee) and the transactions contemplated hereby and thereby; and, upon payment to the Company in full of the Parent Termination Fee, Reimbursement Obligations (if any) and Enforcement Expenses (if any), to the extent owed pursuant to this Section 8.3, none of the Parent Parties, the Parent Related Parties or the Financing Sources will have any liability or obligation to the Company or its Affiliates or any Company Related Party relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters, the Equity Commitment Letter and the Limited Guarantee) or the Transactions (except that the Parties (or their Affiliates, if applicable) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Non-Disclosure Agreement) including with respect to any breach of this Agreement by the Parent Parties or failure of any Parent Party to perform its obligations hereunder (whether such breach or failure to perform is knowing, deliberate, willful (including a willful breach), intentional, unintentional or otherwise), or the failure of the Merger or the other Transactions to be consummated, and (y) if this Agreement is validly terminated pursuant to Section 8.1(c) under the circumstances in which the Parent Termination Fee is not payable in accordance with Section 8.3(c), the Company may seek to recover monetary damages from Parent for a willful breach (but, for the avoidance of doubt, not for any other breach or failure to perform hereunder) that occurs prior to such termination, and in no event shall the Company or its Affiliates or any Company Related Party seek or be entitled to obtain, nor will any other Person be entitled to seek or obtain, any monetary damages (including any consequential, special, indirect or punitive damages) from Parent, Merger Sub or any of the Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith, or the Transactions in excess of the amount of the Parent Termination Fee and, if applicable, the Enforcement Expenses and Reimbursement Obligations.

(e) The Parties acknowledge and agree that, while the Company may pursue a grant of specific performance in accordance with, and subject to the limitations of, Section 9.10, and payment of the Parent Termination Fee or other monetary damages in accordance with, and subject to the limitations of, this Section 8.3, in no event shall the Company or any Company Related Parties be entitled to obtain (i) both (x) a grant of specific performance pursuant to Section 9.10 that results in the Closing occurring and (y) payment of the Parent Termination Fee or other monetary damages and any applicable Enforcement Expenses and Reimbursement Obligations to the extent owed or (ii) both (x) an award of monetary damages and (y) the Parent Termination Fee and, if applicable, Enforcement Expenses. In no event shall Parent or the Company be required to pay the Parent Termination Fee or the Company Termination Fee, as applicable on more than one occasion. The Parent Related Parties and the Financing Sources are intended third party beneficiaries of Section 8.3(d), this Section 8.3(e) and Section 8.3(f).

(f) Notwithstanding anything to the contrary in this Agreement (including Section 8.3(d), Section 8.3(e) and this Section 8.3(f)), if the Parent Termination Fee and, if applicable, the Enforcement Expenses and Reimbursement Obligations are paid to the Company in full, under no circumstances will any Company Related Party, or the Company Related Parties in the aggregate, be entitled to monetary damages or monetary remedies for any claims, damages or other losses suffered as a result of the failure of the transactions contemplated by this Agreement or in the Equity Commitment Letter or the Financing Letters to be consummated or for a breach or failure to perform hereunder or thereunder or for any representation made or alleged to have been made in connection herewith or therewith, in excess of the amount of the Parent Termination Fee and, if applicable, the Enforcement Expenses and Reimbursement Obligations.

(g) Acknowledgement. Each of the parties acknowledges and agrees that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.3(a) or Section 8.3(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Parent Parties or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.3, the parties would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party) (collectively, the “Enforcement Expenses”) provided, that in no event shall any Party be required to pay Enforcement Expenses in an aggregate amount exceeding $8,000,000.

Section 8.4 Amendment.

This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, no amendment that by Law, requires further approval by the Company’s shareholders will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Termination of this Agreement prior to the Effective Time will not require the approval of the shareholders of the Parent Parties or the Company.

Section 8.5 Extension; Waiver.

At any time prior to the Effective Time, the Parties may (in writing) (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any covenants and agreements contained in this Agreement; or (iv) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by Law but will be at the direction of and only be valid if approved by the Special Committee. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

Article IX
GENERAL PROVISIONS

Section 9.1 Non survival of Representations and Warranties.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. Notwithstanding the foregoing, this Section 9.1 will not limit the obligations of any Party under any covenant or agreement of such Party that by its terms contemplates performance after the Effective Time (including, for the avoidance of doubt, the covenants set forth in Section 6.12).

Section 9.2 Notices.

All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received and no “bounceback” or notice of non-delivery is received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to the Company, to:

Sapiens International Corporation N.V.

Azrieli Center

26 Harokmim St.

Holon, Israel 5885800

Email: [***]; [***]

Attention: Roni Al-Dor; Roni Giladi

with copies (which will not constitute notice) to:

Meitar Law Offices

16 Abba Hillel Road

Ramat Gan, Israel 5250608

Email: mrimon@meitar.com; ranc@meitar.com

Attention: Mike Rimon, Adv., Ran Camchy, Adv.

and

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Email: joshua.kiernan@lw.com; josh.dubofsky@lw.com; gilad.zohari@lw.com

Attention: Joshua Kiernan; Josh Dubofsky; Gilad Zohari

and

Walkers

The Scalpel, 11th Floor, 52 Lime Street

London, EC3M 7AF, United Kingdom

Email: neil.mcdonald@walkersglobal.com

Attention: Neil McDonald

(b) if to Bidco, Parent or Merger Sub, to:

c/o Advent International, L.P.

800 Boylston Street

Boston, MA 02199

Attention: Advent Legal

Email: [***]

with copies (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Willard S. Boothby, P.C.; Michael Chung

Email: willard.boothby@kirkland.com; michael.chung@kirkland.com

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.3 Definitions.

(a) For purposes of this Agreement:

“102 Options” means Company Options subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 RSUs” means Company RSUs subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 Shares” means Common Shares issued upon exercise of 102 Options or vesting of 102 RSUs (including Common Shares issued upon exercise of awards granted under the Prior Company Share Plans) and deposited with the 102 Trustee.

“102 Trustee” means the trustee nominated by the Company as trustee for the Company Share Plans in accordance with Section 102.

“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.

“3(i) RSUs” means Company RSUs subject to Tax in accordance with Section 3(i) of the Ordinance.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, qui tam action, demand, hearing, investigation, audit, litigation, arbitration, mediation, proceeding, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Adverse Recommendation Change” will occur if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee (a) adopts, approves or recommends, or publicly proposes to adopt, approve or recommend to the shareholders of the Company, an Alternative Proposal or take any action or make any statement inconsistent with the Company Recommendation or the Special Committee Recommendation, (b) fails to include the Company Recommendation or the Special Committee Recommendation in the Proxy Statement when required under this Agreement; (c) fails to make, changes, withholds, withdraws, qualifies or modifies or authorizes, resolves or proposes publicly to change, withhold, withdraw, qualify or modify the Company Recommendation or the Special Committee Recommendation in a manner adverse to the Parent Parties; (d) takes any public action, or makes any public statement, filing or release adverse to the Company Recommendation or the Special Committee Recommendation (including recommending against the Merger or approving, endorsing or recommending any Alternative Proposal), (e) fails to publicly reaffirm the Company Recommendation following any Alternative Proposal or any material modification thereto having been publicly made, proposed or communicated (and not publicly withdrawn) within five (5) Business Days after Parent so requests in writing, (f) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a Third Party, fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 Business Days of the public commencement of such tender offer or exchange offer or (g) publicly proposes or agrees to any of the foregoing.

“Affiliate” of any Person means (a) another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that for purposes of this definition as used in this Agreement, none of the Company or any of the Company Subsidiaries will be deemed to be Affiliates of the Sponsors or the Parent Parties, or vice versa, prior to Closing, and (b) this definition will not preclude the SEC from determining that, for purposes of Rule 13e-3 of the Exchange Act, a Party should be deemed an Affiliate and a “filing person” for purposes of the Schedule 13E-3 and, in that case, such Party will be subject to the same cooperating obligations set forth under clauses of (b) through (d) of Section 6.1. Notwithstanding anything to the contrary in this Agreement, none of the Sponsors, their Affiliates or portfolio companies (other than the Company and its Subsidiaries from and after the Closing) shall be considered Affiliates of the Parent Parties for purposes of Section 5.4 (except to the extent listed on Section 5.4 of the Parent Disclosure Letter) or Section 6.3 (other than Section 6.3(b) for which the Sponsors shall be deemed to be Affiliates of the Parent Parties).

“Alternative Proposal” means any proposal or offer (whether or not in writing), other than from the Parent Parties or their respective Affiliates, with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination, or tender offer, share purchase or other transaction involving or relating to the Company, or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated total assets of the Company or to which 20% or more of the consolidated total revenue or net income of the Company are attributable, that would result in any Third Party beneficially owning, directly or indirectly, in one or a series of related transactions 20% or more of the outstanding equity interests or consolidated total assets of the Company or any successor or parent company thereto; (b) transaction in which any Person (or the shareholders of any Person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of any class of Common Shares of the Company; or (c) any combination of the foregoing (in each case, other than the Transactions).

“Anti-Bribery Legislation” means all and any of the following: the U.S. Foreign Corrupt Practices Act of 1977; the U.K. Bribery Act 2010, and any other applicable Laws relating to bribery or corruption.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Hard-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder (the “HSR Act”), the Federal Trade Commission Act of 1914 and all Laws, in any jurisdiction, whether domestic or foreign, national or supranational, in each case, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Applicable Subsidiary” shall mean the applicable Subsidiary of the Surviving Company at which a Person who was, immediately prior to the Effective Time, a holder of a Company Option or Company RSU, is employed.

“Bidco Board” means the Board of Directors of Bidco.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the offices of the Registrar of Companies in the Cayman Islands are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in (i) New York, New York, (ii) London, United Kingdom, (iii) Tel Aviv, Israel or (iv) the Grand Duchy of Luxembourg.

“Code” means the United States Internal Revenue Code of 1986.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company SEC Documents.

“Company Balance Sheet Date” means March 31, 2025.

“Company Benefit Plan” means each (a) “employee benefit plan” (as defined in Section 3(3) of ERISA), (b) severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, shares option, shares purchase, shares unit, restricted shares, or other plan, agreement, practice, custom, arrangement, program or policy providing for equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefit, loan, relocation, repatriation, expatriation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind, and (c) each other benefit or compensation plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants or individual independent contractors of the Company or a Company Subsidiary (or dependents or beneficiaries thereof); that, in each of the case of (a) through (c), is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any Liability (including on account of an ERISA Affiliate).

“Company Board” means the Board of Directors of the Company.

“Company Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters (each, an “Effect”), is or would reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevent, materially delay or impair the consummation by the Company of the Merger, excluding, solely in the cause of clause (i) any such Effect to the extent resulting from:

(a) changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices, increases in operating costs or capital expenses (including any disruption thereof) and any stoppage or shutdown of any activity by the U.S., Israeli or Cayman Islands government or otherwise or any default by the U.S., Israeli or Cayman Islands government or delays or failure to act by any Governmental Entity);

(b) changes generally affecting the industry in which the Company and the Company Subsidiaries operate, including cyclical fluctuations and trends;

(c) geopolitical conditions, acts of war and/or other hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism act (including cyber terrorism);

(d) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster, other than any changes involving any existing conflicts, acts of war or disputes;

(e) changes in GAAP (or interpretation or enforcement thereof) or applicable Law;

(f) changes in the market price or trading volume of the Common Shares or the credit rating of the Company (provided that an Effect underlying or that contributed to such changes may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(g) the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an Effect underlying or that contributed to such failure may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(h) the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions, in each case, solely to the extent attributable to the identity of the Parent Parties, the Sponsors or their respective Affiliates, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries (it being understood that this clause (h) will not apply to the term “Company Material Adverse Effect” as used in Section 3.9, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement (including Section 3.4 and Section 3.5), the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.3(a) with respect to any such representation or warranty);

(i) any shareholder Action in respect of this Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims); and

(j) any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) required by the express terms of this Agreement; provided that notwithstanding the foregoing, in the cases of clauses (a), (b), (c), (d) and (e), to the extent such Effect have had a disproportionately adverse effect on the Company and the Company Subsidiaries relative to the other companies operating in the industry in which the Company and the Company Subsidiaries operate, then only such incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred (and then only to the extent such incremental disproportionate adverse effect is not excluded by the other exceptions in this definition).

“Company Options” means stock options to purchase Common Shares of the Company, granted under the terms and conditions set forth under the Company Share Plans.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or a Company Subsidiary.

“Company Series B Debentures” means the unsecured, non-convertible Series B debentures of the Company due on January 1, 2026.

“Company RSUs” means a restricted share unit awards granted under terms and conditions set forth under the Company Share Plans.

“Company Shareholder Approval” means the affirmative vote of at least two-thirds (in person or by proxy) of the voting power of the Company’s outstanding Common Shares, voting together as a single class, entitled to vote and actually voting at the Company Shareholders Meeting, authorizing and approving this Agreement, the Plan of Merger and the Transactions.

“Company Share Plans” means (i) the Sapiens International Corporation N.V. 2011 Share Incentive Plan, (ii) the Sapiens International Corporation N.V. 2021 Stock Incentive Plan, and (iii) the Prior Company Share Plans.

“Company Subsidiary” means any Subsidiary of the Company.

“Contract” means, with respect to any Person, any legally binding agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue, or other legally binding arrangement (in each case, other than purchase orders, invoices or statements of work): (a) to which such Person is a party; (b) by which such Person or any of its assets are legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Deed of Trust” means that certain deed of trust entered on September 12, 2017 by and between the Company and Mishmeret Trust Services Company Ltd. in connection with the Company Series B Debentures.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means any Person that at an applicable time would be treated with the Company or any of its Subsidiaries as a single employer pursuant to Section 414 of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (i) Common Shares held by Parent, Merger Sub or any of their respective Subsidiaries, (ii) Common Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury and (iii) any Non-Rollover Shares held by Merger Sub pursuant to Section 1.1(a).

“Exclusivity Agreement” means the exclusivity agreement, dated as of June 9, 2025, as amended on July 7, 2025, entered into by and between the Company and Advent International, L.P., acting on behalf of funds under its management.

“FDI Laws” shall mean all Laws in any jurisdiction, whether domestic or foreign, in each case, any foreign investment federal, state or local Law issued, enacted or promulgated by any Governmental Entity, that provides for national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business.

“Financing Sources” means the Persons that have committed to provide or arrange any Debt Financing or Alternative Financing in connection with the Transactions, including the parties named in the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing and their permitted successors and assigns.

“Government Official” means (a) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (b) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (c) an officer of or individual who holds a position in a political party; (d) a candidate for political office; (e) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (f) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund).

“Governmental Entity” means any U.S., Israeli, Cayman Islands or any other national, supranational, foreign, provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, or bureau, boards, instrumentality or commission or any court, tribunal, judicial or arbitral body (public or private), industry or trade, including competition authorities and any institution or any agency thereof. The term also includes officials, employees or representatives, of the entities outlined in this definition.

“Governmental Grant” means any grant, funding, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of any Governmental Entity, including the IIA or any related authorities or programs, the Israeli Investment Center, the ITA, the State of Israel, and any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union, and the Fund for Encouragement of Marketing Activities of the Israeli Government.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with GAAP on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees and keep-well arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Intellectual Property” means all intellectual property and other similar rights in any jurisdiction, whether registered or unregistered, including: patents (including all reissues, divisionals, continuations, continuations-in-part and extensions thereof) and patent applications, moral rights, trademarks, trademark registrations, trademark applications, service marks, trade names, business names and brand names, including any and all goodwill associated therewith; rights to sue for passing off or for unfair competition; rights in works of authorship, including copyright registrations and copyright applications, and database rights; rights in computer software programs, including all rights in source code, object code, systems, specifications, network tools, data, databases, algorithms, models, firmware, designs and documentation related thereto, and artificial intelligence tools and technologies, including generative artificial intelligence tools and technologies (“Software”); internet domain names and social media handles; and rights in trade secrets and other information of a confidential and proprietary nature that derives economic benefit from being held in confidence (“Trade Secrets”) and know-how.

“Interim Options Tax Ruling” means an interim tax ruling from the ITA in form and substance acceptable to the Parent Parties (which approval shall not unreasonably be withheld, delayed or conditioned) confirming, among other things, that the Parent Parties, the Company, the Paying Agent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made with respect 102 Options, 102 RSUs, 3(i) Options, 3(i) RSUs and 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling).

“Intervening Event” means any material fact, event, circumstance or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was neither known to the Company Board or the Special Committee nor reasonably foreseeable as of the Agreement Date and which becomes known to or by the Company Board or the Special Committee prior to receipt of the Company Shareholder Approval; and (b) does not relate to (i) any Alternative Proposal (or any matter relating thereto or consequence thereof); (ii) any events, changes or circumstances relating to the Parent Parties or any of their respective Affiliates, including the announcement or pendency of this Agreement or the Transactions; (iii) changes after the Agreement Date in the market price or trading volume of the Common Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this clause (iii) may, to the extent not in contravention of the foregoing clause (a) or (b)(i), be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event); or (iv) the fact, in and of itself, that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, budgets, expectations, forecasts or estimates for any period.

“ITA” means the Israel Tax Authority.

“IT Assets” means all computer systems, including Software and information technology hardware, firmware, middleware and platforms, interfaces, systems, networks, equipment, facilities, websites, infrastructure, workstations, switches and data communication lines owned, used or held for use by the Company or any Company Subsidiary in connection with the conduct of their businesses as currently conducted.

“Judgment” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, settlement agreement, corporate integrity agreement, ruling, deferred prosecution agreement, subpoena, civil investigative demand, verdict, assessment or agreement issued, promulgated or entered by or with any Governmental Entity.

“Knowledge” means, with respect to any matter in question, the actual knowledge (after reasonable inquiry) of the officers of the Company or Company Subsidiaries set forth on Schedule B.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council to which the Company or any of its Subsidiaries are party or otherwise bound.

“Law” means any national, supranational, state, provincial, municipal or local statute, law, resolution, constitution, treaty, ordinance, code, regulation, statute, rule, notice, regulatory requirement, Judgment, stipulation, determination, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means each parcel of real property currently leased, subleased, or licensed by the Company or any Company Subsidiary.

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, those arising under any Contract, or otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, violation, charge, security interest, preferential arrangement, restrictive covenant, or encumbrance, condition or restriction of any kind, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Made Available” means that the referenced documents or other information and materials were (a) made available to Parent or its Representatives prior to 11:00 a.m. Eastern Time on the Agreement Date, in the electronic data room established for Parent’s due diligence in connection with the Transactions or (b) included in the Company SEC Documents.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Minority Investment” means an entity, other than a Subsidiary of the Company, in which the Company or a Company Subsidiary owns or otherwise holds any equity interest.

“Nasdaq” means the NASDAQ Global Select Market.

“Non-Disclosure Agreement” means the non-disclosure agreement, dated as of June 3, 2025 entered into by and between the Company and Advent International, Ltd.

“Non-Israeli Award” means any Company Option or Company RSU which is not a 102 Option, 102 RSU, 3(i) Option or 3(i) RSU.

“Non-Rollover Shares” means all of the Common Shares held by the Rollover Shareholder as of the Closing other than the Rollover Shares.

“Options Tax Ruling” means a ruling received by the Company from the ITA in form and substance acceptable to the Parent Parties (which approval shall not unreasonably be withheld, delayed or conditioned), which provides, among other things, that: (i) the payments made with respect to 102 Options, 102 RSUs and 102 Shares shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the minimum holding period required by Section 102, (ii) the Parent Parties and anyone acting on their behalf (including the Paying Agent) shall be exempted from withholding tax in relation to any payments made under this Agreement to the Paying Agent, or the 102 Trustee in relation to 102 Options, 102 RSUs, 3(i) Options, 3(i) RSUs and 102 Shares and (iii) any future or contingent payment in relation to 102 Options, 3(i) Options, 3(i) RSUs or 102 Shares shall be subject to Tax only upon payment to the holder of such 102 Options, 102 RSUs, 3(i) Options, 3(i) RSUs or 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling).

“Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721—1961, as amended, and the rules and regulations promulgated thereunder.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters, is or would reasonably be expected to materially adversely affect the ability of the Parent Parties to perform their respective obligations under this Agreement, or prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by the Parent Parties.

“Parent Parties” means, collectively, Bidco, Parent and Merger Sub.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with GAAP; (b) Liens for Taxes, utilities and other governmental charges (i) that are not due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which adequate reserves have been established in accordance with GAAP; (c) Liens imposed or promulgated by Law or any Governmental Entity, including securities laws, requirements and restrictions of zoning, permit, license, building and other applicable Laws, and development, site plan, subdivision or other agreements with municipalities that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (d) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (e) statutory or other Liens of landlords to the extent such Liens are not currently enforceable as a result of a breach or default by the Company or any Company Subsidiary; (f) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (g) with respect to the Leased Real Property, easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions affecting the Leased Real Property that do not, individually or in the aggregate, materially interfere with current use or occupancy of the applicable Leased Real Property; (h) Liens created by the Parent Parties or any of their respective Affiliates; (i) purchase money Liens and Liens securing obligations under capital lease arrangements; and (j) Liens set forth in Section 9.3 of the Company Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, exempted company, limited liability company, trust, joint venture, association, Governmental Entity, or other entity.

“Personal Information” means information about an identified or identifiable individual and any “personal information”, “personal information”, “personal data”, “personally identifiable information”, or “protected health information” as defined under applicable Privacy Law.

“Plan of Merger” means the Plan of Merger, together with the articles of association attached as an annex thereto, in each case, in the form attached hereto as Exhibit A, to be executed and delivered by the Company and Merger Sub under the CICA as provided by the terms hereof.

“Prior Company Share Plans” means the (i) Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, (ii) Sapiens International Corporation N.V. 2003 Share Option Plan, and (iii) Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan, each of which has expired prior to the Agreement Date in accordance with its terms.

“Privacy Laws” shall mean all (i) applicable Laws governing and (ii) applicable provisions of Contracts to which the Company or the Company Subsidiaries are bound relating to, the collection, privacy, processing, use, and security of Personal Information, as well as with respect to Laws, any regulations promulgated thereunder.

“Redacted Fee Letter” means a fee letter with a Financing Source with respect to the Debt Financing in which the only redactions are pricing, fee amounts, “price flex” and other economic or “flex” provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the amount of the Debt Financing to an amount that, when taken together with the amount of the Equity Financing, is less than the amount necessary to pay the Aggregate Merger Consideration on the Closing Date.

“Reimbursement Obligations” means Parent’s obligations pursuant to Section 6.10(h).

“Representatives” means, with respect to any Person, such Person’s Affiliates, officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other advisors and representatives acting on its behalf.

“Rollover Shares” means 6,896,552 Common Shares held by the Rollover Shareholder as of the Agreement Date.

“Sanctioned Country” means, at any time, a country, region, or territory that is itself the subject of comprehensive Sanctions (currently, Cuba, Iran, Lebanon, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic and Luhansk People’s Republic regions).

“Sanctioned Person” means any Person that is: (a) identified on any Sanctions-related list of designated Persons maintained by (i) the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State (“OFAC”), (ii) the United Nations Security Council, (iii) the European Union, (iv) any Israeli Governmental Entity or (v) the United Kingdom; (b) any person that is located, organized, or ordinarily resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means economic or financial sanctions or trade embargoes administered or enforced from time to time by (a) any Israeli Governmental Entity, (b) OFAC; (c) the United Nations Security Council; (d) the European Union; (e) the United Kingdom; or (f) sanctions as implemented under the laws of the Cayman Islands or extended to the Cayman Islands by the Orders of His Majesty in Council, except to the extent inconsistent with U.S. Law.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 3(i)” means Section 3(i) of the Ordinance.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of the Company Subsidiaries (including any Applicable Subsidiary).

“Special Committee” means the special committee of the Company Board consisting solely of directors independent of the Parent Parties, their respective Affiliates, the Company (other than in their capacity as member of the Company Board) and the Company Subsidiaries formed in connection with the Transactions.

“Specified Business Conduct Laws” means: (a) the Anti-Bribery Legislation; (b) applicable Sanctions; (c) all applicable Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State and customs Laws and regulations administered by U.S. Customs and Border Protection; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Laws relating to money laundering.

“Sponsors” means each of (i) Advent International GPE X Limited Partnership, (ii) Advent International GPE X-C Limited Partnership, (iii) Advent International GPE X-D SCSp, (iv) Advent International GPE X-G Limited Partnership, (v) Advent Partners GPE X Limited Partnership, (vi) Advent Partners GPE X-B Limited Partnership, (vii) Advent Partners GPE X-C (Cayman) Limited Partnership, (viii) Advent Partners GPE X-C-1 (Cayman) Limited Partnership, (ix) Advent International GPE X-A SCSp, (x) Advent International GPE X-B Limited Partnership, (xi) Advent International GPE X-E SCSp, (xii) Advent Partners GPE X-A Limited Partnership, (xiii) Advent Partners GPE X-C SCSp, (xiv) Advent Partners GPE X-D Limited Partnership, (xv) Advent Global Technology II Limited Partnership, (xvi) Advent Global Technology II-A SCSp, (xvii) Advent Global Technology II-B Limited Partnership, (xviii) Advent Global Technology II-C Limited Partnership, (xix) Advent Partners AGT II Limited Partnership, (xx) Advent Partners AGT II-A Limited Partnership, (xxi) Advent Partners AGT II-B Limited Partnership and (xxii) Advent Partners AGT II-C SCSp.

“Subsidiary” with respect to any entity, means that such entity is a “Subsidiary” of another Person if (a) such other Person directly or indirectly owns, beneficially or of record (i) an amount of voting securities or other interests in such entity, or a contractual or similar right, that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity, or (b) such other Person is a managing or controlling member or general partner of such entity.

“Superior Proposal” means any bona fide written proposal or offer made by a Third Party, which was not obtained in violation of Section 5.5, pursuant to which such Third Party would acquire, directly or indirectly, more than 50% of the Common Shares or consolidated total assets of the Company and the Company Subsidiaries, taken as a whole; (a) on terms that the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsel and outside financial advisors) to be more favorable from a financial point of view to the holders of Common Shares than the Merger and to be reasonably likely to be consummated in accordance with its terms, in each case, taking into account all factors that the Company or the Board acting on the recommendation of the Special Committee, or the Special Committee, determines are relevant (but shall include the identity of the counterparty, the material terms and conditions of such proposal and this Agreement (including any changes proposed by the Parent Parties to the terms of this Agreement), the certainty of value presented by such proposal, and the expected timing and likelihood of consummation of such proposal), (b) the conditions to the consummation of which the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsel and outside financial advisors) reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal and (c) in respect of which it has been demonstrated to the satisfaction of the Company Board (acting at the recommendation of the Special Committee) or the Special Committee, in its good faith judgment (after consultation with outside counsel and outside financial advisors) that adequate arrangements have been made in respect of any financing required to consummate such proposal.

“TASE” means the Tel-Aviv Stock Exchange Ltd.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form filed or required to be filed with any taxing Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security, unemployment, disability, digital services, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax, charge, duty, fee, levy, impost or other tax or assessment of any kind whatsoever imposed by a Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not.

“Third Party” means any person or “Group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any Parent Party or any of its Affiliates or Representatives.

“Tax Authority” means any Governmental Entity (domestic or foreign) responsible for the imposition or collection of any Tax.

“Transactions” means the transactions contemplated by this Agreement and the Plan of Merger, including the Merger.

“Unvested Company Option” means each outstanding Company Option as of immediately prior to the Effective Time that is not a Vested Company Option.

“Unvested Company RSU” means each outstanding Company RSU as of immediately prior to the Effective Time that is not a Vested Company RSU.

“UK” means the United Kingdom of Great Britain and Northern Ireland.

“Vested Company Option” means (a) a Company Option that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with their terms, as in effect on the Agreement Date, as a result of the consummation of the Merger, and (b) any Company Option as set forth on Section 9.3(b)(1) of the Company Disclosure Letter.

“Vested Company RSU” means (a) a Company RSU that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with their terms, as in effect on the Agreement Date, as a result of the consummation of the Merger, and (b) any Company RSU as set forth on Section 9.3(b)(2) of the Company Disclosure Letter.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws.

“Valid Tax Certificate” means a certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in customary form and substance satisfactory to the Israeli Withholding Agent, that is applicable to the payments to be made to any Person pursuant to this Agreement and stating that no withholding, or reduced withholding, of Israeli Tax is required with respect to such payment, or providing any other instructions regarding Tax withholding.

For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
102 Options	Section 9.3(a)
102 RSUs	Section 9.3(a)
102 Shares	Section 9.3(a)
102 Trustee	Section 9.3(a)
3(i) Options	Section 9.3(a)
3(i) RSUs	Section 9.3(a)
Action	Section 9.3(a)
Adverse Recommendation Change	Section 9.3(a)
Affiliate	Section 9.3(a)
Aggregate Merger Consideration	Section 2.2(a)
Agreement	Recitals
Agreement Date	Recitals
Alternative Financing	Section 6.10(f)
Alternative Proposal	Section 9.3(a)
Anti-Bribery Legislation	Section 9.3(a)
Antitrust and/or FDI Approvals	Section 6.3(a)
Antitrust Law	Section 9.3(a)
Applicable Subsidiary	Section 9.3(a)
Bidco	Recitals
Bidco Board	Section 9.3(a)
Book-Entry Shares	Section 2.1(c)
Business Day	Section 9.3(a)
Capitalization Time	Section 3.3(a)
Cash Replacement Company Option Amount	Section 2.4(d)
Cash Replacement Company RSU Amount	Article III
CICA	Recitals
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 9.3(a)
Common Shares	Section 3.3(a)
Company	Recitals
Company Articles of Association	Section 3.1
Company Balance Sheet	Section 9.3(a)
Company Balance Sheet Date	Section 9.3(a)
Company Benefit Plan	Section 9.3(a)
Company Board	Section 9.3(a)
Company Disclosure Documents	Section 3.8(a)
Company Disclosure Letter	Article III
Company Employee	Section 6.7(a)
Company Indemnified Parties	Section 6.4(a)
Company Material Adverse Effect	Section 9.3(a)

Company Options	Section 9.3(a)
Company Recommendation	Section 6.1(e)
Company Related Parties	Section 8.3(b)
Company RSUs	Section 9.3(a)
Company SEC Documents	Article III
Company Series B Debentures	Section 9.3(a)
Company Share Plan	Section 9.3(a)
Company Shareholder Approval	Section 9.3(a)
Company Shareholders Meeting	Section 3.4(b)
Company Subsidiary	Section 9.3(a)
Company Termination Fee	Section 8.3(a)
Company-Owned Intellectual Property	Section 9.3(a)
Contract	Section 9.3(a)
Current Insurance	Section 6.4(b)
Debt Financing	Section 4.12(b)
Dissenting Shareholders	Section 2.3(a)
Dissenting Shares	Section 2.3(a)
Effect	Section 9.3(a)
Effective Time	Section 1.3
End Date	Section 8.1(b)(i)
Enforcement Expenses	Section 8.3(g)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.12(a)
ERISA	Section 9.3(a)
ERISA Affiliate	Section 9.3(a)
Exchange Act	Section 9.3(a)
Excluded Benefits	Section 6.7(a)
Excluded Contract	Section 3.15(a)(xvi)
Excluded Shares	Section 9.3(a)
Exclusivity Agreement	Section 9.3(a)
FDI Laws	Section 9.3(a)
Financial Advisor	Section 3.21
Financing	Section 4.12(b)
Financing Letters	Section 4.12(b)
Financing Sources	Section 9.3(a)
GAAP	Section 3.6(c)
Government Official	Section 9.3(a)
Governmental Entity	Section 9.3(a)
Governmental Grant	Section 9.3(a)
Group	Section 5.5(a)
IIA	Section 9.3(a)
Indebtedness	Section 9.3(a)
Inquiry	Section 5.5(a)
Intellectual Property	Section 9.3(a)
Interim Options Tax Ruling	Section 9.3(a)
Intervening Event	Section 9.3(a)
Israeli Employees	Section 3.13(f)
Israeli Withholding Agent	Section 2.2(a)
IT Assets	Section 9.3(a)
ITA	Section 9.3(a)
Judgment	Section 9.3(a)

Knowledge	Section 9.3(a)
Labor Agreement	Section 9.3(a)
Law	Section 9.3(a)
Leased Real Property	Section 9.3(a)
Legal Restraints	Section 7.1(b)
Letter of Transmittal	Section 2.2(b)
Liabilities	Section 9.3(a)
Lien	Section 9.3(a)
Limited Guarantee	Recitals
Made Available	Section 9.3(a)
Material Contract	Section 3.15(a)(xvii)
Material Customer	Section 3.24
Material Supplier	Section 3.24
Maximum Amount	Section 6.4(b)
Merger	Recitals
Merger Sub	Recitals
Merger Sub Board	Section 9.3(a)
Minority Investment	Section 9.3(a)
Nasdaq	Section 9.3(a)
New Plans	Section 6.7(b)
Non-Disclosure Agreement	Section 9.3(a)
Non-Israeli Award	Section 9.3(a)
Non-Recourse Party	Section 9.13
Notice Period	Section 5.5(d)(i)
OFAC	Section 9.3(a)
Options Tax Ruling	Section 9.3(a)
Ordinance	Section 9.3(a)
Parent	Recitals
Parent Board	Section 9.3(a), Section 9.3(a)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 9.3(a)
Parent Related Parties	Section 8.3(d)
Parent Termination Fee	Section 8.3(c)
Party	Recitals
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(a)
Payor	Section 2.2(i)(i)
Per Share Merger Consideration	Section 2.1(c)
Permits	Section 3.10(a)
Permitted Liens	Section 9.3(a)
Person	Section 9.3(a)
Personal Information	Section 9.3(a)
Plan of Merger	Section 9.3(a)
Prior Company Share Plans	Section 9.3(a)
Privacy Laws	Section 9.3(a)
Proxy Statement	Section 6.1(a)
Real Estate Leases	Section 3.15(a)(iii)
Redacted Fee Letter	Section 9.3(a)
Registered Intellectual Property	Section 3.17(a)
Reimbursement Obligations	Section 9.3(a)
Representatives	Section 9.3(a)

Requisite Regulatory Approvals	Section 3.5(b)
Rollover	Recitals
Rollover Agreement	Recitals
Rollover Shareholder	Recitals
Rollover Shares	Section 9.3(a), Section 9.3(a)
Sanctioned Country	Section 9.3(a)
Sanctioned Person	Section 9.3(a)
Sanctions	Section 9.3(a)
Schedule 13E-3	Section 6.1(b)
SEC	Section 9.3(a)
Section 102	Section 9.3(a)
Section 14 Arrangement	Section 3.13(f)
Section 3(i)	Section 9.3(a)
Securities Act	Section 9.3(a)
Security Incident	Section 3.19(b)
Service Provider	Section 9.3(a)
Severance Pay Law	Section 3.13(f)
Software	Section 9.3(a)
Special Committee	Section 9.3(a)
Special Committee Recommendation	Recitals
Specified Business Conduct Laws	Section 9.3(a)
Sponsors	Section 9.3(a)
Subsidiary	Section 9.3(a)
Superior Proposal	Section 9.3(a)
Support Agreement	Recitals
Surviving Company	Recitals
TASE	Section 9.3(a)
Tax Authority	Section 9.3(a)
Tax Reportable Item	Section 3.12(d))
Tax Returns	Section 9.3(a)
Taxes	Section 9.3(a)
Third Party	Section 9.3(a)
Topco	Recitals
Trade Secrets	Section 9.3(a)
Transactions	Section 9.3(a)
Transfer Taxes	Section 6.12(b)
UK	Section 9.3(a)
Unvested Company Option	Section 9.3(a)
Unvested Company RSU	Section 9.3(a)
Valid Tax Certificate	Section 9.3(a)
Vested Company Option	Section 9.3(a)
Vested Company RSU	Section 9.3(a)
WARN	Section 9.3(a)
Withholding Drop Date	Section 2.2(i)(ii)
Withholding Tax Ruling	Section 6.12(c)(ii)

Section 9.4 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. When used in reference to the Company or any Company Subsidiaries, the term “material” shall be measured against the Company and the Company Subsidiaries, taken as a whole. The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefor, in each case, as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to a Governmental Entity will be also deemed to refer to any successor thereto unless the context requires otherwise. A reference to any agreement (including this Agreement), or Contract is, unless otherwise specified, to the agreement, Contract as amended, modified, supplemented or replaced prior to the Agreement Date (and Made Available to Parent). Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party will use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between or among the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing between the Parties will be used in the interpretation or construction of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). References herein to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “$” will be deemed references to the lawful money of the United States of America. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(b) Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such Party’s respective counsel, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. The Parties have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.5 Severability.

If any term or other provision of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy (a) such term or other provision will be fully separable; (b) this Agreement will be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof; and (c) all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.5 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.6 Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.7 Entire Agreement; No Third-Party Beneficiaries.

This Agreement, taken together with the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter, the Exclusivity Agreement, the Non-Disclosure Agreement, the Financing Letters, the Equity Commitment Letter, the Limited Guarantee, the Rollover Agreement, and the Support Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Merger and the Transactions; and (b) except for Article II, Section 6.4, Section 8.3(b), Section 8.3(d), Section 8.3(e), Section 8.3(f), Section 9.13 and Section 9.14, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies; provided that following the Effective Time, (i) the provisions of Section 6.4 shall be enforceable by the Company Indemnified Parties as provided therein, (ii) the provisions of Article II shall be enforceable by each equity holder of the Company, as applicable, solely to the extent necessary for any such Person to receive the consideration to which it is entitled pursuant to Article II, as applicable and (iii) the provisions of Section 6.12(e) shall be enforceable by the Rollover Shareholder.

Section 9.8 Governing Law.

This Agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this agreement or any of the transactions or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York, except to the extent the provisions of the laws of the Cayman Islands are mandatorily applicable, including regarding: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Common Shares and Excluded Shares, the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Special Committee, the Company Board, the Parent Board and the Merger Sub Board and the internal corporate affairs of the Company and Merger Sub.

Section 9.9 Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that any Parent Party may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more Affiliates at any time and (ii) after the Effective Time, to any Person (provided, in each case of sub-section (i) and (ii), that (x) no such assignment shall relieve such Parent Party of its obligations under this Agreement or enlarge, alter or change any obligation of any party hereto or due to such Parent Party and (y) no such assignment shall be made in the event the effect of such assignment would be reasonably expected to give rise to increase any liability for withholding Taxes on any payments made pursuant to the Agreement). Any purported assignment without such consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.10 Specific Enforcement; Jurisdiction; Venue.

(a) The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, subject to Section 8.3(e), the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the Transactions. It is agreed that, subject to Section 8.3(e), the Parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree, subject to Section 8.3(e), not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined in the competent courts in the State of New York. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any Action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in New York as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In no event may a party receive both a grant of specific performance and monetary damages.

(b) Notwithstanding Section 9.10(a) or anything to the contrary in this Agreement, it is acknowledged and agreed that the Company will only be entitled to an injunction, specific performance or other equitable remedy to cause the Parent Parties to consummate the Closing in the event that (and only for so long as) (A) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (B) all of the conditions to the consummation of the Debt Financing provided by the Debt Commitment Letter have been satisfied (other than the receipt of the Equity Financing and the satisfaction of those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) and the full amount of the Debt Financing (or any Alternative Financing) has been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing were funded at the Closing, (C) the Company has irrevocably confirmed to the Parent Parties in writing that it is ready, willing and able to consummate the Closing within five (5) Business Days and that all of the closing conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived and (D) the Parent Parties fail to consummate the Merger within such five (5) Business Day period after delivery by the Company to the Parent Parties of the notice described in preceding clause (C).

Section 9.11 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Disclosure Letter and Company SEC Document References.

The Parties agree that any reference in a particular Section of the Company Disclosure Letter will only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only to the extent the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.

Section 9.13 Non-Recourse.

Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each Party covenants, agrees and acknowledges that no Person other than the Parties hereto has any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and each Party has no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability for such claims shall attach to the former, present or future equity holders, controlling persons, directors, officers, shareholders, partners, members or employees, general or limited partners, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Parties hereto, each a “Non-Recourse Party”), through any other Party or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise by or through a claim, by or on behalf of any other Party against any Non-Recourse Party, by the enforcement of any assessment or whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise. Without limiting the foregoing, no claim will be brought or maintained by any Party or any of its Affiliates or any of their respective successors or permitted assigns against any Non-Recourse Party that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of any other Party or any other Person delivered hereunder. The Non-Recourse Parties shall be express third-party beneficiaries of this Section 9.13.

Section 9.14 No Liability of Financing Sources.

None of the Financing Sources will have any liability to the Company or any Company Related Parties relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any Company Related Parties will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, further, that nothing in this Section 9.14 shall limit the rights of the Company or Company Related Parties from and after the Effective Time under any Debt Commitment Letter or the definitive agreements for the Debt Financing executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto. The Financing Sources are intended third-party beneficiaries of this Section and may enforce this Section directly. This Section 9.14 may not be amended or waived in a manner adverse to the Financing Sources without their prior written consent. Any claim or litigation involving the Financing Sources shall be brought exclusively in the state or federal courts located in New York County, New York, and the parties waive any right to a jury trial in such litigation.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company and the Parent Parties have duly executed this Agreement, all as of the date first written above.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al-Dor
	Name:	Roni Al-Dor
	Title:	Chief Executive Officer

By:	/s/ Roni Giladi
	Name:	Roni Giladi
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company and the Parent Parties have duly executed this Agreement, all as of the date first written above.

SI SWAN UK BIDCO LIMITED

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan GUERNSEY HOLDCO LIMITED

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan Cayman Merger Sub Ltd.

By:	/s/ Don Whitt
	Name:	Don Whitt
	Title:	Director

Annex B

Form of Plan of Merger

Final Version

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [●] between Sapiens International Corporation N.V. (the “Surviving Company”) and SI Swan Cayman Merger Sub Ltd. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated August 12, 2025 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is c/o CO Services Cayman Limited, PO Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company will be €700,000 divided into 70,000,000 common shares of a par value of €0.01 each and the Surviving Company will have [●] common shares in issue.

5	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Merging Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each and the Merging Company will have 1 share in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date, and the authorised share capital of the Surviving Company and the rights and restrictions attaching to the shares in the Surviving Company shall be as set out therein.

9	[There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.]

10	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The names and addresses of each director of the surviving company (as defined in the Statute) are:

12.1	Don Whitt of c/o Advent International, L.P., Prudential Tower, 5th Floor, 800 Boylston Street, Boston, MA, 02199, United States of America;

12.2	Sarah Wise of 99 College Road, BROMLEY, London, BR1 3QG, United Kingdom;

12.3	[●] of [●]; and

12.4	[●] of [●].

13	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

14	This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute and has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

15	At any time prior to the Effective Date, this Plan of Merger may be:

15.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

15.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

16	This Plan of Merger may be executed in counterparts.

17	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(Signature page follows)

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)

Duly authorised for	)	__________________________
and on behalf of	)	Director

Sapiens International Corporation N.V.	)

SIGNED by ________________________	)

Duly authorised for	)	__________________________
and on behalf of	)	Director

SI Swan Cayman Merger Sub Ltd.	)

Final Version

Annexure 1

Agreement and Plan of Merger

Final Version

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SAPIENS INTERNATIONAL CORPORATION N.V.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON [●])

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SAPIENS INTERNATIONAL CORPORATION N.V.(ADOPTED BY SPECIAL RESOLUTION PASSED ON [●])

1	The name of the Company is “Sapiens International Corporation N.V.”.

2	The Registered Office of the Company shall be at the offices of CO Services Cayman Limited, PO Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is €700,000 divided into 70,000,000 common shares of a par value of €0.01 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SAPIENS INTERNATIONAL CORPORATION N.V.(ADOPTED BY SPECIAL RESOLUTION PASSED ON [●])

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company shall not issue Shares to bearer.

3.3	Subject to the Statute and these Articles, the Company may re-designate or re-name a Share or Shares either before such Shares have been issued or after such Shares have been issued.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

21.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

21.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10	Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

34.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

35.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1	To the maximum extent permitted by law, the Company, by determination of the board of Directors, shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with request to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

45.2	To the maximum extent permitted by law, the Company, by determination of the board of Directors, shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favour by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper.

45.3	To the extent that a Director, officer, employee or agent of the Company has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in this Article 45, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

45.4	Any indemnification under this Article 45 (unless ordered by a court) shall be made by the Company only as authorised by contract approved, the memorandum and articles of association, resolution or other action adopted or taken, by the board of Directors or by the members.

45.5	Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this Article 45.

45.6	The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article 45 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of members or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

45.7	The Company, by determination of the board of Directors, shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article 45.

45.8	For purpose of this Article 45, reference to the Company shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify his Directors, officers, and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a Director, officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 45 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Annex C

Cayman Islands Companies Act (As Revised) — Section 238

Rights of dissenters

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating —

(a) that person’s name and address;

(b) the number and classes of shares in respect of which that person dissents; and

(c) a demand for payment of the fair value of that person’s shares.

(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Annex D

Opinion of Houlihan Lokey Capital, Inc.

Sapiens International Corporation N.V.

August 12, 2025

August 12, 2025

The Special Committee of the Board of Directors of Sapiens International Corporation N.V.

Sapiens International Corporation N.V.

Azrieli Center, 26 Harokmim Street

Holon, 588-5800, Israel

Attn: Mr. Eyal Ben-Chlouche, Chairman of the Committee

Dear Members of the Special Committee of the Board of Directors:

We understand that Sapiens International Corporation N.V. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, SI Swan UK Bidco Limited (“Bidco”), SI Swan Guernsey Holdco Limited (“Parent”) and SI Swan Cayman Merger Sub Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company (the “Merger”) and (ii) each share of common stock, par value €0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in the Agreement) (other than the Excluded Shares (as defined below), the Dissenting Shares (as defined in the Agreement) and the Rollover Shares (as defined in the Agreement)) will be converted into the right to receive $43.50 in cash, without interest (the “Consideration”). For purposes of this opinion letter, “Excluded Shares” means, collectively, (a) the Company Common Stock held by Parent, Merger Sub or any of their respective subsidiaries, (b) Company Common Stock held by the Company or any subsidiary of the Company or held in the Company’s treasury and (c) any Non-Rollover Shares (as defined in the Agreement) held by Merger Sub pursuant to Section 1.1(a) of the Agreement.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the holders of the Excluded Shares, the Dissenting Shares and the Rollover Shares) (collectively, the “Unaffiliated Shareholders”) in the Merger pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	draft dated August 12, 2025 of the Agreement;

b.	draft dated August 12, 2025 of the Rollover Agreement, by and among SI Swan UK Topco Limited, Bidco, Parent, Merger Sub and the Rollover Shareholder (the “Rollover Agreement”); and

c.	draft dated August 12, 2025 of the Support Agreement, by and between the Rollover Shareholder and Parent (the “Support Agreement”).

Sapiens International Corporation N.V.

August 12, 2025

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company and approved for our use by the Committee relating to the Company for the fiscal years ending 2025 through 2029 (the “Financial Projections”);

4.	spoken with certain members of the management of the Company and certain of the Company’s and the Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	reviewed a certification from senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company and the Committee have advised us, and we have assumed, that the Financial Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management and the Committee as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. As you are aware, the credit, financial and stock markets have recently been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, and this Opinion does not purport to address potential developments in any such markets.

Sapiens International Corporation N.V.

August 12, 2025

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, (c) advise the Committee, the Board or any other party with respect to alternatives to the Merger or (d) identify, introduce to the Committee, the Board or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, the Company, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Bidco or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Sapiens International Corporation N.V.

August 12, 2025

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Advent International L.P., an affiliate of Parent, (“Advent”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Advent (collectively, with Advent, the “Advent Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having provided a financial opinion to a member of the Advent Group in connection with a transaction and (ii) currently providing investment banking and financial advisory services to a portfolio company of the Advent Group in connection with a potential transaction. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Bidco, members of the Advent Group, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Advent or their respective affiliates, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Advent Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Bidco, members of the Advent Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Merger. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Consideration to the extent expressly specified herein), including, without limitation, the treatment of the Rollover Shareholder in the Merger or the terms, aspects or implications of the Rollover, the Rollover Agreement or the Support Agreement, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Bidco or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Shareholders in the Merger pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex E

DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1.	Directors and Executive Officers of the Company

The Board presently consists of six members, including the Chief Executive Officer. The persons listed below are the directors and executive officers of the Company as of the date of this proxy statement. The Merger Agreement provides that the directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent nominates to be appointed with effect from the Effective Time, will be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

There are no family relationships among any of the Company’s directors or executive officers. None of the directors and executive officers listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger Agreement provides that the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

All of the directors and executive officers can be reached c/o Sapiens International Corporation N.V., Azrieli Center, 26 Harokmim St., Holon, 5885800 Israel, +972-3-790-2000.

Directors

Name	Age	Position	Citizenship
Guy Bernstein	57	Chairman of the Board of Directors	Israel
Roni Al-Dor	65	President, Chief Executive Officer and Director	Israel
Eyal Ben Chlouche	63	Director	Israel
Yacov Elinav	80	Director	Israel
Uzi Netanel	89	Director	Israel
Naamit Salomon	61	Director	Israel

Guy Bernstein has served as a director of the Company since January 1, 2007, and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he has held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software, as Chairman of the Board of Matrix IT Ltd, Zap Group Ltd and Michpal Group, and as a director of TSG IT Advanced Systems Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from the College of Management Academic Studies.

Roni Al-Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al-Dor was one of the two founders of TTI Team Telecom International Ltd., or TTI, a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al-Dor served as President of TTI. Prior to that, Mr. Al-Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al-Dor worked on projects relating to computerization in aircrafts. Mr. Al-Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chelouche, a highly accomplished professional with more than two decades of experience in finance and capital markets, has held significant leadership positions throughout his career. He began his tenure as a director at the Company in August 2008. Notably, he served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 to 2005, where he spearheaded critical reforms. His roles also included Deputy Commissioner and Senior Foreign Exchange and Investment Manager at the Bank of Israel, as well as an Investment Officer at the Bank of England in London. Mr. Ben-Chelouche played a pivotal role in the Bachar Committee on Capital Market Reform, which shaped the financial landscape in Israel. Presently, he serves as the Chairman of the Board of Directors for the DavidShield PassportCard Group since 2018 and DavidShield Insurance since 2020. Mr. Ben-Chelouche, who previously served as an independent director at Matrix IT Ltd., Migdal Holding Ltd., and several other private companies, brings extensive financial expertise to these organizations. Mr. Ben-Chelouche is an independent director.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies. From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. from 2012 through 2022, and has served as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2000 through 2017. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves at present on the Board of Directors of Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University. Ms. Salomon is an independent director.

Executive Officers

Name	Age	Position	Citizenship
Roni Al-Dor	65	President, Chief Executive Officer and Director	Israel
Roni Giladi	54	Chief Financial Officer	Israel

Roni Giladi joined the Company as Chief Financial Officer in July 2007. Prior to joining the Company, Mr. Giladi served as the Director of Finance at Emblaze from January 2007. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX, from August 2003 until November 2006, after serving as Corporate Controller from June 2002. Prior to RichFX, Mr. Giladi worked at EY Israel, from 1997-2002, as a manager in the high-tech practice group. Mr. Giladi is Certified Licensed Public Accountant and holds a BA in Business Management and Accounting from the College of Management in Israel.

2.	Directors and Executive Officers of the Parent Parties

Each of the Parent Parties was formed in connection with the Transactions. Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of the Parent Parties. The business telephone number of each director and executive officer of the Parent Parties is (+1) 617-951-9400, except as noted below.

Executive Officers and Directors of Parent and Bidco

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
Christopher John Coombe	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Non-Executive Director; AI Global Investments (UK) PCC Limited	England
Jill Isobel Whittaker	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Executive Director; AI Global Investments (UK) PCC Limited	England
Paul Spanswick	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Non-Executive Director; AI Global Investments (UK) PCC Limited	England

Executive Officers and Directors of Merger Sub

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
Don Whitt	c/o Advent International, L.P. Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Director	Vice President of Global Tax; Advent International GP, LLC	USA
Sarah Wise	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom +44 (0)20 7333 0800	Director	Director, Finance; Advent International Ltd	England

During the last five years, none of the Parent Parties nor, to the knowledge of the Parent Parties, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

3.	Directors and Executive Officers of the Advent Holding Entities

Along with the Parent Parties, each of the Advent Holding Entities (other than PCC) was formed in connection with the Transactions, and PCC is a holding company with a cell formed solely for the purpose of the Transactions. Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of each of the Advent Holding Entities, except for Swan Limited Partnership, which is managed by its general partner and does not have executive officers or directors.

Executive Officers and Directors of Finco, Midco and Topco

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
Christopher John Coombe	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Non-Executive Director; AI Global Investments (UK) PCC Limited	England
Jill Isobel Whittaker	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Executive Director; AI Global Investments (UK) PCC Limited	England
Paul Spanswick	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Non-Executive Director; AI Global Investments (UK) PCC Limited	England

Executive Officers and Directors of AI Global Investments (UK) PCC Limited

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
Christopher John Coombe	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Non-Executive Director; AI Global Investments (UK) PCC Limited	England
Jill Isobel Whittaker	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Executive Director; AI Global Investments (UK) PCC Limited	England
Paul Spanswick	c/o AI Global Investments (UK) PCC Limited 29 Farm Street London W1J 5RL +44 (0)20 3713 2997	Director	Non-Executive Director; AI Global Investments (UK) PCC Limited	England
Justin Alexander Nuccio	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Director	European Senior Director of Finance and Operations; Advent International Ltd and Advent International Luxembourg S.à r.l.	USA

During the last five years, none of the Advent Holding Entities, nor, to the knowledge of the Advent Holding Entities, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

4.	Directors and Executive Officers of the Advent Entities

The Advent Holding Entities are directly or indirectly controlled by the general partner of Swan Limited Partnership, Advent Global Technology II LLC. Advent Global Technology II LLC is controlled by its sole member and manager, Advent International, L.P. Advent International, L.P. is controlled by its general partner, Advent International GP, LLC (the “Advent Control Entity”).

Founded in 1984, Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 430 private equity investments across 44 countries, and as of June 30, 2025, had $94 billion in assets under management.

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of (i) Advent Global Technology II LLC, (ii) Advent International, L.P. (the foregoing (i) and (ii), collectively, the “Advent Entities”) and (iii) the Advent Control Entity. The business telephone number of each director and executive officer of the Advent Entities is +1 617-951-9400, except as noted below.

Executive Officers and Directors of Advent Global Technology II LLC

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
Ben Scotto	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Vice President	Vice President, Deputy Chief Financial Officer, Assistant Treasurer; Advent International GP, LLC	USA
Neil Crawford	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Vice President	Vice President of Finance – Fund Administration; Advent International GP, LLC	USA
Don Whitt	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Vice President	Vice President of Global Tax; Advent International GP, LLC	USA

Executive Officers and Directors of Advent International, L.P.

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
Heather R. Zuzenak	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Officer (Chief Compliance Officer)	Chief Compliance Officer; Advent International, L.P. and Advent International GP, LLC	USA

Executive Officers and Directors of the Advent Control Entity

Name	Business Address and Telephone Number	Position	Present Principal Occupation	Citizenship
James G.A. Brocklebank	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom +44 (0)20 7333 0800	Director and Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Director, Senior Vice President & Managing Partner; Advent International GP, LLC	England
David M. Mussafer	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Director and Officer (Chairman & Managing Partner, Executive Officers Committee Member)	Chairman & Managing Partner; Advent International GP, LLC	USA
John L. Maldonado	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Director and Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Director, Senior Vice President & Managing Partner; Advent International GP, LLC	USA
Susan Gentile	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Officer (Senior Vice President & Managing Director, Chief Financial Officer, Treasurer)	Senior Vice President & Managing Director, Chief Financial Officer, Treasurer; Advent International GP, LLC	USA
Amanda McGrady Morrison	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Officer (Vice President & Managing Director, Chief Legal Officer, General Counsel)	Vice President & Managing Director, Chief Legal Officer, General Counsel; Advent International GP, LLC	USA
Andrew D. Dodge	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Officer (Vice President, Deputy General Counsel, Secretary)	Vice President, Deputy General Counsel, Secretary; Advent International GP, LLC	USA
Heather K. Miner	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Officer (Vice President & Managing Director, Chief Operating Officer)	Vice President & Managing Director, Chief Operating Officer; Advent International GP, LLC	USA
Heather R. Zuzenak	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA +1 617-951-9400	Officer (Chief Compliance Officer)	Chief Compliance Officer; Advent International, L.P. and Advent International GP, LLC	USA
Patrice Etlin	c/o Advent do Brasil Consultoria e Participações Ltda., Av. Brig. Faria Lima 3400, conj 41, 04538-132 São Paulo, SP Brazil +55 11 3014 6800	Officer (Senior Vice President & Managing Partner, Executive Officers Committee Member)	Senior Vice President & Managing Partner; Advent International GP, LLC	Brazil and France

During the last five years, none of the Advent Entities nor, to the knowledge of the Advent Entities, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5.	Directors and Executive Officers of Formula

The board of director of Formula presently consists of seven members. The persons listed below are the directors and executive officers of Formula as of the date of this proxy statement.

All of Formula’s directors and executive officers can be reached c/o Formula Systems (1985) Ltd., Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel +972-3-538-9210.

Name	Position	Citizenship
Guy Bernstein	Chief Executive Officer	Israel
Asaf Berenstin	Chief Financial Officer	Israel
Maya Solomon-Ella	Chief Operational Officer	Israel
Tammy Ohana Koll	Chief Technology Officer	Israel
Marek Panek	Chairman of the Board of Directors	Poland
Rafal Kozlowski	Director	Poland
Ilan Regev	External Director and Chairman of the Audit Committee of the Board of Directors	Israel
Amir Hillman	External Director	Israel
Karolina Rzonca-Bajorek	Director	Poland
Gabriela Zukowicz	Director	Poland
Itay Meroz	Director	Israel

Senior Management

Guy Bernstein has served as Formula’s Chief Executive Officer since January 2008. Mr. Bernstein served as a member of Formula’s board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, Formula’s former controlling shareholder and a publicly traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of each of Matrix and the Company and as chief executive officer and director of Magic Software, where he served as the chief financial and operations officer from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at InSync staffing, all of them are subsidiaries of Formula Systems Mr. Bernstein holds a B.A. degree in accounting and economics from the College of Management Academic Studies and is a certified public accountant in Israel.

Asaf Berenstin has served as Formula’s Chief Financial Officer since November 2011. Mr. Berenstin also serves as the Chief Financial Officer of Formula’s subsidiary, Magic Software, since April 2010. Prior to such time, beginning in August 2008, Mr. Berenstin served as Magic Software’s corporate controller. Mr. Berenstin also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at InSync staffing, all of them are subsidiaries of Formula Systems. Prior to joining Formula, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (Nasdaq: GILT), commencing in July 2007. From October 2003 to July 2007, Mr. Berenstin practiced as a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

Tammy Ohana Koll has served as Formula’s Chief Technology Officer at Formula Systems and Chief Executive Officer of the Michpal Group since March 2023. Ms. Ohana Koll holds over 20 years of experience in the technology industry. Prior to joining Formula, Ms. Ohana Koll was Deputy Chief Executive Officer and the Chief Information Officer at Migdal Insurance & Finance Group for a term of 6 years. Ms. Ohana Koll was also Vice President of R&D at Migdal Insurance Company Ltd. for a term of 6 years prior to becoming Chief Information Officer. Earlier in her career, Ms. Ohana Koll held the position of Vice President of Products at Malam Payroll for a term of 10 years. She holds a B.A. degree in Computer Science from Sapir College.

Maya Solomon-Ella has served as Formula’s Chief Operational Officer since September 2016. In her last position Ms. Solomon-Ella served as the Transaction Support leader in Ernst& Young Israel (Tel-Aviv branch). Ms. Solomon-Ella served at Ernst & Young for 13 years, three of which were with the Assurance Services team (Hi Tech) and 10 of which were spent in the Transaction Advisory Services (TAS) group. Since joining the TAS group at Ernst & Young, Ms. Solomon-Ella has been involved in M&A transactions across the globe. Ms. Solomon-Ella holds a B.A. degree in Economics-Accounting from Bar Ilan University and is a Certified Public Accountant (CPA) in Israel.

Directors

Marek Panek has served as one of Formula’s directors since November 2010. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. (“Asseco”) and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including as an Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. Z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. Z o.o. (since December 2018), Chairman of the Supervisory Board of Nextbank Software (since March 2019) and Supervisory Board Member of adesso banking solutions GMBH (since September 2020). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996), Marketing Director (from October 1996 to March 2003), Sales and Marketing Director (from April 2003 to March 2004) and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. Z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafal Kozlowski has served as one of Formula’s directors since August 2012. From December 2020 Mr. Kozlowski has served as the President of the Management Board of Asseco Enterprise Solutions. From June 2012 to March 2021, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange. From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003, as Senior Manager at Veraudyt. From 2004 to 2006, Mr. Kozlowski was the Head of the Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at its subsidiary Sawan S.A. From 2007 through June 2009, Mr. Kozlowski served as the Director of Controlling and Investment Division at Asseco. Mr. Kozlowski graduated from the University of Warsaw, obtaining a Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006 and the Emerging CFO: Strategic Financial Leadership Program by Stanford GSB in 2019.

Ilan Regev was elected to Formula’s board of directors as an external director in August 2025. Mr. Regev is a seasoned executive with a strong financial background. Since 1995, he has served as a Senior Manager at ERB Financial Group Ltd., a firm providing outsourced CFO services primarily to startup companies. Since 2016, Mr. Regev has also been a director at ERB London Limited, a wholly owned UK subsidiary of ERB Financial Group Ltd. Between 2004 and 2018, he founded and directed ESOP Trustee and Management Services Ltd., a subsidiary of Phoenix Insurance Ltd. From 2008 to 2011, he served as an independent director at Matrix IT Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Earlier in his career, from 1992 to 1995, Mr. Regev was a senior manager at Ernst & Young Israel, overseeing audit teams focused mainly on venture capital funds. He holds a B.A. in Economics and Accountancy from Tel Aviv University and is a Certified Public Accountant (CPA).

Amir Hillman was elected to Formula’s board of directors as an external director in August 2025. Mr. Hillman is an experienced finance and real estate professional with a strong background in investments and capital markets. Mr. Hillman is the Co-Founder and Partner of Alexa Finance and Investments Ltd., an investment company specializing in capital markets and real estate development, a position he has held since 2009. From 2003 to 2007, Mr. Hillman served as an Analyst and Business Development Manager at Forum Technologies Venture Capital Fund, focusing on start-ups and early-stage investments. From 1999 to 2002, he worked as an Analyst at Dan Tahori Investment House, where he performed valuations and financial analyses for M&A activities, primarily for leading Israeli capital market entities. Earlier in his career, from 1997 to 1998, Mr. Hillman was an Analyst at Paz Economics and Engineering, providing financial oversight for real estate projects. Mr. Hillman holds a B.A. in Economics and Sociology and an MBA from the Recanati Business School, Tel Aviv University.

Karolina Rzonca-Bajorek was elected to Formula’s board of directors in August 2022. Ms. Rzonca-Bajorek has served in various financial managerial capacities within the Asseco Group since 2015, and during the period from 2012 to 2014. Since April 2021, Ms. Rzonca-Bajorek has served as Vice President of Finance, and a member of the Management Board, of Asseco. Prior to that period, from 2019 through March 2021, Ms. Rzonca-Bajorek served as the Director of the Finance Division of the Asseco Group. Before that, from 2015 until 2019, Ms. Rzonca-Bajorek served as the Director of the Reporting Department of the Asseco Group. From 2014 to 2015, Ms. Rzonca-Bajorek was the Stock Exchange Reporting Expert at PHZ Baltona S.A. From 2012 to 2014, Ms. Rzonca-Bajorek worked at Asseco. as a Finance Specialist in the Reporting Department of the Asseco Group. She started her professional career in 2009 at Ernst & Young Audit Sp. Z o.o. in the audit department, where she participated in audits of large corporate clients. Ms. Rzonca-Bajorek is a graduate of the Warsaw School of Economics, the faculty of finance and accounting (specialization: corporate finance and accounting). Ms. Rzonca-Bajorek holds the FCCA title and a Certificate of the Minister of Finance of Poland authorizing her to provide accounting services, and is in the process of becoming a certified auditor.

Gabriela Zukowicz was elected to Formula’s board of directors in August 2022. Since October 2017, Ms. Zukowicz has served as Vice President of the Management Board of Asseco, responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Also, since March 2023 she acts as Chief ESG Officer at Asseco. Ms. Zukowicz has been working at Asseco since 1998, serving as the Director of the Management Board Office (October 2004 – December 2009) and as the Director of the Legal and Organizational Department (January 2010 – October 2017). In addition, from August 2012 to September 2017, Ms. Zukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Innovation Fund and the Member of the Supervisory Boards of Asseco Western Europe and Asseco Lietuva. In 1998, Ms. Zukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

Itay Meroz was appointed as a director by Formula’s board of directors in May 2024. Mr. Meroz is an experienced executive manager with significant financial background. Mr. Meroz has served as the Chief Executive Officer of Skyter Technologies, an online media company since 2021. From 2012 to 2021, Mr. Meroz served as the Chief Executive Officer of WhiteSmoke Software, an ad-tech company listed on the Tel Aviv Stock Exchange, after having served as its Chief Financial Officer from 2009 through 2012. Earlier in his career, he served as the Controller of Versaware Tech from 2001 to 2002. Mr. Meroz started his professional career in 1997 at Ernst & Young Israel, where he managed an audit team that audited corporate clients listed on TASE, including in respect of U.S. GAAP-based financial statements. Mr. Meroz holds a B.A. in Business and Accounting from the College of Management and was a certified public accountant (CPA).

During the last five years, neither of Formula nor, to the knowledge of Formula, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Annex F

FORM OF PROXY CARD

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V79716 - [TBD] 1. IT IS RESOLVED, as a SPECIAL RESOLUTION, that the following be approved and authorized in all respects : (a) the Agreement and Plan of Merger, dated as of August 12 , 2025 (the “Merger Agreement”), by and among Sapiens International Corporation N . V . (the "Company"), SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey, and SI Swan Cayman Merger Sub Ltd . , a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving company (such Merger Agreement being in the form approved by the directors of the Company on August 12 , 2025 and attached as Annex A to the proxy statement and which will be produced and made available for inspection at the extraordinary general meeting), (b) the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form approved by the directors of the Company on August 12 , 2025 and attached as Annex B to the proxy statement and which will be produced and made available for inspection at the extraordinary general meeting) and (c) the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including (i) the Merger, (ii) the entry by the Company into the Plan of Merger, and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the new memorandum and articles of association effective at the Effective Time (as defined in the Plan of Merger and herein the "Effective Time") in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”) and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A . 3. IT IS RESOLVED, as an ORDINARY RESOLUTION, that at the Effective Time each of Don Whitt and Sarah Wise (having consented to act) be appointed as a director of the Company (as the surviving company in the Merger) in accordance with the memorandum and articles of association to be adopted at the Effective Time . 4. IF NECESSARY, IT IS RESOLVED as an ORDINARY RESOLUTION, that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to constitute a quorum or pass the special resolutions to be proposed at the extraordinary general meeting . 2. IT IS RESOLVED, as a SPECIAL RESOLUTION, that each of the directors and/or officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A . For Against Abstain O O O SAPIENS INTERNATIONAL CORPORATION N.V. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. NOTE : In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting and any adjournment or postponement thereof . If no direction is made, this proxy will be a vote FOR proposals 1 , 2 , 3 and 4 . Abstain Against For O O O O O O O O O SAPIENS INTERNATIONAL CORPORATION N.V. C/O BROADRIDGE P.O. BOX 1342 BRENTWOOD, NY 11717 VOTE AT THE MEETING While we urge you to vote in advance, you are welcome to attend the Company's extraordinary general meeting of shareholders in person at the company's principal executive offices located at Azrieli Center, 26 Harokmim Street, Holon, 5885800 , Israel . The extraordinary general meeting will begin promptly at 5 : 00 p . m . (Israel local time) on November 19 , 2025 . Please arrive in advance of the start of the meeting to allow time for identity verification . VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on November 18 , 2025 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on November 18 , 2025 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE ڀ

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Important Notice Regarding the Availability of Proxy Materials for the Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V79717 - [TBD] SAPIENS INTERNATIONAL CORPORATION N.V. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS NOVEMBER 19, 2025 AT 5:00 P.M. (ISRAEL LOCAL TIME) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder(s) hereby appoint(s) Mr . Roni Giladi, Mr . Roni Al Dor and Ms . Keren Peer, or each of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares of SAPIENS INTERNATIONAL CORPORATION N . V . that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 5 : 00 P . M . (Israel local time) on November 19 , 2025 , at Azrieli Center, 26 Harokmim Street, Holon, 5885800 , Israel, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations for each of the proposals included herein . If any other matters properly come before the meeting, and any adjournment or postponement thereof, the persons named in the proxy will vote in their discretion on such matters . Continued, and must be signed and dated on the other side

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